Form 10-K405, Exhibit 13
period 1996-12-31
SELECTIVE INSURANCE GROUP INC
filed 1997-03-28
CIK 230557

ANNUAL REPORT PAGES 18 THRU 53, AND 57

PAGE

INVESTMENTS
-----------

PIE CHART - reflecting the following relationships
------------------------------------------------------------
Classification of Investments
                                   Dollar         Percentage
                                   ------         ----------
Taxable debt securities          $  767.4            47%
Tax-advantaged debt securities      650.8            40%
Equity securities                   161.1            10%
Short-term investments               33.9             2%
Other                                10.5             1%
                                   ------            ---
Total Investments                $1,623.7            100%
------------------------------------------------------------


Investments and investment policy
---------------------------------
  Investment income is an important source of revenue for the Company, and the return on its investment portfolio has a material effect on the Company's net income. The Company's investment policy is conservatively structured with the long-term objective of maximizing after-tax yield while providing liquidity and maintaining the preservation of assets and stockholders' equity. These factors dictate the investment mix, with 87% of the investment portfolio in debt securities, 10% in equity securities and 3% in short-term and other investments.

  Investments are made in compliance with regulatory requirements and with careful attention to the present and prospective Federal income tax positions. Company investment policy requires that debt securities must be "A" rated or better, although up to 5% (of debt securities) may be in issues rated lower than "A." Credit quality has always been a cornerstone of the Company's investment strategy. This high quality strategy is evident by the fact that over 99% of the debt security portfolio is of investment grade. Further emphasizing this superior quality is the fact that 44% have a Moody's rating of "Aaa" (or its Standard & Poor's equivalent), which is considered to be the highest credit quality. Though not the sole consideration, investment commitments are made with considerable emphasis on limiting credit risk.

  Liquidity requirements are emphasized in response to an unpredictable underwriting environment and the need to minimize the risk of catastrophic events. To provide liquidity while maintaining consistent performance, the Company's debt securities are distributed so that some issues are always approaching maturity, thereby providing a source of predictable cash flow.


BAR GRAPH
----------------------
Bond Maturities
(in millions)

Years       $ Amount
-----       --------
  1          $101.2
  2          $142.5
  3          $181.4
  4          $149.7
  5          $137.6
  6          $142.8
  7          $121.4
  8          $117.8
  9          $199.7
 10          $ 80.4
 11          $ 30.4
 12          $  7.5
 13          $  5.3
 14          $  0
 15          $  0
 15+         $  0.5

Total Carry Value: $1,418.2
Average Life: 5.1 Years
---------------------------



CHART
---------------------------------------
Bond Quality Analysis
(Moody's Rating/Standard & Poor' Rating)

      Rating            Percent
      ------            -------
     Aaa/AAA              43.8%
     Aa/AA                25.7
     A/A                  26.2
     Baa/BBB               3.9
     Other                  .4
                         -----
                         100.0%
----------------------------------------

                               Page 18


PAGE

  At year end approximately 70% of the Company's debt securities were classified as available-for-sale. This classification provides greater portfolio management flexibility.

  To reduce the sensitivity to interest rate fluctuations, the Company has been investing in intermediate-term debt securities. At year end 1996, 96% of the portfolio was ten years or less to maturity compared to 93% at the end of 1995. At December 31, 1996, the debt securities had an average life of 5.2 years compared with 5.7 years at December 31, 1995.

  Net investment income earned, after taxes, increased 4% in 1996 to $74 million compared to $71 million in 1995. The increase in 1996 reflected the growth in investment assets from cash provided by operations in 1996 and 1995. However, the increase was partially offset by maturities and redemptions of higher yielding securities.

  During 1996, the equity portfolio experienced an increase in net unrealized gains, before tax, of $21 million, which represented approximately 35% of the statutory surplus growth for 1996. At year end 1996, the equity portfolio represented 10% of the Company's total investments compared to 7% at December 31, 1994. The growth, for the most part, reflected the extraordinary rise in the U.S. equity markets coupled with additional securities purchased by the Company.

  The Company will continue the investment philosophy that has historically proven successful. In 1997, the strategy will be to continue to purchase intermediate-term debt securities in sectors that represent the most attractive relative value considering the Company's Federal income tax position.

  Managing the Company's investment risk by adhering to these strategies should protect the interests of its stockholders as well as policyholders and, at the same time, enhance our financial strength and underwriting capacity.

BAR GRAPH
---------------------------------------------------------
Net Investment Income Earned
(dollars in millions)

Year               1992    1993    1994    1995    1996

Dollar Amount      $73.5   $77.3   $80.7   $91.6   $97.0
After-tax yield      5.4%    5.1%    5.1%    5.0%    4.7%
Before-tax yield     7.2%    6.8%    6.5%    6.4%    6.1%
---------------------------------------------------------

BAR GRAPH
---------------------------------------
Investment Assets
(in millions)

$1.1    $1.2     $1.3    $1.6    $1.6
1992    1993     1994    1995     1996
---------------------------------------

BAR GRAPH
---------------------------------------
Total Assets
(in millions)

$1.6    $1.7    $1.9    $2.1    $2.2
1992    1993    1994    1995    1996
---------------------------------------

                                 Page 19

PAGE

Ten Year Financial Highlights
------------------------------

(number of weighted average shares       1996      1995      1994      1993
and dollars in thousands, except per
share data)

Net premiums written 1          $     692,239   757,021   697,941   607,462
Net premiums earned 1                 694,947   742,817   680,270   594,919

Net investment income earned           96,952    91,640    80,657    77,326

Net realized gains on investments       2,786       900     4,230     4,528

Total revenues                        798,972   839,098   768,330   679,598

Underwriting loss 2,3,4,5             (20,027)  (16,725)  (34,466)  (53,985)

Operating income 7                     53,740    52,457    35,526    19,735

Net income  6,7,8                      55,551    53,042    38,276    22,678

Total assets                        2,183,639 2,113,077 1,866,680 1,721,850

Debt outstanding                      103,769   111,292   111,378    61,291

Stockholders' equity                  474,299   436,749   329,164   322,807

Statutory premiums to surplus ratio 9   1.7:1     2.1:1     2.4:1     2.6:1

Statutory combined ratio 9              102.9%    101.6     104.3     108.5

GAAP combined ratio                     102.9%    102.3     105.1     109.1

Yield on investment, before tax           6.1%      6.4       6.5       6.8

Debt to capitalization                   18.0%     20.3      25.3      16.0

Return on average equity                 12.2%     13.9      11.7       7.1

Earnings per share data:
Operating income:
     Primary                       $     3.70      3.67      2.56      1.45
     Fully diluted                       3.60      3.57      2.47      1.41

Net income:
     Primary 6                           3.82      3.71      2.76      1.66
     Fully diluted 6                     3.72      3.61      2.66      1.61

Dividends to stockholders                1.12      1.12      1.12      1.12

Stockholders' equity                    32.61     30.33     23.23     23.47

Price range of common stock:
High                                   38 3/4    38 3/8    30 3/4        31
Low                                        31    24 1/2        23    20 1/2

Other:
Number of weighted average shares:
     Primary                           14,542    14,286    13,880    13,636
     Fully diluted                     15,043    14,803    14,593    14,472

                                     Page 20
----------------------------------------------------------------------------
PAGE

Ten Year Financial Highlights
------------------------------

(number of weighted average shares       1992      1991      1990      1989
and dollars in thousands, except per
share data)

Net premiums written 1          $     560,360   500,283   482,735   462,615
Net premiums earned 1                 539,792   503,726   470,681   449,950

Net investment income earned           73,516    68,501    64,508    59,831

Net realized gains on investments       3,943     3,580     9,888     2,557

Total revenues                        619,565   577,920   547,169   516,061

Underwriting loss 2,3,4,5             (41,674)  (38,067)  (38,444)  (14,736)

Operating income 7                     24,845    24,429    24,491    38,520

Net income  6,7,8                      53,915    27,293    32,402    40,566

Total assets                        1,634,302 1,318,917 1,240,407 1,188,516

Debt outstanding                       63,681    14,470    15,173    35,755

Stockholders' equity                  311,705   269,998   248,274   230,434

Statutory premiums to surplus ratio 9   2.5:1     2.5:1     2.7:1     2.6:1

Statutory combined ratio 9              107.9%    107.6     108.0     103.4

GAAP combined ratio                     107.7%    107.6     108.2     103.3

Yield on investment, before tax           7.2%      7.6       7.5       7.5

Debt to capitalization                   17.0%      5.1       5.8      13.4

Return on average equity                 18.5%     10.5      13.5      18.3

Earnings per share data:
Operating income:
     Primary                       $     1.86      1.85      1.89      2.90
     Fully diluted                       1.79      1.79      1.82      2.70

Net income:
     Primary 6                           4.04      2.07      2.50      3.05
     Fully diluted 6                     3.82      1.99      2.38      2.84

Dividends to stockholders                1.10      1.04      1.02       .92

Stockholders' equity                    23.19     20.34     18.91     18.36

Price range of common stock:
High                                   23 1/2        18    20 1/4        20
Low                                        16        13    12 1/2    14 1/2

Other:
Number of weighted average shares:
     Primary                           13,345    13,194    12,971    13,290
     Fully diluted                     14,343    14,218    14,077    14,844

-----------------------------------------------------------------------------

Ten Year Financial Highlights
------------------------------

(number of weighted average shares       1988      1987
and dollars in thousands, except per
share data)

Net premiums written 1          $     440,715   400,590
Net premiums earned 1                 425,809   375,423

Net investment income earned           52,800    46,007

Net realized gains on investments       1,232    13,948

Total revenues                        481,693   437,190

Underwriting loss 2,3,4,5              (4,818)   (4,517)

Operating income 7                     40,488    37,133

Net income  6,7,8                      41,511    47,327

Total assets                        1,054,200   954,244

Debt outstanding                       23,836    26,359

Stockholders' equity                  213,686   179,488

Statutory premiums to surplus ratio 9   2.6:1     2.6:1

Statutory combined ratio 9              101.1%    100.5

GAAP combined ratio                     101.1%    101.2

Yield on investment, before tax           7.6%      7.6

Debt to capitalization                   10.0%     12.8

Return on average equity                 21.1%     28.9

Earnings per share data:
Operating income:
     Primary                       $     2.99      2.73
     Fully diluted                       2.78      2.50

Net income:
     Primary 6                           3.07      3.48
     Fully diluted 6                     2.85      3.17

Dividends to stockholders                 .80   .66 2/3

Stockholders' equity                    15.72     13.22

Price range of common stock:
High                                   17 5/8    18 3/8
Low                                    12 7/8    11 1/2

Other:
Number of weighted average shares:
     Primary                           13,519    13,608
     Fully diluted                     15,175    15,344


  1. Net premiums written and earned for 1993 were reduced by approximately $41 million and $26 million, respectively, for premiums ceded to the New Jersey Homeowners Quota Share Reinsurance Program and increased by $41.5 million and $38.5 million, respectively, from business written by Niagara Exchange Corporation. Net premiums written and earned for 1991 were increased by $11.1 million due to an adjustment from the New Jersey Unsatisfied Claim and Judgment Fund ("UCJF"). Net premiums written and earned for 1995 were increased by $9.6 million reflecting a lower UCJF assessment - see Financial Review for a more detailed discussion.

  2. The 1993 underwriting loss included a $9.0 million restructuring charge for the cost of the early retirement program, along with severance benefits provided to terminated employees.

  3.  The 1996, 1995, 1994, 1993, 1992, 1991 and 1990 underwriting losses included taxes and assessments imposed as a result of the Fair Automobile Insurance Reform Act adopted in New Jersey in the amounts of $2.0 million, $7.4 million, $7.1 million, $6.2 million, $12.8 million, $12.0 million and $10.3 million, respectively.

  4. The 1993, 1992 and 1991 underwriting losses included assessments from the Market Transition Facility of New Jersey in the amount of $12.0 million, $8.0 million and $11.0 million, respectively.

  5. The 1991 underwriting loss included a $9.7 million increase in the involuntary loss from business assigned to the Company from the National Workers' Compensation Reinsurance Pool.

  6. Net income for 1992 increased by $26.5 million due to the adoption of two accounting policies, Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FASB 109"), and a change in the method of deferring policy acquisition costs. FASB 109 increased net income by $20.3 million ($1.52 per primary share and $1.42 per fully diluted share) and the change in deferred policy acquisition costs increased net income by $6.2 million ($.46 per primary share and $.43 per fully diluted share).

  7. Operating income and net income for 1991, 1990, 1989, 1988 and 1987 included permanent tax benefits of $1.1 million, $2.6 million, $1.4 million, $1.8 million and $4.7 million, respectively, resulting from the fresh start deductions for loss reserve discounting under the Tax Reform Act of 1986 and salvage and subrogation recoverable under the Budget Reconciliation Act of 1990.

  8. Net income for 1987 included extraordinary credits of $1.8 million attributable to the utilization of an operating loss carryforward.

  9. Calculated on the basis of industry standards (statutory basis) prescribed by the National Association of Insurance Commissioners, which standards differ from generally accepted accounting principles.

PAGE

FINANCIAL REVIEW
----------------
Results of operations
---------------------
Comparison of 1996 to 1995
--------------------------

Financial Highlights
(dollars in thousands)
----------------------
                                                                Better
                                        1996         1995      (Worse)
                                        ----         ----       ------
Net premiums written                $ 692,239       757,021      (8.6)%
Net premiums written per employee   $     433           458      (5.5)%
Operating income                    $  53,740        52,457       2.4 %
Statutory combined ratio                102.9%        101.6      (1.3)points
Return on average equity                 12.2%         13.9      (1.7)points

Revenues
--------
  Net premiums written for 1996 decreased by 9%, or $65 million, compared to 1995. Most of the premium decline occurred in the Strategic Business Units ("SBUs") writing commercial insurance, where net premiums written were down 11%, or $60 million. In addition, the personal lines SBU net premiums written were down 2%, or $5 million. The lower net premiums written translated into a decline in total net premiums earned of 6%, or $48 million, in 1996 over 1995.

  During 1996, net premiums written in both commercial and personal automobile lines of insurance were adversely affected by higher ceded premiums incurred for the New Jersey Unsatisfied Claim and Judgment Fund ("UCJF"). The Company recorded a total ceded premium assessment charge of $7 million in 1996 compared to $1 million in 1995. The 1996 assessment was comparable with assessments in years prior to 1995. The 1995 assessment included a one-time benefit of an excess cash position at the UCJF, which resulted in a lower assessment for that year.

  The modest reduction in the personal lines SBU net premiums written for 1996 reflected higher UCJF ceded premiums of $4 million and a reduction in the number of policies in-force in the personal automobile line of 4%, or 4,700 policies. These items were partially offset by additional premiums written of approximately $6 million generated from rate increases in New Jersey personal automobile insurance.

  Most commercial lines SBUs experienced lower net premiums written for 1996, primarily due to: (i) higher premiums recorded in 1995 as a result of the reduction in premium processing backlog of approximately $25 million;
(ii) lower premium volume of approximately $20 million due to agency terminations; (iii) a reduction in existing business (renewal retention) attributable to a highly competitive commercial lines marketplace as well as non-renewals resulting from the Company's re-underwriting (re-evaluating) of certain business classes and/or accounts; (iv) workers' compensation rate decreases, which lowered premiums written by $8 million; and (v) a trend towards self-insurance mechanisms and other alternative markets, particularly in the public entities SBU, which reduced net premiums written by approximately $5 million.

  Alternative markets, such as self-insurance mechanisms, have become more prevalent in the industry. This reduces the demand for traditional insurance, but creates opportunities to offer services to self-insured entities. In anticipation of the trend towards self-insurance, the Company organized Selective Technical Administrative Resources, Inc. ("SelecTech") in 1993 to provide third-party administrative services for public entities that self-insure. The services provided include: claims administration, loss control, risk management and reinsurance. SelecTech is now part of the new Selective Risk Managers SBU, which expands the Company's operations in the alternative insurance market.

  The property and casualty insurance industry is presently very competitive in commercial lines business. In these current conditions, the Company's position is to maintain its pricing discipline and commitment to long-term profitability by rejecting underpriced risks despite the impact on premium volume.

  Rate reductions in 1996 of approximately $8 million in premiums occurred in the workers' compensation line of insurance principally due to the impact of improving loss trends. The improvement in the loss trends reflected: (i) reduced health care costs (approximately $3 million) due to managed care;
(ii) programs which permit injured employees to return to active work earlier in alternative job categories; (iii) fee schedules which limit the amount that health care providers can charge; (iv) loss control programs which promote workplace safety; and (v) various favorable legislative reforms.

  Partially offsetting the reduction in net premiums written in 1996 was new business aggregating approximately $85 million issued in the commercial lines SBUs and the Company's revision of certain reinsurance programs. The program revisions reduced ceded premiums and increased net premiums written by $19 million (including a one-time adjustment of $8 million reflecting the Company's buyout of certain ceded reinsurance unearned premium reserves at June 30, 1996).

  In 1997, net premiums written are expected to be affected by the following factors: (i) a reduction in renewal premiums of approximately $22 million to $30 million due to agency terminations; (ii) rate reductions in workers' compensation due to improving loss trends expected to lower premium volume by approximately $20 million; and (iii) reduced premiums as more accounts, particularly public entities, move to self-insurance. In 1996, the premiums generated from terminated agencies were approximately $50 million. Pursuant to state regulations, all or some portion of that business may be moved to other insurance companies within the next two years.

Bar Graph
-----------------------------------------
Net Premium Written
(in millions)

$560.4   $607.5   $697.9   $757.0   $692.2
 1992     1993     1994     1995     1996
------------------------------------------

PAGE

  The foregoing factors are expected to be partially offset by higher premiums written in New Jersey personal automobile due to the timing of a conversion of policies from a six-month to an annual contract. Because New Jersey automobile rates have firmed and the Company does not anticipate future significant increases in rates, the Company's goal is to reduce its processing costs by eliminating the semi-annual transactions with its agents. The Company estimates that the change to annual automobile policies during 1997 will increase net premiums written, unearned premiums, as well as premiums and other receivables by approximately $43 million. However, this change will have no impact on net premiums earned.

  Net investment income earned for 1996 increased 6%, or $5 million, over 1995. The increase was mainly due to the income generated from investments acquired from cash provided by operating activities during 1996 and 1995. The growth in investment income was partially offset by redemptions and maturities of $229 million during 1996 and 1995 of higher yielding debt securities reinvested at lower fixed income yields currently available in the marketplace. These factors, together with the effect of the increase in fair value of available-for-sale securities recognized during 1995, reduced the Company's overall after-tax investment yield to 4.7% in 1996, down from 5.0% in 1995.

Bar Graph
--------------------------------------
Statutory Loss and Loss Expense Ratio

69.5%   71.8%   71.7%   71.2%   71.3%
1992    1993    1994    1995    1996
--------------------------------------



Expenses
--------
  The ratio of losses and loss expenses incurred to net premiums earned remained consistent at slightly above 71% in 1996 and 1995. During 1996, the Company incurred $18 million of losses, net of $7 million of reinsurance, from weather-related catastrophe claims, which increased the loss and loss expense ratio for 1996 by 2.7 points. Absent weather-related catastrophe claims, this ratio improved over 1995, reflecting favorable loss experience in the workers' compensation line of insurance which lowered the overall loss and loss expense ratio by approximately 2 points. The improved workers' compensation results reflected the positive loss trends of reduced frequency and severity of claims attributable to: (i) reduced health care costs (approximately $3 million) due to managed care;
(ii) programs which permit injured employees to return to work earlier in alternative job categories; (iii) fee schedules which limit the amount that health care providers can charge; (iv) loss control programs which promote workplace safety; and (v) various favorable legislative reforms. The favorable workers' compensation results were experienced throughout most of the commercial lines SBUs.

  The personal lines SBU loss and loss expenses for 1996, excluding weather-related catastrophe claims, improved slightly as a result of better loss experience in the homeowners line of insurance due to rate increases and lower reinsurance costs as well as the continued favorable New Jersey automobile business results. New Jersey personal automobile generated a loss and loss expense ratio of 73.3%.

  Profitability in New Jersey personal automobile insurance is of increasing concern. There is an excess profits law in New Jersey, which sets a maximum profit level on personal automobile insurance. Under New Jersey regulations, an insurer's excess profits earned on direct insurance written in New Jersey on private passenger automobiles, as determined pursuant to an actuarial formula set forth in applicable regulations, are subject to refund or credit to policyholders. An excess profits calculation must be made by an insurer for this purpose and submitted to the New Jersey Department of Insurance each year for the three-year period including such year and the two calendar years immediately preceding such year.

  The Company estimates that excess profits are incurred at combined ratios below approximately 99%, and management evaluates profitability levels with respect to potential exposure to such required refunds. If the Company's current two-year profitability trend continues in New Jersey personal automobile business, it is likely that the Company will incur an excess profit for the three-year period ending December 31, 1997. The Company has considered the potential effect of such excess profits in establishing its reserves.

  In addition, the Governor of New Jersey, in her 1997 State of the State address, set forth a proposed agenda for personal automobile insurance reform intended to reduce personal automobile insurance rates in the state. The Governor's proposals include, among other things: (i) eliminating automatic annual cost of living premium increases; (ii) eliminating policyholder surcharges; (iii) modifying rights of insurers to decline renewal of policies; and (iv) providing insureds with a range of policy options encompassing varying levels of coverage. The Company is unable to predict whether or in what form such initiatives might be implemented or the effect, if any, on the Company.

  Policy acquisition costs expressed as a percentage of net premiums earned for 1996 was 30.7%, up from 29.9% in 1995. The ratio reflected an approximate 1 point increase due to the relationship of labor costs and other operating expenses expressed as a percentage of net premiums earned, partially offset by lower premium taxes and assessments, due principally to the $5 million reduction in the New Jersey Fair

Bar Graph
--------------------------------------
Statutory Underwriting Expense Ratio

37.0%   35.5%   31.6%   29.4%   30.8%
1992    1993    1994    1995    1996
--------------------------------------

PAGE

  Automobile Insurance Reform Act ("FAIRA") assessment in 1996. While the total dollar amount of labor costs and other operating costs remained relatively stable, the lower levels of premiums earned significantly impacted this ratio.

  During 1996, the Company reduced its work force by 50 employees to 1,600 by year end. Productivity, as measured by net premiums written per employee, in 1996 was $433,000 down from $458,000 in 1995. The decrease was due to the lower levels of net premiums written, as described above. However, over the past five-year period net premiums written per employee increased by almost 70%.

  Total Federal income tax expense in 1996 was $14 million (effective tax rate of 19.6%) and $12 million (effective tax rate of 18.3%) in 1995. The Company's effective tax rate differs from the Federal corporate rate of 35% primarily as a result of the tax-exempt investment income.

Income
------
For the second consecutive year, operating income (income excluding net realized gains on investments, net of tax effect) reached an all-time high, increasing by 2% to $54 million in 1996, or $3.60 per fully diluted share, compared to $52 million, or $3.57 per share in 1995. The Company recognized net realized gains on the sale of investments (net of tax effect) for 1996 of $2 million, or $.12 per fully diluted share, compared to $1 million, or $.04 per share, in 1995. Net income for 1996 increased 5% to $56 million, or $3.72 per fully-diluted share, from $53 million, or $3.61 per share, in 1995.

Bar Graph
--------------------------------------
Net Premiums Written Per Employee
(in thousands)

$272   $317   $386   $458   $433
 1992   1993   1994   1995   1996
--------------------------------------


Results of Operations
---------------------
Comparison of 1995 to 1994
--------------------------

-----------------------------------------------------------------------------
Financial Highlights
(dollars in thousands)
----------------------

                                     1995          1994          Better
                                  --------------------------------------
Net premiums written              $ 757,021       697,941         8.5 %
Net premiums written per employee $     458           386        18.7 %
Operating income                  $  52,457        35,526        47.7 %
Statutory combined ratio              101.6%        104.3         2.7points
Return on average equity               13.9%         11.7         2.2points


Revenues
--------
  Net premiums written for 1995 increased by 8%, or $59 million, over 1994. The premium growth occurred in both commercial and personal lines, where net premiums written increased by 9%, or $45 million, and 7%, or $14 million, respectively. This growth was achieved despite agency terminations, which reduced net premiums written in 1995 by approximately $15 million. The growth in net premiums written translated into an increase in total net premiums earned of 9%, or $63 million, in 1995 compared to 1994.

  During 1995, both commercial and personal lines net premiums written were favorably affected by a one-time benefit of lower ceded premiums recorded for the UCJF. The Company recorded a ceded premium assessment charge of $1 million in 1995 compared to $11 million in 1994.

  The increase in commercial lines net premiums written for 1995 primarily reflected unit growth due to additional policies issued and enhanced efficiencies which reduced the premium processing backlog. Also contributing to the growth in net premiums written were rate increases in workers' compensation business of $3 million and a reduction in ceded premiums recorded for the UCJF of $3 million.

  The increase in the personal lines SBU net premiums written of $14 million for 1995 reflected the lower ceded premiums of $6 million recorded for the UCJF and rate increases of $8 million in the New Jersey personal automobile line of insurance. The premium growth was achieved with a reduction in the exposure as measured by the policy in-force counts, which were down in the homeowners (8,000 policies) and personal automobile (7,000 policies) lines of insurance.

  Net investment income earned for 1995 increased 14%, or $11 million, over 1994. The increase was mainly due to the income generated from investments acquired from cash provided by operating activities during 1995 and 1994 as well as the proceeds received on August 12, 1994, from the issuance of the $54 million 8.77% Senior Notes, due August 1, 2005 ("8.77% Senior Notes"). However, the growth in investment income was negatively affected by redemptions and maturities of $96 million in 1995 and $94 million in 1994 of higher yielding debt securities reinvested at lower fixed income yields available in the marketplace at the time of reinvestment. These factors when combined with the increase in fair value of securities available-for-sale in 1995 reduced the Company's annualized after-tax yields to 5.0% in 1995 from 5.1% in 1994.

PAGE

Expenses
--------
  The ratio of losses and loss expenses incurred to net premiums earned declined to 71.2% in 1995 from 71.7% in 1994. Without taking into account the effect of the 1994 weather-related property losses and loss expenses of $14 million, net of reinsurance, the 1995 ratio was 71.2% compared to 69.7% in 1994, an increase of 1.5 points. This higher ratio was impacted, for the most part, by adverse loss and loss expense reserve development in the general liability and commercial automobile lines of insurance. Overall, the Company experienced adverse reserve development of $13 million, which increased the ratio by 1.7 points. For additional discussion on reserve development, see analysis of reserves for losses and loss expenses, page 28. Partially offsetting the adverse reserve development was an improvement in the loss and loss expense ratio in the workers' compensation and personal automobile lines of insurance, mainly due to rate increases and, for personal automobile, a lower UCJF assessment. In addition, workers' compensation also reflected better loss experience in the involuntary market.

  Policy acquisition costs expressed as a percentage of net premiums earned for 1995 declined to 29.9% from 32.4% in 1994. The decline in the ratio primarily reflected: (i) lower commission expenses; (ii) reduced labor costs; and (iii) a decrease in other acquisition expenses as a percentage of net premiums earned.

  The Company's commission expenses expressed as a percentage of net premiums earned decreased from 16.5% in 1994 to 15.8% in 1995. This decrease reflected: (i) assumed workers' compensation business previously written at higher underwriting costs is now being written directly by the Company at an estimated savings of $2 million per year; and (ii) the absence of $3 million of return commissions to reinsurers due to the 1994 storms.

  As a result of the implementation of the Commercial Lines Automated System, as well as other automation projects and attrition, the Company reduced its work force by 160 employees to 1,650 at December 31, 1995. The Company's overall labor costs (including claim functions) expressed as a percentage of net premiums earned declined to 11.3% for 1995 from 12.6% in 1994. The portion of those costs allocated to the underwriting function declined to 7.0% from 8.0% in 1995.

  Productivity, as measured by net premiums written per employee, increased by 19% to $458,000 in 1995 from $386,000 in 1994. In addition, the efforts to control operating expenses while increasing productivity resulted in lower other acquisition expenses.

  Interest expense for 1995 increased $3 million over 1994, reflecting the issuance of the 8.77% Senior Notes.

  Total Federal income tax expense was $12 million (effective tax rate of 18.3%) for 1995 and $5 million (effective tax rate of 11.8%) for 1994. The Company's effective tax rate differs from the Federal corporate rate of 35% primarily as a result of the tax-exempt investment income.

Income
------
  Operating income (income excluding net realized gains on investments, net of tax effect) increased 48% to $52 million, or $3.57 per fully diluted share, compared to $35 million, or $2.47 per share for 1994. The Company recognized net realized gains on the sale of investments (net of tax effect) for 1995 of $1 million, or $.04 per fully diluted share, compared to $3 million, or $.19 per share in 1994. Net income for 1995 increased 39% to $53 million, or $3.61 per fully diluted share, from $38 million, or $2.66 per share in 1994.

Federal income taxes
--------------------
  The Company's total net deferred tax asset amounted to $31 million at December 31, 1996. This deferred tax asset reflected, for the most part, the required discounting of loss and loss expense reserves for tax purposes that began in 1987 and the ability to deduct only 80% of the unearned premium reserve. The decrease in the deferred tax asset of $1 million from December 31, 1995, reflected the deferred tax benefits related to the reduction in unrealized gains recognized on securities, available-for-sale.

  The Company had taxable income and pretax financial statement income for the periods presented as follows:
------------------------------------------------------
(in thousands)               1996      1995      1994
------------------------------------------------------

Current taxable
   income                   $32,607   48,044    28,235
Pretax financial
   statement income         $69,089   64,898    43,408

  As of December 31, 1996, the Company can fully realize the deferred tax asset in the available tax loss carry-back years. Based on the Company's historical levels of current taxable income and pretax financial statement income, the Company believes that it is more likely than not that the existing net deductible temporary differences will reverse during periods in which the Company will generate net taxable income. However, there can be no assurance that the Company will generate any earnings or any specific level of earnings in future years.

PAGE

Financial condition; liquidity and capital resources
----------------------------------------------------

  Selective Insurance Group, Inc. ("Parent") is an insurance holding company, the principal assets of which are its investments in its insurance subsidiaries. The primary means of meeting its liquidity requirements is through dividends from its insurance subsidiaries, the payment of which is governed by state regulatory requirements. Dividends are generally payable only from earned surplus as reported on the insurer's annual statement as of the preceding December 31.

  The Parent's cash requirements principally include: (i) dividends to stockholders; (ii) interest payments on its outstanding debt; (iii) annual principal payments of $7.1 million on the $50 million 7.84% Senior Notes, due November 15, 2002 ("7.84% Senior Notes"); and (iv) general corporate expenses. As of December 31, 1996, these cash requirements, net of applicable income taxes, aggregated approximately $30 million annually (assuming the current dividend level). However, the Parent generates cash from the sale of its common stock under various stock plans and a dividend reinvestment program that reduces the demand on subsidiary dividends by approximately $5 million annually to $25 million.

Bar Graph
----------------------------------------
Operating Cash Flow
(in millions)

$105.9   $78.3   $119.4   $174.7   $90.9
 1992     1993    1994     1995     1996
----------------------------------------

  Based upon the 1996 statutory financial statements, the insurance subsidiaries are able to pay the Parent, in 1997, ordinary dividends in the aggregate amount of $60 million. There can be no assurance that the insurance subsidiaries will be able to pay dividends to the Parent in the future in an amount sufficient to enable the Parent to meet its liquidity requirements. For additional information regarding regulatory limitations on the payment of dividends by the insurance subsidiaries to the Parent and amounts available for the payment of such dividends, see note 12 to the consolidated financial statements.

  The Parent's cash requirements also include the cost of any shares of common stock repurchased under its common stock repurchase program. On July 29, 1996, the Parent's Board of Directors (the "Board") authorized management to repurchase up to one million shares of Selective common stock. The stock may be repurchased from time to time in the open market or in privately negotiated transactions. The determination to make such purchases will be made based on market conditions, available cash and alternative investment opportunities. As of December 31, 1996, the Parent purchased 128,500 shares at a total cost of $4.3 million.

  Dividends to the Parent's stockholders are declared and paid at the discretion of the Board based upon the Company's operating results, financial condition, capital requirements, legal restrictions and other relevant factors. The Parent paid regular quarterly cash dividends to its stockholders for 68 consecutive years and plans to continue to pay quarterly cash dividends. For information regarding restrictions on the Parent's ability to pay dividends to its stockholders, see note 7(b) to the consolidated financial statements.

  Cash provided by operating activities amounted to $91 million, $175 million and $119 million in 1996, 1995 and 1994, respectively. The decrease in cash provided by operating activities in 1996 compared to 1995 was primarily due to: (i) lower levels of premiums; (ii) increased loss and loss expenses paid of $40 million (including $16 million due to weather-related storm claims); (iii) an increase in the 1996 UCJF assessment payment of $5 million; and (iv) an increase in the 1995 incentives and profit sharing amounts totaling $4 million paid during 1996. The increase in cash provided by operating activities in 1995 compared to 1994 was mainly a result of: (i) the increase in premium volume; (ii) a reduction in underwriting expenses; and (iii) a reduction in weather-related catastrophe claims of $8 million in 1995 over 1994.

  Since cash inflow from premiums is received in advance of required cash outflow to settle claims, the Company accumulates funds from which it invests, and investments represent 74% of the Company's total assets as of December 31, 1996. However, cash outflow can be unpredictable due to uncertainties regarding settlement dates for unpaid claims and the potential for large and/or catastrophic losses occurring either individually or in the aggregate. The Company maintains reinsurance programs to ensure the availability of funds and to protect the Company against unusually serious occurrences or catastrophes in which a number of claims could produce an extraordinary aggregate loss. In addition, the Company's investment program is structured so that liquidation of debt securities, available-for-sale should not be necessary in the ordinary course of business.

Bar Graph
-------------------------------------
Dividends Declared And Paid Per Share

$1.10   $1.12   $1.12   $1.12   $1.12
 1992    1993    1994    1995    1996
-------------------------------------

PAGE

  Effective July 1, 1996, the Company revised certain reinsurance programs from a surplus share and facultative arrangement to a treaty excess of loss arrangement in order to reduce reinsurance costs and retain more of its premium volume. The new treaty excess of loss programs cover each property occurrence in excess of $400,000 up to $10 million and each casualty occurrence in excess of $1 million up to $50 million, except for commercial umbrella which is reinsured up to $10 million. In certain instances where greater capacity is needed for a larger property or casualty risk, facultative reinsurance is purchased. The revised reinsurance agreements will result in the Company retaining approximately $15 million of additional annual net premiums written and the related loss exposure.

  The Company's property catastrophe reinsurance program is in five layers and covers 95% of the losses in excess of $10 million up to $125 million. In addition to the catastrophe program, the Company maintains a New Jersey Homeowners Quota Share Program ("Homeowners Quota Share Program"). Under this program, the Company cedes 85.0% of the direct New Jersey premiums written and earned and 85.0% of the direct losses and allocated loss expenses incurred to its reinsurers and receives from the reinsurers a commission of 37%. In New Jersey, when the property catastrophe program is combined with the $95 million per occurrence limits of the Homeowners Quota Share Program, the Company has a total catastrophe cover of $210 million (excluding the 5% participation) in excess of $1 million.

  Effective January 1, 1997, the Company revised its property catastrophe program. The new program is in three layers and covers 95% of losses in excess of $10 million up to $55 million and 95% of losses in excess of $75 million up to $135 million. In New Jersey, when combined with the per occurrence limits of the Homeowners Quota Share Program of $95 million, the Company has a total catastrophe program of $140 million (excluding the 5% participation) in excess of $1 million and $60 million (excluding the 5% participation) in excess of $161 million. For the most part, the new program increases the Company's net retention in New Jersey (the largest catastrophe exposure) from $1 million to $21 million, with $20 million of the net retained amount to be incurred in excess, only in the event of losses, of $141 million. Over the past 124 years, New Jersey has had little historical incidence of catastrophe experience. The Company expects its 1997 costs for both the catastrophe and Homeowner Quota Share programs to be reduced by approximately $2 million.

  Total assets at December 31, 1996, were $2.2 billion, representing an increase of $71 million, or 3%, from December 31, 1995. The growth in total assets was primarily due to an increase in total investments of $60 million and an increase in reinsurance recoverable on unpaid losses and loss expenses of $29 million. The growth in the Company's investment portfolio reflected the cash provided by operating activities partially offset by a $6 million decrease in the net unrealized gains on available-for-sale securities. Partially offsetting these increases was a decline in premiums and other receivables of $13 million.

  The rise in total liabilities of $33 million, or 2% from December 31, 1995, to December 31, 1996, mainly resulted from increases in reserves for losses and loss expenses of $70 million. The increase in loss and loss expense reserve was partially offset by: (i) a $19 million decrease in other liabilities due, in part, to the $8 million payment of the 1996 FAIRA assessment; (ii) a $12 million decrease in unearned premiums, due to lower levels of premiums written; and (iii) a $7 million decrease in notes payable due to the principal payment on the 7.84% Senior Notes.

Insurance regulation
--------------------
  The Company is subject to regulation under applicable insurance statutes, including insurance holding company statutes, of the various states in which the Company operates. Insurance regulation is intended to provide solvency and other safeguards for policyholders rather than to protect stockholders of insurance companies or insurance holding companies. Insurance laws of the various states establish regulatory agencies with broad administrative powers, including the power to grant or revoke licenses to transact insurance business, and to regulate trade practices, investments, premium rates, the deposit of securities, the form and content of financial statements, insurance policies, accounting practices, the maintenance of specified reserves and capital, the payment of dividends, and establish maximum levels of profits or returns for a line of insurance.

Bar Graph
------------------------------------------
Stockholders' Equity Per Share

$23.19   $23.47   $23.23   $30.33   $32.61
 1992     1993     1994     1995     1996
------------------------------------------

PAGE

Analysis of reserves for losses  and loss expenses
--------------------------------------------------
  Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses and loss expenses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and loss expenses.

  When a claim is reported to an insurance subsidiary, its claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the type of losses. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims person. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims personnel based on subsequent developments and periodic reviews of the cases.

  In accordance with industry practice, the Company also maintains reserves for estimated losses and loss expenses incurred but not yet reported ("IBNR"). The Company projects its estimate of ultimate losses and loss expenses at each reporting date. The difference between (i) projected ultimate losses and loss expense reserves and (ii) case loss reserves and loss expense reserves thereon is carried as the IBNR reserve. (See note 1(h) and note 15 to the consolidated financial statements for a discussion of assumptions used in establishing IBNR reserves.)

  By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. The ultimate liability may be higher or lower than reserves established. The Company does not discount to present value that portion of its loss and loss expense reserves expected to be paid in future periods. However, loss reserves anticipate recoveries from salvage and subrogation.

  Reserves are reviewed for adequacy on a periodic basis. When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors.

  The anticipated effect of inflation is implicitly considered when estimating reserves for net losses and loss expenses. While anticipated increases due to inflation are considered in estimating ultimate claim costs, the increase in the average severity of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical and anticipated trends and also are adjusted for anticipated changes in general economic trends.

  The table below is a roll-forward of the Company's reserves for losses and loss expenses for 1994 through 1996. After taking into account all relevant factors, the Company believes that the provision for losses and loss expenses at December 31, 1996, was adequate to provide for the ultimate net costs of claims incurred as of that date. Establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company receives an actuarial opinion as to the adequacy of its reserves from its Vice President and Actuary, but does not receive an independent actuarial opinion as to such reserves.

  This table provides a roll-forward of beginning and ending reserve balances and the effects on income for the years 1996, 1995 and 1994. The roll-forward shows a reserve decrease, or redundancy, of $9 million in 1996, a reserve increase, or deficiency, of $13 million in 1995 and a reserve redundancy of $3 million in 1994.

  The $9 million redundancy experienced in 1996 was principally due to a $9 million redundancy in the workers' compensation line. This redundancy included reserve reductions (approximately $11 million) in the National Workers' Compensation Reinsurance Pool business ("NCCI"). Effective...

----------------------------------------------------------------------------
Roll-forward Of Reserves For Losses
And Loss Expenses
(in thousands)
----------------------------------------------------------------------------

                                            1996         1995         1994
Net reserves for losses and loss expenses
  at beginning of year                   $ 998,683      887,854     803,675
Provision for losses and loss expenses
for claims occurring in the current year   504,843      516,219     490,641
Increase (decrease) in estimated losses
  and loss expenses for claims
  occurring in prior years                  (9,178)      12,682      (2,653)
                                         ---------    ---------   ---------
                                         1,494,348    1,416,755   1,291,663
                                         ---------    ---------   ---------
Losses and loss expenses paid
  for claims occurring during:
Current year                               174,398      158,692     179,248
Prior years                                280,365      259,380     224,561
                                         ---------    ---------   ---------
                                           454,763      418,072     403,809
                                         ---------    ---------   ---------
Net reserves for losses and loss expenses
  at end of year                         1,039,585      998,683     887,854
Reinsurance recoverable on unpaid losses
  and loss expenses at end of year         150,208      121,369     111,550
                                         ---------    ---------   ---------
Gross reserves for losses and loss
  expenses at end of year              $ 1,189,793    1,120,052     999,404
                                         =========    =========   =========

PAGE

 ...January 1, 1995, Selective withdrew from the New Jersey NCCI and chose to accept direct assignments of involuntary workers' compensation coverage in an effort to reduce processing costs and improve the loss experience of this business through better loss control, managed care and risk management. During 1996, incurred loss estimates for the NCCI decreased due to greater than anticipated savings from the use of managed care and various favorable legislative reforms. The workers' compensation redundancy was partially offset by a $4 million reserve deficiency in general liability insurance. In general liability insurance, the Company increased its estimates of ultimate loss and loss expense due to a continuation in the increase in average paid claim costs.

  The reserve deficiency experienced in 1995 resulted from higher estimates of ultimate loss and loss expense costs in the commercial automobile and general liability lines of insurance. In 1995, the emergence of higher than expected paid and incurred losses and loss expenses for commercial automobile caused the Company to increase its estimate of ultimate loss and loss expense costs. In general liability, the Company increased its estimate of ultimate loss and loss expense due to an increasing average paid cost per claim.

---------------------------------------------------------------------------
Analysis Of Net Loss And
Loss Expense Development
(in millions)
---------------------------------------------------------------------------
                                     1986     1987     1988     1989
Gross reserves for unpaid
  losses and loss expenses
  at December 31                    $404.0    475.3    534.5    622.8

Reinsurance recoverable
  on unpaid losses
  and loss expenses
  at December 31                    $(84.4)   (85.3)   (80.2)  (100.5)

Net reserves for unpaid
  losses and loss expenses
  at December 31                    $319.6    390.0    454.3    522.3

Net reserves estimated as of:
One year later                       327.2    388.7    446.8    523.8
Two years later                      324.7    382.8    445.3    528.2
Three years later                    321.9    382.4    448.1    523.8
Four years later                     326.8    389.1    447.0    520.3
Five years later                     332.6    390.5    443.5    523.7
Six years later                      336.3    389.3    447.2    529.7
Seven years later                    337.1    392.3    454.7    530.0
Eight years later                    340.0    399.7    457.3
Nine years later                     345.8    403.2
Ten years later                      349.3
Cumulative redundancy
  (deficiency)                      $(29.7)   (13.2)    (3.0)    (7.7)
                                     =====    =====    =====    =====
Cumulative amount of
  net reserves paid
  through:
One year later                      $104.9    131.3    135.0    158.2
Two years later                      179.4    203.0    222.4    264.5
Three years later                    221.6    254.0    285.4    335.8
Four years later                     247.6    288.4    322.7    385.8
Five years later                     263.1    307.8    350.7    413.7
Six years later                      274.0    322.6    366.3    430.0
Seven years later                    281.9    330.8    376.6    443.5
Eight years later                    287.0    337.6    387.2
Nine years later                     291.9    345.5
Ten years later                      298.4
--------------------------------------------------------------------------
Analysis Of Net Loss And
Loss Expense Development
(in millions)
--------------------------------------------------------------------------
                                     1990     1991     1992     1993
Gross reserves for unpaid
  losses and loss
expenses at
December 31                       $ 669.2    731.5    870.2    917.7

Reinsurance recoverable
  on unpaid losses
  and loss expenses at
December 31                       $ (87.0)   (91.9)  (132.6)  (114.0)

Net reserves for unpaid
  losses and loss
  expenses at
  December 31                    $  582.2    639.6    737.6    803.7

Net reserves estimated as of:
One year later                      585.7    634.3    734.8    801.0
Two years later                     583.1    626.3    732.5    790.0
Three years later                   577.0    626.5    718.7    788.5
Four years later                    581.2    626.8    716.5
Five years later                    583.6    625.3
Six years later                     582.8
Seven years later
Eight years later
Nine years later
Ten years later
Cumulative redundancy
  (deficiency)                  $    (0.6)    14.3     21.1     15.2
                                    ======   =====    =====    =====
Cumulative amount of
  net reserves paid
  through:
One year later                  $   174.5    183.7    219.5    224.6
Two years later                     288.1    308.8    352.3    382.3
Three years later                   371.7    391.3    451.4    497.7
Four years later                    422.5    447.7    517.2
Five years later                    452.0    481.4
Six years later                     472.8
Seven years later
Eight years later
Nine years later
Ten years later
--------------------------------------------------------------------------
Analysis Of Net Loss And
Loss Expense Development
(in millions)
--------------------------------------------------------------------------
                                     1994       1995       1996
Gross reserves for unpaid
  losses and loss
expenses at
December 31                       $ 999.4    1,120.01    1,189.8

Reinsurance recoverable
  on unpaid losses
  and loss expenses at
December 31                       $(111.5)     (121.4)    (150.2)

Net reserves for unpaid
  losses and loss
  expenses at
  December 31                    $ 887.9        998.7     1,039.6

Net reserves estimated as of:
One year later                     900.6        989.5
Two years later                    899.5
Three years later
Four years later
Five years later
Six years later
Seven years later
Eight years later
Nine years later
Ten years later
Cumulative redundancy
  (deficiency)                   $(11.6)          9.2
                                   ====          ====
Cumulative amount of
  net reserves paid
  through:
One year later                   $259.4         280.4
Two years later                   443.4
Three years later
Four years later
Five years later
Six years later
Seven years later
Eight years later
Nine years later
Ten years later

                                     Page 29

PAGE

  The table on page 29 represents the development of balance sheet net reserves for 1986 through 1996. The top three lines of the table reconcile gross Generally Accepted Accounting Principles ("GAAP") reserves to net GAAP reserves for unpaid losses and loss expenses recorded at the balance sheet date for each of the indicated years. The upper portion of the table shows the re-estimated amount of the previously recorded net reserves based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of claims for individual years.

  The "cumulative redundancy (deficiency)" represents the aggregate change in the estimates over all prior years. For example, the 1991 reserve developed a $14 million redundancy over the course of the succeeding five years. That amount has been included in income over the past five years. The cumulative deficiency in 1986 and 1987 reflected the adverse reserve development in automobile and commercial other liability, principally due to claim severity, higher defense costs and environmental claims. In addition, the 1986 deficiency also included adverse reserve development on Florida workers' compensation business. The Company discontinued its participation in the Florida market for workers' compensation in July 1984. The development experienced in 1994 reflected the emergence of higher than expected paid and incurred losses and loss expenses for commercial automobile, as well as an increasing average paid costs per claim in the commercial other liability line of insurance.

  The lower section of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. For example, as of December 31, 1996, the Company paid $387 million of the currently estimated $457 million of losses and loss expenses that were incurred through the end of 1988; thus, the difference, an estimated $70 million of losses and loss expenses incurred through 1988 remained unpaid as of December 31, 1996.

  In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy to losses settled in 1996, but incurred in 1993, will be included in the cumulative redundancy (deficiency) amounts in 1993, 1994, and 1995. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.

Environmental Claim Activity
----------------------------

                                                  1996      1995      1994
Asbestos Related Claims (1)                      -----     -----     -----
--------------------------
Claims at beginning of year                      1,449     1,252     1,053
Claims received during year                        360       250       303
Claims closed during year                          (94)      (53)     (104)
                                                 -----     -----     -----
Claims at end of year                            1,715     1,449     1,252
                                                 =====     =====     =====


Average net loss settlement on closed claims    $  717       102       225


Non-Asbestos Related Claims (1)
-------------------------------
Claims at beginning of year                        306       274       323
Claims received during year                        238       271       211
Claims closed during year                         (238)     (239)     (260)
                                                 -----      ----      ----
Claims at end of year                              306       306       274
                                                 =====      ====      ====

Average net loss settlement on closed claims    $9,331     7,769     8,361

(1) The number of environmental claims presented in the tables includes all multiple claimants who are associated with the same site or incident.


Environmental reserves
----------------------
  Reserves established for liability insurance continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability, which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries contain a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating the Company's exposure to environmental claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues.

  The Company refers all environmental claims to a centralized environmental claim unit, which specializes in the claim management of these exposures. The Company's asbestos and non-asbestos environmental claims have arisen primarily from exposures in municipal government, small commercial risks and homeowners policies.

  "Asbestos claims" means those claims presented to the Company in which bodily injury is alleged to have occurred as a result of exposure to asbestos and/or asbestos-containing products. During the past two decades, the insurance industry has witnessed the emergence and development of an increasing number of asbestos claims. Over this time period, the various issues concerning coverage and the industry's obligations under its policies have largely been resolved, thus permitting the Company to reserve with a higher degree of certainty; however, the overall number of claims presented to the Company has continued to increase. At December 31, 1996, asbestos claims constituted 85% of the Company's total outstanding environmental claims. Although individual asbestos claims constitute a large percentage of the total number of the Company's environmental claims, the net case reserves constitute 6% of the total net reserves for environmental claims at December 31, 1996.

                                     Page 30

PAGE

  "Non-asbestos claims" means all pollution and environmental claims alleging bodily injury or property damage presented to the Company other than asbestos. These claims include landfills, leaking underground storage tanks, oil spills, air pollution, lead poisoning and general contamination. In contrast to asbestos claims, the number of non-asbestos claims received during 1996 decreased slightly from 1995, despite the fact that the Company received claims from 27 different insureds arising out of three landfills located in New Jersey. One of the three landfills represented claims presented to the Company by 23 insureds. However, the Company's exposure at this landfill was substantially reduced due to the existence of the Absolute Pollution Exclusion in some of the policies issued to these insureds and the successful resolution of a legal issue which found that the plaintiffs had not been able to establish a nexus between a certain number of the Company's insureds and the landfill.

  The Company evaluates its environmental reserves on a case-by-case basis. As cases progress, the Company's ability to assess potential liability often improves. Reserves are then adjusted accordingly. In addition, each case is reviewed in light of other factors affecting liability, including judicial interpretation of coverage issues.

  At December 31, 1996, the Company's reserves for environmental claims amounted to $63 million on a gross basis and $50 million net of reinsurance (net basis). The Company's case reserves for known environmental claims, excluding IBNR, was $31 million on a gross basis and $21 million on a net basis in connection with 2,021 claims, including multiple claimants who are associated with the same site or incident.
These claims involved about 1,400 lawsuits. Of the 2,021 total outstanding environmental claims, 1,715 claims are asbestos related, of which 1,630 claims involve only two insureds. One such insured manufactured asbestos-containing products, while the other supplied asbestos-containing products. The reserve associated with the two insureds amounted to $6 million on a gross basis and $2 million on a net basis. About 120 of the non-asbestos claims involve approximately 35 landfills. The landfill sites account for approximately $17 million on a gross basis and $11 million on a net basis. The remaining claims, which represent about $8 million, involve leaking underground storage tanks, air pollution, as well as other asbestos claims. Litigation costs associated with environmental claims have been significant, particularly for landfill claims.

  As of December 31, 1996, the Company's total IBNR reserves for environmental exposures was $32 million on a gross basis and $29 million on a net basis. The net IBNR reserve represented approximately 7 years of newly reported claims. There are significant uncertainties in estimating the Company's exposure to environmental IBNR claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues on which courts have reached different and sometimes inconsistent conclusions. The standards for establishing appropriate environmental IBNR reserves are still developing.

  The Company's "survival ratio," which is the number of years it would take a company to exhaust its present net environmental reserves based on its current environmental claims payout pattern over the past three years, was approximately 14 years at December 31, 1996. According to A.M. Best, the industry's average survival ratio is expected to be about 9 years at December 31, 1996.

---------------------------------------------------------------------------
Roll-forward Of Environmental Incurred Losses and Expenses
(in thousands)
---------------------------------------------------------------------------
                                                                 1996
                                                                 ----
Asbestos                                                    Gross      Net
--------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year  $  7,801     7,801
Incurred losses and loss expenses                           2,407    (1,702)
Less losses and loss expenses paid                           (226)     (226)
                                                            -----     -----
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year           9,982     5,873
                                                            =====     =====
Non-Asbestos
------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    45,465    45,465
Incurred losses and loss expenses                          14,289     3,312
Less losses and loss expenses paid                         (6,333)   (4,247)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year          53,421    44,530
                                                           ======    ======
Total Environmental Claims
--------------------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    53,266    53,266
Incurred losses and loss expenses                          16,696     1,610
Less losses and loss expenses paid                         (6,559)   (4,473)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year       $  63,403    50,403
                                                           ======    ======

---------------------------------------------------------------------------
                                                                 1995
                                                                 ----
Asbestos                                                    Gross      Net
--------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year  $  7,501     7,501
Incurred losses and loss expenses                             489       489
Less losses and loss expenses paid                           (189)     (189)
                                                            -----     -----
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year           7,801     7,801
                                                            =====     =====
Non-Asbestos
------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    41,344    41,344
Incurred losses and loss expenses                           6,779     6,779
Less losses and loss expenses paid                         (2,658)   (2,658)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year          45,465    45,465
                                                           ======    ======
Total Environmental Claims
--------------------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    48,845    48,845
Incurred losses and loss expenses                           7,268     7,268
Less losses and loss expenses paid                         (2,847)   (2,847)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year       $  53,266    53,266
                                                           ======    ======

---------------------------------------------------------------------------
                                                                 1994
                                                                 ----
Asbestos                                                    Gross      Net
--------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year  $  7,111     7,111
Incurred losses and loss expenses                             574       574
Less losses and loss expenses paid                           (184)     (184)
                                                            -----     -----
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year           7,501     7,501
                                                            =====     =====
Non-Asbestos
------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    38,598    38,598
Incurred losses and loss expenses                           6,155     6,155
Less losses and loss expenses paid                         (3,409)   (3,409)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year          41,344    41,344
                                                           ======    ======
Total Environmental Claims
--------------------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    45,709    45,709
Incurred losses and loss expenses                           6,729     6,729
Less losses and loss expenses paid                         (3,593)   (3,593)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year       $  48,845    48,845
                                                           ======    ======

PAGE

  The table on page 31 provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon. The $9 million increase in the Company's total environmental claims gross incurred losses and loss expenses in 1996, compared to 1995, was due to several factors including a $12 million increase in IBNR. During 1996, the Company was able to achieve a greater quantification of potential liabilities and actuarial modeling to project future ultimate settlement costs and related IBNR amounts. In 1996, the Company successfully concluded several significant claims, which reduced the Company's non-asbestos environmental gross incurred losses and loss expenses by approximately $1 million. These claims included an insured dry cleaning company alleged to have contributed to contamination at a Superfund site, an insured who owned and operated a landfill site listed on the Federal Government's National Priorities List and a carbon monoxide death claim. After reinsurance, the Company's total environmental claims net incurred losses and loss expenses for 1996 amounted to $2 million.

  The increase in the Company's total environmental reserves at the end of 1995 compared to 1994 was primarily due to reserve increases on existing claims as well as new claims reported. Reserve development on several claims contributed to the increased reserves. One such claim involved carbon monoxide poisoning. The Company initiated litigation seeking clarification of its responsibility under the policy and thereafter adjusted its exposure. Another claim involved a landfill site owned and operated by an insured in which the reserve was increased to reflect higher litigation expenses. In addition, the development of several claims involving contamination caused by leaking underground storage tanks caused the Company to increase its reserves relative to these cases by approximately $1 million in 1995.

  Based on the Company's aggregate reserve for net losses and loss expenses at December 31, 1996, the Company does not expect that liabilities associated with environmental and nonenvironmental claims will have a materially adverse impact on its future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues and the significant assumptions used in estimating environmental claims, actual results could significantly differ from the Company's current estimates.

  For additional information on environmental reserves see note 15 to the consolidated financial statements.

Impact of inflation
-------------------
  Inflation affects the Company, like other companies in the property and casualty insurance industry, by contributing to higher losses, loss expenses and operating costs, as well as greater investment income resulting from the higher interest rates which can prevail in an inflationary period. Premium rates, however, may not keep pace with inflation since regulation and competitive forces generally limit the Company's ability to increase premium rates.

  The Company considers inflationary trends in estimating its reserves for claims reported and for incurred but not reported claims. The Company believes that its policy of timely recording and settling claims has helped it to lessen the potential effect that inflation can have on claims which remain open for several years.

PAGE

INDEPENDENT AUDITORS REPORT
---------------------------
The Board of Directors and Stockholders
Selective Insurance Group, Inc.
---------------------------------------

     We have audited the accompanying consolidated balance sheets of Selective Insurance Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selective Insurance Group, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, "Accounting for certain Investments in Debt and Equity Securities" in 1994.


SS// KPMG Peat Marwick LLP

Short Hills, New Jersey
January 17, 1997

PAGE

CONSOLIDATED BALANCE SHEETS
---------------------------
December 31,                                              1996       1995
(dollars in thousands)
----------------------------------------------------------------------------

ASSETS
------
Investments:
-----------
Debt securities, held-to-maturity at amortized cost
  (fair value: $445,273-1996; $460,444-1995)        $   432,792    439,585
Debt securities, available-for-sale at fair value
  (amortized cost: $965,965-1996; $902,375-1995)        985,372    949,004
Equity securities, available-for-sale at fair value
  (cost: $99,383-1996; $76,858-1995)                    161,096    117,522
Short-term investments
  (at cost which approximates fair value)                33,924     47,306
Other investments
  (at cost which approximates fair value)                10,530     10,721
                                                      ---------    -------
Total investments                                     1,623,714  1,564,138
Interest and dividends due or accrued                    24,167     23,619
Premiums and other receivables, net of allowance
  for uncollectible accounts of:
  $3,302-1996; $3,450-1995                              152,008    165,194
Reinsurance recoverable on paid losses
  and loss expenses                                       7,863      5,169
Reinsurance recoverable on unpaid losses
  and loss expenses                                     150,208    121,369
Prepaid reinsurance premiums                             30,813     39,952
Deferred Federal income tax                              30,771     32,202
Real estate, furniture and equipment at cost, net of
  accumulated depreciation of:
  $38,527-1996; $35,013-1995                             48,993     49,373
Deferred policy acquisition costs                        83,150     82,200
Excess of cost over fair value of net assets acquired,
  net of accumulated amortization of:
  $3,068-1996; $2,601-1995                                9,894     10,362
Other assets                                             22,058     19,499
                                                      ---------  ---------
Total assets                                         $2,183,639  2,113,077
                                                      =========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
-----------
Reserve for losses                                   $1,015,601    953,251
Reserve for loss expenses                               174,192    166,801
Unearned premiums                                       332,040    343,887
Convertible subordinated debentures                       6,912      7,292
Notes payable                                            96,857    104,000
Current Federal income tax                                3,729      1,993
Other liabilities                                        80,009     99,104
                                                      ---------  ---------
Total liabilities                                     1,709,340  1,676,328
                                                      ---------  ---------

Stockholders' Equity:
--------------------
Common stock of $2 par value per share:
Authorized shares: 90,000,000
  Issued: 17,911,087-1996; 17,647,178-1995               35,822     35,294
Additional paid-in capital                               53,882     46,071
Net unrealized gains on securities, available-for-sale,
  net of deferred income tax effect                      52,728     56,740
Retained earnings                                       386,601    347,318
Treasury stock at cost
  (shares: 3,366,631-1996; 3,247,189-1995)              (50,680)   (46,429)
Deferred compensation expense and notes receivable
  from stock sales                                       (4,054)    (2,245)
                                                      ---------  ---------
Total stockholders' equity                              474,299    436,749
Commitments and contingencies (notes 8 and 15)        ---------   --------
Total liabilities and stockholders' equity           $2,183,639  2,113,077
                                                      =========  =========
  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------

Year ended December 31,                           1996      1995     1994
(in thousands, except per share data)
----------------------------------------------------------------------------
Revenues:
--------
Net premiums written                          $ 692,239   757,021   697,941
Net decrease (increase) in unearned
  premiums and prepaid reinsurance premiums       2,708   (14,204)  (17,671)
                                                -------   -------   -------
Net premiums earned                             694,947   742,817   680,270
Net investment income earned                     96,952    91,640    80,657
Net realized gains on investments                 2,786       900     4,230
Other income                                      4,287     3,741     3,173
                                                -------   -------   -------
Total revenues                                  798,972   839,098   768,330
                                                -------   -------   -------
Expenses:
--------
Losses incurred                                 420,943   448,291   412,520
Loss expenses incurred                           74,722    80,610    75,468
Policy acquisition costs                        213,372   222,418   220,293
Dividends to policyholders                        5,035     7,530     6,896
Interest expense                                  9,185     9,296     6,552
Other expenses                                    6,626     6,055     3,193
                                                -------   -------   -------
Total expenses                                  729,883   774,200   724,922
                                                -------   -------   -------
Income before Federal income tax                 69,089    64,898    43,408
                                                -------   -------   -------
Federal income tax expense (benefit):
------------------------------------
Current                                           9,947    16,736     9,907
Deferred                                          3,591    (4,880)   (4,775)
                                                -------   -------   -------
Total Federal income tax expense                 13,538    11,856     5,132
                                                -------   -------   -------
Net income                                    $  55,551    53,042    38,276
                                                =======   =======   =======
Earnings per share:
------------------
Net income primary                            $    3.82       3.71     2.76
Net income fully diluted                      $    3.72       3.61     2.66

  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
----------------------------------------------

Year ended December 31,                           1996      1995      1994
(dollars in thousands, except per share amounts)
-----------------------------------------------------------------------------
Common stock:
------------
Beginning of year                             $  35,294    34,812    33,972
Dividend reinvestment plan
  (shares: 34,052-1996; 36,628-1995;
  44,315-1994)                                       68        73        89
Convertible subordinated debentures
  (shares: 26,816-1996; 6,065-1995;
  276,140-1994)                                      54        12       552
Stock purchase and compensation plans
  (shares: 203,041-1996; 198,359-1995;
  99,748-1994)                                      406       397       199
                                                -------   -------   -------
End of year                                      35,822    35,294    34,812
                                                -------   -------   -------
Additional paid-in capital:
--------------------------
Beginning of year                                46,071    39,365    32,918
Dividend reinvestment plan                        1,079     1,091     1,077
Convertible subordinated debentures                 326        72     3,297
Stock purchase and compensation plans             6,406     5,543     2,073
                                                -------   -------   -------
End of year                                      53,882    46,071    39,365
                                                -------   -------   -------
Net unrealized gains (losses) on securities,
  available-for-sale, net of deferred income
  tax effect:
--------------------------------------------
Beginning of year                                56,740    (8,149)   14,394
Increase in net unrealized gains on securities,
  available-for-sale due to reclassification
  in 1995 and accounting change in 1994, net
  of deferred income tax effect                       -    12,896    14,655
(Decrease) increase in net unrealized gains on
  securities, available-for-sale, net of
  deferred income tax effect                     (4,012)   51,993   (37,198)
                                                -------   -------   -------
End of year                                      52,728    56,740    (8,149)
                                                -------   -------   -------

Retained earnings:
-----------------

Beginning of year                               347,318   310,272   287,545
Net income                                       55,551    53,042    38,276
Cash dividends to stockholders
  ($1.12 per share)                             (16,268)  (15,996)  (15,549)
                                                -------   -------   -------
End of year                                     386,601   347,318   310,272
                                                -------   -------   -------
Treasury stock:
--------------
Beginning of year                               (46,429)  (46,144)  (46,022)
Acquisition of treasury stock
  (shares: 119,442-1996; 9,371-1995;
  4,443-1994)                                    (4,251)     (285)     (122)
                                                -------   -------   -------
End of year                                     (50,680)  (46,429)  (46,144)
                                                -------   -------   -------
Deferred compensation expense and notes
  receivable from stock sales:
---------------------------------------
Beginning of year                                (2,245)     (992)      -
Deferred compensation expense and notes
  receivable from stock sales                    (2,984)   (1,753)     (992)
Amounts received on notes and amortization of
  deferred compensation expense                   1,175       500       -
                                                -------   -------   -------
End of year                                      (4,054)   (2,245)     (992)
                                                -------   -------   -------

Total stockholders' equity
  (per share: $32.61 1996; $30.33 1995;
  $23.23 1994)                                 $474,299   436,749   329,164
                                                =======   =======   =======



  The Company also has authorized, but not issued, 5,000,000 shares of preferred stock without par value of which 300,000 shares have been designated Series A junior preferred stock without par value.

  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
Year ended December 31,                         1996      1995      1994
(in thousands)
----------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------
Net income                                   $  55,551    53,042    38,276
                                                ------    ------    ------

Adjustments to reconcile net income to
  net cash provided by operating activities:
Increases in reserves for losses and loss
  expenses, net of reinsurance recoverable
  on unpaid losses and loss expenses            40,902   110,829    84,179
Net (decrease) increase in unearned premiums
  and prepaid reinsurance premiums              (2,708)   14,204    17,671
Decrease (increase) in net Federal income tax    5,327    (6,914)   (4,043)
Depreciation and amortization                    5,950     5,939     5,767
Decrease (increase) in premiums and other
  receivables                                   13,186    (8,856)   (9,938)
Increase in deferred policy acquisition costs     (950)   (1,200)   (2,400)
Increase in interest and dividends due or accrued (548)   (1,798)   (1,156)
(Increase) decrease in reinsurance recoverable
  on paid losses and loss expenses              (2,694)    1,020      (872)
Net realized gains on investments               (2,786)     (900)   (4,230)
Other net                                      (20,375)    9,348    (3,893)
                                                ------    ------    ------
Net adjustments                                 35,304   121,672    81,085
                                                ------   -------    ------
Net cash provided by operating activities       90,855   174,714   119,361
                                                ------   -------   -------

INVESTING ACTIVITIES
--------------------
Purchase of debt securities, held-to-maturity (65,277) (168,414) (83,501) Purchase of debt securities,
  available-for-sale                          (173,506)  (99,104) (252,422)
Purchase of equity securities,
  available-for-sale                           (30,931)  (26,374)  (64,702)
Purchase of other investments                      -        -         (853)
Sale of debt securities, held-to-maturity          -       2,000       -
Sale of debt securities, available-for-sale     49,626    25,467    95,696
Redemption and maturities of debt securities,
  held-to-maturity                              72,111    64,457    56,511
Redemption and maturities of debt securities,
  available-for-sale                            61,215    31,490    37,291
Sale of equity securities, available-for-sale   10,917    26,950    58,702
Proceeds from other investments                    191        65       331
Decrease in net payable from security
  transactions                                  (1,377)     (744)  (17,428)
Net additions to real estate, furniture
  and equipment                                 (4,588)   (2,969)   (4,293)
                                               -------   -------   -------
Net cash used in investing activities          (81,619) (147,176) (174,668)
                                               -------   -------   -------

FINANCING ACTIVITIES
--------------------
Dividends to stockholders                      (16,268)  (15,996)  (15,549)
Acquisition of treasury stock                   (4,251)     (285)     (122)
Principal (payment) proceeds from notes payable (7,143)      -      54,000
Net proceeds from dividend reinvestment plan     1,147     1,164     1,166
Net proceeds from stock purchase and
  compensation plans                             6,812     5,940     2,272
Increase in deferred compensation expense
  and notes receivable from stock sale          (2,915)   (1,686)     (992)
                                               -------   -------   -------
Net cash (used in) provided by financing
  activities                                   (22,618)  (10,863)   40,775
                                               -------   -------   -------
Net (decrease) increase in short-term
  investments                                  (13,382)   16,675   (14,532)
Short-term investments at beginning of year     47,306    30,631    45,163
                                               -------   -------   -------
Short-term investments at end of year        $  33,924    47,306    30,631
                                               =======   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
-------------------------------------
Cash paid during the year for:
-----------------------------
Interest                                      $  9,597     9,156     4,895
Federal income tax                               8,211    18,769     9,176

Supplemental schedule of noncash  investing
  and financing activities:
-------------------------------------------
Conversion of convertible subordinated
  debentures                                       380        84     3,849
Transfer from debt securities, held-to-maturity
  to debt securities, available-for-sale at
  amortized cost                                   -     351,352       -


  See accompanying notes to consolidated financial statements.

PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
December 31, 1996, 1995, 1994


NOTE 1  Summary of Significant Accounting Policies
--------------------------------------------------

(a) Consolidation Policy
------------------------
  The consolidated financial statements include the accounts of Selective Insurance Group, Inc. ("Selective") and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

(b) Investments
---------------
  The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FASB 115") effective January 1, 1994. Under FASB 115, debt securities, held-to-maturity are carried at amortized cost because management has the ability and intent to hold such securities until maturity, and securities, available-for-sale are carried at fair value. Fair values are based on quoted market prices, if available, or from independent pricing services. Net unrealized gains and losses on debt securities, held-to-maturity are not reflected in consolidated net income or stockholders' equity. Net unrealized gains and losses on securities, available-for-sale, net of deferred income tax effect, are not reflected in consolidated net income, but are included as a separate component of stockholders' equity. None of the Company's investments were non-income producing for the years ended December 31, 1996 and 1995.

  Realized gains and losses on the sale of investments are determined on the basis of the cost of specific investments sold and are credited or charged to income. However, when a decline in fair value of these investments is considered to be other than temporary, such investments are written down to their net realizable value.

  In November 1995, a Special Report was issued from the Financial Accounting Standards Board allowing a transfer of securities between investment categories. During the fourth quarter of 1995, the Company transferred certain securities, held-to-maturity with an amortized cost of $351,352,000 to the securities, available-for-sale category to provide greater portfolio management flexibility. The transfer of securities resulted in an unrealized gain, net of deferred income tax effect, of $12,896,000.

(c) Reinsurance
---------------
  The Company records its ceded reinsurance transactions on a gross basis on the balance sheet which results in reinsurance recoverables on unpaid losses and loss expenses and ceded unearned premiums. The Company also discloses reinsurance amounts for ceded premiums written and earned and ceded loss and loss expenses incurred.

(d) Stock-Based Compensation
----------------------------
  The Company adopted the FASB Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FASB 123") effective January 1, 1996. FASB 123 establishes financial accounting and reporting standards for stock-based compensation plans which includes requirements for the computing of "fair value" for stock options at date of grant using a mathematical model and expensing the charges over the related service period based on this calculated value. As permitted by FASB 123, the Company will continue to use the accounting method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the Company's compensation cost is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. For stock appreciation rights ("SARs") and restricted stock, additional compensation expense is recognized based on the increases or decreases in the fair value of the Company's common stock. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FASB 123, had been applied.

(e) Real Estate, Furniture and Equipment
----------------------------------------
  The value of real estate, furniture and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years for financial statement purposes and the straight-line method and various accelerated methods for Federal income tax purposes.

(f) Deferred Policy Acquisition Costs
-------------------------------------
  Policy acquisition costs are directly related to the writing of an insurance policy and consist primarily of commissions, labor costs, state premium taxes and assessments, and other direct underwriting expenses. These costs are deferred and amortized over the life of the policies as premiums are earned in order to facilitate a matching of revenues and expenses. The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss adjustment expenses, policyholder dividends and other expenses for maintenance of policies in force. The investment yields assumed for each reporting period, which are based upon the Company's actual average investment yield, before tax, were 6.1%, 6.4% and 6.5% for 1996, 1995 and 1994, respectively.

(g) Goodwill
------------
  Goodwill from the excess of the cost over the fair market value of the net assets of acquired companies is being amortized using the straight-line method over periods ranging from twenty-five to forty years.

  The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate.

PAGE

(h) Reserves for Losses and Loss Expenses
-----------------------------------------
  When a claim is reported to an insurance subsidiary, its claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the type of loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims person. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims office based on subsequent developments and periodic reviews of the cases.

  In accordance with industry practice, the Company also maintains reserves for estimated losses and loss expenses incurred but not yet reported ("IBNR"). The Company projects its estimate of ultimate losses and loss expenses at each reporting date. The difference between (i) projected ultimate loss and loss expense reserves and (ii) case reserves and loss expense reserves thereon is carried as IBNR reserve.

  The internal assumptions considered by the Company in the estimation of the IBNR amounts for both environmental and non-environmental reserves at the Company's reporting dates are based on: (i) an analysis of both paid and incurred loss and loss expense development trends; (ii) an analysis of both paid and incurred claim count development trends; (iii) the exposure estimates for reported claims; (iv) recent development on exposure estimates with respect to individual large claims and the aggregate of all claims; (v) the rate at which new environmental claims are being reported;
(vi) actuarial modeling of environmental claims; and (vii) patterns of events observed by claims personnel or reported to them by defense counsel. External factors identified by the Company in the estimation of IBNR for both environmental and non-environmental IBNR reserves include: (i) legislative enactments, judicial decisions, legal developments in the determination of liability and the imposition of damages; and (ii) trends in general economic conditions, including the effects of inflation. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items as described above that are expected by management to affect the Company's reserves for losses and loss expenses over time.

  By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. The ultimate liability may be higher or lower than reserves established. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods, however, loss reserves anticipate recoveries for salvage and subrogation claims. Such salvage and subrogation amounted to $28,664,000 and $28,479,000 in 1996 and 1995, respectively.

  Reserves are reviewed for adequacy on a periodic basis. When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors. Based upon such reviews, the Company believes that the estimated reserves for losses and loss expenses are adequate to cover the ultimate cost of claims. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed.

(i) Premium Revenue
-------------------
  Premiums written include direct writings plus reinsurance assumed and estimates of premiums earned but unbilled on the workers' compensation line of insurance less reinsurance ceded to other insurers.

  Premiums written are recognized as revenue over the period that coverage is provided using the semimonthly pro rata method. Unearned premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

(j) Federal Income Tax
----------------------
  The Company uses the asset and liability method of accounting for income taxes. Deferred Federal income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of the Company's assets and liabilities, as well as tax on net unrealized gains or losses on securities, available-for-sale. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of enactment date.

PAGE

(k) Per Share Computations
--------------------------
  Primary earnings per share is based on the weighted average number of shares of common stock outstanding during each year. Fully diluted earnings per share assumes conversion at an effective conversion price of $14.17 per share of the 8.75% Convertible Subordinated Debentures due 2008 ("Debentures") into common stock at the beginning of the year and is based on net income adjusted by adding back the after-tax interest and debt expenses on the Debentures. The effect of stock options is not significant to the earnings per share computations as reported.

(l) Statement of Cash Flows
---------------------------
  Short-term investments comprise highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase.

(m) Fair Values of Financial Instruments
----------------------------------------
  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

(1) Investment Securities: Fair values for debt securities, held-to-maturity are based on quoted market prices where available. For debt securities, held-to-maturity not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for debt securities, available-for-sale and equity securities, available-for-sale, which also represent the carrying amounts, are based on quoted market prices. Fair values for other investments are not material and are carried at cost, which approximates fair value.

(2) Indebtedness: The fair value of the Debentures is based on quoted market prices. The fair values of the 7.84% Senior Notes due November 15, 2002 ("7.84% Senior Notes") and the 8.77% Senior Notes due August 1, 2005 ("8.77% Senior Notes") were estimated using a cash flow analysis based upon Selective's current incremental borrowing rate for the remaining term of the loan.

(n) Use of Estimates
--------------------
  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(o) Reclassifications
---------------------
  Certain amounts in the Company's prior years' consolidated financial statements have been reclassified to conform with the 1996 presentation. Such reclassifications had no effect on the Company's net income or stockholders' equity.


NOTE 2  Recent Accounting Pronouncements
----------------------------------------

  The FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("FASB 125"), which provides consistent standards for distinguishing transfers of financial assets that are considered sales (transferor surrenders control), from transfers that are considered secured borrowings. Determination of a secured transfer identified as a secured borrowing versus a sale is based primarily on whether and when control of the asset is actually passed to another party. FASB 125 defines control and establishes criteria for determining when control is relinquished. The accounting provisions focus on whether and when assets and liabilities related to the financial assets are recognized and not recognized in the financial statements. In December of 1996, FASB subsequently issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB 125" ("FASB 127"), which defers certain requirements of FASB 125. The adoption of FASB 125 shall be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, except for those requirements deferred in FASB 127. FASB 125 is not expected to have a material adverse effect on the Company's results of operations or financial condition.

PAGE

NOTE 3  Investments
-------------------


(a) The components of net investment income earned are as follows:

(in thousands)                        1996       1995       1994
-----------------------------------------------------------------
Debt securities                     $91,558     86,172     76,940
Equity securities                     3,168      2,629      2,582
Short-term investments                1,983      2,394      1,391
Other                                 1,501      1,659      1,269
                                     ------     ------     ------
                                     98,210     92,854     82,182
Investment expenses                  (1,258)    (1,214)    (1,525)
                                     ------     ------     ------
Net investment
    income earned                   $96,952     91,640     80,657
                                     ======     ======     ======

(b) Net unrealized gains (losses) on debt securities, held-to-maturity are as follows:

(in thousands)                        1996       1995       1994
----------------------------------------------------------------
Net unrealized gains (losses)       $12,481     20,859       (530)
Increase (decrease) in net           ======     ======     ======
    unrealized gains               $ (8,378)    21,389    (81,603)
                                     ======     ======     ======

(c) Net unrealized gains (losses) on securities, available-for-sale are as follows:

(in thousands)                        1996       1995       1994
----------------------------------------------------------------
Debt securities:
Gains                               $23,877     46,948        944
Losses                               (4,470)      (319)   (28,330)
                                     ------     ------     ------
                                     19,407     46,629    (27,386)
                                     ------     ------     ------
Equity securities:
Gains                                64,979     40,905     17,998
Losses                               (3,266)      (241)    (3,149)
                                     ------     ------     ------
                                     61,713     40,664     14,849
                                     ------     ------     ------
Net unrealized gains (losses)
    on available-for-sale
    securities                       81,120     87,293    (12,537)
Deferred income tax
    (expense) benefit               (28,392)   (30,553)     4,388
                                     ------     ------     ------
Net unrealized gains (losses)
    net of deferred income tax      $52,728     56,740     (8,149)
                                     ======     ======     ======
(Decrease) increase in net
    unrealized gains, net
    of deferred income tax         $ (4,012)    64,889    (22,543)
                                     ======     ======     ======


(d) The amortized cost, estimated fair values and gross unrealized gains (losses) of debt securities, held-to-maturity at December 31, 1996 and 1995, respectively, are as follows:
                                                               Gross
                                         Amortized          Unrealized
                                            Cost               Gains
(in thousands)                         1996     1995        1996     1995
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $ 16,184   22,825         771    1,390
Obligations of states and
 political subdivisions             371,799  378,440      12,007   18,955
Mortgage-backed securities           44,809   38,320         614    1,402
Total debt securities,              -------  -------      ------   ------
  held-to-maturity                 $432,792  439,585      13,392   21,747
                                    =======  =======      ======   ======

---------------------------------------------------------------------------
                                          Gross
                                        Unrealized              Fair
                                          Losses                Value
(in thousands)                         1996     1995        1996     1995
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $   (100)     (37)     16,855    24,178
Obligations of states and
 political subdivisions                (657)    (847)    383,149   396,548
Mortgage-backed securities             (154)      (4)     45,269    39,718
Total debt securities,                -----     -----    -------   -------
  held-to-maturity                 $   (911)    (888)    445,273   460,444
                                      =====     =====    =======   =======

(e) The cost/amortized cost, estimated fair values and gross unrealized gains (losses) of securities, available-for-sale at December 31, 1996 and 1995, respectively, are as follows:
                                            Cost/              Gross
                                         Amortized          Unrealized
                                            Cost               Gains
(in thousands)                         1996     1995        1996     1995
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                        $  159,382  163,563        6,334   12,268
Obligations of states and
 political subdivisions             287,006  285,548        7,744   10,860
Corporate securities                430,387  358,578        8,820   21,570
Asset-backed securities              61,797   70,180          568    1,079
Mortgage-backed securities           27,393   24,506          411    1,171
                                    -------  -------       ------   ------
Debt securities,
 available-for-sale                 965,965  902,375       23,877   46,948
Eqity securities,
 available-for-sale                  99,383   76,858       64,979   40,905
Total securities,                 ---------  -------       ------   ------
 available-for-sale              $1,065,348  979,233       88,856   87,853
                                  =========  =======       ======   ======

---------------------------------------------------------------------------
                                           Gross
                                        Unrealized              Fair
                                          Losses                Value
(in thousands)                         1996     1995        1996     1995
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $   (471)       -     165,245   175,831
Obligations of states and
 political subdivisions                (795)    (136)    293,955   296,272
Corporate securities                 (3,124)     (60)    436,083   380,088
Asset-backed securities                 (67)    (123)     62,298    71,136
Mortgage-backed securities              (13)       -      27,791    25,677
                                     ------     -----    -------   -------
Debt securities,
 availabe-for-sale                   (4,470)    (319)    985,372   949,004
Equity securities,
 available-for-sale                  (3,266)    (241)    161,096   117,522
Total securities,                     -----     -----  --------- ---------
 available-for-sale                $ (7,736)    (560)  1,146,468 1,066,526
                                      =====     =====  ========= =========

PAGE

(f) Realized gains (losses) on investments are as follows:

(in thousands)                          1996      1995      1994
-----------------------------------------------------------------
Debt securities,
  held-to-maturity
Gains                               $    -         362       936
Losses                                   -         (98)     (166)
Debt securities,
  available-for-sale
Gains                                   845        544       780
Losses                                 (569)      (562)   (2,088)
Equity securities,
  available-for-sale
Gains                                 3,532      3,062     9,741
Losses                               (1,022)    (2,408)   (4,973)
                                      -----      -----     -----

Net realized gains on
    investments                      $2,786        900     4,230
                                      =====      =====     =====

  During 1995, the Company sold a debt security, held-to-maturity with a $2,000,000 carrying value due to the deterioration of the issuer's credit-worthiness. There was no gain or loss realized on the sale.

(g) The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity are shown below.
Mortgage-backed securities are included in the maturity tables using the estimated average life. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

  Listed below are debt securities, held-to-maturity:

                                           Amortized            Fair
(in thousands)                                Cost              Value
------------------------------------------------------------------------
Due in one year or less                 $    53,743             54,707
Due after one year through
  five years                                231,880            237,369
Due after five years through
  ten years                                 140,432            145,788
Due after ten years through
  fifteen years                               6,263              6,745
Due after fifteen years                         474                664
                                            -------            -------
Total debt securities,
  held-to-maturity                      $   432,792            445,273
                                            =======            =======


Listed below are debt securities, available-for-sale:

                                          Amortized              Fair
(in thousands)                               Cost               Value
--------------------------------------------------------------------------
Due in one year or less                 $    46,786             47,450
Due after one year through
  five years                                364,428            376,141
Due after five years through
  ten years                                 518,738            524,893
Due after ten years through
  fifteen years                              36,013             36,888
                                            -------            -------
Total debt securities,
  available-for-sale                    $   965,965            985,372
                                            =======            =======

(h) Certain securities were on deposit with various state regulatory agencies to comply with insurance laws amounting to $12,870,000 and $13,190,000 as of December 31, 1996 and 1995, respectively.

(i) The Company is not exposed to significant concentrations of credit risk within the investment portfolio.


NOTE 4  Premium and Other Receivables
-------------------------------------


  The Company offers directly to the insured various payment plans for most lines of insurance. Payment due dates are scheduled to minimize exposure to premium balance charge-offs. The Company also maintains an agency billing system with two billing options. Agents are either billed monthly or submit an account current. Payment is due forty-five days following the end of the accounting period for which the statement is prepared.

  The Company reserves for any potential uncollectible premium amounts. The amounts charged to expense for uncollectible items were $3,502,000, $2,847,000 and $1,547,000 in 1996, 1995 and 1994, respectively.


NOTE 5  Policy Acquisition Costs
--------------------------------

  Changes in deferred policy acquisition costs and policy acquisition costs expensed are summarized as follows:

(in thousands)                        1996          1995          1994
------------------------------------------------------------------------
Deferred policy acquisition
    costs:
Deferred, January 1              $   82,200        81,000        78,600
                                    -------       -------       -------
Additions:
Commissions                         110,635       117,767       117,267
Labor costs                          39,509        38,381        38,317
Premium taxes and
    assessments                      13,041        19,846        18,108
Other                                30,031        27,013        28,501
                                    -------       -------       -------
Total additions                     193,216       203,007       202,193
                                    -------       -------       -------

Amortized to expense               (192,266)     (201,807)     (199,793)
                                    -------       -------       -------
Deferred, December 31            $   83,150        82,200        81,000
                                    =======       =======       =======

Policy acquisition costs:
Amortized to expense             $  192,266       201,807       199,793
Period costs                         21,106        20,611        20,500
                                    -------       -------       -------
Total policy
    acquisition costs            $  213,372       222,418       220,293
                                    =======       =======       =======

  The additions to premium taxes and assessments include $7,455,000 and $7,203,000 in 1995 and 1994, respectively, imposed as a result of legislation adopted in New Jersey to fund the deficit of the New Jersey Automobile Full Insurance Underwriting Association. The amounts amortized to expense, related to the above legislation, were $1,987,000, $7,382,000 and $7,071,000 in 1996, 1995 and 1994, respectively.

PAGE

NOTE 6  Federal Income Tax
--------------------------

(a) A reconciliation of Federal income tax on pretax earnings at the statutory corporate rate to the effective tax rate is as follows:

                                      1996         1995         1994
------------------------------------------------------------------------
Computed "expected" at
    statutory rate                    35.0%        35.0         35.0
Tax-exempt interest                  (15.3)       (17.6)       (23.5)
Dividends received
    deduction                         (1.0)         (.8)        (1.2)
Other                                   .9          1.7          1.5
                                      ----         ----         ----
Effective tax rate                    19.6%        18.3         11.8
                                      ====         ====         ====


(b) The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

(in thousands)                                     1996          1995
------------------------------------------------------------------------

Deferred tax liabilities:
Deferred policy acquisition costs               $ 29,103        28,770
Unrealized gains on securities,
    available-for-sale                            28,392        30,553
Accelerated depreciation                           3,635         3,532
Other                                              4,729         4,367
                                                  ------        ------
Total deferred tax liabilities                    65,859        67,222
Deferred tax assets:
Net loss reserve discounting                      66,439        66,059
Net unearned premiums                             21,086        21,275
Accrual for insurance fund charges                 2,093         5,137
Self-insured employee benefit reserves             1,735         1,812
Pension                                            1,678         1,569
Net operating loss carryforwards                     855         1,010
Other                                              3,294         3,112
                                                  ------        ------
Total deferred tax assets                         97,180        99,974
Valuation allowance recognized for
    deferred tax assets                              550           550
                                                  ------        ------

Net deferred tax assets                        $  30,771        32,202
                                                  ======        ======


  The $2,443,000 pretax net operating losses are available, under certain conditions, for utilization through the year 2004. The Company established a valuation allowance of $550,000 for net operating losses acquired from Niagara Exchange Corporation ("Niagara"). The Company has not recognized valuation allowances on other deferred tax assets as it believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. There was no change in the valuation allowance for the years ended December 31, 1996 and 1995.

NOTE 7  Indebtedness
--------------------

(a) Debentures
--------------
  The Debentures were issued under an Indenture dated December 29, 1982, ("Indenture") in the principal amount of $25,000,000. The Debentures bear interest at a rate of 8.75% per annum, which is payable on the unpaid principal semiannually on January 1 and July 1 in each year to holders of record at the close of business on the preceding December 15 and June 15. The Debentures are convertible into common stock at an effective conversion price of $14.17 per share. The principal amount of the Debentures, together with accrued interest are due on January 1, 2008.

  The Indenture requires Selective to retire, through the operation of a mandatory sinking fund, 5% of the original $25,000,000 aggregate principal amount of the Debentures on January 1 of each of the years 1994 to and including 2007. Voluntary conversions have satisfied Selective's sinking fund obligations through the year 2007.

(b) Senior Notes
----------------
  (1) On August 12, 1994, the Company entered into a $54,000,000 note purchase agreement with various lenders covering the 8.77% Senior Notes. The Company is required to pay $18,000,000 principal amount of the 8.77% Senior Notes in each year commencing on August 1, 2003 and ending on August 1, 2005, inclusive, together with interest accrued thereon to the date of payment. The unpaid principal amount of the 8.77% Senior Notes accrues interest and is payable semiannually on February 1 and August 1 of each year until payment in full of the principal amount.

  (2) On November 24, 1992, the Company entered into a $50,000,000 note purchase agreement with various lenders covering the 7.84% Senior Notes. The Company made its first required principal payment of the 7.84% Senior Notes for $7,143,000 on November 15, 1996. The Company will continue to make the required principal payments of $7,143,000 per annum, together with interest accrued thereon to the date of payment, until November 15, 2001, inclusive. The outstanding principal amount of the 7.84% Senior Notes remaining on November 15, 2002, together with interest accrued thereon, is due and payable on such date. The unpaid principal amount of the 7.84% Senior Notes accrues interest and is payable semiannually on May 15 and November 15 of each year until payment in full of the principal amount.

  Both note purchase agreements contain restrictive covenants common to such agreements that limit the Company's ability to declare dividends or incur additional indebtedness. At December 31, 1996, the amount available for dividends to stockholders under said restrictions was $121,643,000.

(c) Lines of Credit
-------------------
  The Company had available but unused lines of credit amounting to $10,000,000 at December 31, 1996 and 1995, respectively. Interest on the $10,000,000 line of credit is payable monthly based on the one-month London InterBank Offering Rate plus 1%. There was no outstanding balance or unpaid interest at December 31, 1996.

PAGE

NOTE 8  Reinsurance
-------------------


  In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts which protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and can serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.


  The insurance subsidiaries are contingently liable to the extent that any reinsurer becomes unable to meet its contractual obligations. The Company reviews the financial condition of its existing reinsurers for any potential write-offs of uncollectible amounts. At December 31, 1996, the Company had prepaid reinsurance premiums and net reinsurance recoverables with American Re-Insurance Company (rated "A+ Superior" by A.M. Best Company, Inc.) and a state insurance fund that amounted to $86,290,000 and $35,118,000, respectively. The Company has a $35,000,000 trust fund agreement with American Re-Insurance Company to secure a portion of their recoverable amounts.

  The following is a table of assumed and ceded amounts by income statement caption:


(in thousands)                   1996         1995         1994
---------------------------------------------------------------------------
Premiums written:
Assumed                      $  27,908       41,449       61,651
Ceded                          (86,626)     (98,379)    (106,136)
Premiums earned:
Assumed                         29,356       49,548       55,282
Ceded                          (95,765)     (94,429)    (104,722)
Losses incurred:
Assumed                         16,158       34,289       40,122
Ceded                          (94,486)     (52,075)     (57,836)
Loss expenses incurred:
Assumed                          2,165        2,275        2,325
Ceded                           (4,318)      (1,576)      (2,080)



NOTE 9  Retirement Plans
------------------------


(a) Retirement Savings Plan
---------------------------
  The Company offers a voluntary defined contribution retirement savings plan with an added 401(k) feature to employees who meet eligibility requirements. The plan allows employees to make contributions to a number of diversified investment options including the Company's common stock, on a before- and/or after-tax basis. During 1996, 1,497 shares of the Company's common stock were issued under this plan. The number of shares of the Company's common stock available to be purchased under the plan was 498,503 at December 31, 1996. Employees can contribute up to a maximum of 12% of their defined compensation and these contributions, up to a maximum of 6%, are matched 50% by the Company. The Company's contributions to the plan amounted to $1,162,000, $1,210,000 and $1,223,000 in 1996, 1995 and
1994, respectively.

(b) Retirement Income Plan
--------------------------
  The Company has a noncontributory defined benefit retirement income plan covering substantially all employees who meet eligibility requirements. The Company's funding policy provides that payments to the pension trust shall be equal to the minimum funding requirements of the Employee Retirement Income Security Act plus additional amounts that may be approved by the Company from time to time. The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes. The total pension costs were $3,724,000, $3,373,000 and $4,220,000 in 1996,
1995 and 1994, respectively.

  The plan's assets are generally invested in debt and equity securities. The debt securities are invested 100% in investment grade quality securities. The reconciliation of the funded status of the plan and net periodic pension cost is as follows:

---------------------------------------------------------------------------

(in thousands)                             1996               1995
---------------------------------------------------------------------------
Actuarial present value of pension
    benefit obligations:
Vested benefits                       $   26,840              26,967
Nonvested benefits                         2,974               1,849
                                          ------              ------
Accumulated benefit obligation            29,814              28,816
Effect of projected future compensation
    levels                                14,322              16,347
                                          ------              ------
Projected benefit obligation              44,136              45,163
Fair value of plan assets                (38,799)            (31,799)
Items not yet recognized in earnings:
Unrecognized net gain (loss)               1,259              (7,626)
Unrecognized net loss on settlement          -                   (35)
Unrecognized prior service cost           (1,802)             (1,220)
                                          ------              ------
Accrued pension costs                 $    4,794               4,483
                                          ======              ======

---------------------------------------------------------------------------

(dollars in thousands)                1996           1995           1994
---------------------------------------------------------------------------
Net periodic pension cost:
Benefits earned during the year    $  3,203          2,574          3,099
Interest cost on projected
    benefit obligation                3,110          2,744          2,551
Return on plan assets                (3,811)        (5,279)          (430)
Net amortization and deferral         1,014          3,155         (1,165)
Amortization of prior service cost      208            179            165
                                      -----          -----          -----
Net periodic pension cost          $  3,724          3,373          4,220
                                      =====          =====          =====
Actuarial assumptions:
Discount rate                          7.75%           7.0           8.25
Projected future compensation
    increase                            5.0%           5.0            5.5
Long-term expected return on plan
    assets                              8.5%           8.5            8.5

  The Company also maintains a nonqualified, unfunded defined benefit retirement income plan for directors. The estimated accrued costs for this plan were not material.

PAGE

(c) Postretirement Plan
-----------------------
  The Company provides life insurance benefits ("postretirement benefits") for retired employees. Substantially all the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company and meet a minimum of ten years of eligibility service. Those who retired prior to January 1, 1991, receive decreasing life insurance coverage that grades to an ultimate amount after ten years. Those retiring on or after January 1, 1991, receive life insurance coverage in an amount equal to 50% of their annual salary amount in effect at the end of their active career. The estimated cost of these benefits is accrued over the working lives of those employees expected to qualify for such benefits as a level percentage of their payroll costs. The periodic postretirement benefit cost to the Company for these benefits was $550,000, $504,000 and $504,000 in 1996, 1995 and 1994, respectively.

  A reconciliation of the funded status of the plan and net postretirement cost is presented as follows:

--------------------------------------------------------------------------
(in thousands)                             1996              1995
--------------------------------------------------------------------------
Accumulated postretirement benefit
    obligation:
Retirees                              $   (2,595)           (2,995)
Active participants                       (1,413)           (1,604)
Other participants                           (52)             (107)
                                           -----             -----
Total                                     (4,060)           (4,706)
Items not yet recognized in earnings:
Unrecognized net transition obligation       686               732
Unrecognized net loss (gain)                (606)              419
                                           -----             -----
Accrued postretirement benefit cost   $   (3,980)           (3,555)
                                           =====             =====

---------------------------------------------------------------------------
(dollars in thousands)                1996            1995           1994
---------------------------------------------------------------------------
Net periodic postretirement cost:
Service cost                       $   159              153            164
Interest cost on accumulated
    postretirement benefit
    obligation                         345              305            294
Net amortization and deferral           46               46             46
Net periodic postretirement            ---              ---            ---
    benefit cost                   $   550              504            504
                                       ===              ===            ===
Actuarial assumptions:
Discount rate                         7.75%             7.0           8.25
Projected future compensation
    increase                           5.0%             5.0            5.5



NOTE 10  Incentive Compensation Plans
-------------------------------------

  The Company has incentive compensation plans in which all employees are eligible to participate based on corporate and individual performance goals. the total compensation costs charged to expense in connection with the plans were $4,753,000, $6,052,000 and $4,737,000 in 1996, 1995 and 1994,
respectively.



NOTE 11  Stock Compensation Plans
---------------------------------

  The Company has adopted the pro forma footnote disclosure-only provisions of FASB 123. Based on the fair value method consistent with the provisions of FASB 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts indicated below:

----------------------------------------------------------------------------
(in thousands, except per share data)           1996            1995
----------------------------------------------------------------------------
Net income:
As reported                                 $  55,551          53,042
Pro forma                                      54,493          52,322

Primary earnings per share:
As reported                                      3.82            3.71
Pro forma                                        3.75            3.66

Fully diluted earnings per share:
As reported                                      3.72            3.61
Pro forma                                        3.65            3.56


  The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk free interest rate of 5.34% and 5.36% for the employee stock purchase plan and 6.04% and 5.92% for all other option plans; expected life of six months for the employee stock purchase plan and five years for all other option plans; dividend yield of 3.3% and 3.5%, and an expected volatility of 20% and 22%.

  The weighted-average fair value of options and stocks granted during the year for 1996 and 1995, respectively, is as follows:

---------------------------------------------------------------------------
                                               1996             1995
---------------------------------------------------------------------------
Stock option plans                        $    6.38             6.33
Restricted stock                              34.04            26.16
Employee stock purchase plan:
  Six month option                             2.07             1.65
  15% of grant date market value               5.22             4.26
                                              -----            -----
    Total                                      7.29             5.91
Executive stock grant                           -              38.00
Agents stock purchase plan:
  5% of grant date market value                1.69             1.61

PAGE

  A summary of the option transactions under the stock option plans is as follows:
--------------------------------------------------------------------------
                                                Stock          Weighted
                                                appre-         average
                                Number          ciation        exercise
                               of shares        rights         price
---------------------------------------------------------------------------
Outstanding at
    December 31, 1993           303,713         180,374         $18.13
Granted 1994                    493,580            -             28.03
Exercised 1994                  (64,003)        (10,358)         21.50
Forfeited 1994                  (13,913)        (17,723)         19.54
                                -------         -------          -----
Outstanding at
    December 31, 1994           719,377         152,293          23.68
Granted 1995                    167,850            -             35.96
Exercised 1995                  (63,567)        (10,242)         19.67
Forfeited 1995                  (25,912)        (31,917)         23.91
                                -------         -------          -----
Outstanding at
    December 31, 1995           797,748         110,134          27.40
Granted 1996                    193,200            -             35.34
Exercised 1996                  (53,402)         (9,372)         21.17
Forfeited 1996                  (27,522)        (25,878)         26.56
                                -------         -------          -----
Outstanding at
    December 31, 1996           910,024          74,884         $29.51
                                =======         =======          =====

  The table above includes a 1994 grant of 47,000 options at an exercise price of $24.63 per option, subject to a five-year vesting period. Due to this vesting requirement, 28,200, 37,600 and 47,000 options are unexercisable and outstanding for 1996, 1995 and 1994, respectively. The grant must be exercised within 10 years and had a remaining contractual life of 7.92 years as of 1996.

  The following table summarizes information about stock options outstanding and exerciseable under the stock option plans at December 31, 1996:

--------------------------------------------------------------------------
                                      Weighted
                                      average
   Range of                           remaining               Weighted
   exercise         Number          contractual life           average
   prices          of shares          in years              exercise price
--------------------------------------------------------------------------
$ 10 to 20          110,884            3.67                    $16.72
  20 to 30          434,090            7.05                     27.97
  30 to 40          336,850            9.33                     36.10
                    -------            ----                     -----
$ 10 to 40          881,824            7.51                    $29.51
                    =======            ====                     =====


(a) Stock Option Plan
---------------------
  Under the Company's stock option plan, 74,884 shares of the Company's common stock are reserved for issuance, upon exercise of stock options outstanding, at December 31, 1996. This plan permitted the granting of qualified and nonqualified stock options to key employees, which may or may not have SARs attached. Options and related SARs were granted at not less than fair value on the date of the grant, are required to be exercised within ten years from the date of the grant and are exercisable immediately upon the grant. This plan expired in August 1992, and was replaced with the Company's stock option plan II.

  Compensation expense, based on the increase or decrease in the fair value of the Company's common stock, is charged or (credited) to other expense in recognition of the SARs attached to the granted options. Such amounts were $(456,000), $799,000 and $(1,129,000) in 1996, 1995 and 1994, respectively.

(b) Stock Option Plan II
------------------------
  Under the Company's stock option plan II, 884,869 shares of the Company's common stock are available for issuance at December 31, 1996. The plan permits the granting of qualified and nonqualified stock options to employees, which may or may not have SARs attached. Options and related SARs may be granted at not less than fair value on the date of the grant and may be subject to certain vesting periods as determined by the Company's Compensation Committee ("Committee"). Each grant must be exercised within ten years from the date of the grant. Under this plan, the Company granted options of 173,700, 151,350 and 475,580 for 1996, 1995 and 1994,
respectively.

  Under the Company's stock option plan II, the Committee may, in its discretion, make restricted or unrestricted grants of common stock, or grant rights to receive common stock, to employees in addition to or in substitution for options and/or SARs granted. The Company granted a total of 84,227 restricted shares and 34,700 restricted shares for 1996 and 1995, respectively, of which 6,100 shares and 150 shares were forfeited for 1996 and 1995, respectively. Each such grant is expressly subject to the attainment of one or more performance-related objectives, determined by the Committee and set forth in an award agreement. Each such grant also is subject to a vesting period or other terms, conditions, restrictions and limitations as determined by the Committee in its discretion and set forth in an award, agreement.

  During the vesting period, dividends are earned and held in escrow on the restricted shares subject to the same vesting period and conditions as set forth in the award agreement. Effective September 3, 1996, dividends earned on the restricted shares are reinvested in the Company's common stock at fair value. Included in the 1996 restricted shares granted were 1,877 shares issued through the dividend reinvestment feature.

  Deferred compensation expense is recognized for the fair value of the restricted shares when granted and is adjusted for the increases or decreases in the fair value of the Company's common stock and is amortized ratably over the vesting period. The unamortized amount is accounted for as a reduction of stockholders' equity. At December 31, 1996 and 1995, respectively, deferred compensation of $2,957,000 and $947,000 was recorded as a reduction of stockholders' equity and the amounts amortized to expense in 1996 and 1995, respectively, were $974,000 and $279,000.

(c) Stock Option Plan for Directors
-----------------------------------
  Under the Company's stock option plan for directors, 192,500 shares of the Company's common stock are available for issuance. Each director who is not a full-time employee of the Company participates in the plan and automatically receives a non-qualified option to purchase 1,500 shares of common stock at not less than fair value on March 1 of each year. Each option becomes exercisable one year after the option was granted and expires no more than ten years from the date the option is granted. Under this plan, the Company granted options of 19,500, 16,500 and 18,000 for 1996, 1995 and 1994, respectively.

PAGE

(d) Executive Stock Grant
-------------------------
  During 1995 an officer of the Company was granted 13,864 shares of restricted stock. The grant contains a graduated vesting provision under which shares vest over a four-year period beginning in 1995. At December 31, 1996, 6,932 shares were vested.

  Deferred compensation is recognized for the fair value of the restricted shares granted, and is amortized over the vesting period. The unamortized amount of the grant is accounted for as a reduction of stockholders' equity. At December 31, 1996 and 1995, respectively, deferred compensation of $241,000 and $373,000 was recorded as a reduction of stockholders' equity and the amounts charged to expense in 1996 and 1995, respectively, were $132,000 and $154,000.

(e) Employee Stock Purchase Plan
--------------------------------
  Under the terms of the employee stock purchase savings plan, the number of shares of common stock available to be purchased is 413,138. This plan is available to all employees who meet the eligibility requirements and provides for the issuance of options to purchase shares of common stock. The purchase price is the lower of (i) 85% of the closing market price at the time the option is granted or (ii) 85% of the closing price at the time the option is exercised. The Company issued 28,886 shares, 29,494 shares and 32,279 shares in 1996, 1995 and 1994, respectively, to employees and charged to expense $210,000, $293,000 and $121,000 in 1996, 1995 and 1994,
respectively.

(f) Agents Stock Purchase Plan
------------------------------
  Under the terms of the agents stock purchase plan, the number of shares of common stock available to be purchased is 587,271. This plan provides for four quarterly offerings in which independent insurance agents can purchase the Company's common stock at a five percent discount. The Company issued 54,993 shares, 56,884 shares and 3,466 shares in 1996, 1995 and 1994, respectively, to agents and charged to expense $93,000, $92,000 and $5,000 in 1996, 1995 and 1994, respectively.

(g) Stock Compensation Plan for Nonemployee Directors
-----------------------------------------------------
  In May 1996 the shareholders approved the stock compensation plan for nonemployee directors, effective January 1, 1997. The purpose of this plan is to provide for the payment of the annual compensation for the directors' services in shares of the Company's common stock. The amount of common shares available for issuance under the plan is 200,000.


NOTE 12  Stockholders' Equity
-----------------------------

  The Company maintains a dividend reinvestment and stock purchase plan, under which 235,650 shares of common stock are available for issuance. Shares purchased under this plan are issued at fair value.

  Under a common stock repurchase program authorized by the Board of Directors on July 29, 1996, the Company can repurchase up to 1,000,000 shares of its common stock. In 1996, the Company acquired 128,500 shares at a total cost of $4,289,000.

  Selective's ability to declare and pay dividends on common stock is affected by the ability of its insurance subsidiaries to declare and pay dividends to Selective under the regulatory limitations of the states in which the insurance subsidiaries are domiciled. All of the jurisdictions in which the insurance subsidiaries are domiciled, including New Jersey, New York, North Carolina and South Carolina regulate the payment of dividends. Dividends are generally payable only from earned surplus as reported on the insurer's annual statement as of the preceding December 31.

  In all such jurisdictions, domestic insurers are prohibited from paying "extraordinary dividends" without approval of the insurance commissioner of the relevant state. Extraordinary dividends are defined in New Jersey and South Carolina as dividends which, together with dividends paid in the previous twelve months, exceed the greater of (i) 10% of policyholders' surplus at the preceding December 31 or (ii) net income, excluding realized capital gains, for the twelve-month period ending the preceding December 31. Extraordinary dividends are generally defined in North Carolina and New
York as dividends which, together with dividends paid in the previous twelve months, exceed the lesser of (i) 10% of policyholders' surplus at the preceding December 31 or (ii) net investment income, or in the case of North Carolina, net income, excluding realized capital gains, for the twelve-month period ending the preceding December 31. In determining whether a dividend is "extraordinary," New York and North Carolina allow insurance companies to carryforward undistributed net investment income
(New York) or net income (North Carolina) for two years.

  In addition to the regulation of extraordinary dividends, New Jersey and South Carolina require notice to the relevant state regulatory authorities of the declaration of both ordinary and extraordinary dividends and distributions. New Jersey requires that all dividends be reported within five days of declaration and thirty days prior to payment. South Carolina requires that all dividends be reported within five business days following declaration and ten days prior to payment. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the insurer's surplus, as regards to policyholders', is not reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs or, in the case of New Jersey, if the regulatory authority determines that the insurer is otherwise in a hazardous financial condition.

PAGE

  Based on the 1996 statutory financial statements, the maximum dividends that can ultimately be paid to Selective in 1997 by Selective Insurance Company of America, Selective Way Insurance Company, Selective Insurance Company of the Southeast, Selective Insurance Company of South Carolina and Exchange Insurance Company are $34,938,000, $14,039,000, $2,759,000,
$5,979,000 and $2,639,000, respectively.

  The National Association of Insurance Commissioners ("NAIC") has adopted risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. The implementation of RBC did not impact the operations of the Company's insurance subsidiaries since all of its subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.


NOTE 13  Preferred Share Purchase Rights Plan
---------------------------------------------

  On November 3, 1989, Selective's Board of Directors declared a dividend of one preferred share purchase right for each share of Selective's common stock held of record as of the close of business on November 17, 1989. Each right entitles the registered holder to purchase one one-hundredth of a share of series A junior preferred stock (a "preferred share" or the "preferred shares") at an exercise price of $75. Each one-hundredth of a preferred share has terms designed to make it the economic equivalent of one share of common stock, but will have one one-hundredth of a vote. The rights will be exercisable only if a person or group acquires 20% or more of Selective's common stock or announces a tender offer, the consummation of which results in ownership by a person or group of 20% or more of the common stock.

  If Selective is acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the acquiring company's common shares having a fair value at the time of twice the right's exercise price. In addition, if a person or group acquires 20% or more of Selective's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of shares of Selective's common stock having a fair value of twice the right's exercise price. Under the plan, 300,000 preferred shares have been reserved for issuance.


NOTE 14 Reconciliation of Statutory to Generally Accepted Accounting Principles Financial Statments
---------------------------------------------------------------------

  (a) The following is a reconciliation of the differences between the Statutory Financial Statements and the Generally Accepted Accounting Principles ("GAAP") Financial Statements:

--------------------------------------------------------------------------
(in thousands)                         1996         1995         1994
--------------------------------------------------------------------------
Consolidated insurance
    subsidiaries - statutory basis
    net income                     $  66,207       55,481       35,481
Deferred policy acquisition
    costs                                950        1,200        2,400
Deferred Federal income taxes         (3,830)       4,840        5,402
Net loss of subsidiaries                (357)        (148)         (33)
Other, net                              (735)        (988)        (156)
Consolidated subsidiaries             ------       ------       ------
    - GAAP basis                      62,235       60,385       43,094
Selective Insurance Group, Inc.,
    net of intercompany equity
    eliminations                      (6,684)      (7,343)      (4,818)
Consolidated financial                ------       ------       ------
    statement - GAAP basis
    net income                     $  55,551       53,042       38,276
                                      ======       ======       ======

--------------------------------------------------------------------------
(in thousands)                                 1996              1995
--------------------------------------------------------------------------
Consolidated insurance subsidiaries -
    statutory surplus                     $  417,664            358,266
Deferred policy acquisition costs             83,150             82,200
Deferred Federal income taxes                 31,052             32,703
Loss reserves                                 (1,497)            (1,558)
Capital contribution from Selective          (33,603)           (33,603)
Net unrealized gains -  debt securities,
    available-for-sale                        19,407             46,628
Nonadmitted assets                            14,441             16,398
Net assets acquired from Niagara             (23,795)           (23,795)
Other, net                                    (1,827)            (2,429)
Consolidated subsidiaries - GAAP             -------            -------
    basis                                    504,992            474,810
Selective Insurance Group, Inc.
    net of intercompany equity
    eliminations                             (30,693)           (38,061)
Consolidated financial statement -           -------            -------
    GAAP basis stockholders' equity       $  474,299            436,749
                                             =======            =======

PAGE

  (b) The insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various states of domicile. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. Furthermore, the NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, when completed, will likely change the definitions of what comprises prescribed versus permitted statutory accounting practices and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. The insurance subsidiaries do not have any permitted statutory accounting practices that materially affect statutory surplus or RBC.


NOTE 15  Commitments and Contingencies
--------------------------------------

  (a) Reserves established for liability insurance continue to reflect exposure to environmental claims both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries contain a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating the Company's exposure to environmental claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues. Legal issues which arise in environmental cases include the determination of whether a case is one for a Federal or state forum, choice of law, causation, admissibility of evidence, allocation of damages and contribution among joint defendants, successor and predecessor liability and whether direct action against insurers can be maintained. Coverage issues which arise in environmental cases include the interpretation and application of policy exclusions, the determination and calculation of policy limits, the determination of the ultimate amount of a loss, the extent to which a loss is covered by a policy, if at all, the obligation of an insurer to defend a claim and the extent to which a party can prove the existence of coverage. Courts have reached different and sometimes inconsistent conclusions on these legal and coverage issues. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

  At December 31, 1996 the Company's reserves for environmental claims amounted to $63,403,000 on a gross basis and $50,403,000 net of reinsurance (net basis). The Company's case reserves for known environmental claims, excluding IBNR, was $31,080,000 on a gross basis and $21,080,000 on a net basis in connection with 2,021 claims, including multiple claimants who are associated with the same site or incident. These claims involved about 1,400 lawsuits. Of the 2,021 total environmental claims, 1,715 claims are asbestos related, of which 1,630 claims involve only two insureds. One such insured manufactured asbestos-containing products, while the other supplied asbestos-containing products. The reserve associated with the two insureds amounted to $5,570,000 on a gross basis and $1,770,000 on a net basis. About 120 of the total environmental claims involve approximately 35 landfills. The landfills sites account for reserves of approximately $17,356,000 on a gross basis and $11,156,000 on a net basis. The remaining claims, which represent about $8,154,000, involve leaking underground storage tanks, air pollution, as well as other asbestos claims. Litigation costs associated with environmental claims have been significant, particularly for landfill claims.

  At December 31, 1996, the Company established a range of reasonably possible losses for known environmental exposures of approximately $9,000,000 to $41,000,000 on a gross basis, and $6,000,000 to $28,000,000, on a net basis. At December 31, 1996, the Company's total reserves for environmental exposures amounted to $63,403,000, on a gross basis, (including IBNR reserves of $32,323,000) and $50,403,000, on a net basis, (including IBNR reserves of $29,323,000). As previously stated, there are significant uncertainties in estimating the Company's exposure to environmental IBNR claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues on which courts have reached different and sometimes inconsistent conclusions. The standards for establishing appropriate environmental IBNR reserves are still developing. IBNR reserve estimation is also difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses and potential changes to state and Federal statutes. Moreover, normal historically-based actuarial approaches do not apply because relevant history is not available. In addition, while models can be applied, such models can produce significantly different results with small changes in assumptions. Because of the significant uncertainties discussed above, and the likelihood that these uncertainties will not be resolved in the near future, management is unable to make a reasonable estimate as to the amount or range of reasonably possible IBNR losses for environmental claims at each reported balance sheet date.

PAGE

     The following table provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon:

--------------------------------------------------------------------------
(in thousands)                        1996            1995            1994
--------------------------------------------------------------------------
Asbestos                         Gross    Net    Gross   Net   Gross   Net
Environmental reserves           -----------------------------------------
 (including IBNR)for losses and
  loss expenses at the beginning
  of year                       $ 7,801  7,801   7,501  7,501   7,111  7,111
Incurred losses and loss expenses 2,407 (1,702)    489    489     574    574
Less losses and loss expenses paid (226)  (226)   (189)  (189)   (184)  (184)
                                  -----  -----   -----  -----   -----  -----
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the end
  of year                       $ 9,982  5,873   7,801  7,801   7,501  7,501
                                  =====  =====   =====  =====   =====  =====

Non-Asbestos
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the
  beginning of year             $45,465 45,465  41,344 41,344  38,598 38,598
Incurred losses and
  loss expenses                  14,289  3,312   6,779  6,779   6,155  6,155
Less losses and loss
  expenses paid                  (6,333)(4,247) (2,658)(2,658) (3,409)(3,409)
                                 ------ ------  ------ ------  ------ ------
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the
  end of year                   $53,421 44,530  45,465 45,465  41,344 41,344
                                 ====== ======  ====== ======  ====== ======

Total Environmental Claims
Environmental reserves
  (including IBNR) for losses
  and loss expenses             $53,266 53,266  48,845 48,845  45,709 45,709
Incurred losses
  and loss expenses              16,696  1,610   7,268  7,268   6,729  6,729
Less losses and loss
  expenses paid                  (6,559)(4,473) (2,847)(2,847) (3,593)(3,593)
                                 ------ ------  ------ ------  ------ -------
Environmental reserves
  (including IBNR) for losses
  and loss expenses             $63,403 50,403  53,266 53,266  48,845 48,845
                                 ====== ======  ====== ======  ====== ======


  The Company has established a range of reasonably possible IBNR losses for non-environmental net claims at December 31, 1996, of approximately $422,000,000 to $524,000,000 and at December 31, 1995, of approximately
$410,000,000 to $508,000,000. For each major product line of business, incurred and/or paid loss and loss expense projections were calculated using standard actuarial techniques on both an optimistic and pessimistic basis to construct an IBNR range for that product line. The overall range for non-environmental IBNR was selected based on statistical combinations of the ranges of the individual product lines. The Company's net IBNR reserves for non-environmental claims were $496,000,000 and $473,000,000 at December 31, 1996 and 1995, respectively.

  Based on the Company's aggregate reserve for net losses and loss expenses at December 31, 1996, the Company does not expect that liabilities associated with environmental and non-environmental claims will have a materially adverse impact on its future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from the Company's current estimates.

  (b) The Company purchases annuities from life insurance companies to fulfill obligations under claim settlements which provide for periodic future payments to claimants. As of December 31, 1996, the Company purchased such annuities of $10,683,000 for settlement of claims on a structured basis for which the Company is contingently liable. To the Company's knowledge, none of the issuers of such annuities have defaulted in its obligations thereunder.

  (c) Selective has various operating leases for office space and equipment. Such lease agreements, which expire at various times, are generally renewed or replaced by similar leases. Rental expense under these leases amounted to $4,936,000, $5,492,000 and $6,162,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

  In addition, certain leases for rented premises and equipment are noncancelable, and liability for payment will continue even though the space or equipment may no longer be in use. At December 31, 1996, the total future minimum rental commitments under noncancelable leases was $10,680,000 and such yearly amounts are as follows:

---------------------------------------------------------------------------
(in thousands)
---------------------------------------------------------------------------
1997                                                          $  4,556
1998                                                             3,779
1999                                                             1,387
2000                                                               716
2001                                                               242
After 2001                                                          -
                                                                ------
Total minimum payment required                                $ 10,680
                                                                ======

PAGE

NOTE 16  Fair Values of Financial Instruments
---------------------------------------------

  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995:

---------------------------------------------------------------------------
                                    1996                      1995
                              ---------------------------------------------
                             Carrying     Fair         Carrying     Fair
(in thousands)                Amount      Value         Amount      Value
---------------------------------------------------------------------------
Financial assets:
Debt securities:
  Held-to-maturity         $  432,792    445,273        439,585    460,444
  Available-for-sale          985,372    985,372        949,004    949,004
Equity securities             161,096    161,096        117,522    117,522
Other investments              44,454     44,454         58,027     58,027

Financial liabilities:
8.77% Senior Notes             54,000     56,992         54,000     58,657
7.84% Senior Notes             42,857     43,039         50,000     51,223
                              -------    -------        -------    -------
Notes payable                  96,857    100,031        104,000    109,880
Debentures                      6,912     18,524          7,292     18,230


  The Company's carrying amounts shown in the table are included in the consolidated balance sheets.


NOTE 17  Liability for Unpaid Claims and Claim Adjustment Expenses
------------------------------------------------------------------

  The table below provides a roll-forward of reserves for losses and loss expenses for beginning and ending reserve balances:

--------------------------------------------------------------------------
(in thousands)                       1996          1995          1994
--------------------------------------------------------------------------
Gross reserves for losses
    and loss expenses at
    beginning of year           $  1,120,052      999,404      917,691
Less reinsurance recoverable
    on unpaid losses and loss
    expenses at beginning of
    year                             121,369      111,550      114,016
Net reserves for losses            ---------    ---------    ---------
    and loss expenses at
    beginning of year                998,683      887,854      803,675
Provision for losses and loss
    expenses for claims
    occurring in the current
    year                             504,843      516,219      490,641
Increase (decrease) in estimated
    losses and loss expenses for
    claims occurring in prior
    years                             (9,178)      12,682       (2,653)
                                   ---------    ---------    ---------
                                   1,494,348    1,416,755    1,291,663
                                   ---------    ---------    ---------
Losses and loss expenses
    paid for claims occurring
    during:
Current year                         174,398      158,692      179,248
Prior years                          280,365      259,380      224,561
                                   ---------    ---------    ---------
                                     454,763      418,072      403,809
                                   ---------    ---------    ---------
Net reserves for losses and
    loss expenses at end of year   1,039,585      998,683      887,854
Reinsurance recoverable on
    unpaid losses and loss
    expenses at end of year          150,208      121,369      111,550
Gross reserves for losses          ---------      -------      -------
    and loss expenses at
    end of year                 $  1,189,793    1,120,052      999,404
                                   =========    =========      =======


  The 1996 losses and loss expenses incurred included the effect of prior year reserve decrease or redundancy of $9,178,000. The reserve redundancy was principally due to reserve reductions (approximately $11,000,000) in the National Workers' Compensation Reinsurance Pool business ("NCCI"). During 1996, incurred loss estimates for the NCCI decreased due to greater than anticipated savings from the use of managed care and various favorable legislative reforms.

  The 1995 losses and loss expenses incurred included the effect of prior year reserve deficiency of $12,682,000. The reserve deficiency resulted from higher estimates of ultimate loss and loss expense costs in the commercial automobile and commercial other liability lines of insurance. The ultimate loss and loss expense costs were increased (i) in commercial automobile due to higher than expected paid and incurred loss and loss expenses and (ii) in commercial other liability due to an increase in average paid cost per claim.

PAGE

NOTE 18  Related Party Transactions
-----------------------------------

  During the fourth quarter of 1994, certain officers of Selective exercised stock options by giving Selective promissory notes ($992,000) in payment for the stock purchased. The promissory notes are noninterest bearing and are secured by shares of Selective's common stock. The officers are required to pay approximately $69,000 of the principal amount each year commencing in 1995 and ending in 2004, with a lump-sum principal payment in the aggregate of approximately $298,000 to be paid in February 2005. The promissory notes are full recourse and subject to certain employment requirements. At December 31, 1996, the principal amount outstanding was $856,000.


NOTE 19  Segment Information
----------------------------

  The Company's operating subsidiaries are engaged in the writing of property and casualty insurance. Inasmuch as these writings encompass several lines of business, the Company has classified its business accordingly into industry segments.

  Income (loss) from underwriting operations consists of net premiums earned less losses, loss expenses, underwriting expenses and dividends to policyholders. In computing income (loss) from underwriting operations, none of the following items have been added or deducted: net investment income earned, net realized gains on investments, interest expense, net general corporate expenses and Federal income tax. The Company does not maintain distinct investment portfolios for each segment; and, therefore, a meaningful allocation of identifiable assets, net investment income and net realized gains on investments to each segment is considered impracticable. The financial information by industry segment for net premiums earned and income (loss) from underwriting operations are as follows:

---------------------------------------------------------------------------

(in thousands)          1996                1995               1994
---------------------------------------------------------------------------
                            Income              Income             Income
                  Net    (loss) from  Net    (loss) from  Net    (loss) from
                  prem.'s    und.     prem.'s    und.     prem.'s    und.
                  earned  operations  earned  operations  earned  operations
---------------------------------------------------------------------------
Commercial       $477,506  $(24,832)  521,196  (18,475)  472,218  (23,784)
Personal          217,473     4,819   221,587    1,762   207,988  (11,567)
Other                 (32)      (14)       34      (12)       64      885
                  -------   -------   -------  -------   -------  -------
Totals           $694,947  $(20,027)  742,817  (16,725)  680,270  (34,466)
                  =======   =======   =======  =======   =======  =======
Loss from
 underwriting operations   $(20,027)           (16,725)           (34,466)
Net investment
 income earned               96,952             91,640             80,657
Net realized gains
 on investments               2,786                900              4,230
Interest expense             (9,185)            (9,296)            (6,552)
General corporate expenses   (1,437)            (1,621)              (461)
Income before               -------            -------            -------
 Federal income tax        $ 69,089             64,898             43,408
                            =======            =======            =======

PAGE

Quarterly Financial Information
-------------------------------

                                 1st Quarter               2nd Quarter
                          -------------------------------------------------
(unaudited, in
thousands, except
per share data)                1996       1995           1996       1995
---------------------------------------------------------------------------
Net premiums written      $  173,447    191,567        174,767    193,426
Net premiums earned          176,687    178,566        176,074    185,967
Net investment income
   earned                     24,011     21,724         23,783     22,464
Net realized gains (losses)
   on investments                429        (87)           934       (313)
Operating income 1,2           8,611     12,901         14,963     12,509
Net income 1,2                 8,890     12,845         15,570     12,305
Operating income per share:
Primary 1,2                      .59        .90           1.03        .88
Fully diluted 1,2                .58        .88           1.00        .86
Net income per share:
Primary 1,2                      .61        .90           1.07        .86
Fully diluted 1,2                .60        .88           1.04        .84
Dividends to stockholders 3      .28        .28            .28        .28
Price range of common stock: 4
High                          38 3/4     28 3/4             36     33 l/2
Low                           34 l/4     24 l/2             31     28 l/4

---------------------------------------------------------------------------
1. Operating and net income for the first quarter of 1996 were reduced by $6.2 million, after reinsurance and taxes, due to higher losses incurred from numerous winter storms, or $.43 per primary share and $.41 per fully diluted share.

2. Operating and net income for the third quarter of 1996 were reduced by $4.2 million, after reinsurance and taxes, due to higher losses incurred from numerous storms, or $.28 per primary and fully diluted share.

3. See note 7(b)(2) and note 12 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

4. These ranges of high and low prices of the Company's common stock, as reported by the Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 1997 and ending February 28, 1997 was $43 1/2 to $36 5/8 and the last sale price on February 28, 1997 was $42.


Quarterly Financial Information
-------------------------------

                                 3rd Quarter               4th Quarter
                          -------------------------------------------------
(unaudited, in
thousands, except
per share data)                1996       1995           1996       1995
---------------------------------------------------------------------------
Net premiums written      $ 196,765    215,178        147,260    156,850
Net premiums earned         172,106    191,928        170,080    186,356
Net investment income
   earned                    23,908     22,866         25,250     24,586
Net realized gains (losses)
   on investments               (35)       216          1,458      1,084
Operating income 1,2         12,275     13,534         17,891     13,513
Net income 1,2               12,252     13,674         18,839     14,218
Operating income per share:
Primary 1,2                     .84        .95           1.23        .94
Fully diluted 1,2               .82        .92           1.20        .91
Net income per share:
Primary 1,2                     .84        .96           1.29        .99
Fully diluted 1,2               .82        .93           1.26        .96
Dividends to stockholders 3     .28        .28            .28        .28
Price range of common stock: 4
High                             34         37         38 3/4     38 3/8
Low                              31     30 3/4         33 1/4     35 l/2

----------------------------------------------------------------------------
1. Operating and net income for the first quarter of 1996 were reduced by $6.2 million, after reinsurance and taxes, due to higher losses incurred from numerous winter storms, or $.43 per primary share and $.41 per fully diluted share.

2. Operating and net income for the third quarter of 1996 were reduced by $4.2 million, after reinsurance and taxes, due to higher losses incurred from numerous storms, or $.28 per primary and fully diluted share.

3. See note 7(b)(2) and note 12 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

4. These ranges of high and low prices of the Company's common stock, as reported by the Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 1997 and ending February 28, 1997 was $43 1/2 to $36 5/8 and the last sale price on February 28, 1997 was $42.

PAGE

Subsidiaries
------------
Selective Insurance Company
   of America
Selective Way
   Insurance Company
Selective Technical
   Administrative Resources, Inc. (SelecTech)
Wantage Avenue
   Holding Company, Inc.

40 Wantage Avenue
Branchville, New Jersey 07890-1000
Telephone (201) 948-3000

Selective Insurance Company
   of the Southeast
Selective Insurance Company
   of South Carolina

2550 West Tyvola Road, Suite 400
Charlotte, North Carolina 28217
Telephone (704) 357-1913

Niagara Exchange Corporation
Exchange Insurance Company

741 Delaware Avenue
Buffalo, New York 14209
Telephone (716) 884-8970

Branch Offices
--------------

Allentown, Pennsylvania
5050 Tilghman Street, Suite 250
James McLain, Manager

Branchville, New Jersey
40 Wantage Avenue
Carl V. Casterlin, Manager

Buffalo, New York
741 Delaware Avenue
William S. Becker, Manager

Charlotte, North Carolina
2550 West Tyvola Road, Suite 400
Margaret C. Davis, Manager

Hamilton Township, New Jersey
One AAA Drive
Edward F. Drag, II, Manager

Hunt Valley, Maryland
4 North Park Drive
James A. Caragher, Manager

Richmond, Virginia
1100 Boulders Parkway, Suite 601
James M. Allonier, Manager

Field Offices
-------------

Midwest Region
Bloomington, Illinois
1701 East Empire Street
Arron O. Lamp, Field Manager

Great Lakes Region
Indianapolis, Indiana
805 South Sunridge Court
Joseph W.Kinker, Field Manager

Information Systems Office
--------------------------

Glastonbury, Connecticut
500 Winding Brook Drive
Bradford, S. Allen, Manager

Properties
----------

Situated on approximately 137 acres in Branchville, New Jersey, is our 315,000 square foot facility owned by Wantage Avenue Holding Company, Inc. Exchange Insurance Company owns two office buildings (approximately 61,400 square feet) in Buffalo, New York. All branch office locations and the information systems office, as indicated above, are leased.

Stockholders' Information
-------------------------
Executive Office
40 Wantage Avenue
Branchville, New Jersey 07890-1000
Telephone (201) 948-3000


Registrar and Transfer Agent
----------------------------
First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone (800) 446-2617

Auditors
--------
KPMG Peat Marwick LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Common Stock Information
------------------------
The Company's common stock trades on the Nasdaq National Stock Market tier of The Nasdaq Stock Market under the symbol: SIGI. As of December 31, 1996, there were approximately 3,340 registered stockholders. Quarterly dividend and price range information are contained on page 53 of this report.

Form 10-K
---------
A copy of Form 10-K as filed with the Securities and Exchange Commission, excluding exhibits, will be provided without charge to stockholders upon written request to:

Gregory E. Murphy
Senior Vice President and
Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890-1000

The Form 10-K provided to stockholders will include only a list of exhibits to the Form 10-K. Exhibits will be furnished to stockholders upon payment of reproduction and mailing expenses.

                                     Page 57