Form 10-K, Exhibit 13
period 1997-12-31
SELECTIVE INSURANCE GROUP INC
filed 1998-03-31
CIK 230557

PAGE


EXHIBIT 13



ANNUAL REPORT PAGES 18 THRU 53, AND 57


INVESTMENTS
-----------

PIE CHART - reflecting the following relationships
------------------------------------------------------------
Classification of Investments ($ in millions)
                                   Dollar         Percentage
                                   ------         ----------
Taxable debt securities          $  766              44%
Tax-advantaged debt securities      689              40%
Equity securities                   222              13%
Short-term investments               29               2%
Other                                20               1%
                                   ------            ---
Total Investments                $1,726             100%
------------------------------------------------------------


Investments and investment policy
---------------------------------
     Investment income is an important source of revenue for the Company, and the return on its investment portfolio has a material effect on the Company's net income. The Company's investment policy is conservative with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The Company's current investment mix is 84% debt securities, 13% equity securities and 3% short-term and other investments.

     Investments are made in compliance with regulatory requirements and with careful attention to the present and prospective Federal income tax positions. Company investment policy requires that purchases of debt securities must be "A" rated or better, although the Company may purchase up to 5%, measured at the time of purchase, of debt securities that are rated lower than "A." High credit quality has always been a cornerstone of the Company's investment strategy. This high quality strategy is evident by the fact that over 99% of the debt security portfolio is of investment grade. Further emphasizing this superior quality is the fact that 41% of the debt securities have a Moody's rating of "Aaa" (or its Standard & Poor's equivalent), which is considered to be the highest credit quality. Though not the sole consideration, investment commitments are made with considerable emphasis on limiting credit risk.

     Liquidity requirements are emphasized in response to an unpredictable underwriting environment and the need to


CHART
---------------------------------------
Debt Securities
Quality Analysis
(Moody's Rating/Standard & Poor' Rating)

      Rating            Percent
      ------            -------
     Aaa/AAA              41%
     Aa/AA                27
     A/A                  26
     Baa/BBB               6
     Other                <1
                         -----
                         100.0%
----------------------------------------


BAR GRAPH
----------------------
Debt Securities
Maturities
($ in millions)

Years       $ Amount
-----       --------
  1          $129
  2          $186
  3          $134
  4          $161
  5          $181
  6          $134
  7          $133
  8          $193
  9          $ 84
 10          $ 92
 11          $  7
 12          $ 11
 13          $  0
 14          $  0
 15          $  5
 15+         $  5

Total Carrying Value: $1,455
Average Life: 4.9 Years
---------------------------

                               Page 18


PAGE

minimize the exposure to catastrophic events. To provide liquidity while maintaining consistent performance, the Company's debt securities are distributed so that some issues are always approaching maturity, thereby providing a source of predictable cash flow.

     At year-end 1997, 72% of the Company's debt securities were classified as available-for-sale. This classification provides greater portfolio management flexibility.

     To reduce the sensitivity to interest rate fluctuations, the Company invested in intermediate-term debt securities. At year-end 1997, 98% of the portfolio was ten years or less to maturity and the average life was 4.9 years compared with 5.1 years at December 31, 1996.

     Net investment income earned, after taxes, increased 3% in 1997 to $76 million compared to $74 million in 1996. The increase in 1997 primarily resulted from additional investment assets of approximately $100 million acquired with the cash provided by the Company's operating activities during 1997 and 1996. In addition, the Company invested proceeds from short-term borrowings at a higher after-tax rate than the after-tax borrowing rate. However, the increase was partially offset by lower yields on the reinvestment of proceeds from maturities and redemptions of $249 million during 1997 and 1996 of higher yielding debt securities. The level of interest rates available in the marketplace has been lower than the average yield on the Company's debt securities portfolio and on securities that are being redeemed. Therefore, the growth of investment income is expected to be highly dependent on an increase in investment assets resulting from the addition of new cash generated from the Company's operations.

     During 1997, the equity portfolio experienced an increase in net unrealized gains, before-tax, of $40 million, which represented approximately 60% of the statutory surplus growth for 1997. At year-end 1997, the equity portfolio represented 13% of the Company's total investments compared to 7% at December 31, 1994. That growth, for the most part, reflected the extraordinary rise in the U.S. equities markets from 1994 to 1997, coupled with additional equity securities purchased by the Company.

     The Company will continue to follow the investment philosophy that has historically proven successful. The strategy will be to continue to purchase debt securities in sectors that represent the most attractive relative value considering the Company's Federal income tax position and, over time, increase equity holdings.

     Managing the Company's investment risk by adhering to these strategies is intended to protect the interests of its stockholders as well as those of its policyholders and, at the same time, enhance the Company's financial strength and underwriting capacity.

BAR GRAPH
---------------------------------------
Total Assets
($ in billions)

$1.7    $1.9    $2.1    $2.2    $2.3
1993    1994    1995    1996    1997
---------------------------------------


BAR GRAPH
---------------------------------------
Investment Assets
($ in billions)

$1.2    $1.3     $1.6    $1.6    $1.7
1993    1994     1995    1996     1997
---------------------------------------

BAR GRAPH
---------------------------------------------------------
Net Investment Income Earned
($ in millions)

Year               1993    1994    1995    1996    1997

Dollar Amount      $77     $81     $92     $97     $101
After-tax yield      5.1     5.1%    5.0%    4.7%    4.6%
Before-tax yield     6.8%    6.5%    6.4%    6.1%    6.0%
---------------------------------------------------------



                                 Page 19

PAGE

Ten-Year Financial Highlights
------------------------------

(number of weighted average shares       1997      1996      1995      1994
and dollars in thousands, except per
share data)

Net premiums written 1,2        $     717,618   692,239   757,021   697,941
Net premiums earned 2                 676,268   694,947   742,817   680,270

Net investment income earned 3        100,530    96,952    91,640    80,657

Net realized gains 3                    6,021     2,786       900     4,230

Total revenues                        788,381   798,972   839,098   768,330

GAAP Underwriting loss 4,5,6,7         (1,783)  (20,027)  (16,725)  (34,466)

Operating income 8                     65,694    53,740    52,457    35,526

Net income 8,9                         69,608    55,551    53,042    38,276

Total assets 10                     2,306,191 2,189,737 2,119,804 1,870,718

Debt outstanding                       96,559   103,769   111,292   111,378

Stockholders' equity                  565,316   474,299   436,749   329,164

Statutory premiums to surplus ratio 11  1.5:1     1.7:1     2.1:1     2.4:1

Statutory combined ratio 11             100.1%    102.9     101.6     104.3

GAAP combined ratio                     100.3%    102.9     102.3     105.1

Yield on investment, before-tax           6.0%      6.1       6.4       6.5

Debt to capitalization                   14.6%     18.0      20.3      25.3

Return on average equity                 13.4%     12.2      13.9      11.7

Per share data:
Operating income:
Basic 10                           $     2.27      1.86      1.84      1.28
Diluted 10                               2.15      1.77      1.79      1.20

Net income:
Basic 9,10                               2.41      1.92      1.86      1.38
Diluted 9,10                             2.27      1.83      1.81      1.29

Dividends to stockholders 10             0.56      0.56      0.56      0.56

Stockholders' equity 10                 19.32     16.31     15.17     11.62

Price range of common stock:
High 10                                28 3/8    19 3/8   19 3/16   15 3/8
Low  10                                18 5/16   15 1/2   12 1/4    11 1/2
Close 10                               27        19       17 3/4    12 5/8

Other:
Number of weighted average shares:
Basic 10                               28,909    28,860    28,481    27,759
Diluted 10                             30,925    30,360    29,846    29,356

                                     Page 20
----------------------------------------------------------------------------
PAGE

Ten-Year Financial Highlights
------------------------------

(number of weighted average shares       1993      1992      1991      1990
and dollars in thousands, except per
share data)

Net premiums written 1,2        $     607,462   560,360   500,283   482,735
Net premiums earned 2                 594,919   539,792   503,726   470,681

Net investment income earned 3         77,326    73,516    68,501    64,508

Net realized gains 3                    4,528     3,943     3,580     9,888

Total revenues                        679,598   619,565   577,920   547,169

GAAP underwriting loss 4,5,6,7        (53,985)  (41,674)  (38,067)  (38,444)

Operating income 8                     19,735    24,845    24,429    24,491

Net income 8,9                         22,678    53,915    27,293    32,402

Total assets 10                     1,725,736 1,639,033 1,321,120 1,240,916

Debt outstanding                       61,291    63,681    14,470    15,173

Stockholders' equity                  322,807   311,705   269,998   248,274

Statutory premiums to surplus ratio 11  2.6:1     2.5:1     2.5:1     2.7:1

Statutory combined ratio 11             108.5%    107.9     107.6     108.0

GAAP combined ratio                     109.1%    107.7     107.6     108.2

Yield on investment, before-tax           6.8%      7.2       7.6       7.5

Debt to capitalization                   16.0%     17.0       5.1       5.8

Return on average equity                  7.1%     18.5      10.5      13.5

Per share data:
Operating income:
Basic 10                           $     0.73      0.93      0.93      0.94
Diluted 10                               0.71      0.92      0.91      0.88

Net income:
Basic 9,10                               0.83      2.02      1.03      1.25
Diluted 9,10                             0.81      1.93      1.01      1.16

Dividends to stockholders 10             0.56      0.55      0.52      0.51

Stockholders' equity 10                 11.74     11.60     10.17      9.46
Price range of common stock:
High 10                                15 1/2    11 3/4     9        10 1/8
Low  10                                10 1/4     8         6 1/2     6 1/4
Close 10                               15 1/4    11         8 3/8     6 5/8

Other:
Number of weighted average shares:
Basic 10                               27,271    26,690    26,388    25,942
Diluted 10                             29,133    28,869    28,502    28,222

-----------------------------------------------------------------------------

Ten-Year Financial Highlights
------------------------------

(number of weighted average shares       1989      1988
and dollars in thousands, except per
share data)

Net premiums written 1,2        $     462,615   440,715
Net premiums earned 2                 449,950   425,809

Net investment income earned 3         59,831    52,800

Net realized gains 3                    2,557     1,232

Total revenues                        516,061   481,693

GAAP underwriting loss 4,5,6,7        (14,736)   (4,818)

Operating income 8                     38,520    40,488

Net income 8,9                         40,566    41,511

Total assets 10                     1,190,183 1,055,135

Debt outstanding                       35,755    23,836

Stockholders' equity                  230,434   213,686

Statutory premiums to surplus ratio 11  2.6:1     2.6:1

Statutory combined ratio 11             103.4%    101.1

GAAP combined ratio                     103.3%    101.1

Yield on investment, before-tax           7.5%      7.6

Debt to capitalization                   13.4%     10.0

Return on average equity                 18.3%     21.1

Per share data:
Operating income:
Basic 10                           $     1.45      1.50
Diluted 10                               1.37      1.39


Net income:
Basic 9,10                               1.53      1.54
Diluted 9,10                             1.43      1.43

Dividends to stockholders 10              .46       .40

Stockholders' equity 10                  9.18      7.86

Price range of common stock:
High 10                                 10      8 13/16
Low 10                                  7 1/4   6  7/16
Close 10                                9 1/2   7 11/16

Other:
Number of weighted average shares:
Basic 10                               26,580     27,039
Diluted 10                             29,806     30,413


  1.  Net premiums written in 1997 were increased by approximately
$36 million due to a conversion of New Jersey personal automobile policies from six-month to annual terms. This conversion had no effect on net premiums earned. See Financial Review for a more detailed discussion.

  2. Net premiums written and earned for 1993 were reduced by $41 million and $26 million, respectively, for premiums ceded to the New Jersey Homeowners Quota Share Reinsurance Program and increased by $42 million and $39 million, respectively, from business written by Niagara Exchange Corporation. Net premiums written and earned for 1991 were increased by $11 million due to an adjustment from the New Jersey Unsatisfied Claim and Judgment Fund ("UCJF"). Net premiums written and earned for 1995 were increased by $10 million reflecting a lower UCJF assessment - See Financial Review for a more detailed discussion.

  3. Net investment income and net realized gains are presented before the effects of Federal income taxes.

  4. The 1993 underwriting loss included a $9 million restructuring charge for the cost of the early retirement program, along with severance benefits provided to terminated employees.

  5.  The 1996, 1995, 1994, 1993, 1992, 1991 and 1990 underwriting losses included taxes and assessments imposed as a result of the Fair Automobile Insurance Reform Act adopted in New Jersey in the amounts of $2 million, $7 million, $7 million, $6 million, $13 million, $12 million and $10 million, respectively.

  6. The 1993, 1992 and 1991 underwriting losses included assessments from the Market Transition Facility of New Jersey in the amount of $12 million, $8 million and $11 million, respectively.

  7. The 1991 underwriting loss included a $10 million increase in the involuntary loss from business assigned to the Company from the National Workers' Compensation Reinsurance Pool.

  8. Operating income and net income for 1991, 1990, 1989, and 1988 included permanent tax benefits of $1 million, $3 million, $1 million, and $2 million, respectively, resulting from the fresh start deductions for loss reserve discounting under the Tax Reform Act of 1986 and salvage and subrogation recoverable under the Budget Reconciliation Act of 1990.

  9. Net income for 1992 increased by $26 million due to the adoption of two accounting policies, Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FASB 109"), and a change in the method of deferring policy acquisition costs. FASB 109 increased net income by $20 million ($0.76 per basic share and $0.70 per diluted share) and the change in deferred policy acquisition costs increased net income by $6 million ($.23 per basic share and $.21 per diluted share).

  10. Certain amounts in prior years have been adjusted to conform with the 1997 presentation and the Company's 2 for 1 common stock split declared October 28, 1997 and effective December 1,1997.

  11. Calculated on the basis of industry standards (statutory basis) prescribed by the National Association of Insurance Commissioners, which standards differ from generally accepted accounting principles.

PAGE

FINANCIAL REVIEW
----------------
Results of operations
---------------------
Comparison of 1997 to 1996
--------------------------

Financial Highlights
(dollars in thousands)
----------------------
                                                                Better
                                        1997         1996      (Worse)
                                        ----         ----       ------
Net premiums written                $ 717,618       692,239       4%
Net premiums written per employee 1 $     454           433       5%
Operating income                    $  65,694        53,740      22%
Statutory combined ratio                100.1%        102.9    (2.8)points
Return on average equity                 13.4%         12.2     1.2points

1 Includes employee count for property and casualty insurance operations only.


Revenues
--------
     Net premiums written for 1997 increased by 4%, or $25 million, compared to 1996. The conversion of New Jersey personal automobile policies from six-month to annual terms (the "Conversion") increased 1997 net premiums written by approximately $36 million, while 1996 net premiums written included a one-time adjustment of $8 million reflecting the Company's buy out of certain reinsurance arrangements (the "Reinsurance Buy Out"). Excluding the effects of the Conversion and the Reinsurance Buy Out, net premiums written for 1997 decreased by about $3 million. The decline in net premiums written occurred primarily due to decreases in the personal lines and public entities Strategic Business Units ("SBUs"). The lower levels of 1997 and 1996 net premiums written (excluding the Conversion, which had no effect on net premiums earned) resulted in a modest decrease in 1997 total net premiums earned of 3%, or $19 million, compared to 1996.

     During 1997, the Company generated approximately $156 million of net premiums written attributable to new business, after deducting reinsurance costs of $7 million, a 55% increase over 1996. Most of the new business growth was attributable to the Company's field underwriting activities and an increase in the number of agency management specialists ("AMSs") to more than 60 by year-end 1997. The AMS is the key contact between the independent agent and Selective, and focuses on the business and expertise of the agencies.

     The personal lines SBU 1997 net premiums written, excluding the effect of the Conversion, decreased 4%, or $8 million, compared to 1996. This decrease reflected a reduction in the number of policies in-force in the personal automobile insurance line of approximately 5%, or 5,300 policies, partially offset by $2 million generated from a 1996 rate increase in New Jersey personal automobile insurance.

     Excluding the Reinsurance Buy Out, the commercial SBUs net premiums written increased 1%, or $5 million, compared to 1996. This increase included $132 million of net premiums written attributable to new business, after deducting reinsurance costs of approximately $6 million, which was primarily offset by: (i) lower premium volume of approximately $21 million due to agency terminations; (ii) a reduction in existing business (renewal retention) attributable to a highly competitive commercial lines marketplace as well as nonrenewals resulting from the Company's reunderwriting (reevaluating) of certain business classes and/or accounts; (iii) workers' compensation rate decreases, which lowered net premiums written by approximately $18 million; and (iv) lower net premiums written in the public entities SBU, primarily due to a shift in business to the alternative markets.

     The significant growth in new business resulted in the Company generating an increase in most of the commercial SBUs' net premiums written. However, the public entities SBU net premiums written were down $23 million in 1997, primarily due to the trend towards self-insurance and other alternative risk sharing mechanisms.

     Alternative markets, such as self-insurance mechanisms, have become more prevalent in the industry and reduce the demand for traditional insurance, but create opportunities to offer services for a fee to self-insured entities. Because of the trend towards self-insurance, the Company organized Selective Technical Administrative Resources, Inc. in 1993, a part of the Selective Risk Managers SBU, to provide third-party administrative services for public entities that self-insure and use other means of alternative insurance. The services provided include, but are not limited to: claims administration, loss control, risk management and reinsurance.

Bar Graph
-----------------------------------------
Net Premiums Written
($ in millions)

$608     $698     $757     $692     $718
 1993     1994     1995     1996     1997
------------------------------------------

PAGE

 In 1998, net premiums written are expected to be adversely affected by the following factors: (i) a reduction in renewal premiums due to agency terminations; (ii) rate reductions and credits mainly in the commercial SBUs due to competition and improving loss trends; and (iii) a reduction in some existing business due to the current competitive conditions, reevaluation of certain underwriting risks, and other factors. The Company anticipates these decreases will be offset by the continued growth in new business due to: (i) an increase in AMS staffing; (ii) midwestern expansion; (iii) introduction of personal lines products in five states; and (iv) continued penetration into new and existing independent agency books of business and territories.

     Net investment income earned for 1997, before tax, increased 4%, or $4 million, over 1996. The increase was mainly due to the income generated from investments acquired with cash provided by the Company's operating activities during 1997 and 1996, and the investment of proceeds from short-term borrowings during 1997. The Company was able to invest the proceeds from the short-term borrowings at a higher after-tax rate than the after-tax borrowing rate. The growth in investment income was partially offset by lower yields on amounts made available for reinvestment by redemptions and maturities of $249 million of higher yielding debt securities during 1997 and 1996. The Company's overall after-tax investment yield was 4.6% in 1997, down slightly from 4.7% in 1996. The level of interest rates available in the marketplace for new or reinvested cash has been lower than both the average yield on the debt securities portfolio and the securities that are being redeemed. Therefore, the growth of investment income will continue to be highly dependent on new cash generated from the Company's operations.

Expenses
--------
     The ratio of losses and loss expenses incurred to net premiums earned was 68.2% in 1997, a 3.1 point decrease from the ratio of 71.3% in 1996. The decrease in the 1997 loss and loss expense ratio was primarily attributable to the absence of weather-related catastrophe claims in 1997. During 1996, the Company incurred $18 million of losses, net of $7 million of reinsurance, from weather-related catastrophe claims, which increased the loss and loss expense ratio for 1996 by 2.7 points and primarily impacted the personal lines, mercantile and service, public entities, and habitational and recreational SBUs. Absent weather-related catastrophe claims, the loss and loss expense ratio improved slightly over 1996, reflecting favorable loss experience in most of the commercial SBUs, modestly offset by a higher personal lines SBU ratio.

     For 1997, the loss and loss expense ratio for the commercial SBUs decreased 3.9 points, to 66.8%, compared to 70.7% for 1996. Absent the effects of the 1996 weather-related claims of 3.0 points, the commercial SBUs 1997 loss and loss expense ratio improved 0.9 points with the most notable improvements in the mercantile and service, habitational and recreational, and bonds SBUs. These improvements were in most business classes and commercial lines of insurance in these SBUs.

     Workers' compensation continued its favorable trend in most of the commercial SBUs, primarily due to reduced frequency and severity of claims. These results were attributable to: (i) reduced health care costs for workers' compensation (approximately $11 million) due to managed care; (ii) programs which permit injured employees to return to work earlier in alternative job categories; (iii) fee schedules which limit the amount that health care providers can charge; (iv) loss control programs which promote workplace safety; and (v) various favorable legislative reforms.

     The improvements were partially offset by unfavorable results in the commercial automobile line of insurance in most of the SBUs. The adverse results in this line were due to frequency and severity of claims in 1997 and an increase in prior years' estimated ultimate loss costs due to higher than expected paid and incurred loss experience. The commercial automobile line of insurance remains a concern in 1998 for all SBUs writing this line. An effort is under way to improve the commercial automobile results, including pricing analysis, reunderwriting and increased loss control.

     In anticipation of the continued growth of managed care medical cost containment and other medical claims services, the Company acquired the assets of Alta Services ("Alta") in the fourth quarter of 1997. Alta is a managed care company that does not bear underwriting risks and provides a wide range of medical claims handling services to the insurance industry. For the past several years, Alta has provided services to Selective for the Company's managed care program. The managed care program reduced workers' compensation and automobile medical bill costs by $11 million and $5 million, respectively. With the addition of Alta, the Company is in the position of giving customers access to quality medical and rehabilitation services, while enhancing claims management through in-house managed care expertise.

     The personal lines SBU loss and loss expense ratio of 71.3% for 1997 increased slightly, or 0.6 points, compared to 70.7% for 1996 (excluding the effects of weather-

Bar Graph
--------------------------------------
Statutory Loss and Loss Expense Ratio

71.8%   71.7%   71.2%   71.3%   68.2%
1993    1994    1995    1996    1997
--------------------------------------
related catastrophe claims which added 1.9 points to the 1996 ratio). The homeowners line of insurance improved due to rate increases and lower reinsurance costs. In addition, New Jersey personal automobile results continued to be favorable and generated a loss and loss expense ratio of 73.1% for 1997 and 73.3% in 1996.

     There is an excess profits law in New Jersey, which sets a maximum profit level on personal automobile insurance. Under New Jersey regulations, an insurer's excess profits earned on direct insurance written in New Jersey on private passenger automobiles, as determined pursuant to an actuarial formula set forth in applicable regulations ("NJ Excess Profits"), are subject to refund or credit to policyholders. A NJ Excess Profits calculation must be made by an insurer for this purpose and submitted to the New Jersey Department of Banking and Insurance each year for the three-year period including the year for which the calculation is done and the two calendar years immediately preceding such year.

     If the Company's current profitability continues in its New Jersey personal automobile business, it may be possible that the Company will incur an excess profit premium refund obligation. The Company has considered the potential effect of such excess profits in establishing its reserves.

     During 1997, the Governor of New Jersey signed into law an automobile insurance reform bill. This legislation: (i) eliminates automatic approval of annual cost-of-living premium increases in favor of "expedited rate filings" of 3% or less, which do not require prior approval from the insurance commissioner; (ii) prohibits insurers from non-renewing good drivers (defined as "no more than one at fault accident or four insurance point moving violations within a five-year period"); and (iii) eliminates the bad driver surcharge system in favor of a tier rating system.

     In January 1998, a legislative Joint Committee of the New Jersey Senate and Assembly on Automotive Insurance Reform was empaneled to review several issues including: (i) reduction of policy limits to reduce premium cost; (ii) review of risk classification and rating; and (iii) reduction in fraud. The Company cannot presently predict the form or timing of any initiatives which will result from the committee deliberations, nor can the Company estimate the financial impact, if any, that such initiatives may have on the Company and its operations.

     Policy acquisition costs expressed as a percentage of net premiums earned for 1997 were 31.3%, up from 30.7% in 1996. The increase reflected record profit sharing incentives for both agents and employees for the exceptional 1997 performance, partially offset by reinsurance profit sharing commission benefits to the Company due to improved reinsurance results in 1997. The net impact of these profit sharing arrangements increased the ratio by 0.4 points. In addition, the 1997 total dollar amount of labor costs (excluding employee incentive compensation awards) and other operating costs grew modestly, and when compared to the lower levels of 1997 net premiums earned, increased the ratio by 0.8 points. These increases were partially offset by a decrease of 0.5 points due mainly to the elimination of the New Jersey Fair Automobile Insurance Reform Act ("FAIRA") assessments and fewer assignments of high operating expense assigned risk business.

     Productivity, as measured by net premiums written per employee, in 1997 was $454,000, up from $433,000 in 1996. However, excluding the effects of the Conversion in 1997, the net premiums written per employee was $431,000, down slightly from 1996. The decrease was due to the lower levels of net premiums written.

     Total Federal income tax expense in 1997 was $21 million (an effective tax rate of 23.5%), a $7 million increase compared to $14 million (an effective tax rate of 19.6%) in 1996. The effective tax rate for 1997 was higher than 1996 primarily due to the tax benefits from the higher level of 1996 underwriting losses due to the weather-related claims. The Company's effective tax rate differs from the Federal corporate rate of 35% primarily as a result of tax-exempt investment income.

Income
------
     For the third consecutive year, operating income (income excluding net realized gains, net of tax effect) reached an all-time high, increasing by 22% to $66 million in 1997, or $2.15 per diluted share, compared to $54 million, or $1.77 per diluted share, in 1996. The Company recognized net realized gains (net of tax effect) for 1997 of $4 million, or $.12 per diluted share compared to $2 million, or $.06 per diluted share, in 1996. Net income for 1997 increased 25% to $70 million, or $2.27 per diluted share, from $56 million, or $1.83 per diluted share, in 1996. Operating and net income for 1996 included weather-related losses, net of tax, of $12 million, or $0.39 per diluted share.

Bar Graph
--------------------------------------
Statutory Underwriting Expense Ratio

35.5%   31.6%   29.4%   30.8%   31.2%
1993    1994    1995    1996    1997
--------------------------------------

Bar Graph
--------------------------------------
Net Premiums Written Per Employee *
($ in thousands)

$317   $386   $458   $433   $454
 1993   1994   1995   1996   1997
--------------------------------------
* Includes employee count for property and casualty insurance operations only.

PAGE



Results of operations
---------------------
Comparison of 1996 to 1995
--------------------------

-----------------------------------------------------------------------------
Financial Highlights
(dollars in thousands)
----------------------                                          Annual
                                                               Increase
                                     1996          1995       (Decrease)
                                  --------------------------------------
Net premiums written              $ 692,239       757,021         (9) %
Net premiums written per employee1$     433           458         (5) %
Operating income                  $  53,740        52,457          2  %
Statutory combined ratio              102.9%        101.6       (1.3)points
Return on average equity               12.2%         13.9       (1.7)points

1 includes employee count for property and casualty insurance operation only.


Revenues

     Net premiums written for 1996 decreased by 9%, or $65 million, compared to 1995. Most of the premium decline occurred in the SBUs writing commercial insurance, where net premiums written were down 11%, or $60 million. In addition, the personal lines SBU net premiums written were down 2%, or $5 million. The lower net premiums written resulted in a decline in total net premiums earned of 6%, or $48 million, in 1996 over 1995.

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

     Most commercial lines SBUs experienced lower net premiums written for 1996, primarily due to: (i) higher premiums recorded in 1995 as a result of the reduction in a premium processing backlog of approximately $25 million;
(ii) lower premium volume of approximately $20 million due to agency terminations; (iii) a reduction in existing business (renewal retention) attributable to a highly competitive commercial lines marketplace as well as nonrenewals resulting from the Company's reunderwriting (reevaluating) of certain business classes and/or accounts; (iv) workers' compensation rate decreases, which lowered premiums written by $8 million; and (v) a trend towards self-insurance mechanisms and other alternative markets, particularly in the public entities SBU, which reduced net premiums written by approximately $5 million.

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

     Partially offsetting the reduction in net premiums written in 1996 was new business net premiums written aggregating approximately $85 million written by the commercial lines SBUs and the Company's revision of certain reinsurance programs. The program revisions reduced ceded premiums and increased net premiums written by $19 million (including a one-time adjustment of $8 million, due to the Reinsurance Buy Out).

     Net investment income earned for 1996 increased 6%, or $5 million, over 1995. The increase was mainly due to the income generated from investments acquired with cash provided by operating activities during 1996 and 1995. The growth in investment income was partially offset by redemptions and maturities of higher yielding debt securities of $229 million during 1996 and 1995, reinvested at lower fixed income yields available in the marketplace. These factors, together with the effect of the increase in fair value of available-for-sale securities recognized during 1995, reduced the Company's overall after-tax investment yield to 4.7% in 1996, down from 5.0% in 1995.

Expenses
--------
     The ratio of losses and loss expenses incurred to net premiums earned remained consistent at slightly above 71% in 1996 and 1995. During 1996, the Company incurred $18 million of losses, net of $7 million of reinsurance, from weather-related catastrophe claims, which increased the loss and loss expense ratio for 1996 by 2.7 points. Absent weather-related catastrophe claims, this ratio improved over 1995, reflecting favorable loss experience in the workers' compensation line of insurance which lowered the overall loss and loss expense ratio by approximately 2 points. The improved workers' compensation results reflected the positive loss trends of reduced frequency and severity of claims attributable to: (i) reduced health care costs due to managed care (approximately $3 million); (ii) programs which permit injured employees to return to work earlier in alternative job categories; (iii) fee schedules

PAGE

which limit the amount that health care providers can charge; (iv) loss control programs which promote workplace safety; and (v) various favorable legislative reforms. The favorable workers' compensation results were experienced throughout most of the commercial lines SBUs.

     The personal lines SBU loss and loss expenses for 1996, excluding weather-related catastrophe claims, improved slightly as a result of better loss experience in the homeowners line of insurance due to rate increases and lower reinsurance costs, as well as the continued favorable New Jersey automobile business results. New Jersey personal automobile generated a loss and loss expense ratio of 73.3%.

     Policy acquisition costs expressed as a percentage of net premiums earned for 1996 were 30.7%, up from 29.9% in 1995. The ratio reflected an approximate 1 point increase due to the relationship of labor costs and other operating expenses expressed as a percentage of net premiums earned, partially offset by lower premium taxes and assessments, principally the $5 million reduction in the FAIRA assessment in 1996. While the total dollar amount of labor costs and other operating costs remained relatively stable, the lower levels of premiums earned significantly impacted this ratio.

     Productivity in 1996, as measured by net premiums written per employee, was $433,000, down from $458,000 in 1995. The decrease was due to the lowerlevels of net premiums written, as described above.

     Total Federal income tax expense in 1996 was $14 million (an effective tax rate of 19.6%) and $12 million (an effective tax rate of 18.3%) in 1995. The Company's effective tax rate differs from the Federal corporate rate of 35% primarily as a result of the tax-exempt investment income.

Income
------
     Operating income (income excluding net realized gains, net of tax effect), increased 2% to $54 million in 1996, or $1.77 per diluted share, compared to $52 million, or $1.79 per diluted share in 1995. The Company recognized net realized gains (net of tax effect) for 1996 of $2 million, or $.06 per diluted share, compared to $1 million, or $.02 per diluted share, in 1995. Net income for 1996 increased 5% to $56 million, or $1.83 per diluted share, from $53 million, or $1.81 per diluted share, in 1995.

Federal income taxes
--------------------
     The Company's total net deferred tax asset amounted to $6 million at December 31, 1997, compared to $31 million at 1996. The deferred tax asset at year-end 1997 reflected, for the most part, the required discounting of loss and loss expense reserves for tax purposes that began in 1987 and the ability to deduct only 80% of the net unearned premium reserve, offset by the deferred tax liabilities on unrealized gains on securities, available-for-sale. The decrease in the deferred tax asset of $25 million from December 31, 1996, reflected the deferred tax liability associated with the increase in unrealized gains recorded on securities, available-for-sale.

     The Company had taxable income and pretax financial statement income for the periods indicated as follows:
------------------------------------------------------
(in millions)                1997      1996      1995
------------------------------------------------------

Current taxable
   income                   $51.7      27.7      48.0
Pretax financial
   statement income         $91.0      69.1      64.9

     As of December 31, 1997, the Company can fully realize the deferred tax asset in the available tax loss carry-back years. Based on the Company's historical levels of current taxable income and pretax financial statement income, the Company believes that it is more likely than not that the existing net deductible temporary differences will reverse during periods in which the Company will generate net taxable income. However, there can be no assurance that the Company will generate any earnings or any specific level of earnings in future years.


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

     The Parent's cash requirements principally include: (i) dividends to stockholders; (ii) interest payments on its outstanding debt; (iii) annual principal payments of $7 million on the $50 million 7.84% Senior Notes, due November 15, 2002 ("7.84% Senior Notes"); and (iv) general corporate expenses. As of December 31, 1997, these cash requirements, net of applicable income taxes, aggregated approximately $32 million annually (assuming the current dividend level). However, the Parent acquires cash as a result of Federal tax benefits paid to it by its subsidiaries, and receives cash from the sale of its common stock under various stock plans and the dividend reinvestment program, and from investment income, all of which reduce the need for subsidiary dividends by approximately $7 million annually to $25 million.

     Based upon the 1997 statutory financial statements, the insurance subsidiaries are able to pay the Parent, in 1998, ordinary dividends in the aggregate amount of $62 million. There can be no assurance that the insurance subsidiaries will be able to pay dividends to the Parent in the future in an amount sufficient to enable the Parent to meet its liquidity requirements. For additional information regarding regulatory limitations on the payment of dividends by the insurance subsidiaries to the Parent and amounts available for the payment of such dividends, see note 12 to the consolidated financial statements.

     Dividends to stockholders are declared and paid at the discretion of the Parent's Board of Directors (the "Board") based upon the Company's operating results, financial condition, capital requirements, contractual restrictions and other relevant

PAGE

factors. The Parent has paid regular quarterly cash dividends to its stockholders for 69 consecutive years and plans to continue to pay quarterly cash dividends. For information regarding restrictions on the Parent's ability to pay dividends to its stockholders, see note 7(b) to the consolidated financial statements.

     The Parent's cash requirements also include the cost of any shares of common stock repurchased under its common stock repurchase program. On July 29, 1996, the Board authorized management to repurchase up to two million shares of Selective common stock. The stock may be repurchased from time to time in the open market or in privately negotiated transactions. The determination to make such purchases is made based on market conditions, available cash and alternative investment opportunities. As of December 31, 1997, the Parent had purchased a total of 593,000 shares at a total cost of $13 million under the program.

     Cash provided by operating activities amounted to $51 million, $90 million and $177 million in 1997, 1996 and 1995, respectively. The decreasing trend in cash provided by operating activities from 1995 to 1997 principally reflects the receipt of $32 million and $43 million less in cash received from premiums in 1997 and 1996, respectively. In addition, loss and loss expenses paid increased $10 million in 1997 compared to 1996, and increased $40 million (including $16 million of loss and loss expense payments due to the weather-related catastrophe claims) for 1996 compared to 1995. Loss and loss expenses paid have been affected by the faster rate at which outstanding claims are processed due, in part, to the placement of claims management specialists ("CMSs") in the field and improved litigation management. These factors have resulted in a modest acceleration of claim and claim expense payments with a corresponding reduction in outstanding claim counts.

Bar Graph
----------------------------------------
Operating Cash Flow
($ in millions)

$78      $120    $177     $90      $51
 1993     1994    1995     1996     1997
----------------------------------------

Since cash inflow from premiums is received in advance of required cash outflow to settle claims, the Company accumulates funds which it then invests, and investments represented 75% of the Company's total assets as of December 31, 1997. Cash outflow requirements can be unpredictable due to uncertainties regarding settlement dates for unpaid claims and the potential for large and/or catastrophic losses occurring either individually or in the aggregate. The Company maintains reinsurance programs to ensure the availability of funds and to protect the Company against unusually serious occurrences or catastrophes in which a number of claims could produce an extraordinary aggregate loss. In addition, the Company's investment program is structured with staggered maturities so that liquidation of debt securities, available-for-sale should not be necessary in the ordinary course of business.

     Effective January 1, 1998, the Company revised its property catastrophe program and its New Jersey Homeowners Quota Share Program ("Homeowners Quota Share Program"). The revised program provides protection against higher levels of catastrophe losses at a lower cost when compared with the 1997 program. The new catastrophe program is in four layers and covers: (i) 95% of losses in excess of $10 million up to $55 million; (ii) 50% of losses in excess of $55 million up to $85 million; and (iii) 95% of losses in excess of $85 million up to $150 million in two layers. In addition, the Homeowners Quota Share Program was reduced from 85% to 75%, and all homeowners liability premium has been removed from this program. The provisional commission received from the reinsurers has been increased from 38.5% to 45%, and the occurrence limit has been removed completely. The Company believes that the 1998 property catastrophe program, coupled with the Homeowners Quota Share Program, provides adequate protection for the Company if catastrophe losses were to occur. The Company expects its 1998 costs for both the catastrophe and Homeowner Quota Share programs to be reduced by approximately $2 million compared to 1997.

     Total assets at December 31, 1997, were $2.3 billion, representing an increase of $116 million, or 5%, from December 31, 1996. The growth in total assets was primarily due to an increase in total investments of $102 million. The growth in the Company's investment portfolio reflected the cash provided by operating activities of $51 million and a $56 million increase in the net unrealized gains on available-for-sale securities. In addition, the impact of the Conversion increased premiums receivable by approximately $36 million and increased deferred acquisition costs (policy acquisition costs which are deferred and amortized over the life of the policy period) associated with the Conversion by approximately $8 million.

     Partially offsetting these increases was a decrease of $25 million in the deferred Federal income tax asset, primarily due to the increase in net unrealized gains on the available-for-sale securities and the decrease in reinsurance recoverable on unpaid losses and loss expenses of $26 million, principally due to the settlement in 1997 of the higher level of flood claims from the 1996 weather-related storms. The flood risk is ceded 100% to the National Flood Insurance Program. Therefore, the Company is a service provider and not an underwriter of this type of insurance and bears no risk of policyholder loss.

Bar Graph
-------------------------------------
Stockholders' Equity Per Share

$11.74  $11.62  $15.17  $16.31  $19.32
 1993    1994    1995    1996    1997
-------------------------------------

PAGE

 The rise in total liabilities of $25 million, or 1%, from December 31, 1996, to December 31, 1997, was primarily attributable to borrowings of $17 million on the lines of credit which the Company had outstanding at December 31, 1997. Unearned premiums increased by $42 million, due primarily to the effects of the Conversion. These increases were partially offset by a $29 million decrease in gross loss and loss expense reserves attributed to: (i) 1996 flood claims ($11 million) settled in 1997; (ii) a higher level of claims settled due to CMS deployment and improved litigation management; and
(iii) reduced overall exposures reflecting a lower level of net premiums earned in 1996 and 1997. In addition, there was a $7 million decrease in notes payable as a result of a principal payment on the 7.84% Senior Notes.

     The Company, like all users of automated information systems, is addressing the potential "Year 2000" issues that could affect a wide variety of its automated information systems, such as mainframe applications, personal computers and communications systems. In 1996, the Company completed an impact analysis and began to convert or modify its applications in 1997. While recognizing that some uncertainty exists, the Company anticipates that its automated information systems will be "Year 2000" compliant by mid-to-late 1998.

     In addition to the potential impact on the Company's own automated information systems, the Company has conducted an external awareness campaign with vendors, agents and others with whom the Company does business. The Company's independent agency force has been consulted on the importance of this issue, and the Company is currently working with its agents to determine their needs, as well as their level of preparedness. At the same time, software vendors are being monitored to ensure "Year 2000" tracking and compliance, while contingency plans are being developed for noncompliance in conjunction with the Company's deadlines.

     Currently, the Company believes most significant "Year 2000" insurance claims are likely to occur in the information technology business sector, and under the error and omissions ("E&O") insurance coverages and directors and officers liability ("D&O") insurance coverages. The Company does not actively participate in these markets, nor does it actively write E&O and D&O coverage types. However, the Company anticipates that there may be "Year 2000" claims by its insureds resulting from malfunctioning technology, which cannot be quantified at this time.

     The Company does not presently anticipate that costs incurred for the "Year 2000" will be significant or that "Year 2000" issues will have a material impact on its results of operations or financial condition.

Insurance regulation
--------------------
     The Company is subject to regulation under applicable insurance statutes, including insurance holding company statutes, of the various states in which the Company operates. Insurance regulation is intended to provide solvency and other safeguards for policyholders rather than to protect stockholders of insurance companies or insurance holding companies. Insurance laws of the various states provide regulatory agencies with broad administrative powers, including the power to grant or revoke licenses to transact insurance business, and to regulate trade practices, investments, premium rates, the deposit of securities, the form and content of financial statements, insurance policies, accounting practices, the maintenance of specified reserves and capital, the payment of dividends, and establish maximum levels of profits or returns for a line of insurance.

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

     When a claim is reported to an insurance subsidiary, its claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the type of losses. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims person. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims personnel based on sub-

----------------------------------------------------------------------------
Roll-forward Of Reserves For Losses
And Loss Expenses
(in thousands)
----------------------------------------------------------------------------

                                            1997         1996         1995
Net reserves for losses and loss expenses
  at beginning of year                  $1,039,585      998,683     887,854
Provision for losses and loss expenses
  for claims occurring in the current year 471,506 504,843 516,219 Increase (decrease) in estimated losses and loss expenses for claims
  occurring in prior years                 (10,124)      (9,178)     12,682
                                         ---------    ---------   ---------
                                         1,500,967    1,494,348   1,416,755
                                         ---------    ---------   ---------
Net losses and loss expenses paid
  for claims occurring during:
Current year                               160,410      174,398     158,692
Prior years                                303,585      280,365     259,380
                                         ---------    ---------   ---------
                                           463,995      454,763     418,072
                                         ---------    ---------   ---------
Net reserves for losses and loss expenses
  at end of year                         1,036,972    1,039,585     998,683
Reinsurance recoverable on unpaid losses
  and loss expenses at end of year         124,197      150,208     121,369
                                         ---------    ---------   ---------
Gross reserves for losses and loss
  expenses at end of year              $ 1,161,169    1,189,793   1,120,052
                                         =========    =========   =========

PAGE

sequent developments and periodic reviews of the cases.

     In accordance with industry practice, the Company maintains, in addition to case reserves, estimates of reserves for losses and loss expenses incurred but not yet reported ("IBNR"). The Company projects its estimate of ultimate losses and loss expenses at each reporting date. The difference between (i) projected ultimate loss and loss expense reserves and (ii) case loss reserves and loss expense reserves thereon is carried as the IBNR reserve. (See note 1(j) and note 15 to the consolidated financial statements for a discussion of assumptions used in establishing IBNR reserves.)

     By using both estimates of reported claims and IBNR determined using generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. The ultimate actual liability may be higher or lower than reserves established. The Company does not discount to present value that portion of its loss and loss expense reserves expected to be paid in future periods. However, the loss reserves include anticipated recoveries from salvage and subrogation.

     Reserves are reviewed for adequacy on a periodic basis. When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial

---------------------------------------------------------------------------
Analysis Of Net Loss And
Loss Expense Development
(in millions)
---------------------------------------------------------------------------
                                     1987     1986     1989     1990
Gross reserves for unpaid
  losses and loss expenses
  at December 31                    $475.3    534.5    622.8    669.2

Reinsurance recoverable
  on unpaid losses
  and loss expenses
  at December 31                    $(85.3)   (80.2)  (100.5)   (87.0)

Net reserves for unpaid
  losses and loss expenses
  at December 31                    $390.0    454.3    522.3    582.2

Net reserves estimated as of:
One year later                       388.7    446.8    523.8    585.7
Two years later                      382.8    445.3    528.2    583.1
Three years later                    382.4    448.1    523.8    577.0
Four years later                     389.1    447.0    520.3    581.2
Five years later                     390.5    443.5    523.7    583.6
Six years later                      389.3    447.2    529.7    582.8
Seven years later                    392.3    454.7    530.0    585.7
Eight years later                    399.7    457.3    531.4
Nine years later                     403.2    458.5
Ten years later                      403.3
Cumulative redundancy
  (deficiency)                      $(13.3)    (4.2)    (9.1)    (3.5)
                                     =====    =====    =====    =====
Cumulative amount of
  net reserves paid
  through:
One year later                      $131.3    135.0    158.2    174.5
Two years later                      203.0    222.4    264.5    288.1
Three years later                    254.0    285.4    335.8    371.7
Four years later                     288.4    322.7    385.8    422.5
Five years later                     307.8    350.7    413.7    452.0
Six years later                      322.6    366.3    430.0    472.8
Seven years later                    330.8    376.6    443.5    487.0
Eight years later                    337.6    387.2    452.6
Nine years later                     345.5    394.2
Ten years later                      351.3
--------------------------------------------------------------------------
Analysis Of Net Loss And
Loss Expense Development
(in millions)
--------------------------------------------------------------------------
                                     1991     1992     1993     1994
Gross reserves for unpaid
  losses and loss
  expenses at
  December 31                     $ 731.5    870.2    917.7    999.4

Reinsurance recoverable
  on unpaid losses
  and loss expenses at
  December 31                     $ (91.9)  (132.6)  (114.0)  (111.5)

Net reserves for unpaid
  losses and loss
  expenses at
  December 31                     $ 639.6    737.6    803.7    887.9

Net reserves estimated as of:
One year later                      634.3    734.8    801.0    900.6
Two years later                     626.3    732.5    790.0    899.5
Three years later                   626.5    718.7    788.5    894.9
Four years later                    626.8    716.5    782.9
Five years later                    625.3    717.3
Six years later                     627.1
Seven years later
Eight years later
Nine years later
Ten years later
Cumulative redundancy
  (deficiency)                  $    12.5     20.3     20.8     (7.0)
                                    ======   =====    =====     =====
Cumulative amount of
  net reserves paid
  through:
One year later                  $   183.7    219.5    224.6    259.4
Two years later                     308.8    352.3    382.3    443.4
Three years later                   391.3    451.4    497.7    573.7
Four years later                    447.7    517.2    567.4
Five years later                    481.4    556.3
Six years later                     502.6
Seven years later
Eight years later
Nine years later
Ten years later
--------------------------------------------------------------------------
Analysis Of Net Loss And
Loss Expense Development
(in millions)
--------------------------------------------------------------------------
                                     1995       1996       1997
Gross reserves for unpaid
  losses and loss
  expenses at
  December 31                     $1,120.1    1,189.8    1,161.2

Reinsurance recoverable
  on unpaid losses
  and loss expenses at
  December 31                     $ (121.4)    (150.2)    (124.2)

Net reserves for unpaid
  losses and loss
  expenses at
  December 31                    $   998.7    1,039.6    1,037.0

Net reserves estimated as of:
One year later                       989.5    1,029.5
Two years later                      977.6
Three years later
Four years later
Five years later
Six years later
Seven years later
Eight years later
Nine years later
Ten years later
Cumulative redundancy
  (deficiency)                    $   21.1       10.1
                                      ====       ====
Cumulative amount of
  net reserves paid
  through:
One year later                    $  280.4      303.6
Two years later                      481.6
Three years later
Four years later
Five years later
Six years later
Seven years later
Eight years later
Nine years later
Ten years later

PAGE

decisions, legal developments in the imposition of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors.

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

     After taking into account all relevant factors, the Company believes that the provision for losses and loss expenses at December 31, 1997, is adequate to provide for the ultimate net costs of claims incurred as of that date. Establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company receives an actuarial opinion as to the adequacy of its reserves from its Vice President and Actuary but does not receive an independent actuarial opinion as to such reserves.

     The table on page 28 is a roll-forward of the Company's reserves for losses and loss expenses and the effects on income for the years 1995 through 1997. The roll-forward shows a reserve decrease, or redundancy, of $10 million in 1997 and $9 million in 1996; and a reserve increase, or deficiency, of $13 million in 1995.

     The $10 million and $9 million redundancies experienced in 1997 and 1996, respectively, were principally due to a $13 million and a $9 million redundancy in the workers' compensation line for those respective periods. These redundancies included reserve reductions of approximately $4 million and $11 million in the National Workers' Compensation Reinsurance Pool business ("NCCI"), respectively. Effective January 1, 1995, Selective withdrew from the New Jersey NCCI and chose to accept direct assignments of involuntary workers' compensation coverage in an effort to reduce processing costs and improve the loss experience of this business through better loss control, managed care and risk management. In addition, during 1997 the voluntary business and direct assignments of the workers' compensation line of insurance included reserve reductions of approximately $9 million. During 1997 and 1996, incurred loss estimates for workers' compensation (including
NCCI) decreased due to greater than anticipated savings from the use of managed care and various favorable legislative reforms. The 1997 workers' compensation redundancy was partially offset by a $7 million reserve deficiency in commercial automobile due to higher than expected paid and incurred loss and loss expenses.

     The table on page 29 represents the development of balance sheet net reserves for 1987 through 1997. The top three lines of the table reconcile gross Generally Accepted Accounting Principles ("GAAP") reserves to net GAAP reserves for unpaid losses and loss expenses recorded at the balance sheet date for each of the indicated years. The upper portion of the table shows the re-estimated amount of the previously recorded net reserves based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years.

     The "cumulative redundancy (deficiency)" represents the aggregate change in the estimates over all prior years. For example, the 1991 reserve developed a $13 million redundancy over the course of the succeeding six years. That amount has been included in income over the past six years.

     The lower section of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. For example, as of December 31, 1997, the Company paid $453 million of the currently estimated $531 million of losses and loss expenses that were incurred through the end of 1989; thus, the difference, an estimated $78 million of losses and loss expenses incurred through 1989, remained unpaid as of December 31, 1997.

     In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy to losses settled in 1997, but incurred in 1994, will be included in the cumulative redundancy (deficiency) amounts in 1994, 1995 and 1996. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.

PAGE


Environmental reserves
---------------------
     Reserves established for liability insurance continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries have contained a more expansive exclusion for losses related to environmental claims. The Company's asbestos and non-asbestos environmental claims have arisen primarily from exposures in municipal government, small commercial risks and homeowners policies.

     "Asbestos claims" means those claims presented to the Company in which bodily injury is alleged to have occurred as a result of exposure to asbestos and/or asbestos-containing products. During the past two decades, the insurance industry has witnessed the emergence and development of an increasing number of asbestos claims. Over this time period, the various issues concerning coverage and the industry's obligations under its policies have largely been resolved, thus permitting the Company to reserve with a higher degree of certainty. At December 31, 1997, asbestos claims constituted 84% of the Company's total outstanding environmental claims. Although individual asbestos claims constitute a large percentage of the total number of the Company's environmental claims, the net case reserves constitute 5% of the total net reserves for environmental claims at December 31, 1997.

     "Non-asbestos claims" means all pollution and environmental claims alleging bodily injury or property damage presented, or expected to be presented, to the Company other than asbestos. These claims include landfills, leaking underground storage tanks, oil spills, air pollution, lead poisoning and general contamination. In past years, landfill claims have accounted for a significant portion of the Company's environmental claims unit's litigation costs.

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

     At December 31, 1997, the Company's reserves for environmental claims amounted to $55 million on a gross basis and $49 million net of reinsurance (net basis). The Company's case reserves for known environmental claims, excluding IBNR, were $26 million on a gross basis and $22 million on a net basis, in connection with 2,060 claims, including multiple claimants who are associated with the same site or incident. These claims involved about 1,845 lawsuits. Of the 2,060 total outstanding environmental claims, 1,723 claims are asbestos related, of which 1,557 arise from only two insureds. One such insured manufactured asbestos-containing products, while the other supplied asbestos-containing products. The reserve associated with these two insureds amounted to $5 million on a gross basis and $1 million on a net basis.

     About 130 of the non-asbestos claims involve approximately 30 landfills. The landfill sites account for approximately $11 million on a gross basis and net basis. The remaining claims, which represent about $10 million both on a gross basis and net basis, involve leaking underground storage tanks, and air pollution, as well as other asbestos claims. Litigation costs associated with environmental claims have been significant, particularly for landfill claims.

     As of December 31, 1997, the Company's total IBNR reserves for environmental exposures was $29 million on a gross basis and $27 million on a net basis. There are significant uncertainties in estimating the Company's exposure to environmental IBNR claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues on which courts have reached different and sometimes inconsistent conclusions. The standards for establishing appropriate environmental IBNR reserves are still developing.

     The table on page 32 provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon. The Company's total environmental claims gross incurred losses and loss expenses for 1997 decreased by $19 million when compared to 1996. The decrease was primarily due an increase in IBNR of $12 million in the 1996 gross incurred losses and loss expenses. In addition, the Company successfully resolved several significant environmental claims during 1997 which reduced the potential liabilities for environmental claims by $7 million on a gross basis and $1 million, net of reinsurance. These claims included an insured owner/operator of a landfill site which was

Environmental Claims Activity
-----------------------------

                                                  1997      1996      1995
Asbestos Related Claims (1)                      -----     -----     -----
--------------------------
Claims at beginning of year                      1,715     1,449     1,252
Claims received during year                        323       360       250
Claims closed during year                         (315)      (94)      (53)
                                                 -----     -----     -----
Claims at end of year                            1,723     1,715     1,449
                                                 =====     =====     =====


Average net loss settlement on closed claims    $  526       717       102


Non-Asbestos Related Claims (1)
-------------------------------
Claims at beginning of year                        306       306       274
Claims received during year                        232       238       271
Claims closed during year                         (201)     (238)     (239)
                                                 -----      ----      ----
Claims at end of year                              337       306       306
                                                 =====      ====      ====

Average net loss settlement on closed claims   $19,855     9,331     7,769

(1) The number of environmental claims presented in the tables includes all multiple claimants who are associated with the same site or incident.

PAGE



remediated pursuant to the New Jersey Spill Act, several significant leaking underground storage tank claims and an insured owner of a manufacturing facility which required remediation.

     The Company's total environmental claims gross incurred losses and loss expenses for 1996 increased by $9 million when compared to 1995. This increase was due to several factors including a $12 million increase in IBNR. In 1996, the Company was able to achieve a greater quantification of potential liabilities and actuarial modeling to project future ultimate settlement costs and related IBNR amounts. In 1996, the Company successfully concluded several significant claims, which reduced the Company's non-asbestos environmental gross incurred loss and loss expense reserves by approximately $1 million. These claims included an insured dry cleaning company alleged to have contributed to contamination at a Superfund site, an insured who owned and operated a landfill site listed on the Federal Government's National Priorities List, and a carbon monoxide death claim. After reinsurance, total incurred losses and loss expenses for 1996 environmental claims amounted to $2 million.

     At December 31, 1997, the Company established a range of reasonably possible losses for known environmental exposures of approximately $8 million to $36 million on a gross basis, and $7 million to $30 million, on a net basis. At December 31, 1997, the Company's total reserves for environmental exposures amounted to $55 million, on a gross basis, (including IBNR reserves of $29 million) and $49 million, on a net basis, (including IBNR reserves of $27 million). In addition, the Company has established a range of reasonably possible IBNR losses for non-environmental net claims at December 31, 1997, of approximately $428 million to $528 million and at December 31, 1996, of approximately $422 million to $524 million. For each major product line of business, incurred and/or paid loss and loss expense projections were calculated using standard actuarial techniques on both an optimistic and pessimistic basis to construct an IBNR range for that product line. The overall range for non-environmental IBNR was selected based on statistical combinations of the ranges of the individual product lines. The Company's net IBNR reserves for non-environmental claims were $502 million and $496 million at December 31, 1997, and 1996, respectively.

     Based on the Company's aggregate reserve for net losses and loss expenses at December 31, 1997, the Company does not expect that liabilities associated with environmental and nonenvironmental claims will have a materially adverse impact on its future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues and the significant assumptions used in estimating environmental claims, actual results could significantly differ from the Company's current estimates.

     For additional information on environmental reserves, see note 15 to the consolidated financial statements.

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

     The Company considers inflationary trends in estimating its reserves for claims reported and for incurred but not reported claims. The Company believes that its policy of timely recording and settling of claims has helped it to lessen the potential effect that inflation can have on claims which remain open for several years.

---------------------------------------------------------------------------
Roll-forward of Environmental Incurred Losses and Loss Expenses
(in thousands)
---------------------------------------------------------------------------
                                                                 1997
                                                                 ----
Asbestos                                                    Gross      Net
--------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year  $  9,982     5,873
Incurred losses and loss expenses                          (1,449)   (1,233)
Less losses and loss expenses paid                           (256)     (256)
                                                             -----     -----
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year           8,277     4,384
                                                            =====     =====
Non-Asbestos
------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    53,421    44,530
Incurred losses and loss expenses                            (887)    5,238
Less losses and loss expenses paid                         (6,076)   (4,917)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year          46,458    44,851
                                                           ======    ======
Total Environmental Claims
--------------------------
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year    63,403    50,403
Incurred losses and loss expenses                          (2,336)    4,005
Less losses and loss expenses paid                         (6,332)   (5,173)
                                                           ------    ------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year       $  54,735    49,235
                                                           ======    ======

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
                                                           ======    ======

PAGE



INDEPENDENT AUDITORS REPORT
---------------------------
The Board of Directors and Stockholders
Selective Insurance Group, Inc.
---------------------------------------

     We have audited the accompanying consolidated balance sheets of Selective Insurance Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selective Insurance Group, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/S/ KPMG Peat Marwick LLP

New York, New York
January 22, 1998

PAGE

CONSOLIDATED BALANCE SHEETS
---------------------------
December 31,                                              1997       1996
(dollars in thousands)
----------------------------------------------------------------------------

ASSETS
------
Investments:
-----------
Debt securities, held-to-maturity at amortized cost
  (fair value: $426,251-1997; $445,273-1996)        $   410,169    432,792
Debt securities, available-for-sale at fair value
  (amortized cost: $1,009,060-1997; $965,965-1996)    1,044,390    985,372
Equity securities, available-for-sale at fair value
  (cost: $120,602-1997; $99,383-1996)                   222,273    161,096
Short-term investments
  (at cost which approximates fair value)                28,781     33,924
Other investments at fair value
  (at cost which approximates fair value)                20,077     10,530
                                                      ---------    -------
Total investments                                     1,725,690  1,623,714
Cash                                                      5,017      6,098
Interest and dividends due or accrued                    23,474     24,167
Premiums and other receivables, net of allowance
  for uncollectible accounts of:
  $3,056-1997; $3,302-1996                              196,786    152,008
Reinsurance recoverable on paid losses
  and loss expenses                                      11,088      7,863
Reinsurance recoverable on unpaid losses
  and loss expenses                                     124,197    150,208
Prepaid reinsurance premiums                             31,189     30,813
Deferred Federal income tax                               6,489     30,771
Real estate, furniture and equipment at cost, net of
  accumulated depreciation of:
  $39,053-1997; $38,527-1996                             45,465     48,993
Deferred policy acquisition costs                        98,110     83,150
Excess of cost over fair value of net assets acquired,
  net of accumulated amortization of:
  $3,686-1997; $3,068-1996                               17,337      9,894
Other assets                                             21,349     22,058
                                                      ---------  ---------
Total assets                                         $2,306,191  2,189,737
                                                      =========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
-----------
Reserve for losses                                   $  984,393  1,015,601
Reserve for loss expenses                               176,776    174,192
Unearned premiums                                       373,766    332,040
Convertible subordinated debentures                       6,845      6,912
Short-term debt                                          17,400         -
Notes payable                                            89,714     96,857
Current Federal income tax                                1,747      3,729
Other liabilities                                        90,234     86,107
                                                      ---------  ---------
Total liabilities                                     1,740,875  1,715,438
                                                      ---------  ---------

Stockholders' Equity:
--------------------
Common stock of $2 par value per share:
Authorized shares: 180,000,000
  Issued: 36,363,856-1997; 35,822,174-1996               72,728     71,644
Additional paid-in capital                               30,450     18,060
Net unrealized gains on securities, available-for-sale,
  net of deferred income tax effect                      89,051     52,728
Retained earnings                                       439,811    386,601
Treasury stock at cost
  (shares: 7,097,462-1997; 6,733,262-1996)              (59,785)   (50,680)
Deferred compensation expense and notes receivable
  from stock sales                                       (6,939)    (4,054)
                                                      ---------  ---------
Total stockholders' equity                              565,316    474,299
Commitments and contingencies (notes 8 and 15)        ---------   --------
Total liabilities and stockholders' equity           $2,306,191  2,189,737
                                                      =========  =========
  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------

Year ended December 31,                           1997      1996     1995
(in thousands, except per share data)
----------------------------------------------------------------------------
Revenues:
--------
Net premiums written                          $ 717,618   692,239   757,021
Net decrease (increase) in unearned
  premiums and prepaid reinsurance premiums     (41,350)    2,708   (14,204)
                                                -------   -------   -------
Net premiums earned                             676,268   694,947   742,817
Net investment income earned                    100,530    96,952    91,640
Net realized gains                                6,021     2,786       900
Other income                                      5,562     4,287     3,741
                                                -------   -------   -------
Total revenues                                  788,381   798,972   839,098
                                                -------   -------   -------
Expenses:
--------
Losses incurred                                 383,996   420,943   448,291
Loss expenses incurred                           77,386    74,722    80,610
Policy acquisition costs                        211,494   213,372   222,418
Dividends to policyholders                        4,855     5,035     7,530
Interest expense                                  9,592     9,185     9,296
Other expenses                                   10,038     6,626     6,055
                                                -------   -------   -------
Total expenses                                  697,361   729,883   774,200
                                                -------   -------   -------
Income before Federal income tax                 91,020    69,089    64,898
                                                -------   -------   -------
Federal income tax expense (benefit):
------------------------------------
Current                                          16,688     9,947    16,736
Deferred                                          4,724     3,591   (4,880)
                                                -------   -------   -------
Total Federal income tax expense                 21,412    13,538    11,856
                                                -------   -------   -------
Net income                                    $  69,608    55,551    53,042
                                                =======   =======   =======
Earnings per share:
------------------
Basic                                         $    2.41      1.92     1.86
Diluted                                       $    2.27      1.83     1.81

  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
----------------------------------------------

Year ended December 31,                           1997      1996      1995
(dollars in thousands, except per share amounts)
-----------------------------------------------------------------------------
Common stock:
------------
Beginning of year                             $  71,644    70,588    69,624
Dividend reinvestment plan
  (shares: 49,206-1997; 68,104-1996;
  73,256-1995)                                       98       136       146
Convertible subordinated debentures
  (shares: 9,448-1997; 53,632-1996;
  12,130-1995)                                       19       108        24
Stock purchase and compensation plans
  (shares: 483,028-1997; 406,082-1996;
  396,718-1995)                                     967       812       794
                                                -------   -------   -------
End of year                                      72,728    71,644    70,588
                                                -------   -------   -------
Additional paid-in capital:
--------------------------
Beginning of year                                18,060    10,777     4,553
Dividend reinvestment plan                        1,033     1,011     1,018
Convertible subordinated debentures                  48       272        60
Stock purchase and compensation plans            11,309     6,000     5,146
                                                -------   -------   -------
End of year                                      30,450    18,060    10,777
                                                -------   -------   -------
Net unrealized gains (losses) on securities,
  available-for-sale, net of deferred income
  tax effect:
--------------------------------------------
Beginning of year                                52,728    56,740    (8,149)
Increase in net unrealized gains on securities,
  available-for-sale due to reclassification
  in 1995 net of deferred income tax effect           -        -     12,896
Increase (decrease) in net unrealized gains on
  securities, available-for-sale, net of
  deferred income tax effect                     36,323    (4,012)   51,993
                                                -------   -------   -------
End of year                                      89,051    52,728    56,740
                                                -------   -------   -------

Retained earnings:
-----------------

Beginning of year                               386,601   347,318   310,272
Net income                                       69,608    55,551    53,042
Cash dividends to stockholders
  ($.56 per share)                             (16,398)  (16,268)  (15,996)
                                                -------   -------   -------
End of year                                     439,811   386,601   347,318
                                                -------   -------   -------
Treasury stock:
--------------
Beginning of year                               (50,680)  (46,429)  (46,144)
Acquisition of treasury stock
  (shares: 364,200-1997; 238,884-1996;
  18,742-1995)                                   (9,105)   (4,251)     (285)
                                                -------   -------   -------
End of year                                     (59,785)  (50,680)  (46,429)
                                                -------   -------   -------
Deferred compensation expense and notes
  receivable from stock sales:
---------------------------------------
Beginning of year                                (4,054)   (2,245)     (992)
Deferred compensation expense                    (6,016)   (2,984)   (1,753)
Amounts received on notes and amortization of
  deferred compensation expense                   3,131     1,175       500
                                                -------   -------   -------
End of year                                      (6,939)   (4,054)   (2,245)
                                                -------   -------   -------

Total stockholders' equity
  (per share: $19.32 1997; $16.31 1996;
  $15.17 1995)                                 $565,316   474,299   436,749
                                                =======   =======   =======



  The Company also has authorized, but not issued, 5,000,000 shares of preferred stock without par value of which 300,000 shares have been designated Series A junior preferred stock without par value.

  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
Year ended December 31,                         1997      1996      1995
(in thousands)
----------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------
Net income                                   $  69,608    55,551    53,042
                                                ------    ------    ------

Adjustments to reconcile net income to
  net cash provided by operating activities:
--------------------------------------------
Decrease (increase) in reserves for losses and loss
  expenses, net of reinsurance recoverable
  on unpaid losses and loss expenses            (2,613)   40,902   110,829
Net increase (decrease) in unearned premiums
  and prepaid reinsurance premiums              41,350    (2,708)   14,204
Increase (decrease) in net Federal income tax    2,743     5,327    (6,914)
Depreciation and amortization                    8,143     5,950     5,939
Increase (decrease) in premiums and other
  receivables                                  (44,778)   13,186    (8,856)
Increase in deferred policy acquisition costs  (14,960)     (950)   (1,200)
Decrease (increase) in interest and dividends
  due or accrued                                   693      (548)   (1,798)
(Increase) decrease in reinsurance recoverable
  on paid losses and loss expenses              (3,225)   (2,694)    1,020
Net realized gains                              (6,021)   (2,786)     (900)
Other net                                           (9)  (21,004)   12,037
                                                ------    ------    ------
Net adjustments                                (18,677)   34,675   124,361
                                                ------   -------    ------
Net cash provided by operating activities       50,931    90,226   177,403
                                                ------   -------   -------

INVESTING ACTIVITIES
--------------------
Purchase of debt securities, held-to-maturity (41,409) (65,277) (168,414) Purchase of debt securities,
  available-for-sale                          (148,492) (173,506)  (99,104)
Purchase of equity securities,
  available-for-sale                           (33,275)  (30,931)  (26,374)
Purchase of other investments                  (17,681)      -          -
Sale of debt securities, held-to-maturity          -         -       2,000
Sale of debt securities, available-for-sale     54,107    49,626    25,467
Redemption and maturities of debt securities,
  held-to-maturity                              63,979    72,111    64,457
Redemption and maturities of debt securities,
  available-for-sale                            51,768    61,215    31,490
Sale of equity securities, available-for-sale   19,734    10,917    26,950
Proceeds from other investments                  1,205       191        65
Increase (decrease) in net payable from security
  transactions                                   4,553    (1,377)     (744)
Net additions to real estate, furniture
  and equipment                                 (4,055)   (4,588)   (2,969)
                                               -------   -------   -------
Net cash used in investing activities          (49,566)  (81,619) (147,176)
                                               -------   -------   -------

FINANCING ACTIVITIES
--------------------
Dividends to stockholders                      (16,398)  (16,268)  (15,996)
Acquisition of treasury stock                   (9,105)   (4,251)     (285)
Principal payment of notes payable              (7,143)   (7,143)       -
Proceeds from short-term debt                   17,400        -         -
Net proceeds from issuance
  of common stock                               13,407     7,959     7,104
Increase in deferred compensation expense
  and amounts received on notes receivable
  from stock sale                               (5,750)   (2,915)   (1,686)
                                               -------   -------   -------
Net cash used in financing activities           (7,589)  (22,618)  (10,863)
                                               -------   -------   -------
Net (decrease) increase in short-term
  investments and cash                          (6,224) (14,011)    19,364
Short-term investments and cash
  at beginning of year                          40,022    54,033    34,669
                                               -------   -------   -------
Short-term investments and cash
  at end of year                             $  33,798    40,022    54,033
                                               =======   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
-------------------------------------
Cash paid during the year for:
-----------------------------
Interest                                      $  9,224     9,597     9,156
Federal income tax                              18,669     8,211    18,769

Supplemental schedule of noncash  investing
  and financing activities:
-------------------------------------------
Conversion of convertible subordinated
  debentures                                        67       380        84
Reclassification from debt securities, held-to-maturity
  to debt securities, available-for-sale at
  amortized cost                                   -          -    351,352


  See accompanying notes to consolidated financial statements.

PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
December 31, 1997, 1996, 1995


NOTE 1  Summary of Significant Accounting Policies
--------------------------------------------------

(a) Consolidation Policy
    The consolidated financial statements include the accounts of Selective Insurance Group, Inc. ("Selective") and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

(b) Adoption of Accounting Policies
    In 1997, the Company adopted the following accounting policies:

   (1) The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("FASB 129"). FASB 129 incorporates required disclosures about capital structure that had already been included in a number of previously existing separate statements and opinions.

   (2) The Company adopted the FASB Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FASB 128"). FASB 128 supersedes Accounting Principles Board Opinion No. 15 ("APB 15"), and specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock (i.e. securities such as options, warrants, convertible securities or contingent stock agreements). FASB 128 replaced the calculation of primary and fully diluted earnings per share under APB 15, with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share, which gives effect to all dilutive potential common stock, is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and restated to conform to FASB 128 requirements.

(c) Investments
    Debt securities, held-to-maturity are carried at amortized cost because management has the ability and intent to hold such securities until maturity. Securities, available-for-sale are carried at fair value. Fair values are based on quoted market prices, if available, or from independent pricing services. Net unrealized gains and losses on debt securities, held-to-maturity are not reflected in consolidated net income or stockholders' equity. Net unrealized gains and losses on securities, available-for-sale, net of deferred income tax effect, are not reflected in consolidated net income, but are included as a separate component of stockholders' equity. No material investments of the Company were non-income producing for the years ended December 31, 1997 and 1996.

    Realized gains and losses are determined on the basis of the cost of specific investments sold and are credited or charged to income. However, when a decline in fair value of these investments is considered to be other than temporary, such investments are written down to their net realizable value.

    In November 1995, a Special Report was issued from the FASB allowing a transfer of securities between investment categories. During the fourth quarter of 1995, the Company transferred certain securities, held-to-maturity with an amortized cost of $351,352,000 to the securities, available-for-sale category to provide greater portfolio management flexibility. The transfer of securities resulted in an unrealized gain, net of deferred income tax effect, of $12,896,000.

(d) Reinsurance
    The Company records its ceded reinsurance transactions on a gross basis on the balance sheet which results in reinsurance recoverables on unpaid losses and loss expenses and ceded unearned premiums (prepaid reinsurance). The Company also discloses reinsurance amounts for ceded premiums written and earned and ceded loss and loss expenses incurred.

(e) Stock-Based Compensation
    The Company adopted the FASB Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FASB 123") effective January 1, 1996. FASB 123 establishes financial accounting and reporting standards for stock-based compensation plans which include requirements for the computing of "fair value" for stock options at date of grant using a mathematical model and expensing the charges over the related service period based on this calculated value. As permitted by FASB 123, the Company will continue to use the accounting method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the Company's compensation cost is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. For stock appreciation rights ("SARs"), and certain restricted stock, additional compensation expense is recognized based on the increases or decreases in the fair value of the Company's common stock. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FASB 123, had been applied.

(f) Real Estate, Furniture and Equipment
    The value of real estate, furniture and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years for financial statement purposes and the straight-line method and various accelerated methods for Federal income tax purposes.

(g) Deferred Policy Acquisition Costs
    Policy acquisition costs are directly related to the writing of an insurance policy and consist primarily of commissions, labor costs, state premium taxes and assessments and other direct underwriting expenses. These costs are deferred and amortized over the life of the policies as premiums are earned in order to

PAGE

facilitate a matching of revenues and expenses. The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss adjustment expenses, policyholder dividends and other expenses for maintenance of policies in force. The investment yields assumed for each reporting period, which are based upon the Company's actual average investment yield, before-tax, were 6.0%, 6.1% and 6.4% for 1997, 1996 and 1995, respectively.

(h) Goodwill
    Goodwill from the excess of the cost over the fair market value of the net assets of acquired companies is being amortized using the straight-line method over periods ranging from nine to forty years.

    On November 14, 1997, the Company acquired the net assets of MCSI/MRSI, in a newly formed subsidiary, Alta Services LLC, a non-risk bearing managed care company. The total purchase price was approximately $8,291,000, with the possibility of up to $10,000,000 of additional purchase price if certain growth and profitability objectives are achieved over the next five years. The purchase price included approximately $8,060,000 of goodwill, which is being amortized over nine years.

    The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. No impairment losses have been recognized in any of the periods presented.

(i) Use of Estimates
    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(j) Reserves for Losses and Loss Expenses
    When a claim is reported to an insurance subsidiary, its claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the type of loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims personnel. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims office based on subsequent developments and periodic reviews of the cases.

    In accordance with industry practice, the Company also maintains reserves for estimated losses and loss expenses incurred but not yet reported ("IBNR"). The Company projects its estimate of ultimate losses and loss expenses at each reporting date. The difference between projected ultimate loss and loss expense reserves and case reserves and loss expense reserves thereon is carried as an IBNR reserve.

    The internal assumptions considered by the Company in the estimation of the IBNR amounts for both environmental and non-environmental reserves at the Company's reporting dates are based on: (i) an analysis of both paid and incurred loss and loss expense development trends; (ii) an analysis of both paid and incurred claim count development trends; (iii) the exposure estimates for reported claims; (iv) recent development on exposure estimates with respect to individual large claims and the aggregate of all claims; (v) the rate at which new environmental claims are being reported; (vi) actuarial modeling of environ-mental claims; and (vii) patterns of events observed by claims personnel or reported to them by defense counsel. External factors identified by the Company in the estimation of IBNR for both environmental and non-environmental IBNR reserves include: legislative enactments, judicial decisions, legal developments in the determination of liability and the imposition of damages; and trends in general economic conditions, including the effects of inflation. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items as described above that are expected by management to affect the Company's reserves for losses and loss expenses over time.

    By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. The ultimate actual liability may be higher or lower than reserves established. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods, however, the loss reserves include anticipated recoveries for salvage and subrogation claims. Such salvage and subrogation amounted to $30,084,000 and $28,664,000 in 1997 and 1996, respectively.

    Reserves are reviewed for adequacy on a periodic basis. When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors. Based upon such reviews, the Company believes that the estimated reserves for losses and loss expenses are adequate to cover the ultimate cost of claims. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed.

(k) Premium Revenue
    Premiums written include direct writings plus reinsurance assumed and estimates of premiums earned but unbilled on the workers' compensation line of insurance less reinsurance ceded to other insurers.

PAGE

    Premiums written are recognized as revenue over the period that coverage is provided using the semi-monthly pro rata method. Unearned premiums and prepaid reinsurance premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.


(l) Federal Income Tax
    The Company uses the asset and liability method of accounting for income taxes. Deferred Federal income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of the Company's assets and liabilities, as well as tax on net unrealized gains or losses on securities, available-for-sale. A valuation allowance is established when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of enactment date.

(m) Statement of Cash Flows
    Short-term investments comprise highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase.

(n) Fair Values of Financial Instruments
    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   (1) Investment Securities: Fair values for debt securities, held-to-maturity are based on quoted market prices where available. For debt securities, held-to-maturity not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for debt securities, available-for-sale and equity securities, available-for-sale, which also represent the carrying amounts, are based on quoted market prices. Fair values for other investments are not material and are carried at either cost, or the equity method, which approximates fair value.

   (2) Indebtedness: The fair value of the Convertible Subordinated Debentures ("Debentures") is based on quoted market prices. The fair values of the 7.84% Senior Notes due November 15, 2002 ("7.84% Senior Notes") and the 8.77% Senior Notes due August 1, 2005 ("8.77% Senior Notes") were estimated using a cash flow analysis based upon Selective's current incremental borrowing rate for the remaining term of the loan.

(o) Stock Split
    All per share data presented has been adjusted for the 2 for 1 split of Selective's common stock declared October 28, 1997 and effective December 1, 1997. In addition, all other amounts presented have been adjusted, where applicable, to reflect the 2 for 1 stock split.


(p) Reclassifications
    Certain amounts in the Company's prior years' consolidated financial statements have been reclassified to conform with the 1997 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.


NOTE 2 Pending Accounting Pronouncements
----------------------------------------

     In February of 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FASB 132"). FASB 132 amends a number of previously existing separate statements and establishes disclosure requirements for pensions and other postretirement benefit plans. The adoption of FASB 132 requires only amended disclosures and will have no effect on the Company's results of operations or financial condition.

    In June of 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FASB 131"). FASB 131 establishes standards for the way that public business enterprises report information about operating segments in their annual financial statements. The adoption of FASB 131 will be effective for financial statements for periods beginning after December 15, 1997, and requires comparative information for prior periods to be restated. The adoption of FASB 131 requires only additional disclosures and will have no effect on the Company's results of operations or financial condition.

    In June of 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FASB 130"). FASB 130 establishes standards for reporting and display of comprehensive income and its components, (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The adoption of FASB 130 shall be effective for financial statements for periods beginning after December 15, 1997. FASB 130 requires only additional disclosures and will have no effect on the Company's results of operations or financial condition.

   December of 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-3 "Accounting by Insurance and Other Enterprises for Insurance-related Assessments" ("SOP 97-3"). SOP 97-3 establishes standards for accounting for guaranty-fund and certain other insurance related assessments. SOP 97-3 is effective for fiscal years beginning after December 15, 1998 and requires any impact of adoption to be reported as a change in accounting principle. The adoption of this statement is not expected to have a material effect on the Company's results of operations or financial condition.

   In June of 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("FASB 125"). FASB 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. In December of 1996, FASB subsequently issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB 125" ("FASB 127"), which defers certain requirements, including all applicable to the Company, of FASB 125 for one year. The adoption of FASB 125 shall be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, except for those requirements deferred in FASB 127. FASB 125 is not expected to have a material adverse effect on the Company's results of operations or financial condition.

PAGE

NOTE 3  Investments
-------------------


(a) The components of net investment income earned are as follows:

(in thousands)                        1997       1996       1995
-----------------------------------------------------------------
Debt securities                    $ 93,894     91,558     86,172
Equity securities                     5,002      3,168      2,629
Short-term investments                1,266      1,983      2,394
Other                                 1,702      1,501      1,659
                                     ------     ------     ------
                                    101,864     98,210     92,854
Investment expenses                  (1,334)    (1,258)    (1,214)
                                     ------     ------     ------
Net investment
    income earned                  $100,530     96,952     91,640
                                     ======     ======     ======

(b) Net unrealized gains on debt securities, held-to-maturity are as follows:

(in thousands)                        1997       1996       1995
----------------------------------------------------------------
Net unrealized gains                $16,082     12,481     20,859
Increase (decrease) in net           ======     ======     ======
    unrealized gains               $  3,601     (8,378)    21,389
                                     ======     ======     ======

(c) Gross and net unrealized gains (losses) on securities, available-for-sale are as follows:

(in thousands)                        1997       1996       1995
----------------------------------------------------------------
Debt securities:
Gains                               $36,126     23,877     46,948
Losses                                 (796)    (4,470)      (319)
                                     ------     ------     ------
                                     35,330     19,407     46,629
                                     ------     ------     ------
Equity securities:
Gains                               104,147     64,979     40,905
Losses                               (2,476)    (3,266)      (241)
                                     ------     ------     ------
                                    101,671     61,713     40,664
                                     ------     ------     ------
Net unrealized gains
    on available-for-sale
    securities                      137,001     81,120     87,293
Deferred income tax
    expense                         (47,950)   (28,392)   (30,553)
                                     ------     ------     ------
Net unrealized gains
    net of deferred income tax      $89,051     52,728     56,740
                                     ======     ======     ======
Increase (decrease) in net
    unrealized gains, net
    of deferred income tax         $ 36,323     (4,012)    64,889
                                     ======     ======     ======


(d) The amortized cost, estimated fair values and gross unrealized gains (losses) of debt securities, held-to-maturity at December 31, 1997 and 1996, respectively, are as follows:
                                                               Gross
                                         Amortized          Unrealized
                                            Cost               Gains
(in thousands)                         1997     1996        1997     1996
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $ 15,569   16,184         601      771
Obligations of states and
 political subdivisions             357,380  371,799      14,951   12,007
Mortgage-backed securities           37,220   44,809         729      614
Total debt securities,              -------  -------      ------   ------
  held-to-maturity                 $410,169  432,792      16,281   13,392
                                    =======  =======      ======   ======

---------------------------------------------------------------------------
                                          Gross
                                        Unrealized              Fair
                                          Losses                Value
(in thousands)                         1997     1996        1997     1996
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $    (35)    (100)     16,135    16,855
Obligations of states and
 political subdivisions                (149)    (657)    372,182   383,149
Mortgage-backed securities              (15)    (154)     37,934    45,269
Total debt securities,                -----     -----    -------   -------
  held-to-maturity                 $   (199)    (911)    426,251   445,273
                                      =====     =====    =======   =======

(e) The cost/amortized cost, estimated fair values and gross unrealized gains (losses) of securities, available-for-sale at December 31, 1997 and 1996, respectively, are as follows:
                                            Cost/              Gross
                                         Amortized          Unrealized
                                            Cost               Gains
(in thousands)                         1997     1996        1997     1996
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                        $  149,038   159,382       4,741    6,334
Obligations of states and
 political subdivisions             291,210   287,006      14,810    7,744
Corporate securities                489,329   430,387      14,948    8,820
Asset-backed securities              41,060    61,797         412      568
Mortgage-backed securities           38,423    27,393       1,215      411
                                    -------   -------      ------   ------
Debt securities,
 available-for-sale               1,009,060   965,965      36,126   23,877
Equity securities,
 available-for-sale                 120,602    99,383     104,147   64,979
Total securities,                 ---------   -------     -------   ------
 available-for-sale              $1,129,662 1,065,348     140,273   88,856
                                  ========= =========     =======   ======

---------------------------------------------------------------------------
                                           Gross
                                        Unrealized              Fair
                                          Losses                Value
(in thousands)                         1997     1996        1997     1996
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $    (43)    (471)     153,736   165,245
Obligations of states and
 political subdivisions                  -      (795)     306,020   293,955
Corporate securities                   (753)  (3,124)     503,524   436,083
Asset-backed securities                  -       (67)      41,472    62,298
Mortgage-backed securities               -       (13)      39,638    27,791
                                     ------    ------     -------   -------
Debt securities,
 availabe-for-sale                     (796)  (4,470)   1,044,390   985,372
Equity securities,
 available-for-sale                  (2,476)  (3,266)     222,273   161,096
Total securities,                     -----    ------   --------- ---------
 available-for-sale                $ (3,272)  (7,736)   1,266,663 1,146,468
                                      =====    ======   ========= =========

PAGE

(f) Realized gains (losses) are as follows:

(in thousands)                          1997      1996      1995
-----------------------------------------------------------------
Debt securities,
  held-to-maturity
Gains                               $   209         -        362
Losses                                   -          -        (98)
Debt securities,
  available-for-sale
Gains                                   272        845       544
Losses                                 (644)      (569)     (562)
Equity securities,
  available-for-sale
Gains                                 7,878      3,532     3,062
Losses                                 (199)    (1,022)   (2,408)
                                      -----      -----     -----

Net realized gains on
    investments                      $7,516      2,786       900
Real estate losses                   (1,495)        -        -
                                      -----      -----     -----
Net realized gains                   $6,021      2,786       900
                                      =====      =====     =====

  During 1995, the Company sold a debt security, held-to-maturity with a $2,000,000 carrying value due to the deterioration of the issuer's credit-worthiness. There was no gain or loss realized on the sale.


(g) The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity are shown below.
Mortgage-backed securities are included in the maturity tables using the estimated average life. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

  Listed below are debt securities, held-to-maturity:

                                           Amortized            Fair
(in thousands)                                Cost              Value
------------------------------------------------------------------------
Due in one year or less                 $    39,059             39,662
Due after one year through
  five years                                259,893            267,906
Due after five years through
  ten years                                 109,359            116,557
Due after ten years through
  fifteen years                               1,380              1,430
Due after fifteen years                         478                696
                                            -------            -------
Total debt securities,
  held-to-maturity                      $   410,169            426,251
                                            =======            =======


Listed below are debt securities, available-for-sale:

                                          Amortized              Fair
(in thousands)                               Cost               Value
--------------------------------------------------------------------------
Due in one year or less                 $    89,319             90,166
Due after one year through
  five years                                388,198            402,337
Due after five years through
  ten years                                 506,748            525,965
Due after ten years through
  fifteen years                              20,299             21,260
Due after fifteen years                       4,496              4,662
                                            -------            -------
Total debt securities,
  available-for-sale                    $ 1,009,060          1,044,390
                                          =========          =========

(h) Certain securities were on deposit with various state regulatory agencies to comply with insurance laws amounting to $12,965,000 and $12,870,000 as of December 31, 1997 and 1996, respectively.

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

  The Company reserves for any potential uncollectible premium amounts. The amounts charged to expense for uncollectible items were $2,331,000, $3,502,000 and $2,847,000 in 1997, 1996 and 1995, respectively.


NOTE 5  Policy Acquisition Costs
--------------------------------

  Changes in deferred policy acquisition costs and policy acquisition costs expensed are summarized as follows:

(in thousands)                        1997          1996          1995
------------------------------------------------------------------------
Deferred policy acquisition
    costs:
Deferred, January 1              $   83,150        82,200        81,000
                                    -------       -------       -------
Additions:
Commissions                         103,251        99,975       104,951
Labor costs                          42,250        39,633        37,559
Premium taxes and
    assessments                      14,528        13,527        20,084
Other                                28,247        27,491        25,120
                                    -------       -------       -------
Total additions                     188,276       180,626       187,714
                                    -------       -------       -------

Amortized to expense               (173,316)     (179,676)     (186,514)
                                    -------       -------       -------
Deferred, December 31            $   98,110        83,150        82,200
                                    =======       =======       =======

Policy acquisition costs:
Amortized to expense             $  173,316       179,676       186,514
Period costs                         38,178        33,696        35,904
                                    -------       -------       -------
Total policy
    acquisition costs            $  211,494       213,372       222,418
                                    =======       =======       =======

  The additions to premium taxes and assessments include $7,455,000 in 1995 imposed as a result of legislation adopted in New Jersey to fund the deficit of the New Jersey Automobile Full Insurance Underwriting Association. The amounts amortized to expense, related to the above legislation, were $1,987,000 and $7,382,000 in 1996 and 1995, respectively.

PAGE

NOTE 6  Federal Income Tax
--------------------------

(a) A reconciliation of Federal income tax on pretax earnings at the statutory corporate rate to the effective tax rate is as follows:

                                      1997         1996         1995
------------------------------------------------------------------------
Computed "expected" at
    statutory rate                    35.0%        35.0         35.0
Tax-exempt interest                  (10.9)       (15.3)       (17.6)
Dividends received
    deduction                         (1.5)        (1.0)         (.8)
Other                                   .9           .9          1.7
                                      ----         ----         ----
Effective tax rate                    23.5%        19.6         18.3
                                      ====         ====         ====


(b) The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

(in thousands)                                     1997          1996
------------------------------------------------------------------------

Deferred tax liabilities:
Deferred policy acquisition costs               $ 34,339        29,103
Unrealized gains on securities,
    available-for-sale                            47,950        28,392
Accelerated depreciation                           3,718         3,635
Other                                              5,601         4,729
                                                  ------        ------
Total deferred tax liabilities                    91,608        65,859
Deferred tax assets:
Net loss reserve discounting                      65,670        66,439
Net unearned premiums                             23,981        21,086
Self-insured employee benefit reserves             1,851         1,735
Pension                                            1,880         1,663
Other                                              5,265         6,257
                                                  ------        ------
Total deferred tax assets                         98,647        97,180
Valuation allowance recognized for
    deferred tax assets                              550           550
                                                  ------        ------

Net deferred tax assets                        $   6,489        30,771
                                                  ======        ======

  The Company has established a valuation allowance of $550,000 for the net operating losses, which were acquired with Niagara Exchange Corporation and are available under certain conditions for utilization through the year 2004. The Company has not recognized valuation allowances on other deferred tax assets as it believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. There was no change in the valuation allowance for the years ended December 31, 1997 and 1996.



NOTE 7  Indebtedness
--------------------

(a) Covertible Subordinated Debentures
    The Debentures were issued under an Indenture dated December 29, 1982, ("Indenture".) in the principal amount of $25,000,000. The Debentures bear interest at a rate of 8.75% per annum, which is payable on the unpaid principal semiannually on January 1 and July 1 in each year to holders of record at the close of business on the preceding December 15 and June 15. The Debentures are convertible into common stock at an effective conversion price of $7.08 per share. The principal amount of the Debentures, together with accrued interest, are due on January 1, 2008.

    The Indenture requires Selective to retire, through the operation of a mandatory sinking fund, 5% of the original $25,000,000 aggregate principal amount of the Debentures on January 1 of each of the years 1994 to and including 2007. Voluntary conversions have satisfied Selective's sinking fund obligations through the year 2007.

(b) Notes Payable
   (1) On August 12, 1994, the Company entered into a $54,000,000 note purchase agreement with various lenders covering the 8.77% Senior Notes.
The Company is required to pay $18,000,000 principal amount of the 8.77% Senior Notes in each year commencing on August 1, 2003 and ending on August 1, 2005, inclusive, together with interest accrued thereon to the date of payment. The unpaid principal amount of the 8.77% Senior Notes accrues interest and is payable semiannually on February 1 and August 1 of each year until payment in full of the principal amount.

   (2) On November 24, 1992, the Company entered into a $50,000,000 note purchase agreement with various lenders covering the 7.84% Senior Notes. The Company made its second required principal payment of the 7.84% Senior Notes for $7,143,000 on November 15, 1997. The Company will continue to make the required principal payments of $7,143,000 per annum, together with interest accrued thereon to the date of payment, until November 15, 2001, inclusive. The outstanding principal amount of the 7.84% Senior Notes remaining on November 15, 2002, together with interest accrued thereon, is due and payable on such date. The unpaid principal amount of the 7.84% Senior Notes accrues interest and is payable semiannually on May 15 and November 15 of each year until payment in full of the principal amount.

    Both note purchase agreements contain restrictive covenants common to such agreements that limit the Company's ability to declare dividends or incur additional indebtedness. At December 31, 1997, the amount available for dividends to stockholders under said restrictions was $158,933,000.

(c) Short-term Debt
    The Company had available revolving lines of credit amounting to $50,000,000 and $10,000,000 at December 31, 1997 and 1996, respectively.
At December 31, 1997, $17,400,000 was outstanding under these lines. Interest may be determined on a LIBOR, prime rate or money market rate basis at the Companys option. At December 31, 1997 there was approximately $195,600 in accrued interest relating to the outstanding balance and the weighted average interest rate on these borrowings was 6.1%.
At December 31, 1996 there was no outstanding balance or unpaid interest. The amount available under these agreements at December 31, 1997 and 1996, was $32,600,000 and $10,000,000, respectively.

PAGE

NOTE 8  Reinsurance
-------------------


     In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts which protect against losses over stipulated amounts arising from any one occurrence or event. The reinsurance arrangements provide greater diversification of business and can serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.


     The insurance subsidiaries are contingently liable to the extent that any reinsurer becomes unable to meet its contractual obligations. The Company reviews the financial condition of its existing reinsurers for any potential write-offs of uncollectible amounts. At December 31, 1997, the Company had prepaid reinsurance premiums and net reinsurance recoverables with American Re-Insurance Company (rated "A++ Superior" by A.M. Best Company, Inc.) and a state insurance fund that amounted to $86,192,000 and $38,922,000, respectively. The Company has a $35,000,000 trust fund agreement with American Re-Insurance Company to secure a portion of their coverable amounts.

  The following is a table of assumed and ceded amounts by income statement caption:


(in thousands)                   1997         1996         1995
---------------------------------------------------------------------------
Premiums written:
Assumed                      $  19,195       27,908       41,449
Ceded                          (84,759)     (86,626)     (98,379)
Premiums earned:
Assumed                         20,708       29,356       49,548
Ceded                          (84,384)     (95,765)     (94,429)
Losses incurred:
Assumed                         10,876       16,158       34,289
Ceded                          (26,995)     (94,486)     (52,075)
Loss expenses incurred:
Assumed                          2,108        2,165        2,275
Ceded                           (2,490)      (4,318)      (1,576)



NOTE 9  Retirement Plans
------------------------


(a) Retirement Savings Plan
    The Company offers a voluntary defined contribution retirement savings plan with an added 401(k) feature to employees who meet eligibility requirements. The plan allows employees to make contributions to a number of diversified investment options including the Company's common stock, on a before- and/or after-tax basis. During 1997 and 1996, 14,292 and 2,994 shares of the Company's common stock were issued under this plan, respectively. The number of shares of the Company's common stock available to be purchased under the plan was 982,714 at December 31, 1997. Employees can contribute up to a maximum of 12% of their defined compensation and these contributions, up to a maximum of 6%, are matched 50% by the Company. The Company's contributions to the plan amounted to $1,190,000, $1,162,000 and $1,210,000 in 1997, 1996 and 1995, respectively.


(b) Retirement Income Plan
    The Company has a noncontributory defined benefit retirement income plan covering substantially all employees who meet eligibility requirements. The Company's funding policy provides that payments to the pension trust shall be equal to the minimum funding requirements of the Employee Retirement Income Security Act plus additional amounts that may be approved by the Company from time to time. The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

     The plan's assets are generally invested in debt and equity securities. The debt securities are invested 100% in investment grade quality securities. The reconciliation of the funded status of the plan and net periodic pension cost is as follows:

---------------------------------------------------------------------------

(in thousands)                             1997               1996
---------------------------------------------------------------------------
Actuarial present value of pension
    benefit obligations:
Vested benefits                       $   33,047              26,840
Nonvested benefits                         5,007               2,974
                                          ------              ------
Accumulated benefit obligation            38,054              29,814
Effect of projected future compensation
    levels                                16,144              14,322
                                          ------              ------
Projected benefit obligation              54,198              44,136
Fair value of plan assets                (48,379)            (38,799)
Items not yet recognized in earnings:
Unrecognized net loss (gain)                 (22)              1,259
Unrecognized prior service cost           (1,565)             (1,802)
                                          ------              ------
Accrued pension costs                 $    4,232               4,794
                                          ======              ======

---------------------------------------------------------------------------

(dollars in thousands)                1997           1996           1995
---------------------------------------------------------------------------
Net periodic pension cost:
Benefits earned during the year    $  2,792          3,203          2,574
Interest cost on projected
    benefit obligation                3,427          3,110          2,744
Return on plan assets                (7,648)        (3,811)        (5,279)
Net amortization and deferral         4,337          1,014          3,155
Amortization of prior service cost      237            208            179
                                      -----          -----          -----
Net periodic pension cost          $  3,145          3,724          3,373
                                      =====          =====          =====
Actuarial assumptions:
Discount rate                          7.25%          7.75            7.0
Projected future compensation
    increase                            5.0%           5.0            5.0
Long-term expected return on plan
    assets                              8.5%           8.5            8.5

PAGE

(c) Postretirement Plan
    The Company provides life insurance benefits ("postretirement benefits") for retired employees. Substantially all the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company and meet a minimum of ten years of eligibility service. Those who retired prior to January 1, 1991, receive decreasing life insurance coverage that grades to an ultimate amount after ten years. Those retiring on or after January 1, 1991, receive life insurance coverage in an amount equal to 50% of their annual salary amount in effect at the end of their active career. The estimated cost of these benefits is accrued over the working lives of those employees expected to qualify for such benefits as a level percentage of their payroll costs.

     A reconciliation of the funded status of the plan and net postretirement cost is presented as follows:

--------------------------------------------------------------------------
(in thousands)                             1997              1996
--------------------------------------------------------------------------
Accumulated postretirement benefit
    obligation:
Retirees                              $   (2,945)           (2,595)
Active participants                       (1,595)           (1,413)
Other participants                           (70)              (52)
                                           -----             -----
Total                                     (4,610)           (4,060)
Items not yet recognized in earnings:
Unrecognized net transition obligation       640               686
Unrecognized net gain                       (381)             (606)
                                           -----             -----
Accrued postretirement benefit cost   $   (4,351)           (3,980)
                                           =====             =====

---------------------------------------------------------------------------
(dollars in thousands)                1997            1996           1995
---------------------------------------------------------------------------
Net periodic postretirement cost:
Service cost                       $   157             159            153
Interest cost on accumulated
    postretirement benefit
    obligation                         315             345            305
Net amortization and deferral           32              46             46
Net periodic postretirement            ---             ---            ---
    benefit cost                   $   504             550            504
                                       ===             ===            ===
Actuarial assumptions:
Discount rate                         7.25%           7.75            7.0
Projected future compensation
    increase                           5.0%            5.0            5.0


(d) Retirement Plan for Nonemployee Directors
    The Company maintained a nonqualified unfunded defined benefit retirement income plan for nonemployee Directors. The estimated accrued costs for this plan were not material. The plan was terminated effective December 31, 1997, and as part of the termination, the present value of each Director's future benefits, as of this date, was converted into units based on the fair value of Selective common stock on that date. The cash value of these units will be distributed to each Director upon retirement, or at each Directors election, over a period of fifteen years after such retirement. The units will accrue amounts equivalent to dividends which will also be converted into units based on the fair market value of Selective common stock on the applicable dividend reinvestment dates.



NOTE 10  Incentive Compensation Plans
-------------------------------------

      The Company has incentive compensation plans in which all employees are eligible to participate based on corporate and individual performance goals. the total compensation costs charged to expense in connection with the plans were $8,914,000, $4,753,000 and $6,052,000 in 1997, 1996 and 1995, respectively.



NOTE 11  Stock Compensation Plans
---------------------------------

  The Company has adopted the pro forma footnote disclosure-only provisions of FASB 123. Based on the fair value method consistent with the provisions of FASB 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts indicated below:

----------------------------------------------------------------------------
(in thousands, except per share data)     1997      1996       1995
----------------------------------------------------------------------------
Net income:
As reported                             $69,608     55,551     53,042
Pro forma                                69,142     54,493     52,322

Primary earnings per share:
As reported                                2.41       1.92       1.86
Pro forma                                  2.39       1.89       1.84

Fully diluted earnings per share:
As reported                                2.27       1.83       1.81
Pro forma                                  2.26       1.80       1.78


     The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively:
(i) risk free interest rate of 5.27%, 5.34% and 5.36% for the employee stock purchase plan and 6.04%, 6.04% and 5.92% for all other option plans; (ii) expected life of six months for the employee stock purchase plan and five years for all other option plans for all years;
(iii) dividend yield of 2.4%, 3.3% and 3.5%; and (iv) an expected volatility of 21%, 20% and 22%.

    The weighted-average fair value of options and stocks granted per share, during the year for 1997, 1996 and 1995, respectively, is as follows:

---------------------------------------------------------------------------
                                      1997         1996         1995
---------------------------------------------------------------------------
Stock option plans                  $ 5.15         3.19         3.17
Restricted stock                     18.77        17.02        13.08
Employee stock purchase plan:
  Six month option                    1.29         1.04          .83
  15% of grant date market value      3.23         2.61         2.13
                                     -----        -----        -----
    Total                             4.52         3.65         2.96
Executive stock grant                   -           -          19.00
Agents stock purchase plan:
  5% of grant date market value       1.18          .85          .81

PAGE

  A summary of the option transactions under the stock option plans is as follows:
--------------------------------------------------------------------------
                                                Stock          Weighted
                                                appre-         average
                                Number          ciation        exercise
                               of shares        rights         price
---------------------------------------------------------------------------
Outstanding at
    December 31, 1994         1,438,754         304,586         $11.84
Granted 1995                    335,700            -             17.98
Exercised 1995                 (127,134)        (20,484)          9.84
Forfeited 1995                  (51,824)        (63,834)         11.96
                                -------         -------          -----
Outstanding at
    December 31, 1995         1,595,496         220,268          13.70
Granted 1996                    386,400            -             17.67
Exercised 1996                 (106,804)        (18,744)         10.59
Forfeited 1996                  (55,044)        (51,756)         13.28
                                -------         -------          -----
Outstanding at
    December 31, 1996         1,820,048         149,768          14.76
Granted 1997                    313,400            -             23.17
Exercised 1997                 (156,636)         (6,022)         13.89
Forfeited 1997                  (40,122)        (35,946)         15.26
                                -------         -------          -----
Outstanding at
    December 31, 1997         1,936,690         107,800         $16.17
                                =======         =======          =====

     Options exercisable and their weighted average exercise price at year end are 1,663,290 and $15.05, 1,724,648 and $14.75, and 1,487,296
and $13.77 for 1997, 1996 and 1995, respectively.


    The following table summarizes information about stock options outstanding and exercisable under the stock option plans at December
31, 1997:
                              Options Outstanding
--------------------------------------------------------------------------
                                    Weighted
                                    average
   Range of                         remaining               Weighted
   exercise         Number        contractual life           average
   prices          of shares         in years              exercise price
--------------------------------------------------------------------------
$  5 to 10          179,800            2.73                    $ 8.42
  10 to 15          830,850            6.12                     13.83
  15 to 20          690,240            8.41                     18.09
  20 to 26          235,800            9.81                     24.68
                    -------            ----                     -----
$  5 to 26        1,936,690            7.07                    $16.17
                  =========            ====                     =====



                              Options Exercisable
--------------------------------------------------------------------------

                                     Weighted
   Range of                           average
   exercise         Number           exercise
   prices          of shares          Price
--------------------------------------------------------------------------
$  5 to 10          179,800          $ 8.42
  10 to 15          793,250           13.90
  15 to 20          690,240           18.09
  20 to 26              -                -
                    -------            ----
$  5 to 26        1,663,290           15.05
                  =========           =====


(a) Stock Option Plan
    Under the Company's stock option plan, 107,800 shares of the Company's common stock are reserved for issuance, upon exercise of stock options outstanding at December 31, 1997. This plan permitted the granting of qualified and nonqualified stock options to key employees, which may or may not have SARs attached. Options and related SARs were granted at not less than fair value on the date of the grant, are required to be exercised within ten years from the date of the grant and are exercisable immediately upon the grant. This plan expired in August 1992 and was replaced with the Company's stock option plan II.


    Compensation expense, based on the increase or decrease in the fair value of the Company's common stock, is charged or (credited) to other expense in recognition of the SARs attached to the granted options. Such amounts were $485,000, $(456,000) and $799,000 in 1997,
1996 and 1995, respectively.

(b) Stock Option Plan II
    Under the Company's stock option plan II, 3,483,073 shares of the Company's common stock are available for issuance at December 31, 1997. The plan permits the granting of qualified and nonqualified stock options to employees, which may or may not have SARs attached. Options and related SARs may be granted at not less than fair value on the date of the grant and may be subject to certain vesting periods as determined by the Company's Compensation Committee ("Committee"). Each grant must be exercised within ten years from the date of the grant. Under this plan, the Company granted options of 277,400, 173,700 and 151,350 for 1997, 1996 and 1995, respectively.

    Under the Company's stock option plan II, the Committee may, in its discretion, make restricted or unrestricted grants of common stock, or grant rights to receive common stock, to employees in addition to or in substitution for options and/or SARs granted. The Company granted a total of 207,375, 168,454 and 69,400 restricted shares for 1997, 1996 and 1995, respectively, of which 41,400, 12,200 and 300 shares were forfeited in 1997, 1996 and 1995, respectively. Each such grant must be expressly subject to the attainment of one or more performance-related objectives for certain executive officers, and may be subject to the attainment of one or more performance-related objectives for other employees, as determined by the Committee and set forth in an award agreement. Each such grant also is subject to a vesting period or other terms, conditions, restrictions and limitations as determined by the Committee in its discretion and set forth in an award agreement.

    During the vesting period, dividends are earned and held in escrow on the restricted shares subject to the same vesting period and conditions as set forth in the award agreement. Effective September 3, 1996, dividends earned on the restricted shares are reinvested in the Company's common stock at fair value. Included in the 1997 and 1996 restricted shares granted were 8,825 and 3,754 shares, respectively, that were issued through the dividend reinvestment feature.

    Deferred compensation expense is recognized for the fair value of the restricted shares when granted and is adjusted for the increases or decreases in the fair value of the Company's common stock for share awards subject to performance-related objectives and is amortized ratably over the vesting period. The unamortized amount is accounted for as a reduction of stockholders' equity. At December 31, 1997, 1996 and 1995, respectively, deferred compensation of $6,239,000, $2,957,000 and $947,000 was recorded as a reduction of stockholders' equity and the amounts amortized to expense in 1997, 1996 and 1995, respectively, were $2,733,000, $974,000 and $279,000.

PAGE

(c) Stock Option Plan for Directors
    Under the Company's stock option plan for directors, 385,000 shares of the Company's common stock are available for issuance. Each Director who is not a full-time employee of the Company participates in the plan and automatically receives a nonqualified option to purchase 1,500 shares of common stock at not less than fair value on March 1 of each year. Each option becomes exercisable one year after the option was granted and expires no more than ten years from the date the option is granted. Under this plan, the Company granted options of 36,000, 39,000 and 33,000 for 1997, 1996 and 1995, respectively.

(d) Executive Stock Grant
    During 1995, an officer of the Company was granted 27,728 shares of stock. The grant contains a graduated vesting provision under which shares vest over a four-year period beginning in 1995. At December 31, 1997, 20,796 shares were vested.

    Deferred compensation is recognized for the fair value of the shares granted and is amortized over the vesting period. The unamortized amount of the grant is accounted for as a reduction of stockholders' equity. At December 31, 1997, 1996 and 1995, respectively, deferred compensation of $109,000, $241,000 and $373,000 was recorded as a reduction of stockholders' equity and the amounts charged to expense in 1997, 1996 and 1995, respectively, were $132,000, $132,000 and $154,000.

(e) Employee Stock Purchase Plan
    Under the terms of the employee stock purchase savings plan, the number of shares of common stock available to be purchased is 776,379. This plan is available to all employees who meet the eligibility requirements and provides for the issuance of options to purchase shares of common stock. The purchase price is the lower of (i) 85% of the closing market price at the time the option is granted or (ii) 85% of the closing price at the time the option is exercised. The Company issued 49,897 shares, 57,772 shares and 58,988 shares in 1997, 1996 and 1995, respectively, to employees and charged to expense $365,000, $210,000 and $293,000 in 1997, 1996 and 1995, respectively.

(f) Agent Stock Purchase Plan
    Under the terms of the agents' stock purchase plan, the number of shares of common stock available to be purchased is 1,089,546. This plan provides for four quarterly offerings in which independent insurance agents can purchase the Company's common stock at a five percent discount. The Company issued 84,996 shares, 109,986 shares and 113,768 shares in 1997, 1996 and 1995, respectively, to agents and charged to expense $100,000, $93,000 and $92,000 in 1997, 1996 and
1995, respectively.

(g) Stock Compensation Plan for Nonemployee Directors
    In May 1996, the shareholders approved the stock compensation plan for nonemployee Directors, effective January 1, 1997. The purpose of this plan is to provide for the payment of the annual compensation for the Directors' services in shares of the Company's common stock. The amount of common shares available for issuance under the plan is 388,768. The Company issued 11,232 shares during 1997 and charged to expense $290,000.


Note 12: Stockholders Equity
----------------------------

    The Company maintains a dividend reinvestment and stock purchase plan, under which 422,094 shares of common stock are available for issuance. Shares purchased under this plan are issued at fair value.

    Under a common stock repurchase program authorized by the Board of Directors on July 29, 1996, the Company can repurchase up to 2,000,000 shares of its common stock. In 1997 and 1996, the Company acquired 336,000 shares and 257,000 shares, respectively, at a total cost of $8,498,000 and $4,289,000, respectively.


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

    In all such jurisdictions, domestic insurers are prohibited from paying "extraordinary dividends" without approval of the insurance commissioner of the relevant state. Extraordinary dividends are defined in New Jersey and South Carolina as dividends which, together with dividends paid in the previous twelve months, exceed the greater of (i) 10% of policyholders' surplus at the preceding December 31 or
(ii) net income, excluding realized capital gains, for the twelve-month period ending the preceding December 31. Extraordinary dividends are generally defined in North Carolina and New York as dividends which, together with dividends paid in the previous twelve months, exceed the lesser of (i) 10% of policyholders' surplus at the preceding December 31 or (ii) net investment income, or in the case of North Carolina, net income, excluding realized capital gains, for the twelve-month period ending the preceding December 31. In determining whether a dividend is "extraordinary," New York and North Carolina allow insurance companies to carry forward undistributed net investment income (New York) or net income (North Carolina) for two years.

    In addition to the regulation of extraordinary dividends, New Jersey and South Carolina require notice to the relevant state regulatory authorities of the declaration of both ordinary and extraordinary dividends and distributions. New Jersey requires that all dividends be reported within five days of declaration and thirty days prior to payment. South Carolina requires that all dividends be reported within five business days following declaration and ten days prior to payment. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the insurer's surplus, with regard to policyholders, is not reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs or, in the case of New Jersey, if the regulatory authority determines that the insurer is otherwise in a hazardous financial condition.

PAGE

    Based on the 1997 statutory financial statements, the maximum dividends that can ultimately be paid to Selective in 1998 by Selective Insurance Company of America, Selective Way Insurance Company, Selective Insurance Company of the Southeast, Selective Insurance Company of South Carolina and Selective Insurance Company of New York are $34,137,000, $14,779,000, $3,465,000, $6,263,000 and
$2,858,000, respectively.


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


NOTE 13  Preferred Share Purchase Rights Plan
---------------------------------------------

    On November 3, 1989, Selective's Board of Directors declared a dividend of one preferred share purchase right for each share of Selective's common stock held of record as of the close of business on November 17, 1989. Each right entitles the registered holder to purchase one two-hundredth of a share of series A junior preferred stock (a "preferred share" or the "preferred shares") at an exercise price of $75. Each two-hundredth of a preferred share has terms designed to make it the economic equivalent of one share of common stock, but will have one two-hundredth of a vote. The rights will be exercisable only if a person or group acquires 20% or more of Selective's common stock or announces a tender offer, the consummation of which results in ownership by a person or group of 20% or more of the common stock.

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


NOTE 14 Reconciliation of Statutory to Generally Accepted Accounting Principles Financial Statments
---------------------------------------------------------------------

  (a) The following is a reconciliation of the differences between the Statutory Financial Statements and the Generally Accepted Accounting Principles ("GAAP") Financial Statements:

--------------------------------------------------------------------------
(in thousands)                         1997         1996         1995
--------------------------------------------------------------------------
Consolidated insurance
    subsidiaries - statutory basis
    net income                     $  70,652       66,207       55,481
Deferred policy acquisition
    costs                             14,960          950        1,200
Deferred Federal income taxes         (4,689)      (3,830)       4,840
Net loss of subsidiaries              (1,474)        (357)        (148)
Other, net                            (1,452)        (735)        (988)
Consolidated subsidiaries             ------       ------       ------
    - GAAP basis                      77,997       62,235       60,385
Selective Insurance Group, Inc.,
    net of intercompany equity
    eliminations                      (8,389)      (6,684)      (7,343)
Consolidated financial                ------       ------       ------
    statement - GAAP basis
    net income                     $  69,608       55,551       53,042
                                      ======       ======       ======

--------------------------------------------------------------------------
(in thousands)                                 1997              1996
--------------------------------------------------------------------------
Consolidated insurance subsidiaries -
    statutory surplus                     $  485,936            417,664
Deferred policy acquisition costs             98,110             83,150
Deferred Federal income taxes                  6,846             31,052
Loss reserves                                  4,186             (1,497)
Net unrealized gains -  debt securities,
    available-for-sale                        35,330             19,407
Nonadmitted assets                            17,223             14,441
Other, net                                    (6,930)            (1,827)
Consolidated subsidiaries - GAAP             -------            -------
    basis                                    640,701            562,390
Selective Insurance Group, Inc.
    net of intercompany equity
    eliminations                             (75,385)           (88,091)
Consolidated financial statement -           -------            -------
    GAAP basis stockholders' equity       $  565,316            474,299
                                             =======            =======

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

PAGE

may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. The insurance subsidiaries do not have any permitted statutory accounting practices that materially affect statutory surplus or RBC.


NOTE 15  Commitments and Contingencies
--------------------------------------

 (a) Reserves established for liability insurance continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries have contained a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating the Company's exposure to environmental claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues. Legal issues which arise in environmental cases include the determination of whether a case is one for a federal or state forum, choice of law, causation, admissibility of evidence, allocation of damages and contribution among joint defendants, successor and predecessor liability and whether direct action against insurers can be maintained. Coverage issues which arise in environmental cases include the interpretation and application of policy exclusions, the determination and calculation of policy limits, the determination of the ultimate amount of a loss, the extent to which a loss is covered by a policy, if at all, the obligation of an insurer to defend a claim and the extent to which a party can prove the existence of coverage. Courts have reached different and sometimes inconsistent conclusions on these legal and coverage issues. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

    At December 31, 1997, the Company's reserves for environmental claims amounted to $54,735,000 on a gross basis and $49,235,000 net of reinsurance ("net basis"). The Company's case reserves for known environmental claims, excluding IBNR, were $25,587,000 on a gross basis and $21,587,000 on a net basis in connection with 2,060 claims, including multiple claimants who are associated with the same site or incident. These claims involved about 1,845 lawsuits. Of the 2,060 total environmental claims, 1,723 claims are asbestos related, of which 1,557 involve only two insureds. One such insured manufactured asbestos-containing products, while the other supplied asbestos-containing products. The reserve associated with these two insureds amounted to $5,072,000 on a gross basis and $1,272,000 on a net basis. About 130 of the total environmental claims involve approximately 30 landfills. The landfill sites account for reserves of approximately $10,927,000 on a gross basis and $10,727,000 on a net basis. The remaining claims, which represent about $9,588,000 both on a gross basis and net basis, involve leaking underground storage tanks, air pollution, as well as other asbestos claims. Litigation costs associated with environment claims have been significant, particularly for landfill claims.

    At December 31, 1997, the Company established a range of reasonably possible losses for known environmental exposures of approximately $8,000,000 to $36,000,000 on a gross basis, and $7,000,000 to $30,000,000, on a net basis. At December 31, 1997, the
Company's total reserves for environmental exposures amounted to $54,735,000, on a gross basis, (including IBNR reserves of $29,148,000) and $49,235,000, on a net basis, (including IBNR reserves of $27,648,000). As previously stated, there are significant uncertainties in estimating the Company's exposure to environmental IBNR claims resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues on which courts have reached different and sometimes inconsistent conclusions. The standards for establishing appropriate environmental IBNR reserves are still developing. IBNR reserve estimation is also difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses and potential changes to state and federal statutes. Moreover, normal historically-based actuarial approaches do not apply because relevant history is not available. In addition, while models can be applied, such models can produce significantly different results with small changes in assumptions.

    The Company has established a range of reasonably possible IBNR losses for non-environmental net claims at December 31, 1997, of approximately $428,000,000 to $528,000,000 and at December 31, 1996,
of approximately $422,000,000 to $524,000,000. For each major product line of business, incurred and/or paid loss and loss expense projections were calculated using standard actuarial techniques on both an optimistic and pessimistic basis to construct an IBNR range for that product line. The overall range for non-environmental IBNR was selected based on statistical combinations of the ranges of the individual product lines. The Company's net IBNR reserves for non-environmental claims were $502,000,000 and $496,000,000 at December 31, 1997, and 1996, respectively.

    Based on the Company's aggregate reserve for net losses and loss expenses at December 31, 1997, the Company does not expect that liabilities associated with environmental and non-environmental claims will have a materially adverse impact on its future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from the Company's current estimates.

PAGE

     The following table provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon:

--------------------------------------------------------------------------
(in thousands)                        1997            1996            1995
--------------------------------------------------------------------------
Asbestos                         Gross    Net    Gross   Net   Gross   Net
Environmental reserves           -----------------------------------------
 (including IBNR)for losses and
  loss expenses at the beginning
  of year                       $ 9,982  5,873   7,801  7,801   7,501  7,501
Incurred losses and loss expenses(1,449)(1,233)  2,407 (1,702)    489    489
Less losses and loss expenses paid (256)  (256)   (226)  (226)   (189)  (189)
                                  -----  -----   -----  -----   -----  -----
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the end
  of year                       $ 8,277  4,384   9,982  5,873   7,801  7,801
                                  =====  =====   =====  =====   =====  =====

Non-Asbestos
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the
  beginning of year             $53,421 44,530  45,465 45,465  41,344 41,344
Incurred losses and
  loss expenses                    (887) 5,238  14,289  3,312   6,779  6,779
Less losses and loss
  expenses paid                  (6,076)(4,917) (6,333)(4,247) (2,658)(2,658)
                                 ------ ------  ------ ------  ------ ------
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the
  end of year                   $46,458 44,851  53,421 44,530  45,465 45,465
                                 ====== ======  ====== ======  ====== ======

Total Environmental Claims
Environmental reserves
  (including IBNR) for losses
  and loss expenses             $63,403 50,403  53,266 53,266  48,845 48,845
Incurred losses
  and loss expenses              (2,336) 4,005  16,696  1,610   7,268  7,268
Less losses and loss
  expenses paid                  (6,332)(5,173) (6,559)(4,473) (2,847)(2,847)
                                 ------ ------  ------ ------  ------ -------
Environmental reserves
  (including IBNR) for losses
  and loss expenses             $54,735 49,235  63,403 50,403  53,266 53,266
                                 ====== ======  ====== ======  ====== ======


    (b) The Company purchases annuities from life insurance companies to fulfill obligations under claim settlements which provide for periodic future payments to claimants. As of December 31, 1997, the Company had purchased such annuities in the amount of $11,413,000 for settlement of claims on a structured basis for which the Company is contingently liable. To the Company's knowledge, none of the issuers of such annuities have defaulted in its obligations thereunder.

    (c) The Company has various operating leases for office space and equipment. Such lease agreements, which expire at various times, are generally renewed or replaced by similar leases. Rental expense under these leases amounted to $4,772,000, $4,936,000 and $5,492,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

    In addition, certain leases for rented premises and equipment are noncancelable, and liability for payment will continue even though the space or equipment may no longer be in use. At December 31, 1997, the total future minimum rental commitments under noncancelable leases was $13,468,000 and such yearly amounts are as follows:

---------------------------------------------------------------------------
(in thousands)
---------------------------------------------------------------------------
1998                                                          $  4,948
1999                                                             3,586
2000                                                             2,506
2001                                                             1,707
2002                                                               672
After 2002                                                          49
                                                                ------
Total minimum payment required                                $ 13,468
                                                                ======

PAGE

NOTE 16 Earnings Per Share
--------------------------

The following table provides a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net income for the year ended:

(in thousands,                Income          Shares        Per-Share
except per share amounts)   (Numerator)    (Denominator)     Amount
------------------------------------------------------------------------
1997
----
Basic EPS
Net Income available
 to common stockholders     $ 69,608          28,909        $   2.41
                                                                ====
Effect of Dilutive Securities
Restricted stock                  -              404
8.75% convertible
 subordinated debentures         396             971
Stock Options                    263             641
                              ------          ------
Diluted EPS
Income available to common
 stockholders + assumed
 conversions                $ 70,267          30,925        $   2.27
                              ======          ======            ====
------------------------------------------------------------------------
1996
----
Basic EPS
Net Income available
 to common stockholders     $ 55,551          28,860        $   1.92
                                                                ====
Effect of Dilutive Securities
Restricted stock                  -              224
8.75% convertible
 subordinated debentures         413           1,003
Stock Options                   (339)            273
                              ------          ------
Diluted EPS
Income available to common
 stockholders + assumed
 conversions                $ 55,625          30,360        $   1.83
                              ======          ======            ====
-------------------------------------------------------------------------
1995
----
Basic EPS
Net Income available
 to common stockholders     $ 53,042          28,481        $   1.86
                                                                ====
Effect of Dilutive Securities
Restricted stock                  -               90
8.75% convertible
 subordinated debentures         421           1,035
Stock Options                    437             240
                              ------          ------
Diluted EPS
Income available to common
 stockholders + assumed
 conversions                $ 53,900          29,846        $   1.81
                              ======          ======            ====



NOTE 17  Liability for Unpaid Claims and Claim Adjustment Expenses
------------------------------------------------------------------

  The table below provides a roll-forward of reserves for losses and loss expenses for beginning and ending reserve balances:

--------------------------------------------------------------------------
(in thousands)                       1997          1996          1995
--------------------------------------------------------------------------
Gross reserves for losses
    and loss expenses at
    beginning of year           $  1,189,793    1,120,052      999,404
Less reinsurance recoverable
    on unpaid losses and loss
    expenses at beginning of
    year                             150,208      121,369      111,550
Net reserves for losses            ---------    ---------    ---------
    and loss expenses at
    beginning of year              1,039,585      998,683      887,854
Provision for losses and loss
    expenses for claims
    occurring in the current
    year                             471,506      504,843      516,219
Increase (decrease) in estimated
    losses and loss expenses for
    claims occurring in prior
    years                            (10,124)      (9,178)      12,682
                                   ---------    ---------    ---------
                                   1,500,967    1,494,348    1,416,755
                                   ---------    ---------    ---------
Net losses and loss expenses
    paid for claims occurring
    during:
Current year                         160,410      174,398      158,692
Prior years                          303,585      280,365      259,380
                                   ---------    ---------    ---------
                                     463,995      454,763      418,072
                                   ---------    ---------    ---------
Net reserves for losses and
    loss expenses at end of year   1,036,972    1,039,585      998,683
Reinsurance recoverable on
    unpaid losses and loss
    expenses at end of year          124,197      150,208      121,369
Gross reserves for losses          ---------      -------      -------
    and loss expenses at
    end of year                 $  1,161,169    1,189,793    1,120,052
                                   =========    =========      =======


    The 1997 losses and loss expenses incurred included the effect of prior year reserve redundancy of $10,124,000. The reserve redundancy was principally due to reserve reductions in the workers' compensation line of insurance due to greater than anticipated savings from the use of managed care and various favorable legislative reforms. This was partially offset by higher estimates of ultimate loss and loss expense costs in the commercial automobile line of insurance due to higher than expected paid and incurred loss and loss expenses.

    The 1996 losses and loss expenses incurred included the effect of prior year reserve redundancy of $9,178,000. The reserve redundancy was principally due to reserve reductions (approximately $11,000,000) in the National Workers' Compensation Reinsurance Pool business ("NCCI"). During 1996, incurred loss estimates for the NCCI decreased due to greater than anticipated savings from the use of managed care and various favorable legislative reforms.

PAGE





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



NOTE 18  Fair Values of Financial Instruments
---------------------------------------------

The following table presents the carrying amounts which are included in the consolidated balance sheets and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996:

---------------------------------------------------------------------------
                                    1997                      1996
                              ---------------------------------------------
                             Carrying     Fair         Carrying     Fair
(in thousands)                Amount      Value         Amount      Value
---------------------------------------------------------------------------
Financial assets:
Debt securities:
  Held-to-maturity         $  410,169    426,251        432,792    445,273
  Available-for-sale        1,044,390  1,044,390        985,372    985,372
Equity securities             222,273    222,273        161,096    161,096
Other investments              48,858     48,858         44,454     44,454

Financial liabilities:
8.77% Senior Notes             54,000     57,760         54,000     56,992
7.84% Senior Notes             35,714     36,267         42,857     43,039
                              -------    -------        -------    -------
Notes payable                  89,714     94,027         96,857    100,031
Debentures                      6,845     26,079          6,912     18,524


NOTE 19  Related Party Transactions
-----------------------------------

  During the fourth quarter of 1994, certain officers of Selective exercised stock options by giving Selective promissory notes ($992,000) in payment for the stock purchased. The promissory notes are noninterest bearing and are secured by shares of Selective's common stock. During 1997, there was a lump-sum principal payment of approximately $201,000 in settlement of a promissory note. Subsequent to this principal payment, the officers are required to pay approximately $52,000 of the principal payment in the aggregate of approximately $224,000 to be paid in February 2005.
The promissory notes are full recourse and subject to certain employment requirements. At December 31, 1997, the principal amount outstnding was $589,000.


NOTE 20  Segment Information
----------------------------

  The Company's subsidiaries are primarily engaged in the writing of property and casualty insurance. Inasmuch as these writings encompass several lines of business, the Company has classified its business accordingly into industry segments.

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

  The financial information by industry segment for net premiums earned and income (loss) from underwriting operations are as follows:

---------------------------------------------------------------------------

(in thousands)          1997                1996               1995
---------------------------------------------------------------------------
                            Income              Income             Income
                  Net    (loss) from  Net    (loss) from  Net    (loss) from
                  prem.'s    und.     prem.'s    und.     prem.'s    und.
                  earned  operations  earned  operations  earned  operations
---------------------------------------------------------------------------
Commercial       $465,846  $(12,701)  477,506  (24,832)  521,196  (18,475)
Personal          210,442    11,522   217,473    4,819   221,587    1,762
Other                 (20)     (604)      (32)     (14)       34      (12)
                  -------   -------   -------  -------   -------  -------
Totals           $676,268  $ (1,783)  694,947  (20,027)  742,817  (16,725)
                  =======   =======   =======  =======   =======  =======
Loss from
 underwriting operations   $ (1,783)           (20,027)           (16,725)
Fee-for-service operations      119                  -                  -
                            -------            -------            -------
Total loss from segments
 before Other                (1,664)           (20,027)           (16,725)
Other:
Net investment
 income earned              100,530             96,952             91,640
Net realized gains
 on investments               6,021              2,786                900
Interest expense             (9,592)            (9,185)            (9,296)
General corporate expenses   (4,275)            (1,437)            (1,621)
Income before               -------            -------            -------
 Federal income tax        $ 91,020             69,089             64,898
                            =======            =======            =======

PAGE

Quarterly Financial Information
-------------------------------

                                 1st Quarter               2nd Quarter
                          -------------------------------------------------
(unaudited, in
thousands, except
per share data)                1997       1996           1997       1996
---------------------------------------------------------------------------
Net premiums written      $  175,184    173,447        197,262    174,767
Net premiums earned          170,581    176,687        169,255    176,074
Net investment income
   earned                     24,432     24,011         24,694     23,783
Net realized gains (losses)      978        429            991        934
Operating income 1,2          16,065      8,611         16,459     14,963
Net income 1,2                16,701      8,890         17,103     15,570
Operating income per share:
Basic 1,2,3,4                    .56        .30            .57        .52
Diluted 1,2,3,4                  .53        .29            .54        .49
Net income per share:
Basic 1,2,3,4                    .58        .31            .59        .54
Diluted 1,2,3,4                  .55        .30            .56        .51
Dividends to stockholders 4,5    .14        .14            .14        .14
Price range of common stock:4,6
High                         21  3/4     19 3/8        24 9/16     18
Low                          18 5/16     17 1/8         19 3/4     15 l/2

---------------------------------------------------------------------------
1. Operating and net income for the first quarter of 1996 were reduced by $6.2 million, after reinsurance and taxes, due to higher losses incurred from numerous winter storms, or $.22 basic share and $.20 per diluted share.

2. Operating and net income for the third quarter of 1996 were reduced by $4.2 million, after reinsurance and taxes, due to higher losses incurred from numerous storms, or $.14 per basic and diluted share.

3. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earning sper Share ("FASB 128"). FASB 128 replaced the calculation of primary and fully diluted earnings per share, under Accounting Principles Board Opinion No. 15, with basic and diluted earnings per share. The 1996 and the first three quarters of 1997 earnings per share amounts have been restated to comply with FASB 128. FASB 128 did not materially change the Company's earnings per share amounts.

4. All per share data presented has been adjusted for the 2 for 1 split of Selective's common stock declared October 28, 1997 and effective December 1, 1997.

5. See note 7(b)(2) and note 12 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

6. These ranges of high and low prices of the Company's common stock, as reported by the Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 1998 and ending February 27, 1998 was $28 5/8 to $23 3/4 and the last sale price on February 27, 1998 was $27 7/16.


Quarterly Financial Information
-------------------------------

                                 3rd Quarter               4th Quarter
                          -------------------------------------------------
(unaudited, in
thousands, except
per share data)                1997       1996           1997       1996
---------------------------------------------------------------------------
Net premiums written      $ 200,680    196,765        144,492    147,260
Net premiums earned         169,916    172,106        166,516    170,080
Net investment income
   earned                    24,479     23,908         26,925     25,250
Net realized gains (losses)   3,386        (35)           666      1,458
Operating income 1,2         16,194     12,275         16,976     17,891
Net income 1,2               18,395     12,252         17,409     18,839
Operating income per share:
Basic 1,2,3,4                   .56        .42            .58        .62
Diluted 1,2,3,4                 .53        .40            .55        .59
Net income per share:
Basic 1,2,3,4                   .64        .42            .60        .65
Diluted 1,2,3,4                 .60        .40            .57        .62
Dividends to stockholders 4,5   .14        .14            .14        .14
Price range of common stock: 4,6
High                       27 11/16     17             28 3/8     19 3/8
Low                        22  5/8      15 1/2         24 7/8     16 5/8

----------------------------------------------------------------------------
1. Operating and net income for the first quarter of 1996 were reduced by $6.2 million, after reinsurance and taxes, due to higher losses incurred from numerous winter storms, or $.22 basic share and $.20 per diluted share.

2. Operating and net income for the third quarter of 1996 were reduced by $4.2 million, after reinsurance and taxes, due to higher losses incurred from numerous storms, or $.14 per basic and diluted share.

3. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earning sper Share ("FASB 128"). FASB 128 replaced the calculation of primary and fully diluted earnings per share, under Accounting Principles Board Opinion No. 15, with basic and diluted earnings per share. The 1996 and the first three quarters of 1997 earnings per share amounts have been restated to comply with FASB 128. FASB 128 did not materially change the Company's earnings per share amounts.

4. All per share data presented has been adjusted for the 2 for 1 split of Selective's common stock declared October 28, 1997 and effective December 1, 1997.

5. See note 7(b)(2) and note 12 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

6. These ranges of high and low prices of the Company's common stock, as reported by the Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 1998 and ending February 27, 1998 was $28 5/8 to $23 3/4 and the last sale price on February 27, 1998 was $27 7/16.

PAGE

Subsidiaries
------------
Alta Services, LLC
Niagara Exchange Corporation
Selective Insurance Company
   of America
Selective Insurance Company
   of New York
Selective Insurance Company
   of South Carolina
Selective Insurance Company
   of the Southeast
Selective Technical
   Administrative Resources, Inc. (SelecTech)
Selective Way Insurance Company
Wantage Avenue
   Holding Company, Inc.





Region Offices
--------------
Chesapeak Region
Hunt Valley, Maryland
6 North Park Drive
James A. Caragher, Manager

Great Lakes Region
Indianapolis, Indiana
805 South Sunridge Court
Joseph W. Kinker, Manager

Midwest Region
Bloomington, Illinois
1701 East Empire Street
Arron O. Lamp, Manager

New York Region
Lafayette, New York
2040 Sky High Road
William S. Becker, Manager

Northern New Jersey Region
Branchville, New Jersey
40 Wantage Avenue
James McLain, Manager

Pennsylvania Region
Allentown, Pennsylvania
5050 Tilghman Street, Suite 250
Phillip Houseknecht, Manager

Southern New Jersey Region
Hamilton Township, New Jersey
One AAA Drive
Edward F. Drag, II, Manager

Southern Region
Charlotte, North Carolina
2550 West Tyvola Road, Suite 400
Margaret C. Davis, Manager

Virginia Region
Richmond, Virginia
1100 Boulders Parkway, Suite 601
James M. Allonier, Manager

Field Underwriting Office
-------------------------

Mid-America Underwriting Office
Mansfield, Ohio
380 N. Main Street
Gregory J. Massey, Manager

Information Systems Offices
---------------------------

Glastonbury, Connecticut
500 Winding Brook Drive
Bradford, S. Allen, Manager

Mansfield Ohio
380 N. Main Street
Roby L. Musick, Manager

Properties
----------

Situated on approximately 137 acres in Branchville, New Jersey, is our 315,000 square foot facility owned by Wantage Avenue Holding Company, Inc. All region, field underwriting and information systems office locations, as indicated above, are leased.

Stockholders' Information
-------------------------
Executive Office
40 Wantage Avenue
Branchville, New Jersey 07890-1000
Telephone (973) 948-3000


Registrar and Transfer Agent
----------------------------
First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone (800) 446-2617

Auditors
--------
KPMG Peat Marwick LLP
757 Third Avenue
New York, New York 10017

Common Stock Information
------------------------
The Company's common stock trades on the Nasdaq National Market under the symbol: SIGI. As of December 31, 1997, there were approximately 3,780 registered stockholders. Quarterly dividend and price range information are contained on page 53 of this report.

Form 10-K
---------
A copy of Form 10-K as filed with the Securities and Exchange Commission, excluding exhibits, will be provided without charge to stockholders upon written request to:

David B. Merclean
Senior Vice President and
Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890-1000

The Form 10-K provided to stockholders will include only a list of exhibits to the Form 10-K. Exhibits will be furnished to stockholders upon payment of reproduction and mailing expenses.

                                     Page 57