Form 10-K, Exhibit 13
period 1998-12-31
SELECTIVE INSURANCE GROUP INC
filed 1999-04-01
CIK 230557

PAGE


EXHIBIT 13



ANNUAL REPORT PAGES 14 THRU 47 and 49


INVESTMENTS
-----------

PIE CHART - reflecting the following relationships
------------------------------------------------------------
Classification of Investments (in millions)
                                   Dollar         Percentage
                                   ------         ----------
Taxable debt securities          $  641              36%
Tax-advantaged debt securities      793              45%
Equity securities                   270              15%
Short-term investments               51               3%
Other                                16               1%
                                   ------            ---
Total Investments                $1,771             100%
------------------------------------------------------------


CHART
---------------------------------------
Debt Securities
Quality Analysis
(Moody's Rating/Standard & Poor' Rating)

      Rating            Percent
      ------            -------
     Aaa/AAA              42%
     Aa/AA                29
     A/A                  23
     Baa/BBB               6
     Other                <1
                         -----
                         100.0%
----------------------------------------

Investments and investment policy
---------------------------------
    Investment income is an important source of revenue and the return on its investment portfolio has a material effect on net income. The Company's investment policy is conservative with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 81% debt securities, 15% equity securities and 4% short-term and other investments.

    Investments are made in compliance with regulatory requirements and with careful attention to present and prospective Federal income tax positions. Our investment policy allows up to 5%, as measured at the time of purchase, of debt securities to be below investment grade. High credit quality has always been a cornerstone of our investment strategy. This high quality strategy is evident by the fact that over 99% of the debt security portfolio is of investment grade. Further emphasizing this superior quality is the fact that 42% of the debt securities have a Moody's rating of Aaa (or its Standard & Poor's equivalent), which is considered to be the highest credit quality. Though not the sole consideration, investment commitments are made with considerable emphasis on limiting credit risk.

    Liquidity requirements are emphasized in response to an unpredictable underwriting environment and the need to minimize the exposure to catastrophic


BAR GRAPH
----------------------
Debt Securities
Maturities
($ in millions)

Years       $ Amount
-----       --------
  1          $128
  2          $139
  3          $159
  4          $172
  5          $173
  6          $138
  7          $198
  8          $ 89
  9          $102
 10          $ 40
 11          $ 14
 12          $ 11
 13          $ 10
 14          $ 27
 15          $ 23
 15+         $ 11

Total Carrying Value: $1,434
Average Life: 5.0 Years
---------------------------

                               Page 14


PAGE

events. To provide liquidity, while maintaining consistent performance, debt securities are distributed so that some issues are always approaching maturity, thereby providing a source of predictable cash flow. At year-end 1998, 75% of our debt securities were classified as available-for-sale, which provides greater portfolio management flexibility.

    To reduce the sensitivity to interest rate fluctuations, the Company invests its debt portfolio primarily in intermediate-term debt securities. At year-end 1998, 93% of the portfolio was ten years or less to maturity, and the average life was 5.0 years.

    Net investment income earned, after taxes, increased in 1998 to $77 million compared to $76 million in 1997. Net investment income earned before taxes declined in 1998 to $99 million, from $101 million in 1997. The level of investment income was negatively impacted by: (i) lower cash provided by operating activities in 1998 and 1997; (ii) lower yields on the reinvested proceeds from maturities and redemptions of $270 million during 1998 and 1997; and (iii) the use of cash to purchase common shares of the Company (totaling $38 million in 1998). Through January 1999, we have purchased 2.8 million shares of our stock through a buy-back program, which we believe is an efficient use of excess capital and adds shareholder value. The interest rates currently available in the marketplace have been lower than the average yield on the Company's debt securities portfolio. Therefore, the growth of investment income is expected to be highly dependent on increases in investment assets, resulting from the addition of new cash generated from operations.

    During 1998, the equity portfolio experienced an increase in net unrealized gains, before-tax, of $33 million, which significantly contributed to overall surplus growth. At year-end 1998, the equity portfolio represented 15% of total investments.

    We will continue to follow the investment philosophy that has historically proven successful. The strategy will be to continue to purchase debt securities in sectors that represent the most attractive relative value considering our Federal income tax position and, over time, increase equity holdings, when warranted.

    Managing investment risk by adhering to these strategies is intended to protect the interests of the Company's stockholders, as well as those of its policyholders and, at the same time, enhance our financial strength and underwriting capacity.

BAR GRAPH
---------------------------------------
Total Assets
(in billions)

$1.9    $2.1    $2.2    $2.3    $2.4
1994    1995    1996    1997    1998
---------------------------------------


BAR GRAPH
---------------------------------------
Investment Assets
(in billions)

$1.3    $1.6     $1.6    $1.7    $1.8
1994    1995     1996    1997     1998
---------------------------------------

BAR GRAPH
---------------------------------------------------------
Net Investment Income Earned
($ in millions)

Year               1994    1995    1996    1997    1998

Dollar Amount      $81     $92     $97     $101     $99
After-tax yield      5.1     5.0%    4.7%    4.6%    4.4%
Before-tax yield     6.5%    6.4%    6.1%    6.0%    5.7%
---------------------------------------------------------



                                 Page 15

PAGE

Ten-Year Financial Highlights
------------------------------

(number of weighted average shares       1998      1997      1996      1995
and dollars in thousands, except per
share amounts)

Net premiums written 1,2        $     748,873   717,618   692,239   757,021

Net premiums earned 2                 722,992   676,268   694,947   742,817

Net investment income earned 3         99,196   100,530    96,952    91,640

Net realized gains (losses) 3          (2,139)    6,021     2,786       900

Fee-for-service revenue 12             14,100     8,236     6,378     4,529

Total revenues                        837,329   794,183   804,780   843,100

GAAP Underwriting loss 4,5,6,7,12     (24,986)   (3,022)  (21,982)  (17,468)

Fee-for-service income 12               2,217       765     1,969       856

Operating income 8                     54,961    65,694    53,740    52,457

Net income 8,9                         53,570    69,608    55,551    53,042

Comprehensive income                   78,842   105,931    51,539   105,035

Total assets                        2,432,168 2,306,191 2,189,737 2,119,804

Debt outstanding                       88,791    96,559   103,769   111,292

Stockholders' equity                  607,583   565,316   474,299   436,749

Statutory premiums to surplus ratio 10  1.5:1     1.5:1     1.7:1     2.1:1

Statutory combined ratio 10,12          103.2%    100.1     102.9     101.6

GAAP combined ratio 12                  103.6%    100.3     102.9     102.3

Yield on investment, before-tax           5.7%      6.0       6.1       6.4

Debt to capitalization                   13.2%     14.6      18.0      20.3

Return on average equity                  9.1%     13.4      12.2      13.9

Per share data:
Operating income:
Basic                              $     1.93      2.27      1.86      1.84
Diluted                                  1.79      2.15      1.77      1.79

Net income:
Basic 11                                 1.88      2.41      1.92      1.86
Diluted 11                               1.74      2.27      1.83      1.81

Dividends to stockholders                0.56      0.56      0.56      0.56

Stockholders' equity                    21.30     19.32     16.31     15.17

Price range of common stock:
High                                   29 1/4    28 3/8    19 3/8   19 3/16
Low                                    16 11/16  18 5/16   15 1/2   12 1/4
Close                                  20 1/8    27        19       17 3/4

Other:
Number of weighted average shares:
Basic                                  28,480    28,909    28,860    28,481
Diluted                                30,412    30,925    30,360    29,846

                                     Page 16
----------------------------------------------------------------------------
PAGE

Ten-Year Financial Highlights
------------------------------

(number of weighted average shares       1994      1993      1992      1991
and dollars in thousands, except per
share amounts)

Net premiums written 1,2        $     697,941   607,462   560,360   500,283

Net premiums earned 2                 680,270   594,919   539,792   503,726

Net investment income earned 3         80,657    77,326    73,516    68,501

Net realized gains 3                    4,230     4,528     3,943     3,580

Fee-for-service revenue 12              3,482     2,912     2,519     2,273

Total revenues                        771,682   682,510   622,084   580,193

GAAP underwriting loss 4,5,6,7,12     (35,119)  (54,530)  (42,127)  (38,310)

Fee-for-service income 12                 591       545       453       243

Operating income 8                     35,526    19,735    24,845    24,429

Net income 8,9                         38,276    22,678    53,915    27,293

Comprehensive income                    1,078    21,380    53,520    33,245

Total assets                        1,870,718 1,725,736 1,639,033 1,321,120

Debt outstanding                      111,378    61,291    63,681    14,470

Stockholders' equity                  329,164   322,807   311,705   269,998

Statutory premiums to surplus ratio 10  2.4:1     2.6:1     2.5:1     2.5:1

Statutory combined ratio 10,12          104.3%    108.5     107.9     107.6

GAAP combined ratio 12                  105.1%    109.1     107.7     107.6

Yield on investment, before-tax           6.5%      6.8       7.2       7.6

Debt to capitalization                   25.3%     16.0      17.0       5.1

Return on average equity                 11.7%      7.1      18.5      10.5

Per share data:
Operating income:
Basic                              $     1.28      0.73      0.93      0.93
Diluted                                  1.20      0.71      0.92      0.91

Net income:
Basic 11                                 1.38      0.83      2.02      1.03
Diluted 11                               1.29      0.81      1.93      1.01

Dividends to stockholders                0.56      0.56      0.55      0.52

Stockholders' equity                    11.62     11.74     11.60     10.17

Price range of common stock:
High                                   15 3/8    15 1/2    11 3/4     9
Low                                    11 1/2    10 1/4     8         6 1/2
Close                                  12 5/8    15 1/4    11         8 3/8

Other:
Number of weighted average shares:
Basic                                  27,759    27,271    26,690    26,388
Diluted                                29,356    29,133    28,869    28,502

-----------------------------------------------------------------------------

Ten-Year Financial Highlights
------------------------------

(number of weighted average shares       1990      1989
and dollars in thousands, except per
share amounts)

Net premiums written 1,2        $     482,735   462,615

Net premiums earned 2                 470,681   449,950

Net investment income earned 3         64,508    59,831

Net realized gains 3                    9,888     2,557

Fee-for-service revenue 12              2,059     2,154

Total revenues                        549,228   518,215

GAAP underwriting loss 4,5,6,7,12     (38,439)  (14,873)

Fee-for-service income (loss) 12           (5)      137

Operating income 8                     24,491    38,520

Net income 8,9                         32,402    40,566

Comprehensive income                   22,837    48,789

Total assets                        1,240,916 1,190,183

Debt outstanding                       15,173    35,755

Stockholders' equity                  248,274   230,434

Statutory premiums to surplus ratio 10  2.7:1     2.6:1

Statutory combined ratio 10,12          108.0%    103.4

GAAP combined ratio 12                  108.2%    103.3

Yield on investment, before-tax           7.5%      7.5

Debt to capitalization                    5.8%     13.4

Return on average equity                 13.5%     18.3

Per share data:
Operating income:
Basic                              $      .94      1.45
Diluted                                   .88      1.37


Net income:
Basic 11                                 1.25      1.53
Diluted 11                               1.16      1.43

Dividends to stockholders                 .51       .46

Stockholders' equity                     9.46      9.18

Price range of common stock:
High                                   10 1/8    10
Low                                     6 1/4     7 1/4
Close                                   6 5/8     9 1/2

Other:
Number of weighted average shares:
Basic                                  25,942    26,580
Diluted                                28,222    29,806


  1.  Net premiums written in 1997 were increased by approximately
$30 million due to a conversion of New Jersey personal automobile policies from six-month to annual terms. This conversion had no effect on net premiums earned. See Financial Review for a more detailed discussion.

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

  8. Operating income and net income for 1991, 1990 and 1989 included permanent tax benefits of $1 million, $3 million and $1 million respectively, resulting from the fresh start deductions for loss reserve discounting under the Tax Reform Act of 1986 and salvage and subrogation recoverable under the Budget Reconciliation Act of 1990.

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

  11. Certain amounts in prior years have been adjusted to conform with the 1998 presentation and the Company's 2 for 1 common stock split declared October 28, 1997 and effective December 1,1997.

  12. Flood business is included in statutory underwriting results in accordance with prescribed statutory accounting rules. On a GAAP basis only, flood business has been reclassified from underwriting results to Fee-for-service. Prior years have been restated to reflect this reclass.

PAGE

FINANCIAL REVIEW
----------------
Results of operations
---------------------
Comparison of 1998 to 1997
--------------------------

Financial Highlights
(dollars in thousands)
----------------------                                         Annual
                                                               Increase
                                        1998         1997      (Decrease)
                                        ----         ----      ----------
Net premiums written                $ 748,873       717,618       4 %
Net premiums written per employee 1 $     455           454       - %
Operating income                    $  54,961        65,694     (16)%
Statutory combined ratio                103.2%        100.1      3.1 points
Return on average equity                  9.1%         13.4     (4.3)points

1 Excludes employee of Alta, PDA and SelecTech


Revenues

    Net premiums written for 1998 increased by 4% to $749 million. The conversion of New Jersey personal automobile policies from six-month to annual terms (the "Conversion") increased 1997 net premiums written by approximately $30 million for renewal business. Excluding the effects of the Conversion, and a $4 million reinsurance premium buyout adjustment in 1998, net premiums written for 1998 increased about 8%. The increase in net premiums written occurred across all Strategic Business Units ("SBUs") with the exception of the commercial lines Community Services and Organizations SBU (formerly the Public Entities SBU). The growth in net premiums written resulted in a 7% increase in 1998 net premiums earned.

    During 1998, the Company generated approximately $204 million of net premiums written attributable to new business, after deducting reinsurance costs of approximately $9 million, a 31% increase over 1997. The new business growth was partially attributable to an increase in the number of field underwriters, called agency management specialists ("AMSs"), to 83 at the end of 1998, compared to approximately 60 one year earlier. The AMS is the key contact between the agent and Selective and focuses on the business and expertise of the agencies. New business is carefully reviewed by regional managers and the SBUs to ensure that it falls within our underwriting standards.


    The commercial SBUs' net premiums written increased 11%, or $52 million. This increase included $167 million of net premiums written attributable to new business, after deducting reinsurance costs of approximately $7 million, generated principally by the increase in the number of AMSs, the Company's Midwestern expansion, and the Company's strengthening of agency relationships. The increases in net premiums written were partially offset by: i) a reduction in existing business (renewal retention) attributable to a highly competitive commercial lines marketplace as well as non-renewals resulting from the company's regular review of its business (approximately $102 million); ii) workers' compensation rate decreases and premium credits, which lowered net premiums written by approximately $20 million; and iii) lower premium volume of approximately $10 million due to agency termina-tions.

    The Personal Lines SBU 1998 net premiums written, excluding the effect of the Conversion, increased 4%, or $9 million. This increase is primarily due to a reduction in the amount of premium ceded under the New Jersey Homeowners Quota Share Reinsurance Program, which added $12 million in homeowners net premiums written ($4 million of which is due to a one-time buyout of prior year ceded reinsurance unearned premium reserves). In addition, the Personal Lines SBU introduced enhanced products in some of the Company's territories in order to expand its personal insurance segment.

    The fee-for-service business segment generated $14 million of net revenue, an increase of 71% over 1997. The strategy underlying this segment is to use our core competencies to generate fee sources that do not share the risk bearing nature of our insurance underwriting activities. In 1998, this segment consisted of Selective Technical Administrative Resources, Inc. ("SelecTech"), Selective's flood program, Alta Services LLC ("Alta"), and PDA Software Services, Inc ("PDA"). The flood program is pursuant to the National Flood Insurance Program, and the Federal Government assumes all underwriting risk. The flood program is currently being expanded to all 50 states and will eventually be made available to agents through an Internet-based system. The increasing pres-

Bar Graph
-----------------------------------------
Net Premiums Written
(in millions)

$698     $757     $692     $718     $749
 1994     1995     1996     1997     1998
------------------------------------------

PAGE

ence of alternative market mechanisms, including self-insurance, presents opportunities for the Company to sell unbundled insurance services, and SelecTech provides these services. The services include, but are not limited to, claims administration, loss control, risk management, and medical cost containment. In anticipation of the continued growth of managed care medical cost containment and other medical claims services, the Company acquired the assets of Alta in the fourth quarter of 1997. Alta is a managed care company that does not bear underwriting risks and provides a wide range of medical claims handling services to the insurance industry. Alta enables the Company to give customers access to quality medical and rehabilitation services, while enhancing claims management through in-house managed care expertise. In December 1998, the Company acquired PDA, a company engaged both in third-party data processing and custom software development. This acquisition is expected to provide the Company with the opportunity to leverage its technology expenditures by providing the ability to sell or lease on a processing fee basis the systems technology created by the Company.

     Net investment income earned for 1998, before tax, decreased 1%, or $1 million. The level of investment income was adversely impacted by lower amounts of cash generated by operations, lower fixed income yields on funds made available for re-investment from redemptions and maturities of higher yielding securities ($270 million for the two-year period ended December 31, 1998), and $38 million of funds used in 1998 to purchase 1.8 million shares of Company stock. On July 28, 1998, the Board authorized the Company to repurchase an additional two million shares, bringing the overall repurchase authorization to four million shares. The determination to make such purchases is made based on market conditions, available cash and alternative investment opportunities. As of February 2, 1999, the Parent had purchased a total of 2.8 million shares under the current program at a cost of $59 million. The Company believes such repurchases enhance shareholder value and are an efficient use of capital.

    The Company's after-tax investment yield was 4.4% in 1998, down slightly from 4.6% in 1997. If yields on fixed income securities continue to decline or remain at their current levels, investment income will continue to be adversely affected as higher yielding fixed income securities in the Company's portfolio are redeemed or mature, and any growth of investment income will be dependent on new cash generated from operations.

Expenses

    The ratio of losses and loss expenses incurred to net premiums earned increased 2.1 points to 70.3%. The increase in the loss and loss expense ratio was primarily attributable to severe fire and weather-related catastrophe claims. During 1998, the Company incurred $10 million of net losses from catastrophe claims, which amounted to 1.4 points of the loss and loss expense ratio for 1998, as compared to $2 million, or 0.3 points for 1997. The 1998 catastrophe losses primarily impacted the results of the Personal Lines, Mercantile and Service, and Habitational and Recreational SBUs.

    The 1998 loss and loss expense ratio for the commercial SBUs was 69.8%, an increase of 3.0 points over 1997's ratio of 66.8%. The loss and loss expense ratios for 1998 and 1997, after removing the effect of weather-related catastrophe losses, were 68.1% and 66.5%, respectively, a
1.6 point increase. This deterioration occurred mostly in the property and workers' compensation lines of insurance within the Contractors and Manufacturing and Processing SBUs.

    The workers' compensation line of insurance loss and loss expense ratio for 1998 was 78.5%. The deterioration of 14.1 points was due principally to continued competitive pricing conditions and state mandated rate rollbacks. Initiatives employed to improve this line's performance include: (i) managed care; (ii) programs which permit injured employees to return to work earlier in alternative job categories; (iii) fee schedules which limit the amount that health care providers can charge; and (iv) loss control programs which promote workplace safety.

   The 1998 loss and loss expense ratio for the Personal Lines SBU was 71.4%, an increase of 0.1 point over the 1997 ratio of 71.3%. Excluding weather-related catastrophe losses, the ratio was fairly stable at 70.7% in 1998 and 71.0% in 1997. The homeowners line of insurance improved due to lower reinsurance costs and fewer homeowner claims reported. In addi-

Bar Graph
--------------------------------------
Statutory Loss and Loss Expense Ratio

71.7%   71.2%   71.3%   68.2%   70.3%
1994    1995    1996    1997    1998
--------------------------------------

PAGE

tion, the New Jersey personal automobile loss and loss expense ratio increased to 74.7% in 1998 from 73.1% in 1997, due to higher frequency.

    There is an excess profits law in New Jersey, which sets a maximum profit level on personal automobile insurance. Under New Jersey regulations, an insurer's excess profits earned on direct insurance written in New Jersey on private passenger automobiles, as determined pursuant to an actuarial formula set forth in applicable regulations ("NJ Excess Profits"), are subject to refund or credit to policyholders. A NJ Excess Profits calcula-tion must be made by an insurer for this purpose and submitted to the New Jersey Department of Banking and Insurance each year for the three-year period including the year for which the calculation is done and the two calendar years immediately preceding such year. If the Company's current profitability continues in its New Jersey personal automobile business, the Company may incur an excess profit premium refund obligation. The Company has considered the potential effect of such excess profits in establishing its reserves.

    In March 1999, a new personal automobile insurance law in New Jersey becomes effective which will provide for a statewide average premium reduction of 15%. As a result, the Company anticipates that annual premiums in this line may be reduced by approximately $24 million. The financial impact of the new law will be partially offset by the Company's rate adequacy in this line and potentially significant cost reductions through the use of medical protocols, anti-fraud provisions and other procedures provided for in the law. Taking into account variable costs and taxes, annual earnings may be reduced by approximately $3 million. The Company originally anticipated that the law, passed in May 1998, would result in an overall reduction in premiums of $18 million, or 11.5%, because the mandated rate reductions on personal auto coverages were expected to be lower. However, due to action by the New Jersey legislature in March 1999, we believe premiums may be reduced by approximately 15%.

    Policy acquisition costs expressed as a percentage of net premiums earned for 1998 increased 1.1 points to 32.6%. The increase reflects record profit sharing commission and special incentives for agents, which increased the ratio by 0.6 points. The 1998 total dollar amount of labor costs (excluding employee incentive compensation awards) and other operating costs rose moderately (0.2 points) in relation to 1998 net premiums earned.

    Productivity in 1998, as measured by net premiums written per employee, was approximately $455,000, up from $435,000 for 1997 (the average was $454,000 in 1997 before adjustment for the Conversion's $30 million renewal premium). The increase is due primarily to growth in net premiums written in 1998.

    Total Federal income tax expense in 1998 was $10 million (an effective tax rate of 15.9%), an $11 million decrease compared to $21 million in 1997 (an effective tax rate of 23.5%). The effective tax rate for 1998 was lower than 1997 primarily due to the tax benefits from the higher level of 1998 underwriting losses due, in part, to the weather-related catastrophe claims. The Company's effective tax rate differs from the Federal corporate rate of 35% primarily as a result of tax-exempt investment income.

Income

    1998, by a slight margin, was the second strongest year in the history of the Company. Operating income (income excluding net realized gains, net of tax effect) reached $55 million in 1998, or $1.79 per diluted share, compared to $66 million, or $2.15 per diluted share, in 1997. Net income for 1998 was impacted by realized investment losses (net of tax effect) for 1998 of $1 million, or $.05 per diluted share, incurred as part of the Company's tax planning strategy. Net income for 1998 decreased 23% to $54 million, or $1.74 per diluted share, from $70 million, or $2.27 per diluted share, in 1997. Operating and net income for 1998 included weather-related catastrophe losses, net of tax, of $7 million, or $0.22 per diluted share.

Bar Graph
--------------------------------------
Statutory Underwriting Expense Ratio

31.6%   29.4%   30.8%   31.2%   32.2%
1994    1995    1996    1997    1998
--------------------------------------

PAGE



Results of operations
---------------------
Comparison of 1997 to 1996
--------------------------

-----------------------------------------------------------------------------
Financial Highlights
(dollars in thousands)
----------------------                                          Annual
                                                               Increase
                                     1997          1996       (Decrease)
                                  --------------------------------------
Net premiums written              $ 717,618       692,239         4 %
Net premiums written per employee1$     454           433         5 %
Operating income                  $  65,694        53,740        22 %
Statutory combined ratio              100.1%        102.9       (2.8)points
Return on average equity               13.4%         12.2        1.2 points

1 Excludes employee of Alta, PDA and SelecTech

Revenues

   Net premiums written for 1997 increased by 4%, or $25 million, compared to 1996. The Conversion increased 1997 net premiums written by approximately $36 million ($30 million for renewal business, and $6 million for new business), while 1996 net premiums written included a one-time adjustment of $8 million reflecting the Company's buy out of certain reinsurance arrangements. Excluding the effects of the Conversion and the Reinsurance Buy Out, net premiums written for 1997 decreased by about $3 million. The decline in net premiums written occurred primarily due to decreases in the Personal Lines and Public Entities SBUs. The lower levels of 1997 and 1996 net premiums written (excluding the Conversion, which had no effect on net premiums earned) resulted in a modest decrease in 1997 total net premiums earned of 3%, or $19 million, compared to 1996.

    During 1997, the Company generated approximately $156 million of net premiums written attributable to new business, after deducting reinsurance costs of $7 million, a 55% increase over 1996. Most of the new business growth was attributable to the Company's field underwriting activities and an increase in the number of AMSs to approximately 60 by year-end 1997.

    Excluding the Reinsurance Buy Out, the commercial SBUs' net premiums written increased 1%, or $5 million, compared to 1996. This increase included $132 million of net premiums written attributable to new business, after deducting reinsurance costs of approximately $6 million, which was primarily offset by: (i) lower premium volume of approximately $21 million due to agency terminations; (ii) a reduction in existing business (renewal retention) attributable to a highly competitive commercial lines marketplace as well as non-renewals resulting from the Company's regular review of its business; (iii) workers' compensation rate decreases, which lowered net premiums written by approximately $18 million; and (iv) lower net premiums written in the Public Entities SBU, primarily due to a shift in business to the alternative markets.

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

    Net investment income earned for 1997, before tax, increased 4%, or $4 million, over 1996. The increase was mainly due to the income generated from investments acquired with cash provided by the Company's operating activities during 1997 and 1996, and the investment of proceeds from short-term borrowings during 1997. The growth in investment income was partially offset by lower yields on amounts made available for reinvestment by redemptions and maturities of $249 million of higher yielding debt securities during 1997 and 1996. The Company's overall after-tax investment yield was 4.6% in 1997, down slightly from 4.7% in 1996. The level of interest rates available in 1997 in the marketplace for new or reinvested cash has been lower than both the average yield on the debt securities portfolio and the securities that are being redeemed.

Expenses

The ratio of losses and loss expenses incurred to net premiums earned was 68.2% in 1997, a 3.1 point decrease from the ratio of 71.3% in 1996. The decrease in the 1997 loss and loss expense ratio was primarily attributable to the very low level of weather-related catastrophe claims in 1997 ($2 million; 0.3 points). During 1996, the Company incurred $18 million of losses, net of $7 million of reinsurance, from weather-related catastrophe claims, which increased the loss and loss expense ratio for 1996 by 2.7 points and primarily impacted the Personal Lines, Mercantile and Service, Public Entities, and Habitational and Recreational SBUs. Absent weather-related catastrophe claims, the loss and loss expense ratio improved slightly over

PAGE

1996, reflecting favorable loss experience in most of the commercial SBUs, modestly offset by a higher Personal Lines SBU ratio.

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

    The Personal Lines SBU loss and loss expense ratio of 71.3% for 1997 increased slightly, or 0.6 points, compared to 70.7% for 1996 (excluding the effects of weather-related catastrophe claims which added 1.9 points to the 1996 ratio). The homeowners line of insurance improved due to rate increases and lower reinsurance costs. In addition, New Jersey personal automobile results continued to be favorable and generated a loss and loss expense ratio of 73.1% for 1997 and 73.3% in 1996.

    During 1997, the Governor of New Jersey signed into law an automobile insurance reform bill. This legislation: (i) eliminated automatic approval of annual cost-of-living premium increases in favor of "expedited rate filings" of 3% or less, which do not require prior approval from the insurance commissioner; (ii) prohibits insurers from non-renewing good drivers (defined as "no more than one at fault accident or four insurance point moving violations within a five-year period"); and (iii) eliminated the bad driver surcharge system in favor of a tier rating system.

    Policy acquisition costs expressed as a percentage of net premiums earned for 1997 were 31.5%, up from 30.8% in 1996. The increase reflected record profit sharing incentives for both agents and employees for the exceptional 1997 performance, partially offset by reinsurance profit sharing commission benefits to the Company due to improved reinsurance results in 1997. The net impact of these profit sharing commission arrangements increased the ratio by 0.4 points. In addition, the 1997 total dollar amount of labor costs (excluding employee incentive compensation awards) and other operating costs grew modestly, and when compared to the lower levels of 1997 net premiums earned, increased the ratio by 0.8 points. These increases were partially offset by a decrease of 0.5 points due mainly to the elimination of the New Jersey Fair Automobile Insurance Reform Act ("FAIRA") assessments and fewer assignments of high operating expense assigned risk business.

    Productivity, as measured by net premiums written per employee, in 1997 was $454,000, up from $433,000 in 1996. However, excluding the effects of the Conversion in 1997 ($30 million for renewal business, and $6 million for new business), the net premiums written per employee was $431,000, down slightly from 1996. The decrease was due to the lower levels of net premiums written.

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

Income

    Operating income (income excluding net realized gains, net of tax effect) reached an all-time high in 1997, increasing by 22% to $66 million in 1997, or $2.15 per diluted share, compared to $54 million, or $1.77 per diluted share, in 1996. The Company recognized net realized gains (net of tax effect) for 1997 of $4 million, or $.12 per diluted share compared to $2 million, or $.06 per diluted share, in 1996. Net income for 1997 increased 25% to $70 million, or $2.27 per diluted share, from $56 million, or $1.83 per diluted share, in 1996. Operating and net income for 1996 included weather-related losses, net of tax, of $12 million, or $0.39 per diluted share.

PAGE



Federal income taxes
--------------------
    The Company had a net deferred tax liability of $7 million at December 31, 1998, as compared to a net deferred tax asset of $6 million at December 31,1997. The net deferred tax liability at year-end 1998 reflected, primarily, the deferred tax liability on unrealized gains on securities, available-for-sale, less the deferred tax asset for the discounting of loss and loss expense reserves for tax purposes, and the deferred tax asset relating to the ability to deduct only 80% of the net unearned premium reserve. The change in the deferred tax accounts of $13 million for the year ended December 31, 1998, principally reflects the increase in the deferred tax liability associated with the increase in unrealized gains recorded on securities, available-for-sale.

   The Company had taxable income and pretax financial statement income for the periods indicated as follows:
------------------------------------------------------
(in millions)                1998      1997      1996
------------------------------------------------------

Current taxable
   income                   $27.5      51.7      27.7
Pretax financial
   statement income         $63.7      91.0      69.1


    Based on the Company's tax loss carryback availability, and the historic levels of current taxable income and pretax financial statement income, the Company believes that it is more likely than not that the existing deductible temporary differences will reverse during periods in which the Company will generate net taxable income or have adequate carryback availability. However, there can be no assurance that the Company will generate any earnings or any specific level of earnings in future years.

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

    The Parent's cash requirements principally include: (i) dividends to stockholders; (ii) interest payments on its outstanding debt; (iii) annual principal payments of $7 million on the $50 million 7.84% Senior Notes, due November 15, 2002 ("7.84% Senior Notes"); and (iv) general corporate expenses. As of December 31, 1998, these cash requirements, net of applicable income taxes, aggregated approximately $28 million annually (assuming the current dividend level and excluding any repurchases of Company stock).


    The Parent acquires cash from the sale of its common stock under various stock plans and the dividend reinvestment program, and from investment income, all of which approximates $4 million and reduces the Parent cash requirements from $28 million to $24 million.

    Based upon the 1998 statutory financial statements, the insurance subsidiaries are able to pay the Parent, in 1999, ordinary dividends in the aggregate amount of $51 million. There can be no assurance that the insurance subsidiaries will be able to pay dividends to the Parent in the future in an amount sufficient to enable the Parent to meet its liquidity requirements. For additional information regarding regulatory limitations on the payment of dividends by the insurance subsidiaries to the Parent and amounts available for the payment of such dividends, see note 11 to the consolidated financial statements.

    Dividends to stockholders are declared and paid at the discretion of the Parent's Board of Directors (the "Board") based upon operating results, financial condition, capital requirements, contractual restrictions and other relevant factors. The Parent has paid regular quarterly cash dividends to its stockholders for 70 consecutive years and plans to continue to pay quarterly cash dividends. For additional information regarding restrictions on the Parent's ability to pay dividends to its stockholders, see note 6(b) to the consolidated financial statements.

    Cash provided by operating activities amounted to $57 million, $51 million and $90 million in 1998, 1997 and 1996, respectively. The decreasing trend in cash provided by operating activities from 1996 to 1998 principally reflects reduced cash flow from underwriting activities, which were impacted by the following items: i) a faster settlement of claims files; ii) payment of weather-related catastrophe claims (payments were $8 million in each of 1998 and 1997, and $16 million in 1996); iii) a trend by insureds to greater use of


Bar Graph
----------------------------------------
Operating Cash Flow
(in millions)

$120      $177    $90     $51      $57
 1994     1995    1996     1997     1998
----------------------------------------

PAGE

extended pay plans provided by the Company for competitive reasons
(an estimated cash flow reduction of $5 million in 1998); and iv) an acceleration in the timing of payments of commissions to agents for competitive reasons (an estimated reduction in cash flow of $10 million in 1998). The settlement rate on claims files has increased as a result of a number of new claims handling initiatives, including the placement of claims management specialists ("CMSs") in the field, and more aggressive management of litigation files by the Company's examiners. In addition, the number of law firms handling cases was reduced through consolidation, and fees were reduced through better control of panel firm cases. These initiatives have reduced cash flow by approximately $20 million in 1998 as compared to 1996, and approximately $11 million in 1997 as compared to 1996 (1996 is the year in which the initiatives were commenced, and its operating cash flow was generally free of the impact of the higher settlement rate). The lines of insurance most affected were general liability, commercial automobile and personal automobile.

   Since cash inflow from premiums is received in advance of the related required cash outflow to settle claims, the Company accumulates funds which it then invests, and investments represented 73% of the Company's total assets as of December 31, 1998. Cash outflow requirements can vary due to uncertainties regarding settlement dates for unpaid claims and the potential for large and/or catastrophic losses occurring either individually or in the aggregate. The Company maintains reinsurance programs to ensure the availability of funds and to protect it against unusually serious occurrences or catastrophes in which a number of claims could produce an extraordinary aggregate loss. Effective July 1, 1998, the casualty excess of loss treaty was amended to increase the retention from $1 million to $2 million per risk, and the property excess of loss treaty was amended to increase the retention from $400,000 to $750,000 per risk. In addition, the Company's investment program is structured with staggered maturities so that liquidation of debt securities, available-for-sale should not be necessary in the ordinary course of business.

    Effective January 1, 1999, the Company revised its property catastrophe program. The revised program provides a higher level of protection against catastrophe losses at a lower cost when compared with the 1998 program. The new catastrophe program is in six layers and covers: (i) 95% of losses in excess of $15 million up to $25 million; (ii) 95% of losses in excess of $25 million up to $50 million; (iii) 95% of losses in excess of $50 million up to $85 million; iv) 95% of losses in excess of $95 million up to $130 million; and v) 95% of losses in excess of $130 million up to $165 million. The layer of $10 million in losses in excess of $85 million has been retained in full by the Company, as has the $15 million in losses underlying the 1st layer. The Company believes that the 1999 property catastrophe program, coupled with the Homeowners Quota Share Program (which contained no per-occurrence limit), provides adequate protection for the Company if catastrophe losses were to occur.

    Total assets at December 31, 1998, were $2.4 billion, representing a 5% increase, or $126 million, from December 31, 1997, after the repurchase of Company stock in the amount of $38 million. The growth in total assets was primarily due to an increase in total investments of $45 million (due in part to a $39 million increase in net unrealized gains on available-for-sale securities) and an increase in premiums receivable of $43 million (due to growth in net premiums written and the increased usage by insureds of extended pay plans, as described previously). In addition, reinsurance recoverable on unpaid losses and loss expenses increased by $16 million, due to an increase in large 1998 property claims that are in the process of settlement, as well as reserve increases on a number of pre-1998 workers' compensation claims.


Bar Graph
-------------------------------------
Stockholders' Equity Per Share

$11.62  $15.17  $16.31  $19.32  $21.30
 1994    1995    1996    1997    1998
-------------------------------------

PAGE

    The rise in total liabilities of $84 million, or 5%, from December 31, 1997, to December 31, 1998, was primarily attributable to an increase in loss and loss expense reserves of $32 million, and an increase in the unearned premium reserve of $26 million. The reserve position at December 31, 1997 resulted in a modest redundancy of $2.2 million. Loss and loss expense reserves increased due to increased exposures correlating to the 7% growth in 1998 earned premium. The overall growth in reserves in 1998 was 2.8%, which was less than the growth in premiums due in part to the previously discussed increase in the settlement rate of claims. The faster settlement rate resulted in higher paid losses (approximately $20 million), which lowered reserves to the extent of these payments. (Please refer to notes 1(j), 15 and 19(a) to the consolidated financial statements for additional information regarding loss reserves.) In addition, unearned premiums increased due primarily to increased net premiums written.

    The Company is preparing for the potential Year 2000 issues (the "Y2K" issue) that could affect its information systems, mainframe applications, personal computers (PCs), communications systems, and non-information technology equipment. Y2K issues associated with the information systems of the Company's suppliers and independent insurance agents are also being addressed. The Company's preparations include modification, replacement and testing of hardware and software, development of contingency plans, and efforts to identify and address Y2K issues associated with third parties who are material to the Company's operations.

    The Company has a number of critical business systems, including, among others, policy underwriting, billing, decision support, claims and financial reporting systems. Remediation efforts commenced in 1997, and by 1998 over 9 million lines of computer code were inspected with approximately 900,000 lines of code revised in all major systems other than the claims system. The claims system remediation is currently in progress, and is estimated to be completed in June, 1999. In connection with hardware issues, a mainframe (enterprise server) upgrade was completed in August 1998, and an inventory of all Personal Computers (PCs) and network equipment was completed at that time. Necessary upgrading or replacement of PCs and network equipment is underway, and is expected to be completed in the second quarter of 1999.

    A series of global system integration tests will be run to test Y2K readiness, and are intended to synchronize all systems, and to ensure that routine maintenance remains Y2K compatible. Two of these tests were successfully completed in 1998. The 1998 tests, which included testing by programmers and business users, identified minimal necessary changes to program code. Required changes were completed at the time of identification. Two additional such tests are scheduled for 1999, and they will include the remediated claims system when completed, as well as a new financial reporting system, which became operational after the 1998 tests were completed.

    The Company anticipates Y2K readiness in all critical areas, and estimates it is 90% complete in its preparation and remediation. The Company has adopted a contingency planning strategy that addresses mission critical and non-mission critical business processes. The Company has a Disaster Recovery Plan for the Information Systems Department, providing for the continuation of data processing operations at an off-site disaster recovery facility.

    The Company's Y2K awareness initiative addresses its interaction with its independent agents, suppliers and customers. The Company's main business customers are independent insurance agents. The Company has provided Y2K information to all of its independent agents, its representatives have spoken at agency functions, and it has conducted an agent's technology fair, all intended to provide as much Y2K information as possible to help our agents address the issue in their businesses. In addition, the Company has established a Y2K hotline for questions. An agency Y2K systems readiness survey is currently being conducted which will identify agents who may not be Y2K compliant.

    The Company's suppliers include software vendors, service providers and material suppliers. Each of the vendors has been contacted by the Company to obtain written confirmation on the status of their Y2K readiness. The majority of responses indicate Y2K readiness.

    The Company believes that most significant Y2K insurance claims are likely to occur in the information technology business sector, and under errors and omissions (E&O) and directors and officers liability (D&O) insurance coverages. The Company has not significantly participated in the technology business sector, nor has it significantly written E&O and D&O coverage types. The Company has also communicated to agents and policy-holders that it will not cover Y2K losses, with the possible exception of certain losses involving property damage or bodily injury which can not be quantified at this time. The Company is using the Insurance Services Office Y2K exclusionary endorsements

PAGE

on most new and renewal commercial lines policies. In addition, the Company's casualty excess of loss treaty was amended, effective July 1, 1998, to include as covered losses all Y2K losses aggregated as a single event, with protection totaling $38 million in excess of a $12 million retention. The coverage protects against any Y2K claim which is asserted in the 36 month period beginning on July 1, 1998.

    The Company has projected what it believes to be the most reasonably likely worst case scenarios related to potential Y2K failures and disruptions. These scenarios include computer system failures occurring within its independent agency distribution system and the Company's out-sourced processing of premium remittances. Contingency plans have been developed that will allow the Company to carry on operations if such scenarios were to occur. The contingency plans include provisions to undertake manual processing in situations where business partner computer systems are not functioning normally. Manual processing would reduce the Company's overall efficiency, however, it would not materially impact the Company's ability to operate. Each mission critical business department has a plan for resumption of business in which the functions to be restored are prioritized by critical time frames. These plans will enable processing of core business to continue for a limited time while adjustments are being made.

    The failure to correct a material Y2K problem could result in interruption to normal business activities or operations, such as policy underwriting and claims payment. Such failures could materially and adversely affect the Company's operations, liquidity and financial condition. The Company's Y2K project is expected to significantly reduce the Company's level of uncertainty about the potential problem. The Company believes its internal information systems will have been adequately modified and safeguarded to protect from such failures. Due to the general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K readiness of independent insurance agents and third-party suppliers and customers, the Company is unable to determine at this time whether, or to what extent, a Y2K failure could occur. A Y2K failure could have a material adverse impact on the Company's operations, liquidity or financial condition.

    The Company acquired PDA Software Services, Inc. (PDA), in December, 1998 (see note 1(h) to the consolidated financial statements). As part of an extensive due diligence process, the Y2K exposures of PDA were evaluated, and it was concluded that no material exposure to Y2K claims was present. Additionally, a technology errors and omissions insurance policy was purchased which provides $10 million coverage for any Y2K claim resulting from any work performed by PDA after January 1, 1988.

    The Company does not presently anticipate that costs incurred for the Y2K project will be material. Current estimates of the compliance costs which will be incurred to ensure Y2K readiness are $2.3 million, and as of December 31, 1998, the Company has incurred approximately $1.8 million of that amount. The estimated amount includes both modification costs, which are expensed as incurred, and certain system replacement costs, some of which are capitalized and amortized. Modification costs which have been charged to earnings in 1998, 1997 and 1996 are approximately $500,000, $700,000 and $100,000, respectively.


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

    The United States Congress will consider financial services moderniza-tion legislation in 1999, as they have in prior years. This legislation may permit Banks to engage in insurance activities, and allow insurers to engage in a wide range of financial services activities. The Company is unable to predict whether any legislation will be enacted in 1999, or what it may ultimately include, and the impact it may have on the property and casualty industry.

PAGE



INDEPENDENT AUDITORS' REPORT
---------------------------
The Board of Directors and Stockholders
Selective Insurance Group, Inc.
---------------------------------------

    We have audited the accompanying consolidated balance sheets of Selective Insurance Group, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selective Insurance Group,Inc. and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





/S/ KPMG LLP

New York, New York
February 2, 1999

PAGE

CONSOLIDATED BALANCE SHEETS
---------------------------
December 31,                                              1998       1997
(in thousands, except share amounts)
----------------------------------------------------------------------------

ASSETS
------
Investments:
-----------
Debt securities, held-to-maturity at amortized cost
  (fair value: $373,179-1998; $426,251-1997)        $   358,380    410,169
Debt securities, available-for-sale at fair value
  (amortized cost: $1,033,628-1998; $1,009,060-1997)  1,075,276  1,044,390
Equity securities, available-for-sale at fair value
  (cost: $135,758-1998; $120,602-1997)                  269,991    222,273
Short-term investments
  (at cost which approximates fair value)                50,905     28,781
Other investments                                        16,087     20,077
                                                      ---------    -------
Total investments                                     1,770,639  1,725,690

Cash                                                      7,931      5,017
Interest and dividends due or accrued                    22,537     23,474
Premiums and other receivables, net of allowance
  for uncollectible accounts of:
  $2,740-1998; $3,056-1997                              240,125    196,786
Reinsurance recoverable on paid losses
  and loss expenses                                      11,495     11,088
Reinsurance recoverable on unpaid losses
  and loss expenses                                     140,453    124,197
Prepaid reinsurance premiums                             31,685     31,189
Deferred Federal income tax                                   -      6,489
Real estate, furniture, and equipment at cost, net of
  accumulated depreciation of:
  $47,527-1998; $39,053-1997                             50,950     45,465
Deferred policy acquisition costs                       109,774     98,110
Excess of cost over fair value of net assets acquired,
  net of accumulated amortization of:
  $5,032-1998; $3,686-1997                               20,391     17,337
Other assets                                             26,188     21,349
                                                      ---------  ---------
Total assets                                         $2,432,168  2,306,191
                                                      =========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Liabilities:
-----------
Reserve for losses                                   $1,014,386    984,393
Reserve for loss expenses                               178,888    176,776
Unearned premiums                                       400,143    373,766
Convertible subordinated debentures                       6,219      6,845
Short-term debt                                          28,287     17,400
Notes payable                                            82,572     89,714
Current Federal income tax                                   86      1,747

Deferred Federal income tax                               7,226          -
Other liabilities                                       106,778     90,234
                                                      ---------  ---------
Total liabilities                                     1,824,585  1,740,875
                                                      ---------  ---------

Stockholders' Equity:
--------------------
Common stock of $2 par value per share:
Authorized shares: 180,000,000
  Issued: 37,416,237-1998; 36,363,856-1997               74,833     72,728
Additional paid-in capital                               45,449     30,450
Retained earnings                                       477,118    439,811
Accumulated other comprehensive income                  114,323     89,051
Treasury stock at cost
  (shares: 8,892,335-1998; 7,097,462-1997)              (97,990)   (59,785)
Deferred compensation expense and notes receivable
  from stock sales                                       (6,150)    (6,939)
                                                      ---------  ---------
Total stockholders' equity                              607,583    565,316
Commitments and contingencies (notes 7 and 19)        ---------   --------
Total liabilities and stockholders' equity           $2,432,168  2,306,191
                                                      =========  =========
  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------

Year ended December 31,                           1998      1997     1996
(in thousands, except per share amounts)
----------------------------------------------------------------------------
Revenues:
--------
Net premiums written                          $ 748,873   717,618   692,239
Net (increase) decrease in unearned
  premiums and prepaid reinsurance premiums     (25,881)  (41,350)    2,708
                                                -------   -------   -------
Net premiums earned                             722,992   676,268   694,947
Net investment income earned                     99,196   100,530    96,952
Net realized gains (losses)                      (2,139)    6,021     2,786
Fee-for-service revenue                          14,100     8,236     6,378
Other income                                      3,180     3,128     3,717
                                                -------   -------   -------
Total revenues                                  837,329   794,183   804,780
                                                -------   -------   -------
Expenses:
--------
Losses incurred                                 433,316   383,996   420,943
Loss expenses incurred                           74,484    77,217    75,783
Policy acquisition costs                        235,523   212,902   214,266
Dividends to policyholders                        5,329     4,855     5,035
Interest expense                                  9,409     9,592     9,185
Fee-for-service expenses                         11,883     7,471     4,573
Other expenses                                    3,681     7,130     5,906
                                                -------   -------   -------
Total expenses                                  773,625   703,163   735,691
                                                -------   -------   -------
Income before Federal income tax                 63,704    91,020    69,089
                                                -------   -------   -------
Federal income tax expense:
------------------------------------
Current                                           9,879    16,688     9,947
Deferred                                            255     4,724    (3,591)
                                                -------   -------   -------
Total Federal income tax expense                 10,134    21,412    13,538
                                                -------   -------   -------
Net income                                    $ 53,570    69,608    55,551
                                                =======   =======   =======
Earnings per share:
------------------
Basic                                         $    1.88      2.41     1.92
Diluted                                       $    1.74      2.27     1.83

  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
----------------------------------------------

Year ended December 31,        1998            1997            1996
(in thousands,
except per share amounts)
----------------------------------------------------------------------------
Common stock:
------------
Beginning of year         $  72,728          71,644          70,588
Dividend reinvestment plan
  (shares: 52,183-1998;
  49,206-1997;
  68,104-1996)                  104              98             136
Convertible subordinated
  debentures
  (shares: 88,412-1998;
  9,448-1997;
  53,632-1996)                  177              19             108
Stock purchase and
  compensation plans
  (shares: 600,113-1998;
  483,028-1997;
  406,082-1996)               1,201             967             812
Stock issued for acquisition
 (shares: 311,673-1998)         623               -               -
                            -------         -------         -------
End of year                  74,833          72,728          71,644
                            -------         -------         -------
Additional paid-in capital:
--------------------------
Beginning of year            30,450          18,060          10,777
Dividend reinvestment plan    1,046           1,033           1,011
Convertible subordinated
  debentures                    448              48             272
Stock purchase and
  compensation plans          7,861          11,309           6,000
Stock issued for
  acquisition                 5,644               -               -
                            -------         -------         -------
End of year                  45,449          30,450          18,060
                            -------         -------         -------

Retained earnings:
-----------------

Beginning of year           439,811         386,601         347,318
Net income                   53,570  53,570  69,608  69,608  55,551  55,551
Cash dividends to
  stockholders
  ($.56 per share)          (16,263)        (16,398)        (16,268)
                            -------         -------         -------
End of year                 477,118         439,811         386,601
                            -------         -------         -------

Accumulated other
comprehensive income:
--------------------
Beginning of year            89,051          52,728          56,740
Other comprehensive
  income-increase
  (decrease) in net
  unrealized gains
  on available-for-sale
  securities, net of
  deferred income
  tax effect                 25,272 25,272   36,323 36,323   (4,012) (4,012)
                            ------- ------  ------- ------  -------  ------
End of year                 114,323          89,051          52,728
                            -------         -------         -------
    Comprehensive income            78,842         105,931           51,539
                                    ======         =======           ======

Treasury stock:
--------------
Beginning of year           (59,785)        (50,680)        (46,429)
Acquisition of treasury
  stock
  (shares: 1 794,873-1998;
  364,200-1997;
  238,884-1996)             (38,205)         (9,105)         (4,251)
                            -------         -------         -------
End of year                 (97,990)        (59,785)        (50,680)
                            -------         -------         -------
Deferred compensation
  expense and notes
  receivable from stock sales:
------------------------------
Beginning of year            (6,939)         (4,054)         (2,245)
Deferred compensation
  expense                      (966)         (6,016)         (2,984)
Amortization of deferred
  compensation expense
  and amounts
  received on notes           1,755           3,131           1,175
                            -------         -------         -------
End of year                  (6,150)         (6,939)         (4,054)
                            -------         -------         -------

Total stockholders' equity
  (per share: $21.30 1998;
  $19.32 1997;
  $16.31 1996)             $607,583         565,316         474,299
                            =======         =======         =======



  The Company also has authorized, but not issued, 5,000,000 shares of preferred stock without par value of which 300,000 shares have been designated Series A junior preferred stock without par value.

  See accompanying notes to consolidated financial statements.

PAGE

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
Year ended December 31,                         1998      1997      1996
(in thousands)
----------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------
Net income                                   $  53,570    69,608    55,551
                                                ------    ------    ------

Adjustments to reconcile net income to
  net cash provided by operating activities:

Increase (decrease) in reserves for losses
  and loss expenses, net of reinsurance
  recoverable on unpaid losses and loss
  expenses                                      15,849    (2,613)   40,902
Net increase (decrease) in unearned premiums
  and prepaid reinsurance premiums              25,881    41,350    (2,708)
(Increase) decrease in net Federal income tax   (1,411)    2,743     5,327
Depreciation and amortization                    9,273     8,143     5,950
(Increase) decrease in premiums and other
  receivables                                  (37,507)  (44,778)   13,186
Increase in deferred policy acquisition costs  (11,664)  (14,960)     (950)
Decrease (increase) in interest and dividends
  due or accrued                                 1,065       693      (548)
Increase in reinsurance recoverable
  on paid losses and loss expenses                (407)   (3,225)   (2,694)
Net realized losses (gains)                      2,139    (6,021)   (2,786)
Other net                                         (162)       (9)  (21,004)
                                                ------    ------    ------
Net adjustments                                  3,056   (18,677)   34,675
                                                ------   -------    ------
Net cash provided by operating activities       56,626    50,931    90,226
                                                ------   -------   -------

INVESTING ACTIVITIES
--------------------
Purchase of debt securities, held-to-maturity (12,682) (41,409) (65,277) Purchase of debt securities,
  available-for-sale                          (178,213) (148,492) (173,506)
Purchase of equity securities,
  available-for-sale                           (46,131)  (33,275)  (30,931)
Purchase of other investments                  (21,030)  (17,681)        -
Sale of debt securities, available-for-sale     64,648    54,107    49,626
Redemption and maturities of debt securities,
  held-to-maturity                              64,464    63,979    72,111
Redemption and maturities of debt securities,
  available-for-sale                            90,392    51,768    61,215
Sale of equity securities, available-for-sale   27,891    19,734    10,917
Proceeds from other investments                 20,690     1,205       191
Increase (decrease) in net payable from security
  transactions                                   8,655     4,553    (1,377)
Net additions to real estate, furniture
  and equipment                                (11,160)   (4,055)   (4,588)
                                               -------   -------   -------
Net cash provided by (used in)
  investing activities                           7,524   (49,566)  (81,619)
                                               -------   -------   -------

FINANCING ACTIVITIES
--------------------
Dividends to stockholders                      (16,263)  (16,398)  (16,268)
Acquisition of treasury stock                  (38,205)   (9,105)   (4,251)
Principal payment of notes payable             (10,972)   (7,143)   (7,143)
Proceeds from short-term debt                   10,762    17,400         -
Net proceeds from issuance
  of common stock                               16,479    13,407     7,959
Increase in deferred compensation expense
  and amounts received on notes receivable
  from stock sale                                 (913)   (5,750)   (2,915)
                                               -------   -------   -------
Net cash used in financing activities          (39,112)   (7,589)  (22,618)
                                               -------   -------   -------
Net increase (decrease) in short-term
  investments and cash                          25,038    (6,224)  (14,011)
Short-term investments and cash
  at beginning of year                          33,798    40,022    54,033
                                               -------   -------   -------
Short-term investments and cash
  at end of year                             $  58,836    33,798    40,022
                                               =======   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
-------------------------------------
Cash paid during the year for:
-----------------------------
Interest                                      $  9,527     9,224     9,597
Federal income tax                              11,554    18,669     8,211

Supplemental schedule of noncash
  financing activities:
-------------------------------------------
Conversion of convertible subordinated
  debentures                                       626        67       380


  See accompanying notes to consolidated financial statements.

PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
December 31, 1998, 1997, 1996


NOTE 1  Summary of Significant Accounting Policies
--------------------------------------------------

(a) Consolidation Policy
    The consolidated financial statements include the accounts of Selective Insurance Group, Inc. ("Selective") and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

(b) Adoption of Accounting Policies
    Effective January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FASB 130"), Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FASB 131") and Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("FASB 132"). FASB 130 establishes standards for reporting comprehensive income and its components, in general purpose financial statements. FASB 131 establishes standards for reporting information about operating segments. FASB 132 standardizes the disclosures for pensions and other post retirement benefits to facilitate financial analysis. Prior period comparative information has been restated to conform with FASB 130, 131, and 132, which had no impact on the Company's results of operations or financial condition.

    During 1998, the Company adopted the American Institute of Certified Public Accountants' ("AICPA") Statement of Position No. 97-3 "Accounting by Insurance and Other Enterprises for Insurance related Assessments" ("SOP 97-3") and the AICPA Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 97-3 establishes standards for accounting for guaranty-fund and certain other insurance related assessments. SOP 97-3 had no material effect on the Company's results of operations or financial condition. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal-use. As a result of SOP 98-1, the Company capitalized $3 million of internal computer software development costs during 1998, which will be amortized over a five year period.

(c) Investments
    Debt securities, held-to-maturity are carried at amortized cost because management has the ability and intent to hold such securities until maturity. Securities, available-for-sale are carried at fair value. Net unrealized gains and losses on debt securities, held-to-maturity are not reflected in consolidated net income or stockholders' equity. Net unrealized gains and losses on securities, available-for-sale, net of deferred income tax effect, are not reflected in consolidated net income, but are included in comprehensive income as well as accumulated other comprehensive income, a separate component of stockholders' equity. No material investments of the Company were non-income producing for the years ended December 31, 1998 and 1997.

    Realized gains and losses are determined on the basis of the cost of specific investments sold and are credited or charged to income. In the event that a decline in fair value of an investment is considered to be other than temporary, such investments are written down to their net realizable value.

(d) Reinsurance
    The Company records its ceded reinsurance transactions on a gross basis on the balance sheet which results in reinsurance recoverables on unpaid losses and loss expenses and ceded unearned premiums (prepaid reinsurance). The Company also discloses reinsurance amounts for ceded premiums written and earned and ceded loss and loss expenses incurred.

(e) Stock-Based Compensation
    The Company adopted the FASB Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FASB 123") effective January 1, 1996. FASB 123 establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FASB 123, the Company will continue to use the accounting method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FASB 123, had been applied.

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

(g) Deferred Policy Acquisition Costs
    Policy acquisition costs are directly related to the writing of an insurance policy and are deferred and amortized over the life of the policies in order to facilitate a matching of revenues and expenses. The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss adjustment expenses, policyholder dividends and other expenses for maintenance of policies in force. The investment yields assumed for each reporting period, which are based upon the Company's actual average investment yield, before-tax, were 5.7%, 6.0% and 6.1% for 1998, 1997 and 1996, respectively.

PAGE

(h) Goodwill
    On December 8, 1998, the Company acquired PDA Software Services, Inc., in a share exchange, accounted for as a purchase. The purchase price amounted to approximately $6,601,000, and included approximately $4,400,000 of goodwill, which is being amortized over nine years. In the share exchange, 311,673 shares of the Company's common stock were issued.

    On November 14, 1997, the Company acquired the net assets of MCSI/MRSI, in a newly formed subsidiary, Alta Services LLC, a nonrisk-bearing managed care company. The total purchase price was approximately $8,291,000, with the possibility of up to $10,000,000 of additional purchase price if certain growth and profitability objectives are achieved over the next five years. The purchase price included approximately $8,060,000 of goodwill, which is being amortized over nine years.

(i) Use of Estimates
    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(j) Reserves for Losses and Loss Expenses
    In accordance with industry practice, the Company maintains reserves for losses and loss expenses. These reserves are made up of both case reserves and reserves for claims incurred but not yet reported ("IBNR"). Case reserves result from a claim that has been reported to an insurance subsidiary and is estimated at the amount of ultimate payment. Additional IBNR reserves are established based on generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events.

    The internal assumptions considered by the Company in the estimation of the IBNR amounts for both environmental and non-environmental reserves at the Company's reporting dates are based on: (i) an analysis of both paid and incurred loss and loss expense development trends; (ii) an analysis of both paid and incurred claim count development trends; (iii) the exposure estimates for reported claims; (iv) recent development on exposure estimates with respect to individual large claims and the aggregate of all claims; (v) the rate at which new environmental claims are being reported; (vi) actuarial modeling of environmental claims; and (vii) patterns of events observed by claims personnel or reported to them by defense counsel. External factors identified by the Company in the estimation of IBNR for both environmental and non-environmental IBNR reserves include: legislative enactments, judicial decisions, legal developments in the determination of liability and the imposition of damages; and trends in general economic conditions, including the effects of inflation. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items as described that are expected by management to affect the Company's reserves for losses and loss expenses over time.

    By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. The ultimate actual liability may be higher or lower than reserves established. The Company receives an actuarial opinion as to the adequacy of its reserves from its Vice President and Actuary but does not receive an independent actuarial opinion as to such reserves. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods, however, the loss reserves include anticipated recoveries for salvage and subrogation claims. Such salvage and subrogation amounted to $31,344,000 and $30,084,000 in 1998 and 1997, respectively.

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

PAGE

(k) Premium Revenue
    Premiums written include direct writings plus reinsurance assumed and estimates of premiums earned but unbilled on the workers' compensation line of insurance, less reinsurance ceded to other insurers. Premiums written are recognized as revenue over the period that coverage is provided using the semi-monthly pro rata method. Unearned premiums and prepaid reinsurance premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

(l) Federal Income Tax
    The Company uses the asset and liability method of accounting for income taxes. Deferred Federal income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of the Company's assets and liabilities, as well as tax on net unrealized gains or losses on securities, available-for-sale. A valuation allowance is established when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of enactment.

(m) Statement of Cash Flows
    Short-term investments comprise of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase.


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

    (2) Indebtedness: The fair value of the Convertible Subordinated Debentures is based on quoted market prices. The fair values of the 7.84% Senior Notes due November 15, 2002 and the 8.77% Senior Notes due August 1, 2005 were estimated using a cash flow analysis based upon Selective's current incremental borrowing rate for the remaining term of the loan.

(o) Reclassifications
    Certain amounts in the Company's prior years' consolidated financial statements have been reclassified to conform with the 1998 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.


NOTE 2 Pending Accounting Pronouncements
----------------------------------------
    In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FASB 133"). FASB 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company does not currently invest in derivative securities, therefore the adoption of this statement is not expected to have a material effect on the Company's results of operations or financial condition.

Note 3  Policy Acquisition Costs
--------------------------------
    Changes in deferred policy acquisition costs and policy acquisition costs expensed are summarized as follows:

(in thousands)                       1998          1997         1996
------------------------------------------------------------------------
Deferred policy acquisitions
 costs:
Deferred, January 1              $  98,110        83,150       82,200
Additions:
Commissions                        114,173       106,329      102,357
Labor costs                         43,392        41,971       39,371
Premium taxes and
 assessments                        17,147        14,312       13,344
Other                               29,955        27,072       26,448
                                   -------       -------      -------
Total additions                    204,667       189,684      181,520
                                   -------       -------      -------
Amortized to expense              (193,003)     (174,724)    (180,570)
                                   -------       -------      -------
Deferred, December 31            $ 109,774        98,110       83,150
                                   =======       =======      =======
Policy acquisition costs:
Amortized to expense             $193,003        174,724      180,570
Period costs                       42,520         38,178       33,696
                                  -------        -------      -------
Total policy
 acquisition costs               $235,523        212,902      214,266
                                  =======        =======      =======

PAGE

NOTE 4  Investments
-------------------


(a) The components of net investment income earned are as follows:

(in thousands)                        1998       1997       1996
-----------------------------------------------------------------
Debt securities                    $ 89,928     93,894     91,558
Equity securities                     5,775      5,002      3,168
Short-term investments                1,705      1,266      1,983
Other                                 3,140      1,702      1,501
                                     ------     ------     ------
                                    100,548    101,864     98,210
Investment expenses                  (1,352)    (1,334)    (1,258)
                                     ------     ------     ------
Net investment
    income earned                  $ 99,196    100,530     96,952
                                     ======     ======     ======

(b) Net unrealized gains on debt securities, held-to-maturity are as follows:

(in thousands)                        1998       1997       1996
----------------------------------------------------------------
Net unrealized gains                $14,799     16,082     12,481
Increase (decrease) in net           ======     ======     ======
    unrealized gains               $ (1,283)     3,601     (8,378)
                                     ======     ======     ======

(c) Gross and net unrealized gains (losses) on securities, available-for-sale are as follows:

(in thousands)                        1998       1997       1996
----------------------------------------------------------------
Debt securities:
Gains                               $44,227     36,126     23,877
Losses                               (2,579)      (796)    (4,470)
                                     ------     ------     ------
                                     41,648     35,330     19,407
                                     ------     ------     ------
Equity securities:
Gains                               140,001    104,147     64,979
Losses                               (5,768)    (2,476)    (3,266)
                                     ------     ------     ------
                                    134,233    101,671     61,713
                                     ------     ------     ------
Net unrealized gains
    on available-for-sale
    securities                      175,881    137,001     81,120
Deferred income tax
    expense                         (61,558)   (47,950)   (28,392)
                                     ------     ------     ------
Net unrealized gains,
    net of deferred income tax     $114,323     89,051     52,728
                                     ======     ======     ======
Increase (decrease) in net
    unrealized gains, net
    of deferred income tax         $ 25,272     36,323     (4,012)
                                     ======     ======     ======


(d) The amortized cost, estimated fair values and gross unrealized gains (losses) of debt securities, held-to-maturity at December 31, 1998 and 1997, respectively, are as follows:
                                                               Gross
                                         Amortized          Unrealized
                                            Cost               Gains
(in thousands)                         1998     1997        1998     1997
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $ 12,649   15,569         463      601
Obligations of states and
 political subdivisions             317,070  357,380      13,712   14,951
Mortgage-backed securities           28,661   37,220         644      729
Total debt securities,              -------  -------      ------   ------
  held-to-maturity                 $358,380  410,169      14,819   16,281
                                    =======  =======      ======   ======

---------------------------------------------------------------------------
                                          Gross
                                        Unrealized              Fair
                                          Losses                Value
(in thousands)                         1998     1997        1998     1997
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $      -      (35)     13,112    16,135
Obligations of states and
 political subdivisions                 (19)    (149)    330,763   372,182
Mortgage-backed securities               (1)     (15)     29,304    37,934
Total debt securities,                -----     -----    -------   -------
  held-to-maturity                 $    (20)    (199)    373,179   426,251
                                      =====     =====    =======   =======

(e) The cost/amortized cost, estimated fair values and gross unrealized gains (losses) of securities, available-for-sale at December 31, 1998 and 1997, respectively, are as follows:
                                            Cost/              Gross
                                         Amortized          Unrealized
                                            Cost               Gains
(in thousands)                         1998     1997        1998     1997
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                        $  105,141   149,038       4,009    4,741
Obligations of states and
 political subdivisions             397,310   291,210      19,373   14,810
Corporate securities                460,425   489,329      18,782   14,948
Asset-backed securities              34,788    41,060         519      412
Mortgage-backed securities           35,964    38,423       1,545    1,215
                                    -------   -------      ------   ------
Debt securities,
 available-for-sale               1,033,628 1,009,060      44,228   36,126
Equity securities,
 available-for-sale                 135,758   120,602     140,001  104,147
Total securities,                 ---------   -------     -------   ------
 available-for-sale              $1,169,386 1,129,662     184,229  140,273
                                  ========= =========     =======   ======

---------------------------------------------------------------------------
                                           Gross
                                        Unrealized              Fair
                                          Losses                Value
(in thousands)                         1998     1997        1998     1997
---------------------------------------------------------------------------
U.S. government
 and government
 agencies                          $    (10)     (43)     109,140   153,736
Obligations of states and
 political subdivisions                (209)       -      416,474   306,020
Corporate securities                 (2,177)    (753)     477,030   503,524
Asset-backed securities                (183)       -       35,124    41,472
Mortgage-backed securities               -         -       37,508    39,638
                                     ------    ------     -------   -------
Debt securities,
 availabe-for-sale                   (2,579)    (796)   1,075,276 1,044,390
Equity securities,
 available-for-sale                  (5,768)  (2,476)     269,991   222,273
Total securities,                     -----    ------   --------- ---------
 available-for-sale                $ (8,347)  (3,272)   1,345,267 1,266,663
                                      =====    ======   ========= =========

PAGE

(f) Realized gains (losses) are as follows:

(in thousands)                          1998      1997      1996
-----------------------------------------------------------------
Debt securities,
  held-to-maturity
Gains                               $   129        209         -
Losses                                   -          -          -
Debt securities,
  available-for-sale
Gains                                 1,086        272       845
Losses                                 (271)      (644)     (569)
Equity securities,
  available-for-sale
Gains                                 5,513      7,878     3,532
Losses                               (8,596)      (199)   (1,022)
                                      -----      -----     -----

Net realized gains on
    investments                      (2,139)     7,516     2,786
Real estate loss                          -     (1,495)        -
                                      -----      -----     -----
Net realized gains (losses)         $(2,139)     6,021     2,786
                                      =====      =====     =====

(g) The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity are shown below. Mortgage-backed securities are included in the maturity tables using the estimated average life. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

  Listed below are debt securities, held-to-maturity:

                                           Amortized            Fair
(in thousands)                                Cost              Value
------------------------------------------------------------------------
Due in one year or less                 $    50,285             51,347
Due after one year through
  five years                                236,710            244,389
Due after five years through
  ten years                                  64,581             70,220
Due after ten years through
  fifteen years                               6,321              6,531
Due after fifteen years                         483                692
                                            -------            -------
Total debt securities,
  held-to-maturity                      $   358,380            373,179
                                            =======            =======


Listed below are debt securities, available-for-sale:

                                          Amortized              Fair
(in thousands)                               Cost               Value
--------------------------------------------------------------------------
Due in one year or less                 $    76,562             77,750
Due after one year through
  five years                                389,521            405,870
Due after five years through
  ten years                                 479,925            502,430
Due after ten years through
  fifteen years                              77,351             78,948
Due after fifteen years                      10,269             10,278
                                            -------            -------
Total debt securities,
  held-to-maturity                      $ 1,033,628          1,075,276
                                          =========          =========

(h) Certain securities were on deposit with various state regulatory agencies to comply with insurance laws amounting to $13,197,000 and $12,965,000 as of December 31, 1998 and 1997, respectively.

(i) The Company is not exposed to significant concentrations of credit risk within the investment portfolio.

(j) For 1998, the components of comprehensive income, both gross and net of tax, are as follows:

(in thousands)                  Gross         Tax          Net
---------------------------------------------------------------
Net income                  $  63,704        10,134      53,570
Components of other
comprehensive income:
   Unrealized holding
    gains during the period    33,142        11,600      21,542
   Reclassification
    adjustment                  5,738         2,008       3,730
                              -------       -------     -------
   Other comprehensive
    income                  $  38,880        13,608      25,272

Comprehensive income        $ 102,584        23,742      78,842
                              =======       =======     =======

   Other comprehensive income on the consolidated statement of stock-holders' equity is net of deferred income tax expense (benefit) of $13,608, $19,558 and $(2,160) for 1998, 1997 and 1996, respectively.

NOTE 5  Federal Income Tax
--------------------------

(a) A reconciliation of Federal income tax on pretax earnings at the corporate rate to the effective tax rate is as follows:

                                      1998         1997         1996
------------------------------------------------------------------------
Corporate tax rate                    35.0%        35.0         35.0
Tax-exempt interest                  (15.8)       (10.9)       (15.3)
Dividends received
    deduction                         (3.5)        (1.5)        (1.0)
Other                                   .2           .9           .9
                                      ----         ----         ----
Effective tax rate                    15.9%        23.5         19.6
                                      ====         ====         ====


(b) The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

(in thousands)                                     1998          1997
------------------------------------------------------------------------

Deferred tax liabilities:
Deferred policy acquisition costs               $ 38,421        34,339
Unrealized gains on securities,
    available-for-sale                            61,558        47,950
Accelerated depreciation                           3,562         3,718
Other                                              4,664         5,601
                                                  ------        ------
Total deferred tax liabilities                   108,205        91,608

Deferred tax assets:
Net loss reserve discounting                      64,956        65,670
Net unearned premiums                             25,792        23,981
Self-insured employee benefit reserves             1,954         1,851
Pension                                            2,838         1,880
Other                                              5,989         5,265
                                                  ------        ------
Total deferred tax (liabilities) assets          101,529        98,647
Valuation allowance recognized for
    deferred tax assets                              550           550
                                                  ------        ------

Net deferred tax assets                        $  (7,226)        6,489
                                                  ======        ======


  The Company has established a valuation allowance of $550,000 for the net operating losses, which were acquired with Niagara Exchange Corporation and are available under certain conditions for utilization through the year 2004.




                                     Page 36

PAGE



NOTE 6  Indebtedness
--------------------

(a) Convertible Subordinated Debentures

    The Debentures were issued under an Indenture dated December 29, 1982, ("Indenture") in the principal amount of $25,000,000, bearing interest at a rate of 8.75% per annum, which is payable on the unpaid principal semiannually on January 1 and July 1 in each year to holders of record at the close of business on the preceding December 15 and June 15. The Debentures are convertible into common stock at an effective conversion price of $7.08 per share. The principal amount of the Debentures, including any accrued interest, is due on January 1, 2008.

    The Indenture requires the Company to retire, through the operation of a mandatory sinking fund, 5% of the original $25,000,000 aggregate principal amount of the debentures on January 1 of each of the years, from 1994, to and including 2007. Voluntary conversions have satisfied this obligation through the year 2007.

(b) Notes Payable

    (1)On August 12, 1994, the Company entered into a $54,000,000 note purchase agreement with various lenders covering the 8.77% Senior Notes. The Company is required to pay $18,000,000 principal amount in each year commencing on August 1, 2003 and ending on August 1, 2005, inclusive, together with accrued interest thereon. The unpaid principal amount of the 8.77% Senior Notes accrues interest and is payable semiannually on February 1 and August 1 of each year, until the principal is paid in full.

    (2) On November 24, 1992, the Company entered into a $50,000,000 note purchase agreement with various lenders covering the 7.84% Senior Notes. The Company made its third required principal payment of the 7.84% Senior Notes of $7,143,000 on November 15, 1998. The Company will continue to make the required principal payment of $7,143,000 per annum through November 15, 2001, inclusive, together with accrued interest thereon. Any outstanding principal amount of the 7.84% Senior Notes on November 15, 2002, will be payable on that date, including any accrued interest. The unpaid principal amount of the 7.84% Senior Notes accrues interest and is payable semiannually on May 15 and November 15 of each year, until the principal is paid in full.

    Both note purchase agreements contain restrictive covenants that limit the Company's ability to declare dividends or incur additional indebtedness. At December 31, 1998, the amount available for dividends to stockholders under said restrictions was $213,401,000.

(c) Short-term Debt

    The Company has revolving lines of credit amounting to $50,000,000 at December 31 for both 1998 and 1997. At December 31, 1998 and 1997, respectively, $28,287,000 and $17,400,000, was outstanding under these lines. Interest is determined on a LIBOR, prime rate or money market rate basis at the Company's option. At December 31, 1998 and 1997 there was approximately $215,078 and $195,600, in accrued interest relating to the outstanding balance and the weighted average interest rate on these borrowings was 5.7% and 6.1%, respectively. The amount available under these agreements at December 31, 1998 and 1997, was $21,713,000 and $32,600,000,
respectively.

Note 7  Reinsurance
-------------------
    In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts which protect against losses over stipulated amounts arising from any one occurrence or event. The reinsurance arrangements provide greater diversification of business and can serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

    The insurance subsidiaries are contingently liable to the extent that any reinsurer becomes unable to meet its contractual obligations. The Company reviews the financial condition of its existing reinsurers for any potential write-offs of uncollectible amounts. At December 31, 1998, the Company had prepaid reinsurance premiums and net reinsurance recoverables with American Re-Insurance Company (rated "A++ Superior" by A.M. Best Company, Inc.) and a state insurance fund that amounted to $83,833,000 and $30,342,000, respectively. The Company has a $35,000,000 trust fund agreement with American Re-Insurance Company to secure a portion of their recoverable amounts.

    The following is a table of assumed and ceded amounts by income statement caption:



(in thousands)                   1998         1997         1996
---------------------------------------------------------------------------
Premiums written:
Assumed                      $  19,583       19,195       27,908
Ceded                          (79,585)     (84,759)     (86,626)
Premiums earned:
Assumed                         21,239       20,708       29,356
Ceded                          (79,089)     (84,384)     (95,765)
Losses incurred:
Assumed                         16,339       10,876       16,158
Ceded                          (52,067)     (26,995)     (94,486)
Loss expenses incurred:
Assumed                          2,166        2,108        2,165
Ceded                           (2,349)      (2,490)      (4,318)


NOTE 8  Retirement Plans
------------------------

(a) Retirement Savings Plan

    The Company offers a voluntary defined contribution retirement savings plan with an added 401(k) feature to employees who meet eligibility requirements. The plan allows employees to make contributions to a number of diversified investment options including the Company's common stock, on a before and/or after-tax basis. During 1998 and 1997, 35,876 and 14,292 shares of the Company's common stock were issued under this plan, respectively.

                                     Page 37

PAGE


    The number of shares of the Company's common stock available to be purchased under the plan was 946,838 at December 31, 1998. Employees can contribute up to a maximum of 12% of their defined compensation and these contributions, up to a maximum of 6%, are matched 50% by the Company. The Company's contributions to the plan amounted to $1,597,000, $1,190,000 and $1,162,000 in 1998, 1997 and 1996, respectively.

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

    The plan's assets are generally invested in debt and equity securities. The debt securities are invested 100% in investment grade quality securities. The reconciliations of the plan are as follows:

---------------------------------------------------------------------------

(in thousands)                             1998               1997
---------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obigation, beginning
  of year                             $   54,198              44,136
Service cost                               3,340               2,792
Interest cost                              3,892               3,427
Actuarial losses                           7,257               5,287
Benefits paid                             (1,708)             (1,444)
                                          ------              ------
Benefit obligation, end of year       $   66,979              54,198
                                          ======              ======
Change in Fair Value of Assets:
Fair value of assets, beginning
  of year                             $   48,379              38,799
Actual return on plan assets
 (net of expenses)                         5,762               7,317
Contributions by the employer                650               3,690
Benefits paid                             (1,691)             (1,427)
                                          ------              ------
Fair value of assets, end of year     $   53,100              48,379
                                          ======              ======
Reconciliation of Funded Status:
Funded status                         $  (13,879)             (5,819)
Unrecognized prior service cost            1,328               1,565
Unrecognized net loss                      5,545                  22
                                          ------              ------
Net amount recognized                 $   (7,006)             (4,232)
                                          ======              ======

---------------------------------------------------------------------------

(dollars in thousands)                1998           1997           1996
---------------------------------------------------------------------------
Components of Net Periodic
  Benefit Cost:
Service cost                       $  3,340          2,792          3,203
Interest cost                         3,892          3,427          3,110
Expected return on plan assets       (4,043)        (3,316)        (2,856)
Amortization of unrecognized
 transition asset                         -              -           (102)
Amortization of unrecognized
 prior service cost                     237            237            208
Amortization of unrecognized
 net loss                                15              5            126
Settlement loss                           -              -             35
                                      -----          -----          -----
Net periodic benefit cost          $  3,441          3,145          3,724
                                      =====          =====          =====
Weighted-Average Assumptions
 as of December 31:
Discount rate                          6.50%          7.25           7.75
Expected return on plan assets         8.50%          8.50           8.50
Rate of compensation increase          4.50%          5.00           5.00

    All amounts in the reconciliation of funded status were recognized in the balance sheets for 1998 and 1997. There were no amounts to be included in other comprehensive income for the periods shown resulting from a change in the minimum pension liability.

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

    The reconciliations of the plan are presented as follows:

---------------------------------------------------------------------------

(in thousands)                             1998               1997
---------------------------------------------------------------------------
Change in Post Retirement Obligation:
Benefit obligation, beginning
  of year                             $    4,610               4,060
Service cost                                 165                 157
Interest cost                                340                 315
Actuarial losses                             451                 203
Benefits paid                               (251)               (125)
                                          ------              ------
Benefit obligation, end of year       $    5,315               4,610
                                          ======              ======

Reconciliation of Funded Status:
Funded status                         $   (5,315)             (4,610)
Unrecognized transition obligation           594                 640
Unrecognized net (gain) loss                  75                (381)
                                          ------              ------
Net amount recognized                 $   (4,646)             (4,351)
                                          ======              ======

---------------------------------------------------------------------------

(in thousands)                1998           1997           1996
---------------------------------------------------------------------------
Components of Net Post
 Retirement Cost:
Service cost                       $    165            157            159
Interest cost                           340            315            345
Amortization of unrecognized
 transition obligation                   46             46             46
Amortization of unrecognized
 net gain                                (6)           (14)             -
                                      -----          -----          -----
Net post retirement cost           $    545            504            550
                                      =====          =====          =====
Weighted-Average Assumptions
 as of December 31:
Discount rate                          6.50%          7.25           7.75
Rate of compensation increase          4.50%          5.00           5.00

    All amounts in the reconciliation of funded status were recognized in the balance sheets for 1998 and 1997. There was no unrecognized prior service costs for 1998 and 1997. There were no amounts to be included in other comprehensive income for the periods shown.

                                     Page 38

PAGE


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


NOTE 9  Incentive Compensation Plans
-------------------------------------

    The Company has incentive compensation plans in which all employees are eligible to participate based on corporate and individual performance goals. The total compensation costs charged to expense in connection with the plans were $5,217,000, $8,914,000 and $4,753,000 in 1998, 1997 and 1996,
respectively.


NOTE 10  Stock Compensation Plans
---------------------------------

    The Company has adopted the pro forma footnote disclosure-only provisions of FASB 123. Based on the fair value method consistent with the provisions of FASB 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts indicated below:

----------------------------------------------------------------------------
(in thousands, except per share amounts)   1998       1997       1996
----------------------------------------------------------------------------
Net income:
As reported                             $53,570     69,608     55,551
Pro forma                                52,142     69,142     54,493

Basic earnings per share:
As reported                                1.88       2.41       1.92
Pro forma                                  1.83       2.39       1.89

Diluted earnings per share:
As reported                                1.74       2.27       1.83
Pro forma                                  1.69       2.26       1.80


    The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: (i) risk free interest rate of 4.84%, 5.27% and 5.34% for the employee stock purchase plan and 4.76%, 6.04% and 6.04% for all other option plans; (ii) expected life of six months for the employee stock purchase plan and five years for all other option plans for all years; (iii) dividend yield of 2.4%, 2.4% and 3.3%; and
(iv) an expected volatility of 23%, 21% and 20%.

    The weighted-average fair value of options and stocks granted per share, during the year for 1998, 1997 and 1996, respectively, is as follows:

---------------------------------------------------------------------------
                                      1998         1997         1996
---------------------------------------------------------------------------
Stock option plans                  $ 4.00         5.15         3.19
Restricted stock                     26.41        18.77        17.02
Employee stock purchase plan:
  Six month option                    1.36         1.29         1.04
  15% of grant date market value      3.17         3.23         2.61
                                     -----        -----        -----
    Total                             4.53         4.52         3.65
Agents stock purchase plan:
  5% of grant date market value       1.14         1.18          .85


    A summary of the option transactions under the stock option plans is as follows:


--------------------------------------------------------------------------
                                                Stock          Weighted
                                                appre-         average
                                Number          ciation        exercise
                               of shares        rights         price
---------------------------------------------------------------------------
Outstanding at
    December 31, 1995         1,595,496         220,268         $13.70
Granted 1996                    386,400            -             17.67
Exercised 1996                 (106,804)        (18,744)         10.59
Forfeited 1996                  (55,044)        (51,756)         13.28
                                -------         -------          -----
Outstanding at
    December 31, 1996         1,820,048         149,768          14.76
Granted 1997                    313,400            -             23.17
Exercised 1997                 (156,636)         (6,022)         13.89
Forfeited 1997                  (40,122)        (35,946)         15.26
                                -------         -------          -----
Outstanding at
    December 31, 1997         1,936,690         107,800          16.17
Granted 1998                    240,700            -             19.90
Exercised 1998                 (253,176)         (3,362)         13.14
Forfeited 1998                  (34,562)        (60,438)         17.10
                                -------         -------          -----
Outstanding at
    December 31, 1998         1,889,652          44,000         $17.03
                                =======         =======          =====

    Options exercisable and their weighted average exercise price at year end are 1,754,448 and $16.35, 1,663,290 and $15.05, and 1,724,648 and
$14.75, for 1998, 1997 and 1996, respectively.

    The following table summarizes information about stock options outstanding and exercisable under the stock option plans at December 31, 1998:

                              Options Outstanding
--------------------------------------------------------------------------
                                    Weighted
                                    average
   Range of                         remaining               Weighted
   exercise         Number        contractual life           average
   prices          of shares         in years              exercise price
--------------------------------------------------------------------------
$  5 to 10          104,000            2.29                    $ 8.68
  10 to 15          692,852            5.15                     13.80
  15 to 20          831,800            8.01                     18.27
  20 to 28          261,000            8.85                     24.97
                    -------            ----                     -----
$  5 to 28        1,889,652            6.76                    $17.03
                  =========            ====                     =====



                              Options Exercisable
--------------------------------------------------------------------------

                                     Weighted
   Range of                           average
   exercise         Number           exercise
   prices          of shares          Price
--------------------------------------------------------------------------
$  5 to 10          104,000          $ 8.68
  10 to 15          692,852           13.80
  15 to 20          831,800           18.27
  20 to 28          125,796           24.07
                    -------            ----
$  5 to 28        1,754,448           16.35
                  =========           =====

PAGE

(a) Stock Option Plan

    Under the Company's stock option plan, 44,000 shares of the Company's common stock are reserved for issuance, upon exercise of stock options outstanding at December 31, 1998. This plan permitted the granting of qualified and nonqualified stock options to key employees, which may or may not have SARs attached. Options and related SARs were granted at not less than fair value on the date of the grant, are required to be exercised within ten years from the date of the grant and are exercisable immediately upon the grant. This plan expired in August 1992 and was replaced with the Company's stock option plan II.

    Compensation expense, based on the increase or decrease in the fair value of the Company's common stock, is charged or (credited) to other expense in recognition of the SARs attached to the granted options. Such amounts were $(1,481,000), $485,000 and $(456,000) in 1998, 1997 and 1996,
respectively.

(b) Stock Option Plan II

    Under the Company's stock option plan II, 3,160,054 shares of the Company's common stock are available for issuance at December 31, 1998. The plan permits the granting of qualified and nonqualified stock options to employees, which may or may not have SARs attached. Options and related SARs may be granted at not less than fair value on the date of the grant and may be subject to certain vesting periods as determined by the Company's Compensation Committee ("Committee"). Each grant must be exercised within ten years from the date of the grant. Under this plan, the Company granted options of 207,700, 277,400 and 173,700 for 1998, 1997 and 1996,
respectively.

    Under the Company's stock option plan II, the Committee may, at its discretion, make restricted or unrestricted grants of common stock, or grant rights to receive common stock, to employees in addition to or in substitution for options and/or SARs granted. The Company granted a total of 169,026, 207,375 and 168,454 restricted shares for 1998, 1997 and 1996, respectively, and 26,745, 41,400 and 12,200 shares were forfeited in 1998, 1997 and 1996, respectively. Each such grant must be expressly subject to the attainment of one or more performance-related objectives for certain executive officers, and may be subject to the attainment of one or more performance-related objectives for other employees, as determined by the Committee and set forth in an award agreement. Each such grant also is subject to a vesting period or other terms, conditions, restrictions and limitations as determined by the Committee in its discretion and set forth in an award agreement.

    During the vesting period, dividends are earned and held in escrow on the restricted shares subject to the same vesting period and conditions as set forth in the award agreement. Effective September 3, 1996, dividends earned on the restricted shares are reinvested in the Company's common stock at fair value. Included in the 1998 and 1997 restricted shares granted were 12,870 and 8,825 shares, respectively, that were issued through the dividend reinvestment feature.

    Deferred compensation expense is recognized for the fair value of the restricted shares when granted and is adjusted for the increases or decreases in the fair value of the Company's common stock for share awards subject to performance-related objectives and is amortized ratably over the vesting period. The unamortized amount is accounted for as a reduction of stockholders' equity. At December 31, 1998, 1997 and 1996, respectively, deferred compensation of $5,613,000, $6,239,000 and $2,957,000 was recorded as a reduction of stockholders' equity and the amounts amortized to expense in 1998, 1997 and 1996, respectively, were $1,593,000, $2,733,000 and
$974,000.


(c) Employee Stock Purchase Plan

    Under the terms of the employee stock purchase savings plan, the number of shares of common stock available to be purchased is 701,766. This plan is available to all employees who meet the eligibility requirements and provides for the issuance of options to purchase shares of common stock. The purchase price is the lower of: (i) 85% of the closing market price at the time the option is granted or (ii) 85% of the closing price at the time the option is exercised. The Company issued 74,613 shares, 49,897 shares and 57,772 shares in 1998, 1997 and 1996, respectively, to employees and charged to expense $235,000, $365,000 and $210,000 in 1998, 1997 and 1996,
respectively.

(d) Executive Stock and Stock Unit Awards

    During 1995, an officer of the Company was granted 27,728 shares of stock. The grant contained a graduated vesting provision under which shares vest over a three-year period beginning in 1995. At December 31, 1998, all shares were vested.

    Deferred compensation was recognized for the fair value of the shares granted and was amortized over the vesting period. At December 31, 1997, deferred compensation of $109,000 was recorded as a reduction of stockholders' equity and the amounts charged to expense in 1998, 1997 and 1996, respectively, were $110,000, $132,000 and $132,000.

    During 1998, certain officers of the Company were granted phantom stock units in lieu of grants of restricted stock. The total number of phantom stock units awarded in 1998 was 23,000. The value of the phantom stock units is being charged to expense over the estimated remaining employment period. The value of the phantom stock units will be paid in cash upon retirement.

(e) Stock Option Plan for Directors

    Under the Company's stock option plan for directors, 373,000 shares of the Company's common stock are available for issuance. Each Director who is not a full-time employee of the Company participates in the plan and automatically receives a nonqualified option to purchase 3,000 shares of common stock at not less than fair value on March 1 of each year. Each option becomes exercisable one year after the option was granted and expires no more than ten years from the date the option is granted. Under this plan, the Company granted options of 33,000, 36,000 and 39,000 for 1998, 1997 and 1996, respectively.

PAGE

(f) Stock Compensation Plan for Nonemployee Directors
    In May 1996, the shareholders approved the stock compensation plan for nonemployee Directors, effective January 1, 1997. The purpose of this plan is to provide for the payment of the annual compensation for the Directors' services in shares of the Company's common stock. The amount of common shares available for issuance under the plan is 380,896. The Company issued 7,872 shares and 11,232 shares during 1998 and 1997, respectively and charged to expense $243,000 and $290,000, respectively.

(g) Agent Stock Purchase Plan
    Under the terms of the agents' stock purchase plan, the number of shares of common stock available to be purchased is 1,003,874. This plan provides for four quarterly offerings in which independent insurance agents can purchase the Company's common stock at a 5% discount. The Company issued 85,672 shares, 84,996 shares and 109,986 shares in 1998, 1997 and 1996, respectively, to agents and charged to expense $98,000, $100,000 and $93,000 in 1998, 1997 and 1996, respectively.


Note 11 Stockholders Equity
----------------------------

    The Company maintains a dividend reinvestment and stock purchase plan, under which 369,911 shares of common stock are available for issuance. Shares purchased under this plan are issued at fair value.

Under a common stock repurchase program authorized by the Board of Directors on July 29, 1996 and extended on July 28, 1998, the Company can repurchase up to 2,000,000 shares of its common stock under each program or 4,000,000 shares in aggregate. In 1998, 1997 and 1996, the Company acquired 1,774,000 shares, 336,000 shares and 257,000 shares, respectively, at a total cost of $37,750,000, $8,498,000 and $4,289,000, respectively.

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

    Based on the 1998 statutory financial statements, the maximum dividends that can ultimately be paid to Selective in 1999 by Selective Insurance Company of America, Selective Way Insurance Company, Selective Insurance Company of the Southeast, Selective Insurance Company of South Carolina and Selective Insurance Company of New York are $25,933,000, $12,713,000, $3,885,000, $4,967,000 and $3,135,000, respectively.

    The National Association of Insurance Commissioners ("NAIC") has adopted risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. The implementation of RBC did not impact the operations of the Company's insurance subsidiaries since all of its subsidiaries have an amount above the authorized control level RBC, as defined by the NAIC.

NOTE 12  Preferred Share Purchase Rights Plan
---------------------------------------------
    On February 2, 1999, Selective's Board of Directors approved the amended and restated stockholder rights plan to revise certain terms and conditions of the current plan which was due to expire on November 6, 1999. The rights to purchase one two-hundredth of a share of Selective Series A Junior Preferred Stock at an exercise price of $80 are attached to all shares of Selective common stock and are exerciseable ten days after an announcement that a person or group has acquired 15% or more of the common stock (Acquiring Person) or ten business days after a person commences or announces its intent to make a tender offer which would result in their acquiring 15% or more of the common stock (Acquiring Person). If a person or group becomes an Acquiring Person, each right will entitle the holder, other than the Acquiring Person, to purchase the number of common shares having a market value of two times the exercise price of $80.

    If Selective is acquired in a merger, or 50% or more of its assets are sold, each right other than the rights of an Acquiring Person, will be exerciseable to purchase shares of the acquiring company having twice the market value of the $80 exercise price.

    Before an Acquiring Person acquires 50% or more of the common shares, Selective's Board may exchange rights, other than the rights of an Acquiring Person, at an exchange ratio of one share of common stock per right. The rights expire February 2, 2009, unless Selective's Board redeems them at $.01 per right before a person or group triggers the plan or unless Selective's Board exchanges them for common stock.

PAGE


NOTE 13 Reconciliation of Statutory to Generally Accepted Accounting Principles Financial Statements
---------------------------------------------------------------------

    (a) The following is a reconciliation of the differences between the Statutory Financial Statements and the Generally Accepted Accounting Principles ("GAAP") Financial Statements:

--------------------------------------------------------------------------
(in thousands)                         1998         1997         1996
--------------------------------------------------------------------------
Consolidated insurance
    subsidiaries - statutory basis
    net income                     $  50,223       70,652       66,207
Deferred policy acquisition
    costs                             11,664       14,960          950
Deferred Federal income taxes           (422)      (4,689)      (3,830)
Net losses of subsidiaries              (304)      (1,474)        (357)
Other, net                            (2,234)      (1,452)        (735)
Combined subsidiaries                 ------       ------       ------
    - GAAP basis                      58,927       77,997       62,235
Selective Insurance Group, Inc.,
    net of intercompany equity
    eliminations                      (5,357)      (8,389)      (6,684)
Consolidated financial                ------       ------       ------
    statement - GAAP basis
    net income                     $  53,570       69,608       55,551
                                      ======       ======       ======

--------------------------------------------------------------------------
(in thousands)                                 1998              1997
--------------------------------------------------------------------------
Combined insurance subsidiaries -
    statutory surplus                     $  509,513            485,936
Deferred policy acquisition costs            109,774             98,110
Deferred Federal income taxes                 (7,007)             6,846
Loss reserves                                  1,426              4,186
Net unrealized gains -  debt securities,
    available-for-sale                        41,649             35,330
Nonadmitted assets                            23,252             17,223
Other, net                                    (8,300)            (6,930)
Combined subsidiaries - GAAP                 -------            -------
    basis                                    670,307            640,701
Selective Insurance Group, Inc.
    net of intercompany equity
    eliminations                             (62,724)           (75,385)
Consolidated financial statement -           -------            -------
    GAAP basis stockholders' equity       $  607,583            565,316
                                             =======            =======

    (b) The insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various states of domicile. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. Furthermore, the NAIC had a project to codify statutory accounting practices, which when adopted, is expected to constitute the principal source of "prescribed" statutory accounting practices.


                                     Page 48

PAGE

NOTE 14 Earnings Per Share
--------------------------

    The following table provides a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net income for the year ended:

(in thousands,                Income          Shares        Per-Share
except per share amounts)   (Numerator)    (Denominator)     Amount
------------------------------------------------------------------------
1998
----
Basic EPS
Net Income available
 to common stockholders     $ 53,570          28,480        $   1.88
                                                                ====
Effect of Dilutive Securities
Restricted stock                  -              534
8.75% convertible
 subordinated debentures         375             926
Stock Options                   (989)            472
                              ------          ------
Diluted EPS
Income available to common
 stockholders + assumed
 conversions                $ 52,956          30,412        $   1.74
                              ======          ======            ====
------------------------------------------------------------------------
1997
----
Basic EPS
Net Income available
 to common stockholders     $ 69,608          28,909        $   2.41
                                                                ====
Effect of Dilutive Securities
Restricted stock                  -              404
8.75% convertible
 subordinated debentures         396             971
Stock Options                    263             641
                              ------          ------
Diluted EPS
Income available to common
 stockholders + assumed
 conversions                $ 70,267          30,925        $   2.27
                              ======          ======            ====
-------------------------------------------------------------------------
1996
----
Basic EPS
Net Income available
 to common stockholders     $ 55,551          28,860        $   1.92
                                                                ====
Effect of Dilutive Securities
Restricted stock                  -              224
8.75% convertible
 subordinated debentures         413           1,003
Stock Options                   (339)            273
                              ------          ------
Diluted EPS
Income available to common
 stockholders + assumed
 conversions                $ 55,625          30,360        $   1.83
                              ======          ======            ====

PAGE

NOTE 15  Liability for Unpaid Claims and Claim Adjustment Expenses
------------------------------------------------------------------

  The table below provides a roll-forward of reserves for losses and loss expenses for beginning and ending reserve balances:

--------------------------------------------------------------------------
(in thousands)                       1998          1997          1996
--------------------------------------------------------------------------
Gross reserves for losses
    and loss expenses at
    beginning of year           $  1,161,169    1,189,793    1,120,052
Less reinsurance recoverable
    on unpaid losses and loss
    expenses at beginning of
    year                             124,197      150,208      121,369
Net reserves for losses            ---------    ---------    ---------
    and loss expenses at
    beginning of year              1,036,972    1,039,585      998,683
Provision for losses and loss
    expenses for claims
    occurring in the current
    year                             510,319      471,337      505,904
Increase (decrease) in estimated
    losses and loss expenses for
    claims occurring in prior
    years                             (2,519)     (10,124)      (9,178)
                                   ---------    ---------    ---------
                                   1,544,772    1,500,798    1,495,409
                                   ---------    ---------    ---------
Net losses and loss expenses
    paid for claims occurring
    during:
Current year                         178,286      160,241      175,459
Prior years                          313,665      303,585      280,365
                                   ---------    ---------    ---------
                                     491,951      463,826      455,824
                                   ---------    ---------    ---------
Net reserves for losses and
    loss expenses at end of year   1,052,821    1,036,972    1,039,585
Reinsurance recoverable on
    unpaid losses and loss
    expenses at end of year          140,453      124,197      150,208
Gross reserves for losses          ---------      -------      -------
    and loss expenses at
    end of year                 $  1,193,274    1,161,169    1,189,793
                                   =========    =========    =========



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

NOTE 16  Fair Values of Financial Instruments
---------------------------------------------

    The following table presents the carrying amounts which are included in the consolidated balance sheets and estimated fair values of the Company's financial instruments as of December 31, 1998 and 1997:

---------------------------------------------------------------------------
                                    1998                      1997
                              ---------------------------------------------
                             Carrying     Fair         Carrying     Fair
(in thousands)                Amount      Value         Amount      Value
---------------------------------------------------------------------------
Financial assets:
Debt securities:
  Held-to-maturity         $  358,380    373,179        410,169    426,251
  Available-for-sale        1,075,276  1,075,276      1,044,390  1,044,390
Equity securities             269,991    269,991        222,273    222,273
Other investments              66,992     66,992         48,858     48,858

Financial liabilities:
8.77% Senior Notes             54,000     60,666         54,000     57,760
7.84% Senior Notes             28,572     30,257         35,714     36,267
                              -------    -------        -------    -------
Notes payable                  82,572     90,923         89,714     94,027
Debentures                      6,219     17,942          6,845     26,079

PAGE



NOTE 17  Segment Information
----------------------------

    The Company's subsidiaries are primarily engaged in the writing of property and casualty insurance. The Company has classified its business into four segments, each of which is managed separately. The four segments are commercial lines, personal lines, investment operations, and fee-for-service. All segments are evaluated based on their GAAP underwriting or operating results which are prepared using the accounting policies described in Note 1, "Summary of Significant Accounting Policies".

    The commercial lines and personal lines underwriting activities are sufficiently different in their products, regulations and marketing that they are managed separately. These underwriting results are determined taking into account net premiums earned, incurred losses and loss expenses, policy acquisition costs and other underwriting expenses and policyholders dividends. Similarly, management of the investment portfolio is separate from the insurance underwriting segments and has, therefore, have been classified as a segment. The fee-for-service operations are managed independently from the other segments and, therefore, have been classified separately. The fee-for-service segment consists of the operations of Alta, PDA, SelecTech and the flood business managed by the Company for the National Flood Insurance Program. The segments' results are determined taking into account the net revenues generated in each of the businesses, less the costs of operation.

    In computing the results of each segment, no adjustment is made for net realized gains (losses) on investments, interest expense, net general corporate expenses or federal income taxes. The Company does not maintain separate investment portfolios for the commercial lines and personal lines segments, and therefore, does not allocate assets to the segments.

    The following summary present revenues (net investment income in the case of the investments segment) and pretax income for the individual segments:

---------------------------------------------------------------------------

(in thousands)          1998                1997               1996
---------------------------------------------------------------------------
                            Income             Income              Income
                 Revenue    (loss)    Revenue  (loss)    Revenue   (loss)
---------------------------------------------------------------------------
Commercial
 Lines
 Underwriting    $506,020  $(32,871)  465,826  (13,305)  477,474  (24,846)
Personal
 Lines
 Underwriting     216,972     7,885   210,442   11,522   217,473    4,819
Investments        99,196    99,196   100,530  100,530    96,952   96,952
Fee-for-service
 Operations        14,100     2,217     8,236      765     6,378    1,969
                  -------   -------   -------  -------   -------  -------
Totals           $836,288  $ 76,427   785,034   99,512   798,277   78,894
                  =======   =======   =======  =======   =======  =======
Net realized on gains
 on investments              (2,139)             6,021              2,786
Interest expense             (9,409)            (9,592)            (9,185)
General corporate expenses   (1,175)            (4,921)            (3,406)
Income before               -------            -------            -------
 Federal income tax        $ 63,704             91,020             69,089
                            =======            =======            =======

NOTE 18  Related Party Transactions
-----------------------------------

    During the fourth quarter of 1994, certain officers of Selective exercised stock options by giving Selective promissory notes ($992,000) in payment for the stock purchased. The Company's noninterest bearing notes are secured by shares of the Company's common stock. The promissory notes are full recourse and subject to certain employment requirements.

    In August 1998, certain officers of Selective purchased stock on the open market with proceeds advanced by the Company. These officers gave Selective promissory notes ($1,773,000). The notes bear interest at 2.5% and are secured by the purchased shares of Selective's common stock. The promissory notes are full recourse and subject to certain employment requirements. The notes require the payments of interest and 7% of the original principal each year, with the remaining balance due at the end of ten years. At December 31, 1998, the principal amount outstanding was $1,729,000.

PAGE



NOTE 19  Commitments and Contingencies
--------------------------------------

    (a) Reserves established for liability insurance continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries have contained a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating the Company's exposure to environmental claims (for both cases and IBNR reserves) resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues. Legal issues which arise in environmental cases include the determination of whether a case is one for a federal or state forum, choice of law, causation, admissibility of evidence, allocation of damages and contribution among joint defendants, successor and predecessor liability and whether direct action against insurers can be maintained. Coverage issues which arise in environmental cases include the interpretation and application of policy exclusions, the determination and calculation of policy limits, the determination of the ultimate amount of a loss, the extent to which a loss is covered by a policy, if at all, the obligation of an insurer to defend a claim and the extent to which a party can prove the existence of coverage. Courts have reached different and sometimes inconsistent conclusions on these legal and coverage issues. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

    At December 31, 1998, the Company established a range of reasonably possible losses for known environmental exposures of approximately $10,000,000 to $43,000,000 on a gross basis, and $8,000,000 to $37,000,000, on a net basis. At December 31, 1998, the Company's reserves for environmental claims amounted to $54,128,000 on a gross basis (including IBNR reserves of $25,247,000) and $48,328,000 (including IBNR reserves of $23,447,000) on a net basis. The Company's case reserves for known environmental claims, excluding IBNR, were $28,881,000 on a gross basis and $24,881,000 on a net basis in connection with 2,072 claims, including multiple claimants who are associated with the same site or incident. These claims involved about 1,734 lawsuits. Of the 2,072 total environmental claims, 1,665 claims are asbestos related, of which 1,424 involve only two insureds. One such insured manufactured asbestos-containing products, while the other supplied asbestos-containing products. The reserve associated with these two insureds amounted to $6,320,000 on a gross basis and $2,520,000 on a net basis. About 106 of the total environmental claims involve approximately 27 landfills. The landfill sites account for reserves of approximately $11,089,000 on a gross basis and $10,889,000 on a net basis. The remaining claims, which represent about $11,472,000 both on a gross basis and net basis, involve leaking underground storage tanks, air pollution, as well as other asbestos claims. Litigation costs associated with environment claims have been significant, particularly for landfill claims.

    IBNR reserve estimation is often difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses and potential changes to state and federal statutes. Moreover, normal historically-based actuarial approaches do not apply because relevant history is not available. In addition, while models can be applied, such models can produce significantly different results with small changes in assumptions.

    The Company has established a range of reasonably possible IBNR losses for non-environmental net claims at December 31, 1998, of approximately $438,000,000 to $542,000,000 and at December 31, 1997, of approximately
$428,000,000 to $528,000,000. For each major product line of business, incurred and/or paid loss and loss expense projections were calculated using standard actuarial techniques on both an optimistic and pessimistic basis to construct an IBNR range for that product line. The overall range for non-environmental IBNR was selected based on statistical combinations of the ranges of the individual product lines. The Company's net IBNR reserves for non-environmental claims were $500,000,000 and $502,000,000 at December 31, 1998, and 1997, respectively.

    Based on the Company's aggregate reserve for net losses and loss expenses at December 31, 1998, the Company does not expect that liabilities associated with environmental and non-environmental claims will have a materially adverse impact on its future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from the Company's current estimates.

    The table on page 46 provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon. The total environmental claims gross incurred losses and loss expenses for 1998 increased by $8 million when compared to 1997. The increase was due to the greater number of new asbestos and non-asbestos related claims received during 1998, 888 claims received, compared to 555 claims received in 1997. The total environmental claims gross incurred losses and loss expenses for 1997 decreased by $19 million when compared to 1996. The decrease was primarily due to an increase in IBNR of $12 million in the 1996 gross incurred losses and loss expenses. In addition, the Company successfully resolved several significant claims in 1997 which reduced reserves $7 million on a gross basis and $1 million net of reinsurance.

PAGE

     The following table provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon:

--------------------------------------------------------------------------
(in thousands)                        1998            1997            1996
--------------------------------------------------------------------------
Asbestos                         Gross    Net    Gross   Net   Gross   Net
Environmental reserves           -----------------------------------------
 (including IBNR)for losses and
  loss expenses at the beginning
  of year                       $ 8,277  4,384   9,982  5,873   7,801  7,801
Incurred losses and loss expenses   219    269  (1,449)(1,233)  2,407 (1,702)
Less losses and loss expenses paid (247)  (247)   (256)  (256)   (226)  (226)
                                  -----  -----   -----  -----   -----  -----
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the end
  of year                       $ 8,249  4,406   8,277  4,384   9,982  5,873
                                  =====  =====   =====  =====   =====  =====

Non-Asbestos
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the
  beginning of year             $46,458 44,851  53,421 44,530  45,465 45,465
Incurred losses and
  loss expenses                   5,119  4,769    (887) 5,238  14,289  3,312
Less losses and loss
  expenses paid                  (5,698)(5,698) (6,076)(4,917) (6,333)(4,247)
                                 ------ ------  ------ ------  ------ ------
Environmental reserves
  (including IBNR) for losses
  and loss expenses at the
  end of year                   $45,879 43,922  46,458 44,851  53,421 44,530
                                 ====== ======  ====== ======  ====== ======

Total Environmental Claims
Environmental reserves
  (including IBNR) for losses
  and loss expenses
  at the beginning of year      $54,735 49,235  63,403 50,403  53,266 53,266
Incurred losses
  and loss expenses               5,338  5,038  (2,336) 4,005  16,696  1,610
Less losses and loss
  expenses paid                  (5,945)(5,945) (6,332)(5,173) (6,559)(4,473)
                                 ------ ------  ------ ------  ------ -------
Environmental reserves
  (including IBNR) for losses
  and loss expenses
  at the end of year            $54,128 48,328  54,735 49,235  63,403 50,403
                                 ====== ======  ====== ======  ====== ======


    (b) The Company purchases annuities from life insurance companies to fulfill obligations under claim settlements which provide for periodic future payments to claimants. As of December 31, 1998, the Company had purchased such annuities in the amount of $11,215,000 for settlement of claims on a structured basis for which the Company is contingently liable. To the Company's knowledge, none of the issuers of such annuities have defaulted in its obligations thereunder.

    (c) The Company has not experienced any significant year 2000 problems to date and management does not expect any significant problems that would impair operations as the company transitions to the new century. However, due to the magnitude and complexity of the year 2000 issue, even the most conscientious efforts cannot guarantee that every problem will be found and corrected prior to January 1, 2000.

    (d) The Company has various operating leases for office space and equipment. Such lease agreements, which expire at various times, are generally renewed or replaced by similar leases. Rental expense under these leases amounted to $5,979,000, $4,772,000 and $4,936,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    In addition, certain leases for rented premises and equipment are noncancelable, and liability for payment will continue even though the space or equipment may no longer be in use. At December 31, 1998, the total future minimum rental commitments under noncancelable leases was $16,018,000 and such yearly amounts are as follows:

---------------------------------------------------------------------------
(in thousands)
---------------------------------------------------------------------------
1999                                                          $  5,719
2000                                                             4,450
2001                                                             3,473
2002                                                             2,032
2003                                                               344
After 2003                                                           -
                                                                ------
Total minimum payment required                                $ 16,018
                                                                ======

PAGE

Quarterly Financial Information
-------------------------------

                                 1st Quarter               2nd Quarter
                          -------------------------------------------------
(unaudited, in
thousands, except
per share data)                1998       1997           1998       1997
---------------------------------------------------------------------------
Net premiums written      $  188,464    175,184        196,636    197,262
Net premiums earned          172,556    170,581        177,552    169,255
Net investment income
   earned                     25,108     24,432         24,080     24,694
Net realized gains (losses)    1,081        978          1,798        991
Fee-for-service revenue 1      3,010      1,589          3,271      1,750
Fee-for-service income 1         258        166            784        187
Operating income 2,3          15,253     16,065         12,442     16,459
Net income 2,3                15,956     16,701         13,610     17,103
Other comprehensive
   income (loss)              15,032     (8,565)          (195)    25,007
                              ------     -------          -----    ------
Total Comprehensive
   income                     30,988      8,136         13,415     42,110
Operating income per share:
Basic 2,3                        .53        .56            .43        .57
Diluted 2,3                      .53        .40            .54        .43
Net income per share:
Basic 2,3                        .55        .58            .47        .59
Diluted 2,3                      .50        .55            .44        .56
Dividends to stockholders 4      .14        .14            .14        .14
Price range of common stock: 5
High                          28 5/8      21 3/4         29 1/4    24 9/16
Low                           23 3/4     18 5/16         22 3/8     19 3/4

---------------------------------------------------------------------------
1. Certain amounts in the Company's prior years' consolidated financial statements have been reclassified to conform with the 1998 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.

2. Operating and net income for the second quarter of 1998 were reduced by $2 million, after reinsurance and taxes, due to higher losses incurred from numerous winter storms, or $.07 per basic and diluted share.

3. Operating and net income for the third quarter of 1998 were reduced by $4.1 million, after reinsurance and taxes, due to higher losses incurred from numerous storms, or $.14 per basic share and $.13 per diluted share.

4. See note 6(b)(2) and note 11 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

5. These ranges of high and low prices of the Company's common stock, as reported by The Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 1998 and ending February 27, 1999, was
    $29 1/4 to $16 11/16 and the last sale price on February 26, 1999, was $18 7/32.






Quarterly Financial Information
-------------------------------

                                 3rd Quarter               4th Quarter
                          -------------------------------------------------
(unaudited, in
thousands, except
per share data)                1998       1997           1998       1997
---------------------------------------------------------------------------
Net premiums written      $ 196,447    200,680        167,326    144,492
Net premiums earned         186,388    169,916        186,496    166,516
Net investment income
   earned                    23,604     24,479         26,404     26,925
Net realized gains (losses)     (91)     3,386         (4,927)       666
Fee-for-service revenue 1     3,967      2,040          3,852      2,857
Fee-for-service income 1        671        219            504        193
Operating income 2,3         12,991     16,194         14,275     16,976
Net income 2,3               12,932     18,395         11,072     17,409
Other comprehensive
   income (loss)             (7,207)    15,413         17,642      4,468
                              ------    ------         ------     ------
Total Comprehensive
   income                     5,725     33,808         28,714     21,877
Operating income per share:
Basic 2,3                       .46        .56            .51        .58
Diluted 2,3                     .53        .49            .49        .55
Net income per share:
Basic 2,3                       .46        .64            .40        .60
Diluted 2,3                     .43        .60            .38        .57
Dividends to stockholders 4     .14        .14            .14        .14
Price range of common stock: 5
High                       23 15/16     27 11/16       23         28 3/8
Low                        17 7/16      22 5/8         16 11/16   24 7/8

----------------------------------------------------------------------------
1. Certain amounts in the Company's prior years' consolidated financial statements have been reclassified to conform with the 1998 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.

2. Operating and net income for the second quarter of 1998 were reduced by $2 million, after reinsurance and taxes, due to higher losses incurred from numerous winter storms, or $.07 per basic and diluted share.

3. Operating and net income for the third quarter of 1998 were reduced by $4.1 million, after reinsurance and taxes, due to higher losses incurred from numerous storms, or $.14 per basic share and $.13 per diluted share.

4. See note 6(b)(2) and note 11 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

5. These ranges of high and low prices of the Company's common stock, as reported by The Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 1998 and ending February 27, 1999, was
    $29 1/4 to $16 11/16 and the last sale price on February 26, 1999, was $18 7/32.

PAGE

Subsidiaries
------------
Alta Services, LLC
Niagara Exchange Corporation
PDA Software Services, Inc.
Selective Insurance Company
   of America
Selective Insurance Company
   of New York
Selective Insurance Company
   of South Carolina
Selective Insurance Company
   of the Southeast
Selective Technical
   Administrative Resources, Inc. (SelecTech)
Selective Way Insurance Company
Wantage Avenue
   Holding Company, Inc.





Region Offices
--------------
Chesapeak Region
Hunt Valley, Maryland
6 North Park Drive, Suite 200
James A. Caragher, Vice President

Great Lakes Region
Indianapolis, Indiana
805 South Sunridge Court
Joseph W. Kinker, Vice President

Midwest Region
Bloomington, Illinois
1701 East Empire Street, Suite 315
Arron O. Lamp, Vice President

New York Region
Lafayette, New York
2040 Sky High Road
William S. Becker, Vice President

Northern New Jersey Region
Branchville, New Jersey
40 Wantage Avenue
James McLain, Vice President

Pennsylvania Region
Allentown, Pennsylvania
5050 Tilghman Street, Suite 250
William F. Igoe, III, Vice President

Southern New Jersey Region
Hamilton Township, New Jersey
One AAA Drive
Edward F. Drag, II, Vice President

Southern Region
Charlotte, North Carolina
3 Coliseum Centre
2550 West Tyvola Road, Suite 400
Margaret C. Davis, Vice President

Virginia Region
Richmond, Virginia
1100 Boulders Parkway, Suite 601
James M. Allonier, Vice President

Field Underwriting Office
-------------------------

Mid-America Underwriting Office
Columbus, Ohio
8415 Pulsar Place, Suite 300
Gregory J. Massey, Vice President

Information Systems Offices
---------------------------

Glastonbury, Connecticut
500 Winding Brook Drive
Bradford, S. Allen, Vice President

Mansfield Ohio
380 N. Main Street
Roby L. Musick, Assistant Vice President

Subsidiary Offices
------------------

ALTA Services LLC
IBIS Plaza
3525 Quakerbridge Road
Hamilton, New Jersey 08619

PDA Software Services, Inc.
7701 College Boulevard
Overland Park, Kansas 66210

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

Stockholders' Information
-------------------------
Executive Office
40 Wantage Avenue
Branchville, New Jersey 07890-1000
Telephone (973) 948-3000


Registrar and Transfer Agent
----------------------------
First Chicago Trust Company,
a division of EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone (800) 446-2617

Auditors
--------
KPMG LLP
757 Third Avenue
New York, New York 10017

Common Stock Information
------------------------
The Company's common stock trades on the Nasdaq National Market under the symbol: SIGI. As of December 31, 1998, there were approximately 4,335 registered stockholders.

Form 10-K
---------
A copy of Form 10-K as filed with the Securities and Exchange Commission, excluding exhibits, will be provided without charge (exhibits will be furnished to stockholders upon payment of reproduction and mailing expenses) upon request to:

David B. Merclean
Senior Vice President and
Chief Financial Officer
dmerclean@selectiveinsurance.com

Website
-------
For information about Selective, including our latest financial news, contact us at www.selectiveinsurance.com

                                     Page 49