Form 10-K, Exhibit 13
period 2000-12-31
SELECTIVE INSURANCE GROUP INC
filed 2001-04-02
CIK 230557

                                                                      EXHIBIT 13

ANNUAL REPORT PAGES 26 THROUGH 62 INCLUDING THE INSIDE BACK COVER

===========================================================================================================
ELEVEN-YEAR FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------------------------
(All presentations are in accordance with GAAP
unless noted otherwise; number of weighted average
shares and dollars in thousands, except per share amounts)                     2000               1999
-----------------------------------------------------------------------------------------------------------
Net premiums written 1                                                     $843,604            811,677
Net premiums earned                                                         821,265            799,066
Net investment income earned                                                 99,495             96,531
Net realized gains (losses)                                                   4,191             29,377
Diversified insurance services revenue 2                                     76,063             46,653
Total revenues                                                            1,004,753            974,768
Underwriting loss 3                                                         (65,122)           (54,147)
Diversified insurance services net income (loss) 2                            3,454              2,948
Operating income 3                                                           23,811             34,622
Net income 4                                                                 26,535             53,717
Comprehensive income                                                         49,166             16,088
Total assets                                                              2,573,002          2,507,545
Notes payable and debentures                                                163,634             81,585
Stockholders' equity                                                        577,797            569,964
Statutory premiums to surplus ratio 3,5                                       1.7:1              1.6:1
Statutory combined ratio 2,3,6                                               108.2%              105.7
Combined ratio 2,3,6                                                         107.9%              106.8
Yield on investment, before-tax                                                5.8%                5.6
Debt to capitalization                                                        22.1%               12.5
Return on average equity                                                       4.6%                9.1
Per share data:
Net income:
Basic                                                                          1.07               1.98
Diluted                                                                        1.01               1.87
Dividends to stockholders                                                       .60                .59
Stockholders' equity                                                          22.92              21.46
Price range of common stock:
High                                                                          25 7/8               22 1/2
Low                                                                           14 5/8               16 1/2
Close                                                                         24 1/4               17 3/16

Number of weighted average shares:
Basic                                                                        24,907             27,081
Diluted                                                                      26,518             28,877
-----------------------------------------------------------------------------------------------------------




=====================================================================================================
ELEVEN-YEAR FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------------------
(All presentations are in accordance with GAAP
unless noted otherwise; number of weighted average
shares and dollars in thousands, except per share amounts)              1998               1997
-----------------------------------------------------------------------------------------------------
Net premiums written 1                                               748,873            717,618
Net premiums earned                                                  722,992            676,268
Net investment income earned                                          99,196            100,530
Net realized gains (losses)                                           (2,139)             6,021
Diversified insurance services revenue 2                              14,100              8,236
Total revenues                                                       837,329            794,183
Underwriting loss 3                                                  (24,986)            (3,022)
Diversified insurance services net income (loss) 2                     1,440                495
Operating income 3                                                    54,961             65,694
Net income 4                                                          53,570             69,608
Comprehensive income                                                  78,842            105,931
Total assets                                                       2,432,168          2,306,191
Notes payable and debentures                                          88,791             96,559
Stockholders' equity                                                 607,583            565,316
Statutory premiums to surplus ratio 3,5                                1.5:1              1.5:1
Statutory combined ratio 2,3,6                                         103.2              100.1
Combined ratio 2,3,6                                                   103.6              100.3
Yield on investment, before-tax                                          5.7                6.0
Debt to capitalization                                                  13.2               14.6
Return on average equity                                                 9.1               13.4
Per share data:
Net income:
Basic                                                                   1.88               2.41
Diluted                                                                 1.74               2.27
Dividends to stockholders                                                .56                .56
Stockholders' equity                                                   21.30              19.32
Price range of common stock:
High                                                                      29 1/4            283 /8
Low                                                                      161 1/16           185 /16
Close                                                                     20 1/8             27

Number of weighted average shares:
Basic                                                                 28,480              28,909
Diluted                                                               30,412              30,925
-----------------------------------------------------------------------------------------------------

         1996                1995                   1994                  1993
--------------------------------------------------------------------------------------
         692,239             757,021                 697,941             607,462
         694,947             742,817                 680,270             594,919
          96,952              91,640                  80,657              77,326
           2,786                 900                   4,230               4,528
           6,378               4,529                   3,482               2,912
         804,780             843,100                 771,682             682,510
         (21,982)            (17,468)                (35,119)            (54,530)
           1,261                 555                     384                 354
          53,740              52,457                  35,526              19,735
          55,551              53,042                  38,276              22,678
          51,539             105,035                   1,078              21,380
       2,189,737           2,119,804               1,870,718           1,725,736
         103,769             111,292                 111,378              61,291
         474,299             436,749                 329,164             322,807
               1.7:1               2.1:1                   2.4:1               2.6:1
             102.9               101.6                   104.3               108.5
             102.9               102.3                   105.1               109.1
               6.1                 6.4                     6.5                 6.8
              18.0                20.3                    25.3                16.0
              12.2                13.9                    11.7                 7.1



               1.92                1.86                    1.38                 .83
               1.83                1.81                    1.29                 .81

                .56                 .56                     .56                 .56

              16.31               15.17                   11.62               11.74


               19 3/8              19 3/16                 15 3/8               15 1/2
               15 1/2              12 1/4                  11 1/2               10 1/4
               19                  17 3/4                  12 5/8               15 1/4

          28,860              28,481                  27,759              27,271
          30,360              29,846                  29,356              29,133
--------------------------------------------------------------------------------------


                1992               1991              1990
----------------------------------------------------------------
               560,360            500,283           482,735
               539,792            503,726           470,681
                73,516             68,501            64,508
                 3,943              3,580             9,888
                 2,519              2,273             2,059
               622,084            580,193           549,228
               (42,127)           (38,310)          (38,439)
                   294                158                (3)
                24,845             24,429            24,491
                53,915             27,293            32,402
                53,520             33,245            22,837
             1,639,033          1,321,120         1,240,916
                63,681             14,470            15,173
               311,705            269,998           248,274
                     2.5:1              2.5:1             2.7:1
                   107.9              107.6             108.0
                   107.7              107.6             108.2
                     7.2                7.6               7.5
                    17.0                5.1               5.8
                    18.5               10.5              13.5



                     2.02               1.03              1.25
                     1.93               1.01              1.16

                      .55                .52               .51

                    11.60              10.17              9.46


                       11 3/4             9                10 1/8
                        8                 6 1/2             6 1/4
                       11                 8 3/8             6 5/8

                26,690             26,388            25,942
                28,869             28,502            28,222
-------------------------------------------------------------

1.Net premiums written in 1997 were increased by approximately $30 million due to a conversion of New Jersey personal automobile policies from six-month to annual terms. This conversion had no effect on net premiums earned.

2. Flood business is included in statutory underwriting results in accordance with prescribed statutory accounting practices. On a GAAP basis only, flood servicing revenue and expense has been reclassified from underwriting results to Diversified Insurance Services. Prior years have been restated to reflect this reclassification.

3. Refer to the Glossary of Terms on page 62 for definitions of terms and specific measures.

4. Net income for 1992 increased by $26 million due to the adoption of two accounting policies, Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FASB 109), and a change in the method of deferring policy acquisition costs. FASB 109 increased net income by $20 million ($0.76 per basic share and $0.70 per diluted share) and the change in deferred policy acquisition costs increased net income by $6 million ($0.23 per basic share and $0.21 per diluted share).

5. Regulatory and rating agencies use the statutory premiums to surplus ratio as a measure of solvency, viewing an increase in the ratio as a possible increase in solvency risk. Management and analysts also view this ratio as a measure of the effective use of capital since, as the ratio increases, revenue per dollar of invested capital increases, indicating the possible opportunity for an increased return.

6. Changes in both the GAAP and statutory combined ratios are viewed by management and analysts as indicative of changes in the profitability of underwriting operations. A ratio over 100% is indicative of an underwriting loss, and a ratio below 100% is indicative of an underwriting profit.

ANNUAL REPORT - FINANCIAL REVIEW PAGES 28-35

Results of Operations
2000 Compared with 1999 and 1998
Financial Highlights1

---------------------------------------------------------------------------------------------
(dollars in thousands)                          2000                1999                 1998
---------------------------------------------------------------------------------------------
Net premiums written                        $843,604             811,677              748,873
Diversified insurance services revenue        76,063              46,653               14,100
Net investment income earned                  99,495              96,531               99,196
Operating income                              23,811              34,622               54,961
Net realized gains/(losses), after-tax         2,724              19,095               (1,391)
Net income                                    26,535              53,717               53,570
Statutory combined ratio                      108.2%               105.7                103.2
GAAP combined ratio                           107.9%               106.8                103.6
Return on average equity                        4.6%                 9.1                  9.1


1 - Refer to the Glossary of Terms on page 62 for definitions of terms used in this financial review.

We took a number of actions starting in 1999, and intensifying in 2000 aimed at effectively positioning the Company to take maximum advantage of changing market forces in the commercial lines marketplace. Although we believe that we have made substantial progress in this regard, we still see the effects of price-based competition in our Commercial Lines operations. We also saw the Personal Lines combined ratio increase over the past three years primarily due to the New Jersey state mandate to write involuntary business and the 15% rollback of New Jersey private passenger automobile rates. Together, these items were the principal reason for lower levels of operating income beginning in 1998 and continuing through 2000. Operating income decreased to $24 million, or $0.91 per diluted share in 2000, compared to $35 million, or $1.21 per diluted share in 1999 and $55 million, or $1.79 per diluted share in 1998.

         Realized gains, net of taxes, were $3 million, or $0.10 per diluted share in 2000 compared to $19 million, or $0.66 per diluted share in 1999, and a realized loss of $1 million, or $0.05 per diluted share in 1998. Realized investment gains and losses fluctuate based on investment decisions regarding individual securities as well as tax planning considerations. After several years of substantial appreciation in the equity markets, we took the opportunity in 1999 to rebalance the investment portfolio by selling $72 million in equity securities. This generated realized gains of $37 million in 1999. The proceeds from the sales were reinvested in debt instruments that have a higher current yield than the equity securities they replaced. This resulted in additional investment income in 1999 and 2000.

Net income for 2000 was $27 million, or $1.01 per diluted share, compared to $54 million, or $1.87 per diluted share in 1999 and $54 million, or $1.74 per diluted share in 1998.

         We manage our business in three operating segments: Insurance Operations (Commercial and Personal Lines underwriting), Investments, and Diversified Insurance Services. The Insurance Operations segment is evaluated based on Accounting Principles Generally Accepted in the United States of America (GAAP) underwriting results, as well as statutory and GAAP combined ratios. Investment income is an important source of revenue and the return on our investment portfolio has a material effect on operating income. Investments are evaluated based on after-tax investment returns. Diversified Insurance Services is evaluated based on revenue growth, and net income and earnings before interest, taxes, depreciation and amortization EBITDA) returns on revenue computed in accordance with GAAP.

Insurance Operations

         Net premiums written increased over the prior year by 4% in 2000 to $844 million, 8% in 1999 to $812 million, and 4% in 1998 to $749 million. These increases resulted in a 3% increase over the prior year in net premiums earned in 2000, 11% in 1999 and 7% in 1998.

BAR GRAPH:  Net Premium Written (dollars in millions)
1996       $692
1997       $718
1998       $749
1999       $812
2000       $844

(in millions)                                         Total                Commercial        Personal
-----------------------------------------------------------------------------------------------------
2000                           $844                        639                     205
% Change                        3.9%                       8.8                    (8.7)

1999                             812                       588                     224
% Change                         8.4                      12.0                      --

1998                             749                       525                     224
% Change                         4.4                      11.0                    (8.5)

         We actively write business in 20 states. Expansion into the Midwest and Northeast is reflected in the increased percentage of business generated outside of New Jersey. This amounted to 58% during 2000, compared to 54% in 1999, and 49% in 1998. Just ten years ago, business outside of New Jersey was only 35% of our total business.

         The combined ratio was 107.9% in 2000, compared to 106.8% in 1999 and 103.6% in 1998. The increase for 2000 was caused by a 6.6 point increase in the Personal Lines combined ratio to 109.5% in 2000 from 102.9% in 1999; the Commercial Lines combined ratio decreased 0.8 points to 107.5% in 2000 from 108.3% in 1999. The increase from 1998 to 1999 was caused by a 6.5 point increase in the Personal Lines combined ratio to 102.9% from 96.4%, and a 1.8 point increase in the Commercial Lines combined ratio to 108.3% from 106.5%.

         We have an ongoing plan to improve underwriting profitability through the following steps: (i) improve pricing in both Personal and Commercial Lines by filing for base rate increases, reducing the use of pricing credits, and, as permitted by state laws, limiting the amount of business placed in preferred pricing programs; (ii) manage business growth by focusing on appropriately priced underwriting risks which support our business strategy; and (iii) pursue a pending New Jersey rate filing to improve New Jersey private passenger auto results.

    We expect our underwriting improvements and price increases, measured in terms of lower GAAP and statutory combined ratios, to become more significant in the later quarters of 2001 and into 2002. As a result of our initiatives, we presently expect to see a 2.5 to 3.5 point improvement in the statutory combined ratio results in 2001 compared to 2000.

Commercial Lines Results

         The Commercial Lines Strategic Business Units' (SBU) net premiums written accounted for 76% of our total net premiums written in 2000, and increased 9%, or $51 million, in 2000 compared to 12%, or $63 million, in 1999, and 11%, or $52 million, in 1998. Growth in Commercial Lines net premiums written during 2000 was primarily due to price increases on renewal premiums, including exposure, which averaged 9% in the first quarter, and 13% to 15% for the last three consecutive quarters, for a full year average of 13%. This trend continued into 2001 as renewal price increases in the Commercial SBU's were up an additional 16% for the first two months of 2001 compared to the same period one year ago. During 1999 and 1998, prices were generally decreasing. For those policies that we retain, this measures the increase in year-to-year premium, including any increase in coverage purchased on those policies. Since we earn these higher premiums over the life of the policy, generally one year, the positive effects of Commercial Lines price increases generated in 2000 will be more fully reflected on the combined ratio in the later quarters of 2001 and into 2002. Our pricing strategy is implemented on an account-by-account basis to preserve agency relationships and retain our best business. Retention during 2000 of existing business remained comparable to prior years at approximately 77%.

         Net premiums written during 2000 included $134 million of new business, compared to $154 million in 1999 and $167 million in 1998. The decrease in new business during 2000 is attributed to our focus on price increases and tightening underwriting criteria. The commercial lines pricing environment in 2000, which has allowed us to price our products more profitably, has also had a positive impact on our mix of new and renewal business. In 2000, agents focused more on selling needed price increases and less on producing new business. Also, generally higher commercial lines prices industry-wide gave customers fewer options and led them to stay more frequently with the carriers on their expiring policies. Accordingly, there was less availability of new accounts in 2000. While always necessary to grow the business, new business involves by its nature a higher loss ratio than mature business. In 2000, new premiums made up 21% of our commercial book, down from 26% last year. This factor, along with increased prices on both new and renewal accounts, should have a positive impact on our loss ratio going forward. We believe that the ability to increase renewal pricing on a sustained basis is an important leading indicator for improving results.

         The loss and loss expense ratio was 72.6% in 2000, 73.0% in 1999 and 69.7% in 1998. This ratio has been impacted during 2000 and 1999 by unusual large property and workers' compensation losses, as well as weather related catastrophe losses. These increases were partially offset by decreases in the 1999 and 2000 company-wide loss expense ratio due to an increased focus on existing loss cost initiatives including: (i) increased use of inside staff counsel, which has a cost per closed suit approximately 60% lower than outside staff counsel; (ii) reducing the number of outside law firms; (iii) active case management; and (iv) more favorable fee arrangements with remaining outside law firms. In addition to controlling loss expenses, our loss cost containment initiatives include: (i) a comprehensive managed care program which reduced 2000 and 1999 workers' compensation and automobile losses; (ii) a special investigative unit and claims professionals which uncovered fraudulent claims; (iii) a voluntary automobile repair shop program which reduced repair costs while maintaining customer satisfaction; and (iv) a small estimate automobile and property review program.

Commercial Lines SBU's Results

         The Commercial Lines business operates through six Commercial Lines SBUs, each responsible for the profitability and production of their core classes of business. The SBUs were established in 1993 to organize our insurance segment around customers. This approach allows us to identify new business opportunities and quickly correct under-performing business classes. This operating structure is enhanced by line of business specialists that are responsible for the profitability of our major lines of business. In addition to increasing prices and implementing loss and loss expense cost savings initiatives to improve profitability, the SBUs have strengthened the underwriting discipline in under-performing classes of business.

Contractors' SBU

         The Contractors' unit is the largest SBU with net premiums written of $250 million in 2000 compared to $228 million in 1999 and $195 million in 1998. The unit focuses on the building, carpentry and electrical trades, as well as grading, excavation and other construction businesses. The combined ratio for the Contractors SBU was 109.5% in 2000 compared to 110.4% in 1999 and 110.3% in 1998. Results in the past three years have been negatively impacted by falls-from-heights losses. As a result, we have intensified our underwriting training to recognize and correct or avoid these hazards.

         Mercantile and Service SBU

         The Mercantile and Services SBU had net premiums written of $168 million in 2000 compared to $157 million in 1999 and $149 million in 1998. The SBU concentrates on retail stores, offices, wholesalers and service businesses. The combined ratio for the unit was 105.5% in 2000, compared to 107.0% in 1999 and 106.8% in 1998. Over the past several years the transportation sub-classification of this business, which amounts to approximately $18 million in net premiums written, has performed poorly. As a result, we have implemented stricter underwriting guidelines and price increases which have resulted in a 14% drop in policy count and a 19% increase in renewal premium in 2000.

Community Services and Organizations (CSO) SBU

         The CSO SBU had net premiums written of $85 million in 2000 compared to $79 million in 1999 and $71 million in 1998. This unit focuses its products and marketing on municipalities, school boards, religious organizations and volunteer fire departments. The combined ratio for the unit was 101.9% in 2000 compared to 99.9% in 1999 and 102.0% in 1998. This SBU has performed well over the past three years. Our focus is to profitably grow this business in our expansion regions.

Habitational and Recreational SBU

         The Habitational and Recreational SBU had net premiums written of $67 million in 2000 compared to $62 million in 1999 and $57 million in 1998. This SBU focuses on providing insurance products to hotels, motels, condominiums, property owners associations, golf courses, country clubs, restaurants, and other recreational industries. The combined ratio for this unit was 111.2% in 2000, compared to 115.2% in 1999 and 106.3% in 1998. Results for this SBU have been negatively impacted by large property losses predominantly from electrical related fire losses. We have tightened underwriting guidelines and established training programs on effective age of buildings to mitigate these losses in the future.

Manufacturing and Processing SBU

         The Manufacturing and Processing SBU had net premiums written of $55 million in 2000 compared to $49 million in 1999 and $40 million in 1998. This unit concentrates on light industrial and processing businesses with low product liability exposures. The combined ratio for this unit was 111.6% for 2000 compared to 112.7% in 1999 and 106.3% in 1998. Over the past several years, this SBU has incurred an unusual number of large losses. We are eliminating more difficult property risks in order to lower our overall exposure and reduce losses.

Bonds SBU

         Net premiums written for 2000 were $13 million compared to $12 million in 1999 and $13 million in 1998. The Bonds SBU markets a full array of fidelity, contract surety and commercial surety products. The combined ratio was 88.4% in 2000 compared to 94.6% in 1999 and 74.5% in 1998. Results in the bond line of business tend to have large fluctuations from year to year. This is due to the fact that when losses occur they tend to be total losses.

Personal Lines Results

         The Personal Lines SBU net premiums written decreased 9%, or $20 million, in 2000 compared to remaining flat in 1999, and decreasing 9% or $19 million in 1998. The decrease resulted in an 8% decrease in net premiums earned in 2000 compared to a 5% increase in 1999, and a 3% increase in 1998. The decrease in personal lines net premiums written during 2000 was caused by: (i) a $29 million decline in New Jersey private passenger automobile net premiums written mainly due to a 9% reduction in voluntary policies (approximately $13 million) and $13 million of New Jersey Personal Automobile Insurance Plan (PAIP) involuntary business transferred to a servicing carrier in exchange for the premium plus a 17.5% servicing fee; and (ii) a $6 million decrease in South Carolina net premiums written due to a reduction in our policies in-force as a result of a highly competitive personal lines marketplace and our reluctance to participate at inadequate rates. These decreases were partially offset by an $18 million increase in expansion state business.

         As part of our geographic expansion program, personal lines products for several states were enhanced in 1998 and 1999 to grow this segment of the business. Personal Lines net premiums written in our expansion states increased $18 million, to $51 million in 2000, from $33 million in 1999 and $17 million in 1998. At December 31, 2000 New Jersey Personal Automobile now represents just 15% of our annual net written premium volume compared to 19% at December 31, 1999, and 22% at December 31, 1998.

In 1998, the New Jersey legislature passed the New Jersey Automobile Insurance Cost Reduction Act or "AICRA" (The Act) which was implemented in March of 1999. The Act required private passenger automobile insurers to reduce their rates by 15% in return for savings which were expected to be generated due to medical cost controls mandated by the state and other potential savings (e.g., changes in the no-fault law, increased fraud prevention and prosecution). We estimate the actual savings attributable to the new law in 2000 were in the 3% to 4% range. This had an adverse impact on profitability in the New Jersey personal automobile line of business which we expect to continue in 2001 with this line of business expected to operate in the range of 108% to 113% combined ratio.

In 1998, New Jersey also began requiring carriers to write personal automobile business at their normal rates in areas designated as "Urban Enterprise Zones"
(UEZ) in an amount equal to their statewide personal automobile market share. Our market share at December 31, 2000 was estimated to be 2.9% compared to 3.1% in both 1999 and 1998. UEZ business decreased to $16 million, or 12,000 policies written during 2000 from $19 million, or 15,000 policies, written during 1999. During 1998, we wrote only $12 million, or 7,000 policies in UEZ business and that business was produced by our voluntary agents.

The Personal Lines SBU results for 2000 and 1999 reflected unfavorable New Jersey private passenger automobile results and the costs associated with writing new business in our expansion states. The personal lines SBU ratio of losses and loss expenses incurred to net premiums earned increased 4.3 points, to 81.2%, in 2000, compared to 76.9% in 1999 and 71.4% in 1998. The increase in 2000 continued to reflect the effect of the New Jersey AICRA rate rollback and New Jersey personal automobile UEZ business. The 2000 New Jersey personal automobile loss and loss expense ratio increased 3.6 points to 81.4%, and added
3.1 points to the overall personal lines combined ratio. Total UEZ business generated a 164% loss and loss expense ratio for 2000, up from 150% in 1999. The portion of this business assigned to us by the state generated a loss and loss expense ratio over 200% for both years. As we strive to write more of this business through our voluntary agents, and lessen our exposure to business assigned to us by the state, it continues to present problems for our profitability. We made a filing with the insurance department in New Jersey in August 2000 for an 18.9% rate increase. The filing was deemed complete, and the initial hearing was held before an Administrative Law Judge in early February 2001. The judge has 60 days to provide his advisory ruling to the Commissioner of Insurance. The Commissioner, in turn, has 60 days to affirm, deny, or modify that ruling. The ruling could then be appealed to the State court if we feel that is necessary. The rate process is expected to be long and difficult, and the outcome remains uncertain at this time.

Business in our expansion states produced a statutory combined ratio of 115.5% in 2000 compared to a combined ratio of 116.7% in 1999 and 97.9% in 1998. The personal automobile line generated a combined ratio in these states of 119% for the past two years and has not performed to our expectation despite the fact that we expect new business to generate a higher loss ratio than a seasoned book of business. New personal automobile business in our preferred pricing tier is performing within our expectations; however, business placed in our higher priced rating tiers is performing poorly. As a result, we have significantly slowed the growth of new business in these states by restricting personal automobile business for insureds with at-fault accidents until rate filings are complete, rates have been adjusted and rating tiers have been redefined. The Company expects these changes to be implemented throughout 2001.

Personal Lines results in 2000 also reflect a 19 point increase in the combined ratio of the homeowners line of business of 106.3% in 2000 compared to 87.5% in 1999 and 76.2% in 1998. The increase from 1999 to 2000 added 2 points to the total personal lines combined ratio, and was due to higher storm losses that were not classified as catastrophes and decreased contingent commissions on homeowners' reinsurance contracts.

Commercial Lines and Personal Lines Insurance Operations Expenses

         The GAAP ratio of underwriting expenses incurred to net premiums earned was 32.2% in 2000, 31.8% in 1999 and 32.5% in 1998. The increase in 2000 is comprised of 0.1 points attributable to spending on strategic initiatives and
0.3 points attributable to increased premium charge-offs partially offset by increased audit premiums. The 0.7 point decrease in 1999 from 1998 is primarily attributable to a decrease in profit based incentive payouts to both employees and agents. During 2000, we began implementing automation, service and expense control initiatives to eliminate processing duplication and reduce overhead expenses. These actions include: i) consolidation of two New Jersey offices and consolidation of the Richmond, Virginia and Chesapeake, Maryland regional offices in conjunction with the formation of a service center that is being piloted in Richmond beginning in January 2001; and ii) streamlined processing for small commercial lines accounts that will improve service to our agents and reduce expenses.

         The office consolidation began during the third quarter of 2000 and is expected to be completed by the third quarter of 2001. The Service Center is designed to directly service our small business customers. Currently, over 50% of our commercial lines business would fit into the model for this program and our agents have suggested the potential for new growth and rollover opportunities. In exchange for two points on their commission rates, the agents who choose to use the Service Center can eliminate the processing expense for high volume transactions.

         Two automation strategies that pursue straight-through processing which we expect to increase sales and eliminate redundant processing between the Company and the independent agencies include: (i) continued implementation and expansion of our small business issue system, called "One and Done," for Business Owners Policies and related lines. We have a goal to write $13 million in premium in 2001; and to expand the types of business and types of transactions processed throughout 2001; and (ii) the development of the "eSelect Agency Internet Site," that provides on-line access to account and claim history as well as key sources of Company information.

         Our automation strategies, are designed to improve the ratio of statutory net premiums written per insurance operations employee. Management tracks this number as a measure of efficiency within the insurance operations segment. Net premiums written per employee were $475,000 in 2000 compared to $471,000 in 1999 and $455,000 in 1998.

Reinsurance

         We maintain reinsurance programs to protect us from unusually serious individual occurrences or catastrophes in which a number of claims could produce an extraordinary aggregate loss. We have both property and casualty excess of loss treaties as well as a property catastrophe program. In certain instances where greater capacity is needed for a larger property or casualty risk, we purchase facultative (individual risk) reinsurance.

         In addition, we have a homeowners' quota share program that reinsures 75% of New Jersey homeowners' property coverage up to a $1 million limit and contains no per-occurrence limit. Given the favorable experience in both the New Jersey homeowner's quota share and property catastrophe treaties, the 2001 homeowner contract renewed at the expiring rate while the property catastrophe program increase was about 5%, and in line with our expectations. Our property catastrophe program covers losses in excess of $15 million per catastrophe up to $165 million. Total coverage under the program is $133 million.

         We increased the retention on our property treaty excess of loss program to cover each property occurrence in excess of $1 million up to $15 million, effective July 1, 2000. Prior to this change each property occurrence in excess of $750,000 was covered up to $15 million. This treaty is expected to cost approximately $6 million for the one-year policy term ended June 30, 2001. Given our unsatisfactory property results, coupled with overall reinsurance price increases, we expect that the July 1, 2001 renewal of the property excess of loss treaty will generate substantially higher reinsurance costs.

         Our casualty excess of loss treaty covers each casualty occurrence in excess of $2 million up to $50 million, except for commercial umbrella, which is reinsured up to $10 million.

Investments

         The long-term objective of our investment policy is to maximize after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 81% debt securities, 14% equity securities, and 5% short-term investments. High credit quality has always been a cornerstone of our investment strategy, as evidenced by the fact that 99% of the debt securities are investment grade. To further emphasize this superior quality, 38% of the debt securities have a Moody's rating of Aaa (or its Standard & Poor's equivalent), considered to be the highest credit quality.

         Net investment income earned, after-tax, was $76 million in 2000, $75 million in 1999, and $77 million in 1998. Two primary factors affecting net investment income are cash flow available from operations and reinvestment rates available in the marketplace. Investment income earned for 2000 was positively impacted by higher returns on our investments in limited partnerships that are subject to market fluctuations. The fair value of these investments increased $4 million before tax during 2000 when compared to 1999, decreased $2 million in 1999 compared to 1998, and increased $1 million in 1998 compared to 1997. Our overall after-tax investment yield was 4.4% in 2000, compared to 4.3% in 1999 and 4.4% in 1998.

         We repurchased 2.1 million shares of Company stock for $37 million in 2000, 2.5 million shares for $46 million in 1999, and 1.8 million shares for $38 million in 1998. We have repurchased 7 million shares of the 8 million-share authorization that expires on May 31, 2001. As a direct result of the share repurchase program, after-tax net investment income per diluted share, increased to $2.86 in 2000, from $2.60 in 1999, and $2.51 in 1998. Invested assets also increased to $3.08 per dollar of stockholders' equity compared to $3.00 in 1999 and $2.91 in 1998.

         We emphasize liquidity requirements in response to an unpredictable underwriting environment and the need to minimize the exposure to catastrophic events. To provide liquidity while maintaining consistent performance, maturities of debt securities are "laddered" so that some issues are always approaching maturity, thereby providing a source of predictable cash flow. To reduce sensitivity to interest rate fluctuations, we invest our debt portfolio primarily in intermediate-term debt securities. The average life of the portfolio at year-end 2000 was 4.7 years.

         We will continue to follow the investment philosophy that has historically proven successful for us. The strategy will be to continue to purchase debt securities in sectors that represent the most attractive relative value and maintain a moderate equity exposure. Managing investment risk by adhering to these strategies is intended to protect the interests of our stockholders as well as those of our policyholders and, at the same time, enhance our financial strength and underwriting capacity.

         PIE CHART: Debt Securities Quality Analysis

         Aaa/AAA          38%
         Aa/AA            34%
         A/A              21%
         Baa/BBB           6%
         Other             1%


         Diversified Insurance Services

         The Diversified Insurance Services businesses create a fee-based source of revenue that is not dependent on insurance underwriting cycles. These businesses are not capital intensive and strengthen our ability to develop new revenue streams in fast-growing markets. This segment is composed of non-risk-bearing insurance-related businesses that fit into our business model either: vertically (one business uses another's products or services in its own production or supply output); or complementary (one business shares a common marketing or distribution system with another). We measure the performance of these companies' in terms of net income and earnings before interest, taxes, depreciation and amortization (EBITDA) returns on revenue.

Selective HR Solutions, Inc. (Selective HR), formerly Modern Employers Inc., utilizes our independent agency network to distribute its professional employer organization (PEO) product. A PEO offers human resource administration services and risk management products and services to small and mid-sized businesses. Consumer Health Network Plus LLC (CHN), a preferred provider network, offers access to a network of credentialed health care providers to insurance companies and other businesses. Alta Services LLC (Alta) manages workers' compensation and automobile medical claims for our insurance subsidiaries, for unrelated insurance companies, and for self-insured businesses and employer groups. Alta offers a full array of medical cost containment services and bears no underwriting risk. FloodConnect LLC (FloodConnect) operates as a servicing carrier for the National Flood Insurance Program. FloodConnect provides a market for flood insurance to our agents and has a distribution force, when combined with the insurance company's, of approximately 3,200 agents countrywide. As a servicing carrier, not an underwriter, FloodConnect bears no risk of policyholder loss. PDA Software Services Inc. (PDA) has assisted in the development of the Company's automated claim and flood processing systems. In addition, PDA provides administrative services to the federal government's Women, Infants and Children (WIC) nutritional program administered by the states. Currently, PDA administers the WIC program in 15 states.

         Diversified Insurance Services revenue now represents 8% of our revenue base, increasing 63% to $76 million in 2000, 231% to $47 million in 1999, and 71% to $14 million in 1998. The increase in revenues during 2000 is partially due to the result of the acquisitions of Selective HR and CHN in July 1999. The 1999 results do not include a full year of activity of those companies. During 2000, increased infrastructure investments of approximately $1 million by Selective HR resulted in a 51% increase in the number of worksite employees to more than 18,000 at the end of 2000 compared to just over 12,000 one year ago. The increase in the number of worksite employees is primarily attributable to the ability of Selective HR to market the PEO product through our network of independent insurance agents. Currently, there are just under 200 out of Selective's 900 agents actively marketing the PEO product. Additionally, Alta generated a 50% increase in revenue to $9 million in 2000 from $6 million in 1999; and PDA generated a 10% increase in revenue to $19 million in 2000 from $17 million in 1999.

         The focus of our Diversified Insurance Services businesses continues to be revenue growth, geographic expansion and cross marketing opportunities. EBITDA as a percentage of revenue was 14.5% in 2000, 20.6% in 1999 and 25.3% in 1998. Partially offsetting the increase due to the 1999 acquisitions was the loss of approximately $1 million in EBITDA generated in 1999 by servicing flood business directly attributable to Hurricane Floyd. Current year results do not reflect revenues from any event of that magnitude.

         Net income increased $1 million, or 17%, to $4 million in 2000, compared to $3 million in 1999 and $2 million in 1998. These changes in net income are in line with the changes in EBITDA as previously described.

         Diversified Insurance Services generated a return on revenue of 4.5% for 2000 compared to 6.3% for 1999 and 10.2% in 1998. During 2000, we continued marketing, through our independent insurance agents, the PEO payroll and human resource services to small and medium commercial accounts. The related cost of establishing the sales staff to work with these agents in this effort, along with the impact of claim servicing fees generated by Hurricane Floyd in 1999, were the primary reasons for the decline in our return on revenue compared to the same periods a year ago. We expect our Diversified Insurance Services businesses to continue to grow at 20% to 25% per year and produce returns on revenue of between 5% and 6%.

Federal Income Taxes

         Our total federal income tax expense decreased $12 million in 2000 to a benefit of ($2 million), an effective tax rate of (8.1%), compared to an effective tax rate of 15.3% in 1999, which was essentially unchanged when compared to 15.9% for 1998. During 1999, an increase in the underwriting loss was offset by a comparable increase in realized gains keeping taxable income unchanged. The decrease for 2000 reflects lower taxable income for the year mainly due to decreased realized gains and an increased underwriting loss. Our effective tax rate differs from the federal corporate rate of 35% primarily as a result of tax-exempt investment income.

         We had a total net deferred tax asset at December 31, 2000 of $9 million, compared to $16 million at December 31, 1999 and a $7 million net deferred tax liability at December 31, 1998. Increases and decreases in the unrealized gains on the available-for-sale investment portfolio were the primary cause for the changes in the net deferred tax asset and liability.

(in millions)                             2000                1999                 1998
---------------------------------------------------------------------------------------
Current taxable income                    $ (7.8)             37.7                 23.8

Pretax financial statement income           24.5              63.4                 63.7

Net deferred tax asset/(liability)           9.0              16.1                 (7.2)


Financial Condition, Liquidity and Capital Resources

         Selective Insurance Group, Inc., ( the Parent) is a holding company, the principal assets of which are investments in Insurance and Diversified Insurance Services subsidiaries. The Parent's primary means of meeting its liquidity requirements is through dividends from these subsidiaries. The payment of dividends from the insurance subsidiaries is governed by state regulatory requirements, and these dividends are generally payable only from earned surplus as reported on our statutory annual statements as of the preceding December 31.

         The Parent's cash requirements include principal and interest payments on the various senior notes and subordinated debentures, dividends to stockholders, and general operating expenses as well as the cost of shares of common stock repurchased under our common stock repurchase program, which commenced in 1996. As of December 31, 2000, the Parent had repurchased under the program a total of 7 million shares at a total cost of $133 million. During 2000, the Parent purchased 2 million shares at a total cost of $37 million. Through February 2001, we repurchased 228,000 shares for $5 million. Approximately 800,000 shares remain under the current Parent's Board of Directors (the Board) authorization, which expires May 2001. In addition to these annual cash flow requirements, in 2000 the Parent paid $6 million in deferred purchase price for a 1999 acquisition of a subsidiary and $4 million in expenses related to a private placement financing.

         The Parent generates cash from the sale of its common stock under various stock plans, the dividend reinvestment program, and from investment income, all of which approximated $3 million and reduces the Parent's annual cash requirements from $34 million annually to $31 million. Payments totaling $15 million will be made to Selective Way Insurance Company and Selective Insurance Company of the Southeast for the Parent's purchase of Alta Services LLC.

         Growth in the Diversified Insurance Services segment has significantly augmented cash flow from operations by generating $10 million in operating cash flow in 2000, compared to $3 million in 1999 and no cash flow from operations in the 1998 start-up year. Dividends from these companies are not subject to the same regulatory restrictions as the insurance subsidiaries.

         Based upon the 2000 statutory financial statements, the insurance subsidiaries are permitted to pay the Parent in 2001 ordinary dividends in the aggregate amount of $47 million. There can be no assurance that the insurance subsidiaries will be able to pay dividends to the Parent in the future in an amount sufficient to enable the Parent to meet its liquidity requirements. For additional information regarding regulatory limitations on the payment of dividends by the insurance subsidiaries to the Parent and amounts available for the payment of such dividends, see Note 10 to the Consolidated Financial Statements. Dividends to stockholders are declared and paid at the discretion of the Board based upon the Company's operating results, financial condition, capital requirements, contractual restrictions and other relevant factors. The Parent has paid regular quarterly cash dividends to its stockholders for 72 consecutive years and currently plans to continue to pay quarterly cash dividends. For information regarding restrictions on the Parent's ability to pay dividends to its stockholders, see Note 5(b) to the consolidated financial statements.

         In addition to the cash requirements of the Parent, our overall obligations and cash outflow also include: claim settlements; commissions; labor costs; premium taxes; general and administrative expenses; investment purchases and capital expenditures. The insurance subsidiaries satisfy their obligations and cash outflow through premium collections, interest and dividend income and maturities of investments.

         Cash provided by operating activities amounted to $64 million in both 2000 and 1999, and $57 million in 1998.

Underwriting cash flow decreased $26 million in 2000 compared to 1999 due to:
(i) a $25 million increase in losses and loss expenses paid partially as a result of a deterioration in underwriting results discussed previously; and our efforts to close claims faster in order to mitigate ultimate losses, and (ii) a $20 million increase in underwriting expenses paid resulting from higher premium production and increased overall compensation and benefits. These decreases were partially offset by increased premium collections of $22 million as a result of higher prices.

         Offsetting the decrease in underwriting cash flow: (i) federal taxes paid decreased $17 million in 2000 compared to 1999 partially due to reduced capital gains; and (ii) cash flow from Diversified Insurance Services increased $8 million in 2000 compared to 1999 due to the growth of existing businesses, as well as, growth due to acquisitions.

Since cash inflow from premiums is received in advance of required cash outflow to settle claims, we accumulate funds that we invest. At December 31, 2000, we had $1.8 billion in investments compared to $1.7 billion in 1999. Our investment program is structured with staggered maturities so that liquidation of debt securities, available-for-sale should not be necessary in the ordinary course of business.

         Total assets increased 3%, or $65 million, from December 31, 1999 to December 31, 2000. This increase was primarily due to (i) an increase in total investments of $66 million resulting from an increase of $35 million in pre-tax unrealized gains in the available for sale debt portfolio, as well as additional purchases made due to positive operating cash flow; and (ii) a 10% increase in premium receivables of $25 million corresponding with the net written premium growth for fourth quarter 2000 when compared to fourth quarter 1999. These increases were partially offset by a decrease in reinsurance recoverable on unpaid losses and loss expenses of $31 million primarily attributable to recoveries at December 31, 1999 related to Hurricane Floyd which occurred in the third quarter of 1999, as well as lower reinsurance recoveries resulting from higher retention limits on the excess of loss treaties.

         The rise in total liabilities of $58 million, or 3%, from December 31, 1999, to December 31, 2000, was primarily attributable to an increase in notes payable of $84 million. On May 4, 2000, the Parent successfully completed a private placement of notes in the amount of $91.5 million. The offering consists of two tranches: a five year average life tranche of $30 million at 8.63% and an eight year average life tranche of $61.5 million at 8.87%. This increase was partially offset by a $51 million decrease in short-term debt, as the majority of the proceeds, $68.2 million, were used to pay off the outstanding balances on lines of credit. The unearned premium reserve increased 6%, or $23 million due to growth in net premiums written over the year 2000.

    BAR GRAPH:  Operating Cash Flow (dollars in millions)
    1996             $90
    1997             $51
    1998             $57
    1999             $64
    2000             $64

Insurance Regulation

         On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (the Act), governing the privacy of consumer financial information. The regulations became effective on November 13, 2000, and compliance with the regulations is required by July 1, 2001. The regulations limit disclosure by financial institutions of "nonpublic personal information" about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. It is anticipated that the states will adopt regulations that are at least as restrictive that will be imposed on insurance companies. This is an evolving area of regulation, which requires us to continue to monitor developments.

         Effective January 1, 2001, we adopted a codified set of statutory accounting principles as required by the National Association of Insurance Commissioners. The changes to the statutory accounting principles reduce the differences within statutory accounting permitted practices between states. We estimate that the adoption of the codified statutory accounting principles will have a minimal impact to the Risk Based Capital ratios for the insurance subsidiaries and will not significantly impact the dividend paying capabilities of the insurance subsidiaries.

         While we believe that we are in compliance with all currently effective and applicable laws affecting our operations, we will review the steps necessary to comply with applicable privacy laws and regulations under the Act prior to the mandatory date of compliance. We can not currently quantify the financial impact we will incur to satisfy revised or additional regulatory requirements.

Diversified Insurance Services Regulation

         The strategic companies of our Diversified Insurance Services segment include Selective HR, Alta, CHN, SRM Insurance Brokerage, LLC and SelecTech, LLC (SelecTech)which are subject to certain regulations and two companies, PDA Software Services, Inc., and FloodConnect, LLC, which are not heavily regulated.

         Selective HR is a professional employer organization (PEO). In this capacity, it is a co-employer for its clients. As a co-employer, Selective HR is affected by federal, state and local laws relating to labor, tax and employment matters. By contracting with its clients and creating a co-employer relationship with employees assigned to work at client company locations, Selective HR assumes certain contractual obligations, legal obligations and responsibilities of an employer under these laws. Many of these laws do not specifically address the obligations and responsibilities of co-employers such as PEOs. If these laws, such as the Employee Retirement Income Security Act, and federal and state employment laws and tax laws, are ultimately applied to a PEO's co-employer relationship with their work-site employees, they could have a material adverse effect on Selective HR's results of operations or financial condition.

    Some states in which Selective HR operates have passed licensing or registration requirements for PEOs. These regulatory laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs.

    Alta and CHN, operate as a managed care organization (MCO) and/or a preferred provider organization (PPO) and are subject to laws and/or regulations in some states where they do business, which require them to be licensed to operate as an MCO or a PPO.

    In New Jersey, a state from which both Alta and CHN derive substantial revenue, regulations implementing the Health Care Quality Act may deem insured health benefit plans who contract with PPOs to be Managed Care Plans. Managed Care Plans may be required, through PPO contracts, to provide enrollees with information regarding the plan and the network and also to afford providers with certain protections.

    Alta and CHN are also affected by both federal and state laws regarding privacy of medical records and patient privacy. This is an evolving area of regulation requiring us to continually monitor and review our operations.

    While Selective HR, Alta and CHN believe they are currently in compliance with all laws and regulations affecting their operations, there can be no assurance that, in the future, they will be able to satisfy new or revised licensing and regulatory requirements.

    SRM Insurance Brokerage, LLC, is subject to the laws and/or regulations in the states in which it does business, which require it to be licensed to operate as an insurance agent/broker.

    SelecTech, LLC is overseen by Alta and provides third party administrative services to self-insured accounts. SelecTech also works closely with Selective Risk Managers to assist businesses and government entities looking for customized insurance products and services. When operating as an insurance adjuster, SelecTech is subject to the laws and/or regulations in some of the states in which it does business, which require it to be licensed as an adjuster.

    PDAprovides insurance software development and processing services to public and private sector organizations. FloodConnect provides enhanced third party administration for carriers who participate in the federal "Write Your Own"
(WYO) flood insurance program and services flood insurance policies written through the WYOprogram countrywide.

         Quantitative and Qualitative Disclosures About Market Risk

         Market risk is the risk of potential loss in fair value arising from adverse fluctuations in interest rates, market rates and prices, foreign currency exchange rates, and other relevant market rate or price changes. The following is a discussion of our primary market risk exposures and how they were being managed as of December 31, 2000. Our market risk sensitive instruments are for other than trading purposes.

         Our investment policy is conservative with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 81% debt securities, 14% equity securities and 5% short-term investments. We have no direct exposure to foreign exchange or commodity risks.

         To reduce the sensitivity of interest rate fluctuations, we invest our debt portfolio primarily in intermediate-term debt securities. At December 31, 2000, 95% of the portfolio was ten years or less to maturity, and the average life was 4.7 years.

         Our portfolio of marketable equity securities is exposed to equity price risk arising from potential volatility in equity market prices. We attempt to minimize the exposure to equity price risk by maintaining a diversified portfolio limiting concentrations in any one company or industry.

         For our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the years ended December 31, 1999 and 1998. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

         We utilize sensitivity analysis to measure the potential loss in future earnings, fair values or cash flows of market sensitive instruments. The sensitivity analysis assumes a hypothetical: (i) change of 100 basis points in interest rates; (ii) a 10% change in equity values at December 31, 2000; and
(iii) a parallel shift in the yield curve for rate sensitive instruments. The timing of calls and prepayments cannot be estimated with precision.

         In the analysis, we include the following financial instruments: investments in debt securities, investments in equity securities, convertible debentures, and senior notes. The primary market risk to our market sensitive instruments is interest rate risk and equity price risk.

         This analysis is not intended to provide a precise forecast of the effect of changes in market interest rates and equity prices on our income or stockholders' equity. Further, the calculations do not take into account any actions we may take in response to market fluctuations.

         The following table presents the sensitivity analysis (adverse scenario) of each component of market risk as of December 31, 2000 and 1999.

                                          Fair Value          Estimated            Fair Value          Estimated
(in thousands)                            @12/31/00           Fair Value*           @12/31/99         Fair Value*
-------------------------------------------------------------------------------------------------------------------
Assets:
Investments in  debt securities           $1,433,815           1,376,462            1,394,390            1,336,140
Investments in  equity securities            239,578             215,620              251,998              226,798

Liabilities:
Convertible  debentures                       13,228              14,551               14,908               16,399
8.77% Senior notes                            57,189              58,781               55,322               57,061
7.84% Senior notes                            14,415              14,595               21,388               21,726
8.63% Senior notes
      Series A                                31,028              32,005                    -                    -
8.87% Senior notes
      Series B                                63,247              65,756                    -                    -


*-Estimated fair value after the hypothetical change in rates and equity market conditions.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Selective Insurance Group, Inc.


         We have audited the accompanying consolidated balance sheets of Selective Insurance Group, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selective Insurance Group,Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
New York, New York
February 6, 2001

CONSOLIDATED BALANCE SHEETS
December 31,                                                                            2000                            1999
----------------------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)
ASSETS
Investments:
Debt securities, held-to-maturity--at amortized cost
   (fair value: $231,057--2000; $271,604--1999)                                    $     225,177                     271,384
Debt securities, available-for-sale--at fair value
   (amortized cost: $1,184,698--2000; $1,141,167--1999)                                1,202,758                   1,122,786
Equity securities, available-for-sale--at fair value
   (cost: $104,830--2000; $115,626--1999)                                                239,578                     251,998
Short-term investments (at cost which approximates fair value)                            95,908                      48,807
Other investments                                                                         13,642                      15,963
                                                                                          ------                      ------
Total investments (Note 4)                                                             1,777,063                   1,710,938
Cash                                                                                       8,759                       8,588
Interest and dividends due or accrued                                                     22,808                      23,545
Premiums receivables, net of allowance for uncollectible
   accounts of: $5,204--2000; $3,009--1999                                               274,031                     248,910
Other trade receivables, net of allowance for uncollectible
   accounts of: $867--2000; $640--1999                                                    24,915                      15,488
Reinsurance recoverable on paid losses and loss expenses                                   9,332                       9,797
Reinsurance recoverable on unpaid losses and loss expenses (Note 6)                      160,869                     192,044
Prepaid reinsurance premiums                                                              33,097                      32,531
Current Federal income tax                                                                 1,681                       4,417
Deferred Federal income tax (Note 19)                                                      8,971                      16,129
Real estate, furniture, equipment and software development--at cost, net of accumulated depreciation and amortization of:
    $61,024--2000; $56,631--1999                                                          57,820                      54,558
Deferred policy acquisition costs (Note 3)                                               118,413                     109,095
Goodwill, net of accumulated amortization of:
    $10,655--2000; $7,334--1999                                                           49,338                      52,001
Other assets                                                                              25,905                      29,504
                                                                                          ------                      ------
Total assets                                                                       $   2,573,002                   2,507,545
                                                                                    ============                   =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Reserve for losses (Note 14)                                                       $   1,099,929                   1,092,026
Reserve for loss expenses                                                                172,727                     181,782
Unearned premiums                                                                        436,506                     413,601
Convertible subordinated debentures                                                        3,848                       6,157
Short-term debt                                                                                -                      51,302
Notes payable (Note 5)                                                                   159,786                      75,428
Other liabilities                                                                        122,409                     117,285
                                                                                         -------                     -------

Total liabilities                                                                      1,995,205                   1,937,581
                                                                                       ---------                   ---------

Stockholders' Equity:
Common stock of $2 par value per share:
Authorized shares: 180,000,000
   Issued: 38,783,742--2000; 37,964,405--1999                                             77,568                      75,929
Additional paid-in capital                                                                63,074                      53,470
Retained earnings                                                                        525,669                     514,477
Accumulated other comprehensive income                                                    99,325                      76,694
Treasury stock--at cost (shares: 13,577,266--2000;
   11,406,722--1999)                                                                    (181,552)                   (143,875)
Deferred compensation expense and notes receivable from stock sales                       (6,287)                     (6,731)
                                                                                          -------                     -------

Total stockholders' equity                                                               577,797                     569,964
                                                                                         -------                     -------
Commitments and contingencies (Notes 6 and 17)

Total liabilities and stockholders' equity                                         $   2,573,002                   2,507,545
                                                                                    ============                   =========
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Year ended December 31,                                                    2000                  1999                1998
-------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues:
Net premiums written                                                  $     843,604             811,677              748,873
Net increase in unearned premiums and
    prepaid reinsurance premiums                                            (22,339)            (12,612)             (25,881)
                                                                            --------            --------             --------
Net premiums earned                                                         821,265             799,065              722,992
Net investment income earned                                                 99,495              96,531               99,196
Net realized gains (losses)                                                   4,191              29,377               (2,139)
Diversified insurance services revenue                                       76,063              46,653               14,100
Other income                                                                  3,739               3,142                3,180
                                                                              -----               -----                -----
Total revenues                                                            1,004,753             974,768              837,329
                                                                          ---------             -------              -------

Expenses:
Losses incurred                                                             541,487             517,700              433,316
Loss expenses incurred                                                       72,579              74,515               74,484
Policy acquisition costs                                                    261,540             254,744              235,523
Dividends to policyholders                                                    7,670               6,682                5,329
Interest expense                                                             13,745               9,460                9,409
Diversified insurance services expenses                                      70,836              41,881               11,883
Other expenses                                                               12,352               6,383                3,681
                                                                             ------               -----                -----
Total expenses                                                              980,209             911,365              773,625
                                                                            -------             -------              -------
Income before Federal income tax                                             24,544              63,403               63,704
                                                                             ------              ------               ------

Federal income tax expense (benefit):
Current                                                                       3,038              12,729                9,879
Deferred                                                                     (5,029)             (3,043)                 255
                                                                             -------             -------                 ---
Total Federal income tax expense (benefit)                                   (1,991)              9,686               10,134
                                                                             -------              -----               ------
Net income                                                                  $26,535              53,717               53,570
                                                                             ======              ======               ======

Earnings per share:
Basic                                                                 $           1.07                1.98                 1.88
Diluted                                                               $           1.01                1.87                 1.74



See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year ended December 31,                                                 2000                 1999                 1998
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Common stock:
Beginning of year                                                     $  75,929               74,833              72,728
Dividend reinvestment plan (shares: 63,928--2000;
    64,952--1999; 52,183--1998)                                             128                  130                 104
Convertible subordinated debentures (shares: 326,122--2000;
    8,752--1999; 88,412--1998)                                              652                   17                 177
Stock purchase and compensation plans
    (shares: 429,287--2000; 474,464--1999; 600,113--1998)                   859                  949               1,201
Stock issued for acquisition (shares: 311,673--1998)                         --                   --                 623
                                                                             --                   --                 ---
End of year                                                              77,568               75,929              74,833
                                                                         ------               ------              ------
Additional paid-in capital:
Beginning of year                                                        53,470               45,449              30,450
Dividend reinvestment plan                                                1,017                1,057               1,046
Convertible subordinated debentures                                       1,629                   35                 448
Stock purchase and compensation plans                                     6,958                6,929               7,861
Stock issued for acquisition                                                 --                   --               5,644
                                                                             --                   --               -----
End of year                                                              63,074               53,470              45,449
                                                                         ------               ------              ------
Retained earnings:
Beginning of year                                                       514,477              477,118             439,811
Net income                                                               26,535    26,535     53,717    53,717    53,570    53,570
Cash dividends to stockholders ($.60 per share--2000;
    $.59 per share--1999; $.56 per share--1998)                         (15,343)             (16,358)            (16,263)
                                                                        --------             --------            --------
End of year                                                             525,669              514,477             477,118
                                                                        -------              -------             -------

Accumulated other comprehensive income:
Beginning of year                                                        76,694              114,323              89,051
Other comprehensive income-increase (decrease) in net
      unrealized gains on available-for-sale securities,
      net of deferred income tax effect                                  22,631    22,631    (37,629)  (37,629)   25,272    25,272
                                                                         ------    ------    --------  -------    ------    ------
End of year                                                              99,325               76,694             114,323
                                                                         ------               ------             -------
          Comprehensive income                                                     49,166               16,088               78,842
                                                                                   ======               ======               ======

Treasury stock:
Beginning of year                                                      (143,875)             (97,990)            (59,785)
Acquisition of treasury stock (shares: 2,170,544--2000;
     2,514,387--1999; 1,794,873--1998)                                  (37,677)             (45,885)            (38,205)
                                                                        --------             --------            --------
End of year                                                            (181,552)            (143,875)            (97,990)
                                                                       ---------            ---------            --------

Deferred compensation expense and notes receivable from stock sales:

Beginning of year                                                        (6,731)              (6,150)             (6,939)
Deferred compensation expense                                            (3,156)              (3,418)               (966)
Amortization of deferred compensation expense and
      amounts received on notes                                           3,600                2,837               1,755
                                                                          -----                -----               -----
End of year                                                              (6,287)              (6,731)             (6,150)
                                                                         -------              -------             -------

Total stockholders' equity                                            $ 577,797              569,964             607,583
                                                                        =======              =======             =======


The Company also has authorized, but not issued, 5,000,000 shares of preferred stock without par value of which 300,000 shares have been designated Series A junior preferred stock without par value.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31,                                                                2000                 1999            1998
--------------------------------------------------------------------------------------------------------------------------------
(in thousands)
OPERATING ACTIVITIES
Net income                                                                          $     26,535             53,717         53,570
                                                                                          ------             ------         ------

Adjustments to reconcile net income to net cash provided by operating activities:
Increase in reserves for losses and loss expenses, net of
    reinsurance recoverable on unpaid losses and loss expenses                            30,023             28,943         15,849
Net increase in unearned premiums and prepaid
    reinsurance premiums                                                                  22,339             12,612         25,881
Increase in net Federal income tax                                                        (2,292)            (7,520)        (1,411)
Depreciation and amortization                                                             15,247             13,044          9,273
Increase in premiums receivables                                                         (25,121)           (19,116)       (35,649)
(Increase) decrease in other trade receivables                                            (9,427)             2,950         (1,858)
(Increase) decrease in deferred policy acquisition costs                                  (9,318)               679        (11,664)
Decrease (increase) in interest and dividends due or accrued                                 737             (1,008)         1,065
Decrease (increase) in reinsurance recoverable on paid losses
    and loss expenses                                                                        465              1,698           (407)
Net realized (gains) losses                                                               (4,191)           (29,377)         2,139
Other--net                                                                                19,271              7,185           (162)
                                                                                          ------              -----           -----
Net adjustments                                                                           37,733             10,090          3,056
                                                                                          ------             ------          -----
Net cash provided by operating activities                                                 64,268             63,807         56,626
                                                                                          ------             ------         ------

INVESTING ACTIVITIES
Purchase of debt securities, held-to-maturity                                                 --                 --        (12,682)
Purchase of debt securities, available-for-sale                                         (157,685)          (314,283)      (178,213)
Purchase of equity securities, available-for-sale                                        (25,384)           (14,948)       (46,131)
Purchase of other investments                                                             (4,406)              (111)       (15,000)
Purchase of Selective HR Solutions, Inc.
    (net of cash acquired of $1,127)                                                      (5,994)           (23,015)            --
Purchase of Consumer Health Network Plus, LLC                                                 (2)            (6,010)            --
Purchase of PDA Software Services, Inc. (net of cash
    acquired of $356)                                                                         --               (258)        (6,030)
Sale of debt securities, available-for-sale                                               21,629            132,680         64,648
Redemption and maturities of debt securities, held-to-maturity                            46,183             87,053         64,464
Redemption and maturities of debt securities, available-for-sale                          90,818             66,787         90,392
Sale of equity securities, available-for-sale                                             42,506             71,615         27,891
Proceeds from other investments                                                            6,727                235         20,690
(Decrease) increase in net payable from security transactions                             (2,304)           (13,414)         8,655
Net additions to real estate, furniture, equipment and
    software development                                                                 (12,003)           (10,908)       (11,160)
                                                                                         --------           --------       --------

Net cash provided by (used in) investing activities                                           85            (24,577)         7,524
                                                                                              --            --------         -----

FINANCING ACTIVITIES
Dividends to stockholders                                                                (15,343)           (16,358)       (16,263)
Acquisition of treasury stock                                                            (37,677)           (45,885)       (38,205)
Net proceeds from notes payable                                                           88,440                 --             --
Principal payment of notes payable                                                        (7,143)            (7,143)       (10,972)
Proceeds from short-term debt                                                             40,200            111,840        102,267
Paydown of short-term debt                                                               (91,502)           (88,825)       (91,505)
Net proceeds from issuance of common stock                                                 8,962              9,066         16,479
Increase in deferred compensation expense and amounts received
    on notes receivable from stock sales                                                  (3,018)            (3,366)          (913)
                                                                                          -------            -------          -----
Net cash used in financing activities                                                    (17,081)           (40,671)       (39,112)
                                                                                         --------           --------       --------
Net increase (decrease) in short-term investments and cash                                47,272             (1,441)        25,038
Short-term investments and cash at beginning of year                                      57,395             58,836         33,798
                                                                                          ------             ------         ------
Short-term investments and cash at end of year                                      $    104,667             57,395         58,836
                                                                                     ===========             ======         ======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PAGES 42-58

December 31, 2000, 1999, and 1998

Note 1 Summary of Significant Accounting Policies

(a) Consolidation Policy The consolidated financial statements include the accounts of Selective Insurance Group, Inc. (Selective) and its subsidiaries (collectively, the Company) and have been prepared in accordance with accounting principles generally accepted in the United States of America
(GAAP). All significant intercompany accounts and transactions have been eliminated.

(b) Investments Debt securities, held-to-maturity are carried at amortized cost because management has the ability and intent to hold such securities until maturity. Securities, available-for-sale are carried at fair value. Net unrealized gains and losses on debt securities, held-to-maturity are not reflected in consolidated net income or stockholders' equity. Net unrealized gains and losses on securities, available-for-sale, net of deferred income tax effect, are not reflected in con-solidated net income, but are included in comprehensive income as well as accumulated other comprehensive income, a separate component of stockholders' equity. No material investments of the Company were non-income producing for the years ended December 31, 2000 and 1999.

      Realized gains and losses are determined on the basis of the cost of specific investments sold and are credited or charged to income. In the event that a decline in fair value of an investment is considered to be other than temporary, such investments are written down to their net realizable value.

(c) Reinsurance The Company records its ceded reinsurance transactions on a gross basis on the balance sheet which results in reinsurance recoverables on unpaid losses and loss expenses and ceded unearned premiums (prepaid reinsurance premiums). The Company also discloses reinsurance amounts for ceded premiums written and earned and ceded loss and loss expenses incurred.

(d) Stock-Based Compensation The Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FASB 123) establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FASB 123, the Company will continue to use the accounting method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FASB 123, had been applied.

(e) Real Estate, Furniture, Equipment and Software Development The value of real estate, furniture and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years for financial statement purposes and the straight-line method and various accelerated methods for Federal income tax purposes. The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). As a result of SOP 98-1, the Company capitalized $5 million of internal computer software development costs in each year, 2000 and 1999, which are amortized using the straight-line method over estimated useful lives of the systems being developed that range from four to ten years.

(f) Deferred Policy Acquisition Costs Policy acquisition costs are directly related to the writing of an insurance policy and are deferred and amortized over the life of the policies in order to facilitate a matching of revenues and expenses. These costs include labor costs, commissions, premium taxes and assessments, boards, bureaus and dues, travel, and other underwriting expenses incurred in the acquisition of premium. The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss adjustment expenses, policyholder dividends and other expenses for maintenance of policies in force. The investment yields assumed for each reporting period, which are based upon the Company's actual average investment yield, before-tax, were 5.8%, 5.6% and 5.7% for 2000, 1999 and 1998, respectively.

(g) Goodwill Goodwill resulting from business acquisitions represents the excess of cost over fair value of assets acquired and is being amortized over estimated useful lives, which range between nine and twenty-five years, using the straight-line method. Amortization expense, which is included in other expense, was $3,320,000, $2,153,000 and $1,346,000 for 2000, 1999 and 1998,
respectively. Periodically, the Company reviews intangible assets for impairments where the fair value is less than the carrying value.

(h) Use of Estimates The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In accordance with industry practice, the Company maintains reserves for losses and loss expenses. These reserves are made up of both case reserves and reserves for claims incurred but not yet reported (IBNR). Case reserves result from a claim that has been reported to an insurance subsidiary and is estimated at the amount of ultimate payment. Additional IBNR reserves are established based on generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events. The internal assumptions considered by the Company in the estimation of the IBNR amounts for both environmental and non-environmental reserves at the Company's reporting dates are based on: (i) an analysis of both paid and incurred loss and loss expense development trends; (ii) an analysis of both paid and incurred claim count development trends; (iii) the exposure estimates for reported claims; (iv) recent development on exposure estimates with respect to individual large claims and the aggregate of all claims; (v) the rate at which new environmental claims are being reported; and (vi) patterns of events observed by claims personnel or reported to them by defense counsel. External factors identified by the Company in the estimation of IBNR for both environmental and non-environmental IBNR reserves include: legislative enactments, judicial decisions, legal developments in the determination of liability and the imposition of damages; and trends in general economic conditions, including the effects of inflation. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items as described that are expected by management to affect the Company's reserves for losses and loss expenses over time.

      By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. While the ultimate actual liability may be higher or lower than reserves established, the Company believes the reserves to be adequate. Any changes in the liability estimate may be material to the results of operations in future periods. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods, however, the loss reserves include anticipated recoveries for salvage and subrogation claims. Such salvage and subrogation amounted to $38,123,000 and $38,702,000 in 2000 and 1999, respectively.

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

(j) Premium Revenue Premiums written include direct writings plus reinsurance assumed and estimates of premiums earned but unbilled on the workers' compensation and general liability lines of insurance, less reinsurance ceded to other insurers. Premiums written are recognized as revenue over the period that coverage is provided using the semi-monthly pro rata method. Unearned premiums and prepaid reinsurance premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

(k) Federal Income Tax The Company uses the asset and liability method of accounting for income taxes. Deferred Federal income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of the Company's assets and liabilities, as well as tax on net unrealized gains or losses on securities, available-for-sale. A valuation allowance is established when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of enactment.

(l) Statement of Cash Flows Short-term investments are comprised of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase.

(m) Fair Values of Financial Instruments The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      (1) Investment securities: Fair values for debt securities, held-to-maturity are based on quoted market prices where available. For debt securities, held-to-maturity not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for debt securities, available-for-sale and equity securities, available-for-sale, which also represent the carrying amounts, are based on quoted market prices. Fair values for other investments are not material and are carried at either cost or the equity method, which approximates fair value.

      (2) Indebtedness: The fair value of the convertible subordinated debentures is based on quoted market prices. The fair values of the 7.84% Senior Notes due November 15, 2002, the 8.77% Senior Notes due August 1, 2005, the 8.63% Senior Notes due May 4, 2007, and the 8.87% Senior Notes due May 4, 2010 were estimated using a cash flow analysis based upon Selective's current incremental borrowing rate for the remaining term of the loan.

(n) Reclassifications Certain amounts in the Company's prior years' consolidated financial statements and related footnotes have been reclassified to conform with the 2000 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.

Note 2  Pending Accounting Pronouncements

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). FASB 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was previously effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which defers the effective date of FASB 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amends the accounting and reporting standards of FASB 133 for certain derivative instruments and certain hedging activities. The Company will adopt FASB 133 and FASB 138 for the fiscal year beginning January 1, 2001 and has determined the adoption of these statements will not have a material effect on the Company's results of operations or financial condition.

Note 3  Policy Acquisition Costs

Changes in deferred policy acquisition costs and policy acquisition costs expensed are summarized as follows:

(in thousands)                          2000                1999                 1998
-------------------------------------------------------------------------------------
Deferred policy acquisition
    costs:
Deferred, January 1                    $109,095             109,774               98,110
                                        -------             -------               ------
Additions:
Commissions                             135,161             135,165              130,498
Labor costs                              56,696              50,466               46,830
Premium taxes and
    assessments                          18,773              17,368               17,147
Other                                    34,131              28,247               26,517
                                         ------              ------               ------
Total additions                         244,761             231,246              220,992
                                        -------             -------              -------

Amortized to expense                   (235,443)           (231,925)            (209,328)
                                       ---------           ---------            ---------
Deferred, December 31                  $118,413             109,095              109,774
                                        =======             =======              =======

Policy acquisition costs:
Amortized to expense                   $235,443             231,925              209,328
Period costs                             26,097              22,819               26,195
                                         ------              ------               ------
Total policy
    acquisition costs                  $261,540             254,744              235,523
                                        =======             =======              =======


Note 4  Investments

(a) The components of net investment income earned are as follows:

 (in thousands)                         2000                1999                 1998
-------------------------------------------------------------------------------------
Debt securities                   $   88,559               88,800              89,928
Equity securities                      4,979                6,146               5,775
Short-term investments                 2,773                1,624               1,705
Other                                  4,750                1,317               3,140
                                       -----                -----               -----
                                     101,061               97,887             100,548
Investment expenses                   (1,566)              (1,356)             (1,352)
                                      ------               ------              ------
Net investment
    income earned                 $   99,495               96,531              99,196
                                    ========               ======              ======



(b) Net unrealized gains on debt securities, held-to-maturity are as follows:

(in thousands)                          2000                1999                 1998
-------------------------------------------------------------------------------------
Net unrealized gains              $     5,880                 220              14,799
                                        =====                 ===              ======
Increase (decrease) in net
    unrealized gains              $     5,660             (14,579)             (1,283)
                                        =====             ========             =======


(c) Gross and net unrealized gains (losses) on securities, available-for-sale are as follows:

(in thousands)                          2000                1999                 1998
-------------------------------------------------------------------------------------
Debt securities:
Gains                               $ 27,977                8,812              44,227
Losses                                (9,917)             (27,193)             (2,579)
                                      ------              -------              ------
                                      18,060              (18,381)             41,648
                                      ------              -------              ------
Equity securities:
Gains                                138,093              141,206             140,001
Losses                                (3,345)              (4,834)             (5,768)
                                      ------               ------              ------
                                     134,748              136,372             134,233
                                     -------              -------             -------
Net unrealized gains
    on available-for-sale
    securities                       152,808              117,991             175,881
Deferred income tax
    expense                          (53,483)             (41,297)            (61,558)
                                     -------              -------             -------
Net unrealized gains,
    net of deferred income tax      $ 99,325               76,694             114,323
                                      ======               ======             =======
Increase (decrease) in net
    unrealized gains, net
    of deferred income tax           $22,631              (37,629)             25,272
                                      ======              ========             ======

(d) The amortized cost, estimated fair values and gross unrealized gains (losses) of debt securities, held-to-maturity at December 31, 2000 and 1999, respectively, are as follows:

                                                                              Gross                Gross
                                                  Amortized                Unrealized           Unrealized           Fair
                                                    Cost                      Gains               Losses            Value
 (in thousands)                              2000         1999           2000       1999      2000    1999      2000      1999
--------------------------------------------------------------------------------------------------------------------------------
U.S. government and
    government agencies                     $     2,136        8,415        8         63        -       (58)     2,144     8,420
Obligations of states and
    political subdivisions                      207,415      246,844    5,758      4,588     (146)   (4,272)   213,027   247,160
Mortgage-backed securities                       15,626       16,125      260          7        -      (108)    15,886    16,024
                                                 ------       ------      ---          -               ----     ------    ------
Total debt securities, held-to-maturity     $   225,177      271,384    6,026      4,658     (146)   (4,438)   231,057   271,604
                                             ==========      =======    =====      =====     ====    ======    =======   =======


(e) The cost/amortized cost, estimated fair values and gross unrealized gains (losses) of securities, available-for-sale at December 31, 2000 and 1999, respectively, are as follows:

                                                 Cost/                    Gross                  Gross
                                               Amortized               Unrealized             Unrealized                Fair
                                                  Cost                    Gains                  Losses                Value
(in thousands)                               2000        1999        2000       1999         2000       1999      2000       1999
----------------------------------------------------------------------------------------------------------------------------------
U.S. government and
    government agencies                $     94,572     122,263      2,929        735       (48)     (1,954)     97,453    121,044
Obligations of states and
    political subdivisions                  445,666     439,167     12,053      5,714      (775)    (10,543)    456,944    434,338
Corporate securities                        544,044     493,951     10,274      2,240    (8,826)    (12,147)    545,492    484,044
Asset-backed securities                      10,716      19,704         28         10      (258)       (727)     10,486     18,987
Mortgage-backed securities                   89,700      66,082      2,693        113       (10)     (1,822)     92,383     64,373
                                             ------      ------      -----        ---       ---      ------      ------     ------
Debt securities, available-for-sale       1,184,698   1,141,167     27,977      8,812    (9,917)    (27,193)  1,202,758  1,122,786
Equity securities, available-for-sale       104,830     115,626    138,093    141,206    (3,345)     (4,834)    239,578    251,998
                                            -------     -------    -------    -------    ------      ------     -------    -------
Total securities, available-for-sale   $  1,289,528   1,256,793    166,070    150,018   (13,262)    (32,027)  1,442,336  1,374,784
                                        ===========   =========    =======    =======   =======     =======   =========  =========






f) Realized gains (losses) are as follows:

(in thousands)                          2000                1999                 1998
-------------------------------------------------------------------------------------
Debt securities,
  held-to-maturity
    Gains                           $      8                  102                 129
Debt securities,
  available-for-sale
    Gains                                197                   53               1,086
    Losses                            (2,340)              (7,312)               (271)
Equity securities,
  available-for-sale
    Gains                             11,039               43,295               5,513
    Losses                            (4,713)              (6,761)             (8,596)
                                      ------               ------              ------

Net realized gains (losses)         $  4,191               29,377              (2,139)
                                     =======               ======              ======





(g) The amortized cost and estimated fair value of debt securities at December 31, 2000, by contractual maturity are shown below. Mortgage-backed securities are included in the maturity tables using the estimated average life. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Listed below are debt securities, held-to-maturity:

                                             Amortized                 Fair
(in thousands)                                 Cost                   Value
---------------------------------------------------------------------------
Due in one year or less                       $ 30,029               30,369
Due after one year through
    five years                                 177,384              181,958
Due after five years through
    ten years                                   17,283               18,053
Due after ten years through
    fifteen years                                  481                  677
Due after fifteen years                              -                    -
                                                     -                    -
Total debt securities,
    held-to-maturity                          $225,177              231,057
                                               =======              =======

Listed below are debt securities, available-for-sale:

                                                Amortized             Fair
(in thousands)                                    Cost                Value
---------------------------------------------------------------------------
Due in one year or less                       $112,696              112,540
Due after one year through
    five years                                 584,611              596,784
Due after five years through
    ten years                                  422,389              426,190
Due after ten years through
    fifteen years                               53,211               53,813
Due after fifteen years                         11,791               13,431
                                                ------               ------
Total debt securities,
    available-for-sale                      $1,184,698            1,202,758
                                             =========            =========



(h) Certain investments were on deposit with various state regulatory agencies to comply with insurance laws with carrying values of $15,755,000 and $12,880,000 as of December 31, 2000 and 1999, respectively.

(i) The Company is not exposed to significant concentrations of credit risk within the investment portfolio.

(j) The components of comprehensive income, both gross and net of tax, for 2000, 1999 and 1998 are as follows:


                                                       2000

(in thousands)                                                   Gross                 Tax                 Net
--------------------------------------------------------------------------------------------------------------
Income                                                        $ 24,544              (1,991)              26,535
Components of other com- prehensive income:
    -Unrealized holding gains   during the period               39,000              13,650               25,350
    Reclassification adjustment                                 (4,183)             (1,464)              (2,719)
                                                                ------              ------               ------
    Other comprehensive income                                  34,817              12,186               22,631

Comprehensive income                                           $59,361              10,195               49,166
                                                                ======              ======               ======

                                                        1999

(in thousands)                                                   Gross                 Tax                 Net
--------------------------------------------------------------------------------------------------------------
Income                                                         $63,403               9,686               53,717
Components of other com- prehensive income:
    -Unrealized holding losses   during the period             (28,616)            (10,016)             (18,600)
    Reclassification adjustment                                (29,275)            (10,246)             (19,029)
                                                               -------             -------              -------
    Other comprehensive income                                 (57,891)            (20,262)             (37,629)

Comprehensive income                                            $5,512             (10,576)              16,088
                                                                 =====             =======               ======

                                                        1998

(in thousands)                                                   Gross                 Tax                 Net
--------------------------------------------------------------------------------------------------------------
Income                                                         $63,704              10,134               53,570
Components of other com- prehensive income:
    -Unrealized holding gains   during the period               36,612              12,814               23,798
    Reclassification adjustment                                  2,268                 794                1,474
    Other comprehensive income                                  38,880              13,608               25,272
                                                                ------              ------               ------

Comprehensive income                                          $102,584              23,742               78,842
                                                               =======              ======               ======

Note 5  Indebtedness

(a) Convertible Subordinated Debentures The Debentures were issued under an Indenture dated December 29, 1982, (Indenture) in the principal amount of $25,000,000, bearing interest at a rate of 8.75% per annum, which is payable on the unpaid principal semiannually on January 1 and July 1 in each year to holders of record at the close of business on the preceding December 15 and June 15. The Debentures are convertible into common stock at an effective conversion price of $7.08 per share. The principal amount of the Debentures, including any accrued interest, is due on January 1, 2008.

      The Indenture requires the Company to retire, through the operation of a mandatory sinking fund, 5% of the original $25,000,000 aggregate principal amount of the debentures on, or before, December 31 of each of the years from 1993, to and including, 2006. Voluntary conversions have satisfied this obligation in its entirety.

(b) Notes Payable (1) On May 4, 2000, the Company entered into a $30,000,000 and a $61,500,000 note purchase agreement with various lenders covering the 8.63% and 8.87% Senior Notes, respectively.

       For the 8.63% Senior Notes, the Company is required to pay $6,000,000 principal amount in each year commencing on May 4, 2003 and ending on May 4, 2007, inclusive, together with accrued interest thereon. The unpaid principal amount of these Senior Notes accrues interest that is payable semiannually on May 4 and November 4 of each year, until the principal is paid in full.

       For the 8.87% Senior Notes, the Company is required to pay $12,300,000 principal amount in each year commencing on May 4, 2006 and ending on May 4, 2010, inclusive, together with accrued interest thereon. The unpaid principal amount of these Senior Notes accrues interest that is payable semiannually on May 4 and November 4 of each year, until the principal is paid in full.

       (2) On August 12, 1994, the Company entered into a $54,000,000 note purchase agreement with various lenders covering the 8.77% Senior Notes. The Company is required to pay $18,000,000 principal amount in each year commencing on August 1, 2003 and ending on August 1, 2005, inclusive, together with accrued interest thereon. The unpaid principal amount of the 8.77% Senior Notes accrues interest that is payable semiannually on February 1 and August 1 of each year, until the principal is paid in full.

       (3) On November 24, 1992, the Company entered into a $50,000,000 note purchase agreement with various lenders covering the 7.84% Senior Notes. The Company made its fifth required principal payment of the 7.84% Senior Notes of $7,143,000 on November 15, 2000. The Company will continue to make the required principal payment of $7,143,000 per annum through November 15, 2002, inclusive, together with accrued interest thereon. The unpaid principal amount of the 7.84% Senior Notes accrues interest that is payable semiannually on May 15 and November 15 of each year, until the principal is paid in full.

       Each note purchase agreement contains restrictive covenants that limit the Company's ability to declare dividends or incur additional indebtedness. At December 31, 2000 the amount available for dividends to stockholders under said restrictions was $127,377,000 for the 1992 and 1994 Senior Notes and $95,868,000 for the 2000 Senior Notes.

(c) Short-Term Debt The Company has revolving lines of credit amounting to $50,000,000 at December 31, 2000 and $75,000,000 at December 31, 1999. At
December 31, 2000 there was no balance outstanding, and at December 31, 1999, $51,302,000 was outstanding under these lines. Interest is determined on a LIBOR, prime rate or money market rate basis at the Company's option. At December 31, 1999 there was approximately $192,000, in accrued interest relating to the outstanding balance. The weighted average interest rate on these borrowings was 6.5% in 2000 and 5.7% in 1999. The amounts available under these agreements at December 31, 2000 and 1999 were $50,000,000 and $23,698,000, respectively.

Note 6  Reinsurance

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts which protect against losses over stipulated amounts arising from any one occurrence or event. The reinsurance arrangements enable greater diversification of business and can serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

      The insurance subsidiaries are contingently liable to the extent that any reinsurer becomes unable to meet its contractual obligations. The Company reviews the financial condition of its existing reinsurers for any potential write-offs of uncollectible amounts. At December 31, 2000, the Company had prepaid reinsurance premiums and net reinsurance recoverables with American Re-Insurance Company (rated "A++ Superior" by A.M. Best Company, Inc.) and a state insurance fund that amounted to $64,037,000 and $75,161,000, respectively. The Company has a $35,000,000 trust fund agreement with American Re-Insurance Company to secure a portion of the Company's recoverable amounts.

      Under the Company's reinsurance arrangements, which are all prospective in nature, reinsurance premiums ceded are recorded as prepaid reinsurance and amortized over the remaining contract period in proportion to the insurance protection provided, and recoveries are recognized as losses are recorded.



The following is a table of assumed and ceded amounts by income statement caption:

(in thousands)                          2000                1999                 1998
-------------------------------------------------------------------------------------
Premiums written:
Assumed                              $14,192               18,774              19,583
Ceded                                (95,019)             (79,023)            (79,585)
Premiums earned:
Assumed                               14,529               20,943              21,239
Ceded                                (94,453)             (78,177)            (79,089)
Losses incurred:
Assumed                                9,738               14,661              16,339
Ceded                                (46,258)            (129,250)            (52,067)
Loss expenses incurred:
Assumed                                1,269                1,629               2,166
Ceded                                 (3,543)              (5,887)             (2,349)

      Assumed business has declined when compared to prior years due to a decrease in involuntary commercial and personal automobile plan business. Ceded premiums increased in 2000 partially due to an additional $8,000,000 in Flood business which is 100% ceded to the National Flood Insurance Program. The remaining increase in ceded premiums is attributable to an overall increase in direct business written. Losses ceded decreased substantially from 1999 due to a drop in 2000 catastrophic losses. Ceded losses in 1999 included $47,000,000 from Hurricane Floyd ceded to the National Flood Insurance Program. In addition, a $36,000,000 adjustment was made in 1999 to New Jersey Personal Injury Protection (PIP) claims ceded to the New Jersey Unsatisfied Claims Judgement Fund for reimbursement to the Company in accordance with state law. The Company performed a comprehensive review of New Jersey PIP claims and determined that 27 claims should be re-classified to "lifetime" benefit status. Adjusting outstanding loss reserves on these 27 claims to new ultimate projections resulted in the additional loss reserves in 1999.

Note 7  Retirement Plans

(a) Retirement Savings Plan The Company offers a voluntary defined contribution 401(k) retirement savings plan to employees who meet eligibility requirements. The plan allows employees to make contributions to a number of diversified investment options including the Company's common stock, on a before and/or after-tax basis. During 2000 and 1999, 37,697 and 37,963 shares of the Company's common stock were issued under this plan, respectively.

      The number of shares of the Company's common stock available to be purchased under the plan was 871,178 at December 31, 2000. Employees can contribute up to a maximum of 12% of their defined compensation and these contributions, up to a maximum of 6%, are matched 50% by the Company.

      Two additional defined contribution plans are maintained by certain subsidiaries of the Diversified Insurance Services segment which do not participate in the company's defined contribution plan. One 401(k) plan allows employees to contribute up to a maximum of 15% of annual pay and up to 3% of contributions are matched 200% by employer, while the other plan has a maximum contribution of 16% with employer matching 50% of contributions by associates employed over 6 years and 25% for all other employees.

      Employer contributions for all the plans amounted to $2,366,000, $1,840,000 and $1,597,000 in 2000, 1999 and 1998 respectively. (b) Retirement
Income Plan The Company has a noncontributory defined benefit retirement income plan covering substantially all employees who meet eligibility requirements. The Company's funding policy provides that payments to the pension trust shall be equal to the minimum funding requirements of the Employee Retirement Income Security Act plus additional amounts that may be approved by the Company from time to time. The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

      The plan's assets are generally invested in debt and equity securities. The debt securities are invested 100% in investment grade quality securities. The reconciliations of the plan are as follows:

(in thousands)                                              2000                 1999
-------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation, beginning of year                     $63,075              66,979
Service cost                                                4,047               4,364
Interest cost                                               4,638               4,225
Actuarial gains                                              (329)            (10,734)
Benefits paid                                              (1,817)             (1,759)
                                                           ------              ------
Benefit obligation, end of year                           $69,614              63,075
                                                           ======              ======
Change in Fair Value of Assets:
Fair value of assets, beginning of year                   $49,827              53,100
Actual return on plan assets (net of
     expenses)                                                598              (1,531)
Contributions by the employer                               3,220                  --
Benefits paid                                              (1,800)             (1,742)
                                                           ------              ------
Fair value of assets, end of year                         $51,845              49,827
                                                           ======              ======
Reconciliation of Funded Status:
Funded status                                            $(17,769)            (13,248)
Unrecognized prior service cost                               931               1,103
Unrecognized net loss                                       3,938                 655
                                                            -----                 ---
Net amount recognized                                    $(12,900)            (11,490)
                                                          =======             =======


(in thousands)                                               2000                1999        1998
-------------------------------------------------------------------------------------------------
Components of Net Periodic
    Benefit Cost:
Service cost                                               $4,047               4,364           3,340
Interest cost                                               4,638               4,225           3,892
Expected return on plan assets                             (4,222)             (4,351)         (4,043)
Amortization of unrecognized prior
    service cost                                              172                 225             237
Amortization of unrecognized net
    loss                                                       12                  38              15
                                                               --                  --              --
Net periodic benefit cost                                  $4,647               4,501           3,441
                                                            =====               =====           =====

Weighted-Average Assumptions as of
    December 31:
Discount rate                                                7.50%                7.50           6.50
Expected return on plan assets                               8.50%                8.50           8.50
Rate of compensation increase                                5.00%                5.00           4.50

      All amounts in the reconciliation of funded status were recognized in the balance sheets for 2000 and 1999. There were no amounts to be included in other comprehensive income for the periods shown resulting from a change in the minimum pension liability.



(c) Postretirement Plan The Company provides life insurance benefits (postretirement benefits) for retired employees. Substantially all the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company and meet a minimum of ten years of eligibility service. Those who retired prior to January 1, 1991, receive life insurance coverage which decreased over ten years to a current ultimate value of $5,000 per retiree. Those retiring on or after January 1, 1991, receive life insurance coverage in an amount equal to 50% of their annual salary amount in effect at the end of their active career. The estimated cost of these benefits is accrued over the working lives of those employees expected to qualify for such benefits as a level percentage of their payroll costs.

      The reconciliations of the plan are presented as follows:

(in thousands)                                              2000                 1999
-------------------------------------------------------------------------------------
Change in Post Retirement Obligation:
Benefit obligation, beginning of year                      $5,118               5,315
Service cost                                                  216                 253
Interest cost                                                 374                 337
Actuarial gains                                               (76)               (532)
Benefits paid                                                (226)               (255)
                                                             ----                ----
Benefit obligation, end of year                            $5,406               5,118
                                                            =====               =====

Reconciliation of Funded Status:
Funded status                                             $(5,406)             (5,118)
Unrecognized transition
    obligation                                                502                 548
Unrecognized net gain                                        (533)               (457)
                                                             ----                ----
Net amount recognized                                     $(5,437)             (5,027)
                                                           ======              ======


(in thousands)                                              2000                 1999                1998
---------------------------------------------------------------------------------------------------------
Components of Net Post      Retirement Cost:
Service cost                                                 $216                 253                  165
Interest cost                                                 374                 337                  340
Amortization of unrecognized
    transition obligation                                      46                  46                   46
Amortization of unrecognized net
    gain                                                       --                  --                   (6)
                                                               --                  --                   ---
Net post retirement cost                                     $636                 636                  545
                                                              ===                 ===                  ===

Weighted-Average Assumptions as of
    December 31:
Discount rate                                                7.50%               7.50                 6.50
Rate of compensation increase                                5.00%               5.00                 4.50



All amounts in the reconciliation of funded status were recognized in the balance sheets for 2000 and 1999. There were no unrecognized prior service costs for 2000 and 1999. There were no amounts to be included in other comprehensive income for the periods shown.

(d) Retirement Plan for Nonemployee Directors The Company terminated, effective December 31, 1997, a nonqualified unfunded defined benefit retirement income plan for nonemployee Directors. The estimated accrued costs for this plan were not material. As part of the termination, the present value of each Director's future benefits, as of that date, was converted into units based on the fair value of

(in thousands)                                     2000              1999       1998
------------------------------------------------------------------------------------
Components of Net Periodic
    Benefit Cost:
Service cost                                     $4,047             4,364            3,340
Interest cost                                     4,638             4,225            3,892
Expected return on plan assets                   (4,222)           (4,351)          (4,043)
Amortization of unrecognized prior
    service cost                                    172               225              237
Amortization of unrecognized net
    loss                                             12                38               15
                                                     --                --               --
Net periodic benefit cost                        $4,647             4,501            3,441
                                                  =====             =====            =====
Weighted-Average Assumptions as of
    December 31:
Discount rate                                      7.50%             7.50             6.50
Expected return on plan assets                     8.50%             8.50             8.50
Rate of compensation increase                      5.00%             5.00             4.50

        All amounts in the reconciliation of funded status were recognized in the balance sheets for 2000 and 1999. There were no amounts to be included in other comprehensive income for the periods shown resulting from a change in the minimum pension liability.

(c) Postretirement Plan The Company provides life insurance benefits (postretirement benefits) for retired employees. Substantially all the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company and meet a minimum of ten years of eligibility service. Those who retired prior to January 1, 1991, receive life insurance coverage which decreased over ten years to a current ultimate value of $5,000 per retiree. Those retiring on or after January 1, 1991, receive life insurance coverage in an amount equal to 50% of their annual salary amount in effect at the end of their active career. The estimated cost of these benefits is accrued over the working lives of those employees expected to qualify for such benefits as a level percentage of their payroll costs.

        The reconciliations of the plan are presented as follows:

(in thousands)                                     2000              1999
-------------------------------------------------------------------------
Change in Post Retirement Obligation:
Benefit obligation, beginning of year            $5,118             5,315
Service cost                                        216               253
Interest cost                                       374               337
Actuarial gains                                     (76)             (532)
Benefits paid                                      (226)             (255)
                                                   ----              ----
Benefit obligation, end of year                  $5,406             5,118
                                                  =====             =====
Reconciliation of Funded Status:
Funded status                                   $(5,406)           (5,118)
Unrecognized transition
    obligation                                      502               548
Unrecognized net gain                              (533)             (457)
                                                   ----              ----
Net amount recognized                           $(5,437)           (5,027)
                                                 ======            ======


(in thousands)                                     2000              1999             1998
------------------------------------------------------------------------------------------
Components of Net Post      Retirement Cost:
Service cost                                       $216               253              165
Interest cost                                       374               337              340
Amortization of unrecognized
    transition obligation                            46                46               46
Amortization of unrecognized net
    gain                                             --                --               (6)
                                                     --                --               ---
Net post retirement cost                           $636               636              545
                                                    ===               ===              ===
Weighted-Average Assumptions as of
    December 31:
Discount rate                                      7.50%             7.50             6.50
Rate of compensation increase                      5.00%             5.00             4.50

All amounts in the reconciliation of funded status were recognized in the balance sheets for 2000 and 1999. There were no unrecognized prior service costs for 2000 and 1999. There were no amounts to be included in other comprehensive income for the periods shown.

(d) Retirement Plan for Nonemployee Directors The Company terminated, effective December 31, 1997, a nonqualified unfunded defined benefit retirement income plan for nonemployee Directors. The estimated accrued costs for this plan were not material. As part of the termination, the present value of each Director's future benefits, as of that date, was converted into units based on the fair value of

Selective common stock on that date. The cash value of these units based upon the fair value of Selective common stock on retirement date will be distributed to each Director upon retirement, or at each Director's election, over a period of fifteen years after such retirement. The units will accrue amounts equivalent to dividends which will also be converted into units based on the fair market value of Selective common stock on the applicable dividend reinvestment dates. The accrued liability of these units at December 31, 2000 was $1,251,000 compared with $1,301,000 at the time of conversion.

Note 8 Incentive Compensation Plans The Company has incentive compensation plans in which employees are eligible to participate based on corporate and individual performance goals. The total compensation costs charged to expense in connection with the plans were $1,518,000, $883,000 and $5,217,000 in 2000, 1999 and 1998,
respectively. The decrease in incentive compensation for 2000 and 1999 reflects the absence of a payout in the insurance companies due to insufficient profitability experienced during both of those years.

        On December 18, 1998, one of the Company's subsidiaries established an irrevocable trust for certain key executives. The total compensation costs charged to expense in connection with this agreement were $1,646,000 in 2000 and $1,712,000 in 1999. The agreement ends December 2002.

Note 9 Stock Compensation Plans The Company has adopted the pro forma footnote disclosure-only provisions of FASB 123. Based on the fair value method consistent with the provisions of FASB 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts indicated below:

(in thousands, except per share amounts)
                                  2000        1999      1998
------------------------------------------------------------
Net income:
As reported                      $26,535     53,717     53,570
Pro forma                         25,939     53,181     52,142

Basic earnings per share:
As reported                         1.07       1.98       1.88
Pro forma                           1.04       1.96       1.83

Diluted earnings per share:
As reported                         1.01       1.87       1.74
Pro forma                            .99       1.85       1.69

        The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: (i) risk free interest rate of 6.00%, 5.45% and 4.84% for the employee stock purchase plan and 6.56%, 5.40% and 4.76% for all other option plans; (ii) expected life of six months for the employee stock purchase plan for all years and seven, eight, and five years for all other option plans for 2000, 1999, and 1998 respectively; (iii) dividend yield of 3.4%, 3.2% and 2.4%; and (iv) an expected volatility of 31%, 26% and 23% for the employee stock purchase plan and 23%, 22% and 23% for all other option plans for 2000, 1999, and 1998, respectively.

        The weighted-average fair value of options and stocks granted per share, during the year for 2000, 1999 and 1998, respectively, is as follows:

                                      2000      1999     1998
-------------------------------------------------------------
Stock option plans                    $4.01     4.52      4.00
Restricted stock                      15.60    18.38     26.41
Employee stock purchase plan:
  Six month option                     1.55     1.31      1.36
  15% of grant date market value       2.67     2.70      3.17
                                       ----     ----      ----
Total                                  4.22     4.01      4.53
Agents stock purchase plan:
  Discount of grant date market value  1.00      .91      1.14

A summary of the option transactions under the stock option plans is as follows:

                                             Stock    Weighted
                                            appre-      average
                            Number          ciation    exercise
                           of shares        rights       price
--------------------------------------------------------------
Outstanding at
    December 31, 1997      1,936,690        107,800     $16.17
Granted--1998                240,700             --      19.90
Exercised--1998             (253,176)        (3,362)     13.14
Forfeited--1998              (34,562)       (60,438)     17.10
                             -------        -------      -----
Outstanding at
     December 31, 1998     1,889,652         44,000      17.03
Granted--1999                 60,000             --      18.45
Exercised--1999              (44,660)            --      14.16
Forfeited--1999              (31,710)        (8,000)     18.83
                             -------         ------      -----
Outstanding at
    December 31, 1999      1,873,282         36,000      17.11
Granted--2000                163,950             --      15.49
Exercised--2000             (103,430)        (7,610)     13.11
Forfeited--2000              (98,210)       (14,390)     18.97
                             -------        -------      -----
Outstanding at
    December 31, 2000      1,835,592         14,000     $17.12
                           =========         ======      =====

        Options exercisable and their weighted average exercise price at year end are 1,773,915, and $17.02, 1,772,082 and $16.78, 1,754,448 and $16.35 for
2000, 1999 and 1998, respectively.

        The following table summarizes information about stock options outstanding and exercisable under the stock option plans at December 31, 2000:

                               Options Outstanding                     Options Exercisable
                --------------------------------------------    ---------------------------------

                                Weighted
                                 average         Weighted                           Weighted
   Range of                     remaining         average                            average
   exercise      Number        contractual       exercise           Number          exercise
     prices     of shares     life in years        price           of shares          price
-------------------------------------------------------------------------------------------------
$ 5 to 10        42,500             1.0            $  9.13         42,500             $  9.13
10 to 14         297,896            3.5              12.45        297,896               12.45
14 to 18         699,686            5.0              15.85        666,686               15.88
18 to 20         562,540            6.3              18.54        562,540               18.54
20 to 28         232,970            6.7              24.92        204,293               24.85
                 -------            ---              -----        -------               -----
                1,835,592           5.3             $17.12      1,773,915             $ 17.02
                =========           ===              =====      =========               =====

(a) Stock Option Plan Under the Company's original stock option plan, 14,000 shares of the Company's common stock are reserved for issuance, upon exercise of stock options outstanding at December 31, 2000. This plan permitted the granting of qualified and nonqualified stock options to key employees, which may or may not have stock appreciation rights (SARs) attached. Options and related SARs were granted at not less than fair value on the date of the grant, are required to be exercised within ten years from the date of the grant and are exercisable immediately upon the grant. This plan expired in August 1992 and was replaced with the Company's stock option plan II.

        Compensation expense, based on the increase or decrease in the fair value of the Company's common stock, is charged or (credited) to other expense in recognition of the SARs attached to the granted options. Such amounts were $(28,000), $(194,750) and $(1,481,000) in 2000, 1999 and 1998, respectively.

(b) Stock Option Plan II Under the Company's stock option plan II, 2,738,527 shares of the Company's common stock are available for issuance at December 31, 2000. The plan permits the granting of qualified and nonqualified stock options to employees, which may or may not have SARs attached. Options and related SARs may be granted at not less than fair value on the date of the grant and may be subject to certain vesting periods as determined by the Company's Salary and Employee Benefits Committee (Committee). Each grant must be exercised within ten years from the date of the grant. Under this plan, the Company granted options of 130,950, 24,000 and 207,700 for 2000, 1999 and 1998, respectively.

        Under the Company's stock option plan II, the Committee may, at its discretion, make restricted or unrestricted grants of common stock, or grant rights to receive common stock, to employees in addition to or in substitution for options and/or SARs granted. The Company granted a total of 211,309, 230,328 and 157,356 restricted shares for 2000, 1999 and 1998, respectively, and 69,718 and 23,293 and 27,295 shares were forfeited in 2000, 1999 and 1998, respectively. Each such grant must be expressly subject to the attainment of one or more performance-related objectives for certain executive officers, and may be subject to the attainment of one or more performance-related objectives for other employees, as determined by the Committee and set forth in an award agreement. Each such grant also is subject to a vesting period or other terms, conditions, restrictions and limitations as determined by the Committee at its discretion and set forth in an award agreement.

        During the vesting period, dividends are earned and held in escrow on the restricted shares subject to the same vesting period and conditions as set forth in the award agreement. Effective September 3, 1996, dividends earned on the restricted shares are reinvested in the Company's common stock at fair value. The Company issued through the dividend reinvestment feature (net of forfeitures), 9,908, 17,118 and 12,870 restricted shares in 2000, 1999 and 1998, respectively, from the dividend reinvestment plan reserves.

Deferred compensation expense is recognized for the fair value of the restricted shares when granted and is adjusted for the increases or decreases in the fair value of the Company's common stock for share awards subject to performance-related objectives and is amortized ratably over the vesting period. The unamortized amount is accounted for as a reduction of stockholders' equity. At December 31, 2000, 1999 and 1998, respectively, deferred compensation of $5,941,000, $6,246,000 and $5,613,000 was recorded as a reduction of stockholders' equity and the amounts amortized to expense in 2000, 1999 and 1998, respectively, were $3,462,000, $2,785,000 and $1,593,000.

(c) Employee Stock Purchase Plan Under the terms of the employee stock purchase plan, the number of shares of common stock available to be purchased is 521,854. This plan is available to all employees who meet the eligibility requirements and provides for the issuance of options to purchase shares of common stock. The purchase price is the lower of: (i) 85% of the closing market price at the time the option is granted or (ii) 85% of the closing price at the time the option is exercised. The Company issued 92,886, 87,026 and 74,613 shares in 2000, 1999 and 1998, respectively, to employees and charged to expense $248,000, $235,000 and $235,000 in 2000, 1999 and 1998, respectively.

(d) Stock Unit Awards Beginning in 1998, certain officers of the Company were granted phantom stock units in lieu of grants of restricted stock. There were no phantom stock units awarded in 2000. The total number of phantom stock units awarded in 1999 and 1998 was 6,000 and 23,000, respectively. The value of the phantom stock units will be paid in cash upon retirement. The value of the phantom stock units is being charged to expense over the estimated remaining employment period.

(e) Stock Option Plan for Nonemployee Directors Under the Company's stock option plan for directors, 794,500 shares of the Company's common stock are available for issuance. Each director who is not a full-time employee of the Company participates in the plan and automatically receives a nonqualified option to purchase 3,000 shares of common stock at not less than fair value on March 1 of each year. Each option becomes exercisable one year after the option was granted and expires no more than ten years from the date the option is granted. Under this plan, the Company granted options of 33,000, 36,000 and 33,000 for 2000, 1999 and 1998, respectively.

(f) Stock Compensation Plan for Nonemployee Directors In May 1996, the shareholders approved the stock compensation plan for nonemployee directors, effective January 1, 1997. The purpose of this plan is to provide for the payment of the annual compensation for the directors' services in shares of the Company's common stock. The amount of common shares available for issuance under the plan is 359,334. The Company issued 11,435 shares, 10,127 shares and 7,872 shares shares during 2000, 1999 and 1998, respectively and charged to expense $418,000, $438,000 and $243,000, respectively. The plan was amended effective January 1, 2001 to permit the directors to elect to receive up to 50% of his or her compensation under the plan in cash for each calendar year. Each non-employee director must elect on or before December 20 of each year how compensation for the following year will be paid.

(g) Agent Stock Purchase Plan Under the terms of the agents' stock purchase plan, the number of shares of common stock available to be purchased is 911,507. This plan provides for quarterly offerings in which independent insurance agents can purchase the Company's common stock at a 5% discount for the purchases through September 1, 2000. During 2000, the plan was amended so that effective with the December 1, 2000 purchase, the discount is 10% with a one year restricted period during which the shares purchased cannot be sold or transferred. The Company issued 33,082 shares, 59,285 shares and 85,672 shares in 2000, 1999 and 1998, respectively, to agents and charged to expense $33,000, $54,000 and $98,000 in 2000, 1999 and 1998, respectively.

Note 10 Stockholders' Equity The Company maintains a dividend reinvestment plan, under which 188,583 shares of common stock are available for issuance. Shares purchased under this plan are issued at fair value.

        Under a common stock repurchase program authorized by the Board of Directors on July 29, 1996 and extended on July 28, 1998, May 7, 1999, November 2, 1999 and February 3, 2000, the Company can repurchase up to 8,000,000 shares. In 2000, 1999 and 1998, the Company acquired 2,101,000, 2,505,000 and 1,774,000 shares, respectively, at a total cost of $36,536,000, $45,716,000 and $37,750,000, respectively. The total amounts of stock repurchased under this program since July 29, 1996 through December 31, 2000 is 6,973,000 shares at a total cost of $132,788,000.

        Shares repurchased in conjunction with restricted stock vestings and option exercises are 69,000, 9,000 and 21,000 for 2000, 1999 and 1998,
respectively, at a total cost of $1,141,000, $169,000 and $455,000, respectively.

        Selective's ability to declare and pay dividends on common stock is affected by the ability of its subsidiaries to declare and pay dividends to the holding company. The dividends from the Diversified Insurance Services subsidiaries are restricted only by the operating needs of those subsidiaries. The dividends from insurance subsidiaries are under the regulatory limitations of the states in which the insurance subsidiaries are domiciled: New Jersey, New York, North Carolina and South Carolina.

        In all such jurisdictions, domestic insurers are prohibited from paying "extraordinary dividends" without approval of the insurance commissioner of the respective state. Additionally, New Jersey and South Carolina require notice of the declaration of any ordinary or extraordinary dividend distribution. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the insurer's surplus, with regard to policyholders, is not reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs.

        Based on the 2000 statutory financial statements, the maximum dividends that can ultimately be paid to Selective in 2001 by Selective Insurance Company of America, Selective Way Insurance Company, Selective Insurance Company of the Southeast, Selective Insurance Company of South Carolina and Selective Insurance Company of New York are $25,105,000, $11,690,000, $2,388,000, $4,216,000 and
$3,230,000, respectively. The statutory capital and surplus of the insurance subsidiaries in excess of these ordinary dividend amounts must remain within the insurance subsidiaries in the absence of the approval of a request for an extraordinary dividend.

        The National Association of Insurance Commissioners (NAIC) has risk-based capital (RBC) requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. At December 31, 2000 and 1999, all the Companies have an amount above the authorized control level RBC, as defined by the NAIC.

Note 11 Preferred Share Purchase Rights Plan On February 2, 1999, Selective's Board of Directors approved the amended and restated stockholder rights plan. The rights to purchase one two-hundredth of a share of Selective Series A Junior Preferred Stock at an exercise price of $80 are attached to all shares of Selective common stock and are exercisable ten days after an announcement that a person or group has acquired 15% or more of the common stock (Acquiring Person) or ten business days after a person commences or announces its intent to make a tender offer which would result in their acquiring 15% or more of the common stock (Acquiring Person). If a person or group becomes an Acquiring Person, each right will entitle the holder, other than the Acquiring Person, to purchase the number of Selective common shares having a market value of two times the exercise price of $80.

        If Selective is acquired in a merger, or 50% or more of its assets are sold, each right other than the rights of an Acquiring Person, will be exercisable to purchase shares of the acquiring company having twice the market value of the $80 exercise price.

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

Note 12 Reconciliation of Statutory To Generally Accepted Accounting Principles Financial Statements (a) The following is a reconciliation of the differences between the Statutory Financial Statements and the GAAP Financial Statements:

(in thousands)                            2000              1999              1998
----------------------------------------------------------------------------------
Combined insurance
    subsidiaries - statutory basis
    net income                          $26,374           61,686            50,223
Deferred policy acquisition costs         9,318             (679)           11,664
Deferred Federal income taxes             3,634            2,076              (422)
Net gains (losses) of subsidiaries        4,865            2,790              (304)
Other, net                               (5,672)          (4,390)           (2,234)
                                         ------           ------            ------
Combined subsidiaries
    - GAAP basis                         38,519           61,483            58,927
Selective Insurance Group, Inc.,
    net of intercompany equity
    eliminations                        (11,984)          (7,766)           (5,357)
                                        -------           ------            ------
Consolidated financial
    statement - GAAP basis
    net income                          $26,535           53,717            53,570
                                         ======           ======            ======

(in thousands)                            2000              1999
----------------------------------------------------------------
Combined insurance subsidiaries -
    statutory surplus                  $484,884          515,624
Deferred policy acquisition costs       118,413          109,095
Deferred Federal income taxes             3,808           13,131
Loss reserves                              (609)          (1,080)
Net unrealized gains (losses) - debt
   securities, available-for-sale        18,060          (18,381)
Nonadmitted assets                       34,025           28,648
Stockholders' equity of subsidiaries     57,440           37,585
Other, net                                6,248           15,710
                                          -----           ------
Combined subsidiaries - GAAP
    basis                               722,269          700,332
Selective Insurance Group, Inc.,
    net of intercompany equity
    eliminations                       (144,472)        (130,368)
                                       --------         --------
Consolidated financial statement -
    GAAP basis stockholders' equity    $577,797          569,964
                                        =======          =======

(b) The insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various states of domicile. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. The insurance subsidiaries do not utilize any permitted statutory accounting practices that materially affect the determination of statutory surplus or risk-based capital. Furthermore, the NAIC had a project to codify statutory accounting practices, which becomes effective for reporting periods beginning after January 1, 2001, and is expected to constitute the principal source of "prescribed" statutory accounting practices. Codification is not expected to have a material impact on the Company.

Note 13 Earnings per Share The following table provides a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net income for the year ended:

(in thousands, except per share amounts)
                                 Income           Shares           Per Share
                               (Numerator)     (Denominator)        Amount
--------------------------------------------------------------------------------
2000
----
Basic EPS
Net Income available
  to common stockholders       $26,535           24,907                $1.07
                                                                        ====
Effect of Dilutive Securities
Restricted stock                    --              752
8.75% convertible
  subordinated debentures          250              649
Stock options                      (18)             210
                                   ---              ---
Diluted EPS
Income available to common
  stockholders + assumed
  conversions                  $26,767           26,518                $1.01
                                ======           ======                 ====

1999
----
Basic EPS
Net Income available
  to common stockholders       $53,717           27,081                $1.98
                                                                        ====
Effect of Dilutive Securities
Restricted stock                    --              683
8.75% convertible
  subordinated debentures          355              873
Stock options                     (127)             240
                                  ----              ---
Diluted EPS
Income available to common
  stockholders + assumed
  conversions                  $53,945           28,877                $1.87
                                ======           ======                 ====

1998
----
Basic EPS
Net Income available
  to common stockholders       $53,570           28,480                $1.88
                                                                        ====
Effect of Dilutive Securities
Restricted stock                    --              534
8.75% convertible
  subordinated debentures          375              926
Stock options                     (989)             472
                                  ----              ---
Diluted EPS
Income available to common
  stockholders + assumed
  conversions                  $52,956           30,412                $1.74
                                ======           ======                 ====

Note 14 Liability For Unpaid Claims And Claim Adjustment Expenses The table below provides a roll-forward of reserves for losses and loss expenses for beginning and ending reserve balances:

(in thousands)                                2000                1999                 1998
-------------------------------------------------------------------------------------------
Gross reserves for losses
    and loss expenses at
    beginning of year                   $1,273,808           1,193,274            1,161,169
Less reinsurance recoverable
    on unpaid losses and loss
    expenses at beginning of
    year                                   192,044             140,453              124,197
                                           -------             -------              -------
Net reserves for losses
    and loss expenses at
    beginning of year                    1,081,764           1,052,821            1,036,972
Provision for losses and loss
    expenses for claims
    occurring in the current
    year                                   615,095             600,793              510,319
Decrease in estimated
    losses and loss expenses for
    claims occurring in prior
    years                                   (1,029)             (8,578)              (2,519)
                                            ------              ------               ------

                                         1,695,830           1,645,036            1,544,772
                                         ---------           ---------            ---------

Net losses and loss expenses
    paid for claims occurring
    during:
Current year                               235,879             235,157              178,286
Prior years                                348,164             328,115              313,665
                                           -------             -------              -------
Total paid losses                          584,043             563,272              491,951
                                           -------             -------              -------
Net reserves for losses and
    loss expenses at end of year         1,111,787           1,081,764            1,052,821
Reinsurance recoverable on
    unpaid losses and loss
    expenses at end of year                160,869             192,044              140,453
                                           -------             -------              -------
Gross reserves for losses
    and loss expenses at
    end of year                         $1,272,656           1,273,808            1,193,274
                                         =========           =========            =========

As additional information is collected in the loss settlement process reserves are adjusted accordingly. These changes could have a material impact on the results of operations of future periods when the adjustments are made.

Note 15 Segment Information The Company is primarily engaged in writing property and casualty insurance. The Company has classified its business into three segments which are Insurance Operations (commercial lines underwriting, personal lines underwriting), Investments, and Diversified Insurance Services. The insurance segments are evaluated based on their GAAP underwriting results, Investments are evaluated based on after-tax investment returns, and the Diversified Insurance Services are evaluated based on results of operations in accordance with GAAP.

        The GAAP underwriting results of the Insurance Operations segment are determined taking into account net premiums earned, incurred losses and loss expenses, policy acquisition costs and other underwriting expenses and policyholders dividends. Management of the investment portfolio is separate from the insurance underwriting segment and, therefore, has been classified as a segment. The operating results of the Investments segment take into account net investment income and net realized gains and losses. The Diversified Insurance Services business is managed independently from the other segments and, therefore, has been classified separately. The Diversified Insurance Services segment consists of the flood business managed by the Company for the National Flood Insurance Program, medical cost containment operations, professional employer organization operations, software development and program administration operations, and fee based income from alternative market affiliation programs. The segment's results are determined taking into account the net revenues generated in each of the businesses, less the costs of operations.

        In computing the results of each segment, no adjustment is made for interest expense, net general corporate expenses or federal income taxes. The Company does not maintain separate investment portfolios for the segments and, therefore, does not allocate assets to the segments.

        The following summaries present revenues (net investment income and net realized gains or losses in the case of the investments segment) and pre-tax income for the individual segments:

Revenue by segment

(in thousands)                            2000              1999              1998
----------------------------------------------------------------------------------
Insurance Operations:
Commercial lines net
   premiums earned                     $611,865          570,650           506,020
Personal lines net
  premiums earned                       209,400          228,415           216,972
                                        -------          -------           -------
Total insurance operations              821,265          799,065           722,992
Investments:
Net investment income                    99,495           96,531            99,196
Net realized gains
  (losses) on investments                 4,191           29,377            (2,139)
                                          -----           ------            ------
Total investments                       103,686          125,908            97,057
Diversified Insurance
   Services                              76,063           46,653            14,100
                                         ------           ------            ------
Total all segments                   $1,001,014          971,627           834,149
                                      =========          =======           =======

Income or (loss) before Federal income tax by segment

(in thousands)                            2000              1999              1998
----------------------------------------------------------------------------------------
Insurance Operations:
Commercial lines
   underwriting                        $(45,186)         (47,625)          (32,871)
Personal lines
  underwriting                          (19,936)          (6,522)            7,885
                                        -------           ------             -----
Underwriting loss,
 before Federal income tax              (65,122)         (54,147)          (24,986)
Investments:
Net investment income                    99,495           96,531            99,196
Net realized gains
  (losses) on investments                 4,191           29,377            (2,139)
                                          -----           ------            ------
Total investment income,
before Federal income tax               103,686          125,908            97,057
Diversified Insurance Services:
Income before Federal
  income tax                              5,227            4,772             2,217
                                          -----            -----             -----

Total all segments                       43,791           76,533            74,288

Interest expense                        (13,745)          (9,460)           (9,409)
General corporate
   expenses                              (5,502)          (3,670)           (1,175)
                                         ------           ------            ------
Income before
  Federal income tax                   $ 24,544           63,403            63,704
                                         ======           ======            ======

Note 16 Related Party Transactions Certain officers of Selective exercised stock options by giving Selective promissory notes totalling $992,000 in payment for the stock purchased. The Company's noninterest bearing notes are secured by shares of the Company's common stock. The promissory notes are full recourse and subject to certain employment requirements. At December 31, 2000, the outstanding principal amount was $347,000.

        In August 1998, certain officers of Selective purchased stock on the open market with proceeds advanced by the Company. These officers gave Selective promissory notes totalling $1,773,000. The notes bear interest at 2.5% and are secured by the purchased shares of Selective's common stock. The promissory notes are full recourse and subject to certain employment requirements. At December 31, 2000, the principal amount outstanding was $1,110,000.

        The Company has utilized the services of Chas. E. Rue & Sons, Inc., a general insurance agency, of which William M. Rue, a director of Selective Insurance Group, Inc., is the President and owner of more than a 5% equity interest. The Company's insurance subsidiaries purchased insurance coverages from Chas. E. Rue & Sons, Inc. with premiums of $931,000, $689,000, and $826,000 during 2000, 1999, and 1998, respectively. Additionally, Chas. E. Rue & Sons, Inc. received $1,192,000, $1,226,000 and $1,276,000 in commissions for insurance policies placed with the Company's insurance subsidiaries during 2000, 1999, and 1998, respectively. The company believes that the related party transactions with Chas. E. Rue & Sons, Inc. were on terms as fair to the Company as could have been obtained from unaffiliated third parties.

Note 17 Commitments and Contingencies (a) Reserves established for liability insurance continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries have contained a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating the Company's exposure to environmental claims (for both case and IBNR reserves) resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues. Legal issues which arise in environmental cases include the determination of whether a case is one for a federal or state forum, choice of law, causation, admissibility of evidence, allocation of damages and contribution among joint defendants, successor and predecessor liability and whether direct action against insurers can be maintained. Coverage issues which arise in environmental cases include the interpretation and application of policy exclusions, the determination and calculation of policy limits, the determination of the ultimate amount of a loss, the extent to which a loss is covered by a policy, if at all, the obligation of an insurer to defend a claim and the extent to which a party can prove the existence of coverage. Courts have reached different and sometimes inconsistent conclusions on these legal and coverage issues. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

        At December 31, 2000, the Company's reserves for environmental claims amounted to $52,715,000 on a gross basis (including IBNR reserves of $19,775,000) and $47,175,000 (including IBNR reserves of $18,235,000) on a net basis. At December 31, 2000, the Company established a range of reasonably possible losses for reported environmental exposures of approximately $11,000,000 to $50,000,000 on a gross basis, and $10,000,000 to $44,000,000, on a net basis.The Company's case reserves for known environmental claims, excluding IBNR, were $32,940,000 on a gross basis and $28,940,000 on a net basis in connection with 2,409 claims, including multiple claimants who are associated with the same site or incident. These claims involved about 1,613 lawsuits. Of the 2,409 total environmental claims, 1,868 claims are asbestos related, of which 1,058 involve only two insureds. One such insured manufactured asbestos-containing products, while the other supplied asbestos-containing products. The reserve associated with these two insureds amounted to $2,249,000 on a gross basis and $1,649,000 on a net basis. About 80 of the total environmental claims involve approximately 20 landfills. The landfill sites account for reserves of approximately $14,818,000 on a gross basis and $14,618,000 on a net basis. The remaining claims, which represent about $15,873,000 on a gross basis and $12,673,000 on a net basis, involve leaking underground storage tanks, air pollution, as well as other asbestos claims. Litigation costs associated with environmental claims have been significant, particularly for landfill claims.

        While the number of asbestos type claims has been increasing, the average estimated loss is decreasing; therefore these claims represent only 9% of the company's total environmental exposure as of December 31, 2000. The Company has also experienced a shift in its non-asbestos environmental exposure. The number of traditional environmental claims, such as landfill and leaking underground storage tank claims, has remained constant or in some cases has decreased, while the number of short-tail exposure claims such as oil truck spills and Exterior Insulation Finishing System (EIFS) have increased. These claims tend to have lower litigation costs and generally can be settled in a shorter time frame than traditional environmental claims.

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

        The Company has established a range of reasonably possible IBNR losses for non-environmental net claims at December 31, 2000, of approximately $446,000,000 to $555,000,000 and at December 31, 1999, of approximately
$424,000,000 to $531,000,000. For each major product line of business, a non-environmental IBNR point estimate was calculated using standard actuarial techniques and an estimated split of loss expense reserves was then allocated to the IBNR provision. From this point estimate, the upper end of the range was calculated by adding 5% of the Company's aggregate reserve for net losses and loss expenses and the lower end of the range was calculated subtracting 5%. The Company's net IBNR loss and loss expense reserves for non-environmental claims were $494,000,000 at December 31, 2000 and $493,000,000 at December 31, 1999.

        Based on the Company's aggregate reserve for net losses and loss expenses at December 31, 2000, the Company does not expect that liabilities associated with environmental and non-environmental claims will have a materially adverse impact on its future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from the Company's current estimates.

        The table on page 56 provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon. The total environmental claims net incurred losses and loss expenses for 2000 decreased slightly while payments increased due to the settlement of certain asbestos and landfill claims during the year when compared to 1999. The total environmental claims net incurred losses and loss expenses for 1999 increase slightly when compared to 1998.

        The following table provides a roll-forward of the Company's gross and net environmental incurred losses and loss expenses and related reserves thereon:

(in thousands)
                                                                 2000                      1999                  1998
                                                          Gross        Net           Gross       Net       Gross        Net
-----------------------------------------------------------------------------------------------------------------------------
Asbestos
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year   $  8,100       4,257       8,249       4,406       8,277       4,384
Incurred losses and loss expenses                             (887)        644          33          33         219         269
Less losses and loss expenses paid                            (563)       (563)       (182)       (182)       (247)       (247)
                                                          --------    --------    --------    --------    --------    --------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year         $  6,650       4,338       8,100       4,257       8,249       4,406
                                                          ========    ========    ========    ========    ========    ========
Non-Asbestos
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year   $ 46,204      44,247      45,879      43,922      46,458      44,851
Incurred losses and loss expenses                            5,751       4,220       5,711       5,711       5,119       4,769
Less losses and loss expenses paid                          (5,890)     (5,630)     (5,386)     (5,386)     (5,698)     (5,698)
                                                          --------    --------    --------    --------    --------    --------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year         $ 46,065      42,837      46,204      44,247      45,879      43,922
                                                          ========    ========    ========    ========    ========    ========
Total Environmental Claims
Environmental reserves (including IBNR)
  for losses and loss expenses at the beginning of year   $ 54,304      48,504      54,128      48,328      54,735      49,235
Incurred losses and loss expenses                            4,864       4,864       5,744       5,744       5,338       5,038
Less losses and loss expenses paid                          (6,453)     (6,193)     (5,568)     (5,568)     (5,945)     (5,945)
                                                          --------    --------    --------    --------    --------    --------
Environmental reserves (including IBNR)
  for losses and loss expenses at the end of year         $ 52,715      47,175      54,304      48,504      54,128      48,328
                                                          ========    ========    ========    ========    ========    ========

(b) The Company purchases annuities from life insurance companies to fulfill obligations under claim settlements which provide for periodic future payments to claimants. As of December 31, 2000, the Company had purchased such annuities in the amount of $10,788,000 for settlement of claims on a structured basis for which the Company is contingently liable. To the Company's knowledge, none of the issuers of such annuities have defaulted in its obligations thereunder.

(c) The Company has various operating leases for office space and equipment. Such lease agreements, which expire at various times, are generally renewed or replaced by similar leases. Rental expense under these leases amounted to $8,438,000, $7,933,000 and $5,979,000 for the years ended December 31, 2000,
1999 and 1998, respectively.

        In addition, certain leases for rented premises and equipment are noncancelable, and liability for payment will continue even though the space or equipment may no longer be in use. At December 31, 2000, the total future minimum rental commitments under noncancelable leases was $25,509,000 and such yearly amounts are as follows:

(in thousands)
2001                                                     7,737
2002                                                     5,232
2003                                                     3,036
2004                                                     2,745
2005                                                     2,569
After 2005                                               4,190
                                                         -----
Total minimum payment required                         $25,509
                                                        ======

Note 18  Acquisition of Wholly-Owned Subsidiaries

On July 27, 1999, the Company acquired all of the net assets of Consumer Health Network Plus, LLC (formerly Consumer Health Network, Inc.), a nationally accredited preferred provider organization, for cash of $6,010,000 including related acquisition costs. The purchase agreement provides for additional consideration to be paid if certain financial criteria are achieved. As a result of this agreement provision, an additional $163,000 of consideration was incurred during 2000 and future additional consideration of $1,837,000 may be incurred if financial performance criteria are met over the next year. As this consideration is incurred, it will be recorded as an increase in goodwill and amortized over the remaining life of the asset. The acquisition has been accounted for using the purchase method of accounting, and included $4,822,000 of goodwill, which is being amortized on a straight-line basis over 15 years. The amount of goodwill amortization for 2000 and 1999 was $312,000 and $130,000, respectively.

        On July 21, 1999, the Company acquired all of the outstanding shares of Selective HR Solutions, Inc. (formerly Modern Employers, Inc.), a professional employer organization, for $29,958,000 including related acquisition costs. The purchase agreement provides for additional consideration to be paid if certain financial criteria are achieved. As a result of this agreement provision, an additional $178,000 of consideration was incurred during 2000. This consideration along with $5,816,000 accrued at December 31, 1999 was paid in 2000. A final consideration payment of $97,000 in January 2001 will also be recorded as an increase in goodwill and amortized over the remaining life of the asset. The acquisition has been accounted for using the purchase method of accounting, and included $29,193,000 of goodwill, which is being amortized on a straight-line basis over 20 years. The amount of goodwill amortization for 2000 and 1999 was $1,462,000 and $477,000, respectively.

        On December 8, 1998, the Company acquired all of the outstanding shares of PDA Software Services, Inc. (formerly, PDA, Inc.), a software developer which specializes in the insurance industry, for 311,673 shares of the Company's common stock valued at $6,644,000 including related acquisition costs. The acquisition has been accounted for using the purchase method of accounting and included $4,805,000 of goodwill, which is being amortized on a straight-line basis over 24 years. The amount of goodwill amortization for both 2000 and 1999 was $200,000.

         On November 14, 1997, the Company acquired all of the net assets of Alta Services LLC (formerly MCSI/MRSI), a non-risk bearing managed care company, for cash of approximately $8,291,000 including related acquisition costs. The purchase agreement provides for future contingent consideration of up to $10,000,000 if certain growth and profitability objectives are achieved through the year 2001. If these objectives are met, the additional consideration will be recorded as an increase in goodwill and amortized over the remaining life of the asset. The acquisition has been accounted for using the purchase method of accounting and included $8,060,000 of goodwill, which is being amortized on a straight-line basis over nine years. The amount of goodwill amortization for each year: 2000, 1999, and 1998, was $879,000 with prior accumulated amortization of $150,000.

         The operating results of all of the above acquisitions have been included in the consolidated statement of income from their respective date of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of the respective acquisition years rather than their respective acquisition dates, there would not have been a materially different result from the reported amounts in any of the historical reporting years. Additionally, such pro forma amounts would not necessarily be indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of those years.

Note 19  Federal Income Tax

(a) A reconciliation of federal income tax on pretax earnings at the corporate rate to the effective tax rate is as follows:

                                  2000             1999              1998
-------------------------------------------------------------------------
Tax at statutory rate           $8,590           22,191            22,296
Tax-exempt interest             (9,495)         (10,448)          (10,048)
Dividends received
    deduction                   (1,997)          (2,191)           (2,250)
Other                              911              134               136
                                   ---              ---               ---
Income tax provision (benefit) $(1,991)           9,686            10,134
                               =======            =====            ======

(b) The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

(in thousands)                                     2000              1999
-------------------------------------------------------------------------
Deferred tax liabilities:
Deferred policy acquisition costs               $41,445            38,183
Unrealized gains on securities,
    available-for-sale                           53,483            41,297
Accelerated depreciation                          2,621             4,449
Other                                             8,014             5,435
Total deferred tax liabilities                  105,563            89,364
                                                -------            ------

Deferred tax assets:
Net loss reserve discounting                     65,331            65,220
Net unearned premiums                            28,240            26,675
Self-insured employee benefit reserves            2,221             2,085
Pension                                           4,271             3,572
Other                                            13,921             7,391
Total deferred tax assets                       113,984           104,943
                                                -------           -------
Valuation allowance recognized for
    deferred tax assets                             550               550
                                                    ---               ---

Deferred federal Income Tax                      $8,971            16,129
                                                  =====            ======


Based on our tax loss carry back availability, and the historic levels of current taxable income and pretax financial statement income, we believe that more likely than not, the existing deductible temporary differences will reverse during periods in which we will generate net taxable income or have adequate carry back availability. However, there can be no assurance that we will generate any earnings or any specific level of earnings in future years.

Note 20 Fair Values of Financial Instruments The following table presents the carrying amounts and estimated fair values of the Company's Financial Instruments as of December 31, 2000 and 1999:

                                  2000             1999

                                Carrying           Fair            Carrying           Fair
(in thousands)                   Amount            Value            Amount            Value
--------------------------------------------------------------------------------------------
Financial assets:
Debt securities:
Held to maturity              $225,177          231,057           271,384          271,604
Available-for-sale           1,202,758        1,202,758         1,122,786        1,122,786
Equity securities              239,578          239,578           251,998          251,998
Other investments              109,550          109,550            64,770           64,770

Financial liabilities:
8.77% Senior Notes              54,000           57,189            54,000           55,322
7.84% Senior Notes              14,286           14,415            21,428           21,388
8.63% Senior Notes
  Series A                      30,000           31,028                 -                -
8.87% Senior Notes  Series B    61,500           63,247                 -                -
                                ------           ------         ---------        ---------
Notes payable                  159,786          165,879            75,428           76,710
Debentures                      $3,848           13,228             6,157           14,908

The Company's carrying amounts shown in the table are included in the Consolidated balance sheets.

Note 21 Supplemental Cash Flow Information The Company's cash paid during the year for interest and federal income taxes, non-cash investing and financing activities were as follows:

(in thousands)                    2000             1999              1998
-------------------------------------------------------------------------
Cash paid during the year for:
Interest                       $12,536            9,995             9,527
Federal income tax                 304           17,229            11,554

Non-cash investing activity:
  Acquisitions:
     Fair value of assets
     acquired                   $6,473           44,571            12,546
     Cash paid or stock issued  (5,996)         (30,152)           (6,601)
                                ------          -------            ------
     Liabilities assumed           477           14,419             5,945

Non-cash financing activity:
  -Conversion of convertible
subordinated debentures         $2,309               62               626

QUARTERLY FINANCIAL INFORMATION

                                     First Quarter         Second Quarter         Third Quarter        Fourth Quarter
                                     2000      1999        2000      1999        2000      1999       2000     1999
Net premiums written               $212,961   207,725     218,089   215,059     218,658   211,166    193,896  177,727

Net premiums earned                 199,826   193,028     200,626   196,454     205,191   199,663    215,622  209,921

Net investment income earned         23,300    23,473      24,498    23,455      24,459    23,756     27,238   25,847

Net realized gains (losses)           2,273     8,597         446    23,604         (72)   (1,160)     1,544   (1,664)

Diversified insurance services
    revenue                          17,668     8,882      18,364     7,613      20,333    14,592     19,699   15,566

Diversified insurance services
    net income                          795       396         613       238       1,046     1,611      1,000      704

Operating income (1,2,3,4)            9,433     8,435       2,816    12,272       5,419     2,690      6,143   11,225

Net income (2,3,4)                   10,910    14,023       3,106    27,615       5,373     1,935      7,146   10,144

Other comprehensive income (loss)    (3,267)  (10,592)        648   (22,365)     16,321   (12,920)     8,929    8,248
                                     ------   -------         ---   -------      ------   -------      -----    -----

Comprehensive income (loss)           7,643     3,431       3,754     5,250      21,694   (10,985)    16,075   18,392

Net income per share:

Basic (2,3,4)                            .43       .50         .12      1.00         .22       .07        .29      .38

Diluted (2,3,4)                          .40       .48         .12       .95         .21       .07        .28      .36

Dividends to stockholders (5)            .15       .14         .15       .15         .15       .15        .15      .15

Price range of common stock: (6)

High                                 17 5/16    21 3/4      20 3/8    21 1/2      19 3/8    22 1/2     25 7/8   19 5/8

Low                                   14 5/8    17 1/2      16 5/8    17 5/8     17 3/16    17 1/4     15 1/4   16 1/2



1. -Refer to the Glossary of Terms on page 62 for definitions of specific terms.

2. -Operating and net income for the second quarter of 2000 were reduced by $4 million, after reinsurance and taxes, due to losses incurred from severe catastrophe storms.

3. -Operating and net income for the first quarter of 1999 were reduced by $2.8 million, after reinsurance and taxes, due to higher losses incurred from unusual property damages and numerous winter storms.

4. -Operating and net income for the third quarter of 1999 were reduced by $9.0 million, after reinsurance and taxes, due to higher losses incurred from weather related storms.

5. -See Note 5(b)(3) and Note 10 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

6. -These ranges of high and low prices of the Company's common stock, as reported by The Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 2001, and ending January 31, 2001 was $213/4 to $257/8 and the last sale price on January 31, 2001, was $221/16.

Corporate Directory
Selective Insurance Group, Inc.


Directors

Paul D. Bauer, 1998 (2,3) Retired, formerly Executive Vice President and Chief Financial Officer, Tops Markets, Inc.

A. David Brown, 1996 (1,4,5) Managing Director, Whitehead Mann Pendleton James

William A. Dolan, II, 1988 (3,4) Attorney, Of Counsel to  Michael C. Gaus, Esq.

William C. Gray, D.V.M., 1992 (5,6) Retired, formerly President, Newton Veterinary Hospital, Inc.

C. Edward Herder, CPCU, 1978 (1,4,6) President, Chester H. Herder & Son, Inc., general insurance agency

William M. Kearns, Jr., 1975 (2,5) Vice Chairman, Keefe Managers, Inc., money management, and President, W. M. Kearns & Co., Inc., a private investment company

Joan M. Lamm-Tennant, Ph.D., 1993 (2,3) Senior Vice President, General Reinsurance and Thomas G. Labrecque Endowed Chair in Business and Professor of Finance at Villanova University

S. Griffin McClellan III, 1980 (1,2,4) Consultant, formerly Chairman, Crestmont Federal Savings and Loan Association Gregory E. Murphy, 1997 (1,2) Chairman, Chief Executive Officer and President, Selective Insurance Group, Inc.

William M. Rue, CPCU, 1977 (1,2,5) President, Chas. E. Rue & Son, Inc., T/A Rue Insurance, general insurance agency

Thomas D. Sayles, Jr., 1988 (1,2,3,5) Retired, formerly Chairman and Chief Executive Officer, The Summit Bancorporation

J. Brian Thebault, 1996 (2,6) Chairman and Chief Executive Officer, L. P. Thebault Company, graphic communications

Officers

Gregory E. Murphy Chairman, President and Chief Executive Officer

Thornton R. Land Executive Vice President Administration and General Counsel

Jamie Ochiltree, III Executive Vice President Insurance Operations

James W. Coleman, Jr. Executive Vice President Diversified Insurance Services Group

Richard F. Connell Executive Vice President and Chief Information Officer

Dale A. Thatcher Senior Vice President Finance and  Chief Financial Officer

Robert P. Rank Senior Vice President and Chief Investment Officer

Carl R. Luthman Senior Vice President Facilities

Ronald J. Zaleski, Sr. Senior Vice President and Chief Actuary

Keith T. Shoemaker Vice President and Controller

Sharon R. Cooper Vice President Director of Communications

Frances M. MacKillop Vice President Management Development

Debra P. Carter Vice President Human Resources

Kerry A. Guthrie Vice President Investments

John P. Whitehead Vice President

Cynthia J. Bresney Assistant Vice President and Director of Internal Audit and Compliance

Malcolm G. Franklin Assistant Vice President and General Counsel Diversified Insurance Services Group

Michele Nieroda Schumacher Assistant Vice President Corporate Secretary and Corporate Counsel

Date after name indicates year of original election

(1) Member of the Executive Committee             (4) Member of the Salary and Employee Benefits Committee
(2) Member of the Finance Committee               (5) Member of the Committee on Directors
(3) Member of the Audit Committee                 (6) Member of the Conflict of Interest Committee

Subsidiaries

Alta Services LLC
Consumer Health Network    Plus, LLC
FloodConnect, LLC
Niagara Exchange Corporation
PDA Software Services, Inc.
SelecTech, LLC
Selective HR Solutions, Inc.
Selective Insurance Company    of America
Selective Insurance Company     of New York
Selective Insurance Company    of South Carolina
Selective Insurance Company    of the Southeast
Selective Specialty Lines Brokerage, LLC
Selective Technical Administrative Resources, Inc.
Selective Way Insurance Company
SRM Insurance Brokerage, LLC
Wantage Avenue Holding Company, Inc.


Regional Offices

Chesapeake Region Hunt Valley, Maryland 6 North Park Drive, Suite 200 Scott A. Hewitt, Vice President

Mid-America Region Columbus, Ohio 8415 Pulsar Place, Suite 300 Timothy J. Violand, Vice President

New Jersey Region Trenton, New Jersey One AAA Drive Edward F. Drag, II, Vice President

Northeast Region Branchville, New Jersey 40 Wantage Avenue Gregory J. Massey, Vice President

Pennsylvania Region Lehigh Valley, Pennsylvania 5050 Tilghman Street, Suite 250 William F. Igoe, III, Vice President

Southern Region Charlotte, North Carolina 3 Coliseum Centre 2550 West Tyvola Road, Suite 400 Margaret C. Davis, Vice President

Service Center Office

Richmond, Virginia 1100 Boulders Parkway, Suite 601 Craig G. Borens, Vice President

Information Technology Offices

Glastonbury, Connecticut 500 Winding Brook Drive Bradford S. Allen, Vice
President

Mansfield, Ohio 380 North Main Street, Suite 101 Roby L. Musick, Manager


Subsidiary Offices

Alta Services LLC IBIS Plaza 3525 Quakerbridge Road Hamilton, New Jersey 08619

Consumer Health Network Plus, LLC One Cragwood Road South Plainfield, New Jersey 07080

FloodConnect, LLC 4 Gail Court Sparta, New Jersey 07871

PDA Software Services, Inc. 7701 College Boulevard Overland Park, Kansas 66210

Selective HR Solutions, Inc. 6920 Professional Parkway East Sarasota, Florida 34240

Properties

Situated on approximately 137 acres in Branchville, New Jersey, is our 315,000 square foot facility owned by Wantage Avenue Holding Company, Inc. All regional, information technology, service center, and subsidiary office locations, as indicated above, are leased.

Glossary of Terms

AGENT (INDEPENDENT INSURANCE AGENT) -- an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents commission.

ALTERNATIVE MARKET -- any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.

CATASTROPHE LOSS -- a severe loss, usually involving many risks from one occurrence such as fire, hurricane, earthquake, windstorm, explosion and other similar events.

DIVERSIFIED INSURANCE SERVICES -- a strategic combination of various inter-related services that are closely associated with the insurance business and will allow for the Company as a whole to bring an integrated business solution to our customers by offering a broader array of products and services.

DIVIDENDS TO POLICYHOLDERS RATIO -- a measurement of dividends paid to workers' compensation policyholders to premiums earned.

EBITDA -- This measure of income differs from net income by the exclusion of non-controllable expenses which include interest, taxes, depreciation and amortization of goodwill.

GAAP COMBINED RATIO -- a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss adjustment expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") -- accounting practices set by the Financial Accounting Standards Board. Public companies follow these practices when preparing financial statements.

INCURRED BUT NOT REPORTED ("IBNR") RESERVES -- reserves for estimated losses which have been incurred by insureds but not yet reported to the insurer.

LOSS EXPENSES -- expenses incurred in the process of evaluating, defending and paying claims.

LOSS AND LOSS EXPENSE RATIO -- the ratio of net loss and loss expenses to net premiums earned.

LOSS AND LOSS EXPENSE RESERVES -- the amount of money an insurance company expects to pay for claim obligations and related expenses resulting from losses which have occurred that are covered by insurance policies it has sold.

MANAGED CARE -- a method of controlling health care costs by using a network of medical professionals to provide care consistent with cost-efficient guidelines and protocols.

OPERATING INCOME -- this measure of income differs from net income by the exclusion of net realized gains or losses. This measure is used by management and analysts to evaluate the profitability of recurring operations and is not intended to replace GAAP net income.

PREMIUMS EARNED -- earned premiums refer to premiums an insurance company has recorded as revenues during a specific accounting period. For example, a one-year policy sold January 1 would produce just three months' worth of "earned premium" in the first quarter of the year.

PREMIUMS WRITTEN -- the cost of insurance coverage, often described as "written." Written premiums refer to premiums for all policies sold during a specific accounting period.

REINSURANCE -- insurance coverage that insurance companies buy from reinsurance companies to limit their potential claim losses on a particular risk or on a group of risks. All or part of a policy can be reinsured, as can entire types of business. Reinsurance "spreads the risk" among a number of insurance companies, reducing the impact of losses on individual companies and thereby allowing them to provide more insurance than they otherwise would be able to sell.

RETURN ON REVENUE -- a measurement of profitability that is calculated by dividing net income by total revenue.

RISK -- has two distinct and frequently used meanings in insurance. First, it can describe the chance that a claim loss will occur (similar to the commonly understood meaning of the word "risk"). Second, it can refer to the person or thing insured and is sometimes used as a synonym for "policyholder."

STATUTORY ACCOUNTING -- accounting practices prescribed or permitted by state insurance departments. Insurance companies follow these practices when preparing annual statements. Statutory accounting stresses evaluation of a company's solvency.

STATUTORY COMBINED RATIO -- a measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss. It is a combination of an underwriting expense ratio, a loss and loss expense ratio and dividends to policyholders ratio.

STATUTORY PREMIUMS TO SURPLUS RATIO -- a statutory measure of solvency risk that is calculated by dividing the net statutory premiums written for the year by the ending statutory surplus. For example, a ratio of 1.5:1 means that for every dollar of surplus, the Company wrote $1.50 in premiums.

STATUTORY UNDERWRITING EXPENSE RATIO -- measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.

STATUTORY SURPLUS -- the amount left after an insurance company's liabilities are subtracted from assets. Statutory surplus is not a figure based upon "generally accepted accounting principles" (GAAP). Rather, it is based upon "statutory" accounting practices prescribed or permitted by state and foreign insurance regulators.

TREATY REINSURANCE -- a contract between two insurance companies for sharing the insurance coverage for a group of risks.

UNDERWRITING -- the insurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested, and determining the applicable premiums.

UNDERWRITING RESULT -- may be underwriting profit or underwriting loss and represents premiums earned less insurance losses and loss adjustment expenses and underwriting expenses (determined on a GAAP or statutory basis). Also referred to as GAAP underwriting result or statutory underwriting result. This measure of performance is used by management and analysts to evaluate the profitability of underwriting operations and is not intended to replace GAAP net income.

UNEARNED PREMIUMS -- the portion of a premium representing the unexpired amount of the contract term as of a certain date. For example, a one-year policy sold January 1 would record nine months of unearned premium after the first quarter of the year.

WORKSITE EMPLOYEE -- the PEO contractually assumes substantial employer rights, responsibilities and risks of its clients' employees; they are considered co-employees.

Investor Information

Annual Meeting

Friday, May 4, 2001 Selective Insurance Group, Inc. 40 Wantage Avenue Branchville, New Jersey 07890

Investor Relations

Dale A. Thatcher Senior Vice President, Finance and Chief Financial Officer
(973) 948-1774 dale.thatcher@selective.com

Website

Contact us at www.selective.com for information about Selective, including our latest financial news.

Dividend Reinvestment Plan

Selective Insurance Group, Inc. makes available to holders of its common stock an automatic dividend reinvestment and stock purchase plan.

For Information Contact:
First Chicago Trust Company of New York, a division of EquiServe

Stockholders' Information

Executive Office 40 Wantage Avenue Branchville, New Jersey 07890-1000 Telephone
(973) 948-3000

Registrar and Transfer Agent First Chicago Trust Company of New York, a division of EquiServe P.O. Box 2500 Jersey City, New Jersey 07303-2500 Telephone (800) 446-2617

Auditors KPMG LLP 757 Third Avenue New York, New York 10017



Common Stock Information

The Company's common stock trades on The Nasdaq National Market under the symbol: SIGI. As of December 31, 2000, there were approximately 4,487 registered stockholders.

Form 10-K

A copy of Form 10-K, as filed with the Securities and Exchange Commission, excluding exhibits, will be provided without charge (exhibits will be furnished to stockholders upon payment of reproduction and mailing expenses) upon request to:

Dale A. Thatcher Senior Vice President, Finance and Chief Financial Officer dale.thatcher@selective.com

Website

Contact us at www.selective.com for information about Selective, including our latest financial news.


                                Inside back cover