Form 10-K, Exhibit 13
period 2001-12-31
SELECTIVE INSURANCE GROUP INC
filed 2002-03-28
CIK 230557

                                                                      EXHIBIT 13

ANNUAL REPORT PAGES 19 THROUGH 54

Glossary of Terms

Agent (Independent Insurance Agent) -- an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents commissions for business production.

Alternative Market -- any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.

Catastrophe Loss -- a severe loss (generally greater than $25 million for property and casualty industry), usually involving many risks from one occurrence such as fire, hurricane, earthquake, windstorm, explosion and certain man-made events.

Combined Ratio -- a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, policy acquisition costs, other underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

Comprehensive Income -- net income plus net unrealized gains or losses, net of deferred income tax effect.

Diversified Insurance Services -- a strategic combination of various inter-related services that are closely associated with the insurance business and will allow for the Company as a whole to bring an integrated business solution to our customers by offering a broader array of products and services.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) -- the measure of income differs from net income by the exclusion of non-controllable expenses which include interest, taxes, depreciation and amortization of goodwill. This measure is used by management and analysts to evaluate the profitability of recurring operations and is not intended to replace GAAP net income.

Generally Accepted Accounting Principles (GAAP) -- accounting practices set by the Financial Accounting Standards Board. Companies in the United States of America follow these practices when preparing financial statements.

Incurred But Not Reported (IBNR) Reserves -- reserves for estimated losses which have been incurred by insureds but not yet reported to the insurer.

Loss Expenses -- expenses incurred in the process of evaluating, defending and paying claims.

Loss And Loss Expense Ratio -- the ratio of net loss and loss expenses incurred to net premiums earned.

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

Professional Employeer Organization (PEO) -- an organization that provides an integrated approach to the management and administration of the human resources and employer risk of its clients by contractually assuming substantial employer rights, responsibilities and risk through the establishment and maintenance of an employer relationship with the workers assigned to its clients, commonly referred to as worksite employees.

Preferred Provider Organization (PPO) -- a network of physicians, hospitals and other medical providers that have agreed, by contract, to discount their rates to members. Participants are free to seek care from any physician or provider within the network, including specialists without a referral. Members may also access non-contracted providers, but at a higher out-of-pocket cost.

Premiums Earned -- the portion of premiums written that an insurance company has recognized as revenues during a specific accounting period.

Premiums Written -- the cost of insurance coverage, often described as "written." Written premiums refer to premiums for all policies sold during a specific accounting period.

Reinsurance -- insurance coverage that insurance companies buy from reinsurance companies to limit their potential risk. All or part of a policy can be reinsured, as can entire types of business. Reinsurance spreads the risk among a number of insurance companies, reducing the impact of losses on individual companies and thereby allowing them to provide more insurance than they otherwise would be able to sell.

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

Statutory Accounting -- accounting practices prescribed or permitted by state insurance departments. Insurance companies follow these practices when preparing Annual Statements (their required annual statutory basis financial statements). Statutory accounting stresses evaluation of a company's solvency.

Statutory Combined Ratio -- a measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss as calculated on a statutory accounting basis. It differs from the Combined Ratio in that policy acquisition costs and other underwriting expenses are divided by net premiums written.

Statutory Underwriting Expense Ratio -- measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.

Statutory Surplus -- the amount left after an insurance company's liabilities are subtracted from assets. Statutory surplus is not a figure based GAAP. Rather, it is based upon statutory accounting principles prescribed or permitted by state insurance regulators.

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

================================================================================
ELEVEN-YEAR FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------
(All presentations are in accordance with GAAP
unless noted otherwise; number of weighted
average shares and dollars in thousands, except
per share amounts)                                        2001           2000           1999          1998
------------------------------------------------------------------------------------------------------------
Net premiums written                                 $   925,420        843,604        811,677       748,873
Net premiums earned                                      883,048        821,265        799,066       722,992
Net investment income earned                              96,767         99,495         96,531        99,196
Net realized gains (losses)                                6,816          4,191         29,377        (2,139)
Diversified insurance services revenue(1)                 69,626         57,257         29,764        14,100
Total revenues                                         1,059,020        986,217        957,879       837,329
Underwriting loss(2)                                     (60,638)       (65,122)       (54,147)      (24,986)
Diversified insurance services net income (loss)(2)
   from continuing operations(1)                            (201)         3,605          3,473         1,440
Operating income from continuing operations(2)            21,888         23,962       35,14622        54,961
(Loss) from discontinued operations(3)                      (625)          (151)          (524)           --
Net income(4)                                             25,693         26,535         53,717        53,570
Comprehensive income                                      24,405         49,166         16,088        78,842
Total assets                                           2,702,319      2,573,002      2,507,545     2,432,168
Notes payable and debentures                             156,433        163,634         81,585        88,791
Stockholders' equity                                     591,160        577,797        569,964       607,583
Statutory premiums to surplus ratio(2,5)                   1.8:1          1.7:1          1.6:1         1.5:1
Statutory combined ratio(1,2,6)                            106.7%         108.2%         105.7         103.2
Combined ratio(1,2,6)                                      106.9%         107.9%         106.8         103.6
Yield on investment, before-tax                              5.4%           5.8%           5.6           5.7
Debt to capitalization                                      21.0%          22.1%          12.5          13.2
Return on average equity                                     4.4%           4.6%           9.1           9.1
Per share data:
Net income:
Basic                                                       1.05           1.07           1.98          1.88
Diluted                                                     0.98           1.01           1.87          1.74
Dividends to stockholders                                   0.60           0.60           0.59          0.56
Stockholders' equity                                       23.15          22.92          21.46         21.30
Price range of common stock:
High                                                       28.21          25.88          22.50         29.25
Low                                                        19.94          14.63          16.50         16.69
Close                                                      21.73          24.25          17.19         20.13
Number of weighted average shares:
Basic                                                     24,583         24,907         27,081        28,480
Diluted                                                   26,424         26,518         28,877        30,412
------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
      1997          1996          1995          1994          1993          1992          1991
----------------------------------------------------------------------------------------------
   717,618       692,239       757,021       697,941       607,462       560,360       500,283
   676,268       694,947       742,817       680,270       594,919       539,792       503,726
   100,530        96,952        91,640        80,657        77,326        73,516        68,501
     6,021         2,786           900         4,230         4,528         3,943         3,580
     8,236         7,061         4,529         3,482         2,912         2,519         2,273
   794,183       804,780       843,100       771,682       682,510       622,084       580,193
    (3,022)      (21,982)      (17,468)      (35,119)      (54,530)      (42,127)      (38,310)
       495         1,261           555           384           354           294           158
    65,694        53,740        52,457        35,526        19,735        24,845        24,429
        --            --            --            --            --            --            --
    69,608        55,551        53,042        38,276        22,678        53,915        27,293
   105,931        51,539       105,035         1,078        21,380        53,520        33,245
 2,306,191     2,189,737     2,119,804     1,870,718     1,725,736     1,639,033     1,321,120
    96,559       103,769       111,292       111,378        61,291        63,681        14,470
   565,316       474,299       436,749       329,164       322,807       311,705       269,998
     1.5:1         1.7:1         2.1:1         2.4:1         2.6:1         2.5:1         2.5:1
     100.1         102.9         101.6         104.3         108.5         107.9         107.6
     100.3         102.9         102.3         105.1         109.1         107.7         107.6
       6.0           6.1           6.4           6.5           6.8           7.2           7.6
      14.6          18.0          20.3          25.3          16.0          17.0           5.1
      13.4          12.2          13.9          11.7           7.1          18.5          10.5
      2.41          1.92          1.86          1.38           .83          2.02          1.03
      2.27          1.83          1.81          1.29           .81          1.93          1.01
      0.56          0.56          0.56          0.56          0.56          0.55          0.52
     19.32         16.31         15.17         11.62         11.74         11.60         10.17

     28.38         19.38         19.19         15.38         15.50         11.75          9.00
     18.31         15.50         12.25         11.50         10.25          8.00          6.50
     27.00         19.00         17.75         12.63         15.25         11.00          8.38

    28,909        28,860        28,481        27,759        27,271        26,690        26,388
    30,925        30,360        29,846        29,356        29,133        28,869        28,502
----------------------------------------------------------------------------------------------

1. Flood business is included in statutory underwriting results in accordance with prescribed statutory accounting practices. On a GAAP basis only, flood servicing revenue and expense has been reclassified from underwriting results to Diversified Insurance Services. Prior years have been restated to reflect this reclassification as well as the exclusion of results form discontinued operations.

2. See the Glossary of Terms on page 19 for definitions of terms and specific measures.

3. See Note 3 to the consolidated financial statements and Financial Review for a discussion of discontinued operations.

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

ANNUAL REPORT - FINANCIAL REVIEW PAGES 22-34
Results of Operations(1) 2001
Compared with 2000 and 1999

--------------------------------------------------------------------------------

Financial Highlights

(dollars in thousands)                     2001          2000         1999
---------------------------------------------------------------------------
Net premiums written                  $  925,420       843,604      811,677

Diversified insurance
  services revenue(2)                     69,626        57,527       29,764

Net investment income
  earned                                  96,767        99,495       96,531
Operating income(2)                       21,888        23,962       35,146

Net realized gains, after-tax              4,430         2,724       19,095

Net income                                25,693        26,535       53,717

Statutory combined ratio                   106.7%        108.2        105.7

Combined ratio                             106.9%        107.9        106.8

Return on average equity                     4.4%          4.6          9.1

1 - Refer to the Glossary of Terms on page 19 for definitions of terms used in this financial review.

2 - From continuing operations, refer to Note 3 to the consolidated financial statements and this financial review for further discussion.

--------------------------------------------------------------------------------

      It was a year of many challenges for Selective and the entire industry, but it was also a year of progress, from our record revenue of $1 billion to net premiums written of more than $900 million. The events of 2001 were historic for the insurance industry, but our position as a regional carrier, means that we had only minimal exposure to direct underwriting losses from major events such as the September 11 tragedy, aviation losses, recent corporate bankruptcies and toxic mold.

      For 2001, net income was $26 million, or $0.98 per diluted share, compared with $27 million or $1.01 per diluted share in 2000 and $54 million or $1.87 per diluted share in 1999.

      For the year, we reported operating income from continuing operations of $22 million, or $0.83 per diluted share, compared with $24 million, or $0.91 per diluted share in 2000 and $35 million, or $1.22 per diluted share in 1999.

      Net investment income earned for the year was $97 million compared to $99 million in 2000 and $97 million in 1999. The decrease in 2001 compared to 2000 was due to: (i) lower interest rates, (ii) lower return on our investments in limited partnerships that are subject to market fluctuations (see Note 4 (j) to the Consolidated Financial Statements for additional discussion), and (iii) lower year-end distributions from mutual funds. Realized gains for 2001 increased slightly from 2000 to $7 million from $4 million, while 1999 realized gains were $29 million. The large decrease in 2000 gains when compared to 1999 was due to the sale of equity securities in 1999 in an effort to rebalance our investment portfolio.

      We feel we have positioned ourselves to take full advantage of the hardening commercial lines market pricing conditions to produce a return in the future more in line with our expectations.

      We manage our business in three business segments: Insurance Operations (commercial lines underwriting, personal lines underwriting); Investments; and Diversified Insurance Services. The summaries below provide further insight into these segments.

Insurance Operations

      For 2001, net premiums written increased 10%, to $925 million, over 2000 net premiums written of $844 million which were 4% higher than 1999 net premiums written of $812 million. The 2001 increase included approximately $188 million in new business, up 10% over last year. Net premiums written for commercial lines grew 13% in 2001, while personal lines were down 2%. This mix reflects our ongoing strategy to focus on commercial lines as our core operation, while establishing a smaller, but profitable personal lines segment. For the year, our overall statutory combined ratio was 106.7%. This ratio was substantially better than the industry-wide combined ratio of 117.0%, as estimated by A.M. Best. It was also down from 108.2% for 2000, but higher than the 1999 ratio of 105.7%.

Commercial Lines Results

      Commercial lines net premiums written were $724 million for 2001, or approximately 80% of our total net premiums written, $639 million for 2000 and $588 million for 1999. Growth in our core commercial lines operation was led by a 16% increase in renewal premiums for the year, 13% for 2000 and 4% for 1999, as well as new business of approximately $164 million in 2001, $134 million in 2000 and $154 million in 1999. In January 2002, traditionally our highest premium volume month, net premiums written were up 26% when compared to January 2001, and above our expectations. Strong price increases, combined with stable retention ratios, indicate further pricing opportunities in this market.

Geographic Chart:  Level of premiums written by state.

$0 - 10 Million        $10 - 20 Million     $20 - 30 Million     Greater than $30 Million
-----------------------------------------------------------------------------------------
Connecticut            Delaware             Georgia              Maryland
Iowa                   Michigan             Illinois             New Jersey
Kentucky               Ohio                 Indiana              New York
Minnesota              Wisconsin            North Carolina       Pennsylvania
Missouri                                    South Carolina       Virginia
Rhode Island

      The Company's commercial lines combined ratio finished the year at 104.9%, compared to 107.3% in 2000 and 108.3% in 1999. This is on track with the improvement plan we developed over two years ago, which includes commercial lines price increases of 13% for 2000, 16% for 2001 and 16% budgeted for 2002. These price increases, combined with underwriting improvements, are driving our profitability improvements.

      The commercial lines loss and loss expense ratio for 2001 was 70.9%, compared to 72.5% in 2000 and 72.9% in 1999. The decrease is attributable to the price increases mentioned earlier combined with ongoing underwriting refinement, partially offset by increasing loss trends.

      Several years ago, we established Selective Risk Managers (SRM) to offer alternative market opportunities to our agents. Today, as insureds search for alternatives in this period of higher prices, our experienced team is positioned to pursue profitable opportunities. This division helped us write $21 million in new business in 2001, compared with $8 million in 2000 and $2 million in 1999, to meet the needs of our agents' more complex clients.

      At the same time, our One & Done small-business processing system is improving our competitive position in the small commercial lines marketplace. It has enabled us to not only retain small commercial accounts, but to develop new business opportunities. In 2001, this provided us with $4 million of business at a marginal expense ratio of 22%.

      Another new initiative, the Service Center, is also helping us grow and take advantage of new business opportunities. Just over a year old, the center was servicing premium of $9 million at year-end for about 40 agents and is another competitive advantage for us. Recently, one of our largest agencies re-organized their small business department and consolidated carriers. Ultimately, they chose Selective and two national companies as their small business carriers, because of the service center option. This rollover alone will provide us approximately $9 million in additional premiums throughout our insurance operations.

      We expect continued strong growth in our core commercial lines segment as a result of ongoing double-digit price increases, enhanced by our strong agency relationships that combine high-tech with high-touch. Pricing and underwriting improvements partially offset by increasing loss trends are expected to yield a commercial lines statutory combined ratio for 2002 between 102% and 103%, barring excessive weather-related losses.

Personal Lines Results

      Personal lines net premiums written were $202 million in 2001, $205 million in 2000, and $224 million in 1999. The decrease in writings is attributable to a reduction in new business submissions for New Jersey personal automobile, with our market share now down to approximately 2.5%. New Jersey automobile policies declined from approximately 86,000 to 78,000 over the course of the year. New Jersey personal automobile now represents about 13% of our overall insurance business.

      The personal lines combined ratio for the year was 113.5%, compared to 109.7% last year and 103.0% in 1999. This increase was caused primarily by an increase in the New Jersey personal automobile statutory combined ratio for the year to 120.4% from 108.7% in 2000 and 103.1% in 1999. This increase reflected an $8.0 million pre-tax reserve charge taken during the third quarter. The charge added 6.3 points to the New Jersey personal automobile statutory combined ratio for the year. The increase was necessary primarily due to the shortfall in estimated savings for the Company's New Jersey private passenger automobile liability coverage from the Automobile Insurance Cost Reduction Act (AICRA).

      The personal lines ratio of losses and loss expenses incurred to net premiums earned increased 4 points, to 85.4%, in 2001, compared to 81.4%, in 2000 and 77.0% in 1999. The entire increase in 2001 is due to the pre-tax reserve charge of $8 million we took during the third quarter. The increase in 2000's ratio from 1999 was the continued effect of AICRA rate roll back and New Jersey personal automobile Urban Enterprise Zone (UEZ) business. The UEZ Program mandated by the State of New Jersey Department of Banking and Insurance requires New Jersey automobile insurers to write, at our voluntary rate levels, an amount of automobile insurance in designated urban areas proportionate to our voluntary market share, currently estimated at 2.5% compared with 3.1% last year. Total UEZ business generated a 188% loss and loss expense ratio for 2001, up from 164% in 2000 and 150% in 1999.

      We have recently made progress in this highly regulated business, which we find encouraging. The New Jersey personal automobile market is exhibiting signs of more regulatory flexibility in the rate-setting process. 2001 was marked with many improvements for the Company that should drive our book of New Jersey personal automobile business closer to our targeted profit levels over the next three-year period. The most significant changes include:

      -- A new rating and tiering plan that generates additional premium charges that result from, among other items, driving violations and accidents. In 2002 alone, we estimate these charges will generate about $10 million in additional net premiums written for a first-year price increase of about 8%, and total price increases of up to 18% over the next 4 to 5 years;

      -- Commission savings of approximately $4 million that reduce our underwriting expenses and bring our commission schedule more in line with competitors;

      -- A newly approved rate increase, effective in March 2002, of just under 3%, which we project will generate additional net premiums written of about $4 million; and

      -- A new renewal questionnaire that requires insureds to fully disclose any changes in ratable items that will enable us to charge more accurate rates.

      We have also been able to increase liability rates for our worst performing risks, while lowering rates for our best drivers. Barring excessive weather-related losses, our current forecast indicates an overall New Jersey personal lines statutory combined ratio of 104% to 105% for 2002, with automobile at about 108%.

Pie Chart: 2001 Business Mix - Personal Lines/Commercial Lines

Personal Lines:
---------------
Personal Auto                  18%
Homeowners/Other                4%

Commercial Lines:
-----------------
Commercial Auto                21%
General Liability              21%
Workers' Compensation          19%
Fire/Inland Marine             11%
BOP                             4%
Bonds                           2%

      Our nine other personal lines states produced net premiums written of $62 million in 2001, $62 million in 2000 and $49 million in 1999. The personal lines combined ratio in these states for the year was 115.4%, compared with a 119.6% last year and 116.1% in 1999. Price increases and tier changes averaging 15% for personal automobile and 8% for homeowners were approved in 2001, and will drive better performance, as they work through earned premium in 2002.

      Going forward, we have refined our growth strategy to focus on only seven key states for personal lines: Illinois, Indiana, Maryland, Ohio, Pennsylvania, Virginia and Wisconsin. These states have favorable regulatory environments and give us the ability to produce underwriting profits. Total personal lines net premiums written in these key states amounted to $43 million in 2001, $41 million in 2000 and $27 million in 1999.

      For all nine states, our current forecast for 2002 indicates a statutory combined ratio of approximately 113% for personal lines business barring excessive weather-related losses.

Reinsurance Renewals

      A large portion of the insurance industry undergoes annual reinsurance renewals on January 1. As the industry continues to deal with the terrorism issue, we are fortunate that our two core contracts, our property and casualty excess of loss reinsurance treaties, do not renew until July 1st. We feel this delay may give the market the opportunity to correct and we will ultimately pay lower reinsurance costs than those renewing on January 1, but still substantially higher than in prior years. Three of our other treaties did renew in January, two of which renewed at better rates than expected.

      Our loss-free Property Catastrophe Treaty renewed with a 15% price increase. The program protects us up to $150 million per occurrence, in excess of our $15 million retention, with terrorism added as a new exclusion. As states allow, we are carefully applying the exclusion on a case by case basis. We continue to have exposure to terrorism losses as these coverage issues evolve; however, the location and size of our policies minimize this risk.

      Our 75% New Jersey Homeowners Property Quota Share Treaty renewed with a 15% higher rate. This contract provides us with cost effective catastrophe protection for New Jersey homeowners business, with a new $75 million per occurrence cap.

      On an integrated basis, these programs provide protection for up to a 1 in 1,000-year event as estimated by current wind models, at a reasonable cost of $9 million. Additionally, only 3% of our surplus is at risk for such an extreme event.

      This year, our Surety Treaty renewal was most difficult with overall costs increasing from $1 million to $3 million. This reflects the turmoil in the surety bond reinsurance market, as a result of the Enron and Kmart failures, in spite of the fact that we had no exposure to these events.

      On July 1, 2001, our property and casualty excess of loss treaties renewed. Poor results from commercial property underwriting over the past few years resulted in a reinsurance premium increase for the fiscal year ending June 30, 2002 compared with June 30, 2001 of $2.7 million, and in increase in per loss retention from $1 million to $2 million. Our casualty reinsurance premium increased for the fiscal year ending June 30, 2002 compared with June 30, 2001 by $4.6 million, or almost 100%. While our property treaty has had poor results, our casualty treaty has performed fairly well over the last five years. Increases on the casualty side reflected an extremely difficult reinsurance market with reinsurers increasing rates across the board for all their clients. They are now willing to walk away from market share to improve underwriting performance.

Investments

      Our investment policy is conservative, with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 85% debt securities, 14% equity securities, and 1% short-term investments. High credit quality has always been a cornerstone of our investment strategy, as evidenced by the fact that 99% of the debt securities are investment grade. The average rating of our debt securities is "AA", Standard & Poor's second highest credit quality rating.

      Net investment income earned, after-tax, was $74 million in 2001, $76 million in 2000, and $75 million in 1999. Two primary factors affecting net investment income are cash flow available from operations and reinvestment rates available in the marketplace. Investment income earned for 2001 was negatively impacted by lower reinvestment rates, as well as lower returns on our investments in limited partnerships that are subject to market fluctuations (see
Note 4 (j) to the Consolidated Financial Statements for additional discussion). Investment income from our limited partnerships decreased $3 million before tax during 2001 when compared to 2000 and increased $4 million in 2000 compared to 1999. Our overall after-tax investment yield was 4.1% in 2001, compared to 4.4% in 2000 and 4.3% in 1999.

      In 2001, 2000 and 1999, we invested new cash primarily in taxable debt securities. In 1999, we sold $72 million in equity securities realizing a gain of $37 million. The proceeds were used primarily to buy corporate bonds. We strive to achieve the appropriate asset allocation in our portfolio to balance both investment and tax strategies.

      We emphasize liquidity requirements in response to an unpredictable underwriting environment and the need to minimize the exposure to catastrophic events. To provide liquidity while maintaining consistent performance, maturities of debt securities are "laddered" so that some issues are always approaching maturity, thereby providing a source of predictable cash flow. To reduce sensitivity to interest rate fluctuations, we invest our debt portfolio primarily in intermediate-term debt securities. The average life of the portfolio at year-end 2001 was 4.9 years.

      We will continue to follow our investment philosophy that has historically proven successful. The strategy is to continue to purchase debt securities in sectors that represent the most attractive relative value and maintain a moderate equity exposure. Managing investment risk by adhering to these strategies is intended to protect the interests of our stockholders as well as those of our policyholders and, at the same time, enhance our financial strength and underwriting capacity.

Pie Chart: Debt Securities Quality Analysis 2001

Aaa/AAA           44%
Aa/AA             28%
A/A               21%
Baa/BBB            6%
Other              1%

Diversified Insurance Services

      The Diversified Insurance Services businesses create a fee-based source of revenue that is not dependent on insurance underwriting cycles. These businesses are not capital intensive and strengthen our ability to develop new revenue streams in fast-growing markets. During 2001, our Diversified Insurance Services strategy further evolved, which led to a more refined focus on businesses that provide synergy with our agency force and create new opportunities for agents to bring added value services and products to their customers. This focus has led us to consolidate our Diversified Insurance Services operations into three core functions: flood insurance, managed care, and professional employer organization
(PEO) services. The businesses fit into our business model in one of two ways: complementary (they share a common marketing or distribution system) or vertically (one company uses the other's products or services in its own product or supply output). The flood and PEO products are currently sold through our independent agent distribution channel, while our managed care businesses provide an integral service used by our claims operation, as well as by other insurance carriers. We continue to measure the performance of these companies in terms of revenue growth, results of operations, earnings before interest, taxes, depreciation and amortization (EBITDA) and returns on revenue.

      The continuing operations of Diversified Insurance Services generated $70 million of revenue and $200,000 of net loss for 2001, compared to $58 million of revenue and $4 million of net income for 2000 and $30 million of revenue and $4 million of net income for 1999. EBITDA decreased 63% to $3 million for 2001, compared to $9 million in 2000 and $8 million for 1999. The segment's return on net revenue decreased to (0.3)% for 2001, compared to 6.3% for 2000 and 11.7% for 1999.

      The PEO, Selective HR Solutions, Inc. (SHRS) provides human resource administration, including benefits, payroll and employee management services, and risk and compliance management products and services, including workers' compensation. A PEO, by the nature of its product package, provides a very high level of day-to-day services to its customers, which we believe will be attractive to small business owners, who can be easily accessed through existing relationships with our independent agents. The PEO generated decreases in current year Diversified Insurance Services profit, which was primarily driven by a $4 million workers' compensation reserve increase taken during the third quarter 2001, of which $1 million resulted from business written in the current year. This increase reflected the significant growth in worksite lives and higher than expected emergence of claims. This addition to loss reserves combined with variable and infrastructure costs resulted in a net loss of $4 million, compared to net income of $100,000 for 2000 and $600,000 for 1999.

      Our managed care companies (Alta Services LLC, SelecTech, LLC, and Consumer Health Network Plus, LLC (CHN)) now operate under one integrated management team and provide workers' compensation and automobile medical claim services, third party administrative services and discounted access to the largest medical provider network in New Jersey while bearing no underwriting risks. Network expansion has been, and will continue to be a major initiative for our managed care program. During 2001 our medical provider network expanded from 50,000 to just under 60,000 locations in its initial three key operating territories (New Jersey, New York, and Connecticut). This expansion included the acquisition of a 1,200-location mental health network. In the future, our managed care medical provider network will focus on expanding into new states where we have a presence, starting with the Northeast area. Managed care revenues increased 27% to $19.1 million for 2001, compared to $15.0 million for 2000 and $7.8 million for 1999. Net income increased to

$2.4 million, compared to $2.3 million for 2000 and $700,000 for 1999. The increases in 2001 were attributable to network and client expansion. The increases from 1999 to 2000 were primarily the result of the acquisition of CHN in July 1999.

      Selective is a servicing carrier for the National Flood Insurance Program. Through this program, Selective is able to provide a market for flood insurance to over 4,000 agents across the country. As a servicing carrier, Selective bears no risk of policyholder loss since the program is fully reinsured by the federal government. During 2001, our flood operations experienced growth through the acquisition of two flood books of business from other insurance carriers as well as receiving an endorsement from the Independent Insurance Agents of America. This growth resulted in an increase in servicing fees in 2001 of 22% to $14.6 million, compared to $12.0 million for 2000 and $10.7 million for 1999. This increase in servicing revenues resulted in a corresponding increase in net income to $1.4 million for 2001, compared to $1.1 million for 2000 and $2.1 million for 1999. In September 1999, claims handling fees of $1.3 million from Hurricane Floyd generated additional net income for that year.

      With the completion of the mobile claim and flood system software products, we felt it was time to begin pursuing the sale of our software development and administration business, PDA Software Services, Inc. (PDA), and thus have classified this business as a discontinued operation in our consolidated statements of income. PDA was purchased in 1998 as part of Selective's newly forming Diversified Insurance Services operation. At the time PDA was the outside vendor developing the aforementioned software products making it a good fit with our insurance-related businesses. Upon sale, we expect to realize a profit, as PDA will now be able to more freely market its insurance products outside the Selective umbrella.

      The focus of the Diversified Insurance Services businesses continues to be revenue growth, geographic expansion and cross marketing opportunities. In 2002, we expect our Diversified Insurance Services businesses to grow by at least 12%, and generate an EBITDA return of 12%, which will produce a return on revenue of about 6%.

Federal Income Taxes

      Our total federal income tax benefit increased $1 million in 2001 to a benefit of $3 million, with an effective tax rate of (11)%, compared to an effective tax rate of (7.5)% in 2000 and 15.3% in 1999. The benefit in 2001 and 2000 reflects lower taxable income for those years mainly due to decreased realized gains and increased underwriting losses. During 1999, an increase in the underwriting loss was offset by a comparable increase in realized gains keeping taxable income unchanged. Our effective tax rate differs from the federal corporate rate of 35% primarily as a result of tax-exempt investment income and the dividends received deduction.

      We had a total net deferred tax asset at December 31, 2001 and 2000 of $9 million, compared to $16 million at December 31, 1999. Although there were increases in deferred policy acquisition costs from 2000 to 2001, they were offset by increases in alternative minimum tax credit carry forwards, leaving the total deferred tax asset relatively consistent from 2000 to 2001. Increases and decreases in the unrealized gains on the available-for-sale investment portfolio were the primary cause for the changes in the net deferred tax asset and liability from 1999 to 2000.

--------------------------------------------------------------------------------
(in millions)                                    2001          2000         1999
--------------------------------------------------------------------------------
Current taxable income/(loss)                 $ (15.6)        (11.4)        39.4

Pretax financial statement income                23.7          24.8         64.1

Net deferred tax asset                            9.4           9.0         16.1
--------------------------------------------------------------------------------

Critical Accounting Policies

      We have identified the policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements. Note that our preparation of this Annual Report requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Reserves for Losses and Loss Expenses

      In accordance with industry practice, we maintain reserves for losses and loss expenses. These reserves are made up of both case reserves and reserves for claims incurred but not yet reported (IBNR). Case reserves result from a claim that has been reported to an insurance subsidiary and is estimated at the amount of ultimate payment. IBNR reserves are established based on generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events.

      Reserves are reviewed for adequacy on a periodic basis. Based upon such reviews, we believe that the estimated reserves for losses and loss expenses are adequate to cover the ultimate cost of claims. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed. We do not discount to present value that portion of our loss reserves expected to be paid in future periods.

Premium Revenue

      Net premiums written equal direct premiums written, plus assumed premiums less ceded premiums. All three components of net premiums written are recognized in revenue over the period that coverage is provided. The vast majority of our net premiums written have a coverage period of twelve months. This means we record 1/12 of the net premiums written as earned premium each month, until the full amount is recognized. It should be noted that when premium rates increase, the effect of those increases will not immediately affect earned premium. Rather, those increases will be recognized ratably over the period of coverage. Unearned premiums and prepaid reinsurance premiums, which are recorded on the balance sheet, represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

Financial Condition, Liquidity and Capital Resources

      Selective Insurance Group, Inc. (Parent) is an insurance holding company whose principal assets are its investments in its insurance and Diversified Insurance Services subsidiaries. The Parent's primary means of meeting its liquidity requirements is through dividends from these subsidiaries. The payment of dividends from the insurance subsidiaries is governed by state regulatory requirements, and these dividends are generally payable only from earned surplus as reported in our statutory Annual Statements as of the preceding December 31. See Note 7 to the consolidated financial statements for additional discussion. Dividends from Diversified Insurance Services subsidiaries are restricted only by the operating needs of those subsidiaries.

      The Parent's cash requirements include principal and interest payments on the various senior notes and subordinated debentures, dividends to stockholders and general operating expenses, as well as the cost of shares of common stock repurchased under our common stock repurchase program, which commenced in 1996. As of December 31, 2001, the Parent had repurchased under the program a total of
7.3 million shares at a total cost of approximately $140 million. During 2001, the Parent purchased 300,000 shares at a total cost of $7.5 million. On May 4, 2001, the Board of Directors extended the expiration date of the stock repurchase program to May 31, 2002. There are approximately 700,000 shares remaining under the current repurchase authorization of 8 million shares. In addition to these annual cash flow requirements, in 2000 the Parent paid $6 million in deferred purchase price for a 1999 subsidiary acquisition and $4 million in expenses related to a private placement financing.

      The Parent generates cash from the sale of its common stock under various stock plans, the dividend reinvestment program, and from investment income, all of which approximated $9 million and reduces the Parent's annual cash requirements from $37 million annually to $28 million. As discussed in Note 3 to the consolidated financial statements, the Parent is in the process of selling its software development and program administration operation, PDA. The Parent expects to sell this entity at a profit, which will produce a cash inflow during 2002.

      Growth in the Diversified Insurance Services segment has augmented consolidated cash flows from operations by generating $4 million in 2001, compared to $10 million in 2000 and $3 million in 1999. This cash flows unencumbered to the Parent. Based upon the 2001 statutory financial statements, the insurance subsidiaries are permitted to pay the Parent in 2002 ordinary dividends in the aggregate amount of $52 million. There can be no assurance that the insurance subsidiaries will be able to pay dividends to the Parent in the future in an amount sufficient to enable the Parent to meet its liquidity requirements. For additional information regarding regulatory limitations on the payment of dividends by the insurance subsidiaries to the Parent and amounts available for the payment of such dividends, see Note 7 to the consolidated financial statements. Dividends to stockholders are declared and paid at the discretion of the Board based upon the Company's operating results, financial condition, capital requirements, contractual restrictions and other relevant factors. The Parent has paid regular quarterly cash dividends to its stockholders for 73 consecutive years and currently plans to continue to pay quarterly cash dividends. For information regarding restrictions on the Parent's ability to pay dividends to its stockholders, see Note 5(b) to the consolidated financial statements.

      In addition to the cash requirements of the Parent, our operating obligations and cash outflow include: claim settlements; commissions; labor costs; premium taxes; general and administrative expenses; investment purchases; and capital expenditures. The insurance subsidiaries satisfy their obligations and cash outflow through premium collections, interest and dividend income and maturities of investments.

      Cash provided by operating activities amounted to $53 million in 2001, and $64 million in both 2000 and 1999. Cash generated by the Diversified Insurance Services subsidiaries decreased $7 million due primarily to timing differences in payroll cycles in the PEO. Underwriting cash flow remained consistent with 2000.

      Since cash inflow from premiums is received in advance of cash outflow required to settle claims, we accumulate funds that we invest. At December 31, 2001 and 2000, we had $1.8 billion in investments compared to $1.7 billion in 1999. Our investment program is structured with staggered maturities so that liquidation of available-for-sale debt securities should not be necessary in the ordinary course of business.

      Total assets increased 4%, or $111 million, from December 31, 2000 to December 31, 2001. This increase was primarily due to: (i) an increase in total investments of $36 million resulting from an increase of $16 million in pre-tax unrealized gains in the available for sale debt portfolio, as well as additional purchases of debt securities; (ii) a 10% increase in premium receivables of $29 million corresponding with the net written premium growth for fourth quarter 2001 when compared to fourth quarter 2000; (iii) a 15% increase in reinsurance recoverables on unpaid losses and loss expenses of $24 million due to advance receipt of payments for ceded losses in 2000; and (iv) an 11% increase in deferred policy acquisition costs of $13 million corresponding with the net written premium growth for the year.

      The rise in total liabilities of $98 million, or 5%, from December 31, 2000 to December 31, 2001, was primarily attributable to an increase in unearned premium reserve of 11%, or $49 million and our loss reserves of 4%, or $46 million both due to growth in net premiums written over the year 2000.

      Our future cash payments associated with contractual obligations pursuant to operating leases for office space and equipment, convertible subordinated debentures and notes payable as of December 31, 2001 are summarized below:

                             Contractual obligations

------------------------------------------------------------------------------------
(in millions)                                     1 year     2-3      4-5    After 5
                                         Total    or less   years    years    years
------------------------------------------------------------------------------------
Operating leases                         $ 23.1      7.4      7.6      5.5      2.6
Convertible
  subordinated
  debentures                                3.8      1.3      2.5       --       --
Notes payable                             152.6      7.1     48.0     42.3     55.2
Total                                    $179.5     15.8     58.1     47.8     57.8
------------------------------------------------------------------------------------

      We fully expect to have the capacity to repay and/or refinance these obligations as they come due.

      We currently have revolving lines of credit amounting to $50 million available, under which no balances are outstanding as of either December 31, 2001 or 2000. See Note 5(c) to the Consolidated Financial Statements for more information. We have issued no guarantees on behalf of others and have no trading activities involving non-exchange traded contracts accounted for at fair value. We have no material transactions with related parties other than those disclosed in the Note 16 to the Consolidated Financial Statements.

      We currently have no off-balance sheet obligations other than operating leases for office space and equipment. See Note 17(b) to the Consolidated Financial Statements for more information.

      We are subject to financial strength ratings produced by external rating agencies. The principal agencies that cover the property and casualty industry are: A.M. Best Company (A.M. Best), Standard & Poor's Rating Services (S&P) and Moody's Investor Service (Moody's). We believe our ability to write business is most influenced by our rating from A.M Best. We are currently rated "A+" (Superior) by A.M. Best, which is their second highest of fifteen ratings. A rating below "A" from A.M. Best, could materially adversely effect the business we write. We believe that ratings from S&P or Moody's, although important, have less of an impact on our business. However, an unfavorable change in either of these ratings could make it more expensive for us to access capital markets and would increase the interest rate charged to us under our current lines of credit.

Insurance Regulation

      On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (the "Act"), governing the privacy of consumer financial information. The regulations became effective on November 13, 2000, and the date for compliance with the regulations was July 1, 2001. The regulations limit disclosure by financial institutions of "nonpublic personal information" about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. Many states in which we operate have adopted laws that are at least as restrictive as the Act and the regulations. This is an evolving area of regulation requiring our continued monitoring.

      Effective January 1, 2001, we adopted a codified set of statutory accounting principles as required by the National Association of Insurance Commissioners. The changes to the statutory accounting principles reduce the differences within statutory accounting permitted practices between states. The adoption of the codified statutory accounting principles had minimal impact to the Risk Based Capital ratios for the insurance subsidiaries and did not significantly impact the dividend paying capabilities of the insurance subsidiaries. Codification led to an increase in combined statutory surplus of $43 million.

      While we believe we are in compliance with all currently effective and applicable laws affecting our operations, we cannot currently quantify the financial impact we will incur to satisfy revised or additional regulatory requirements that may be imposed in the future.

Diversified Insurance Services Regulation

      The companies of our Diversified Insurance Services segment are subject to varying degrees of regulation.

      SHRS is a professional employer organization (PEO). In this capacity, it is a co-employer for its clients. As a co-employer, federal, state and local laws relating to labor, tax and employment matters affect SHRS. By contracting with its clients and creating a co-employer relationship with employees assigned to work at client company locations, SHRS assumes certain contractual obligations, legal obligations and responsibilities of an employer under these laws. Many of these laws do not specifically address the obligations and responsibilities of co-employers such as PEOs. If these laws, such as the Employee Retirement Income Security Act, and federal and state employment laws and tax laws, are ultimately applied to a PEO's co-employer relationship with their work-site employees, they could have a material adverse effect on SHRS's results of operations or financial condition.

      Some states in which SHRS operates have passed licensing or registration requirements for PEOs. These regulatory laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs.

      Alta and CHN, operate as a managed care organization (MCO) and/or a preferred provider organization (PPO) and are subject to laws and/or regulations in some states where they do business, which require them to be licensed to operate as an MCO or a PPO.

      In New Jersey, a state from which both Alta and CHN derive substantial revenue, regulations implementing the Health Care Quality Act may deem insured health benefit plans who contract with PPOs to be Managed Care Plans. Managed Care Plans may be required, through

PPO contracts, to provide enrollees with information regarding the plan and the network and also to afford providers with certain protections. We are not currently required to comply with these regulations. If this changes in the future, it may require additional expenditure to achieve compliance, which would not be material to our consolidated results of operations or financial condition.

      Alta and CHN are also affected by both federal and state laws regarding privacy of medical records and patient privacy. This is an evolving area of regulation requiring us to continually monitor and review our operations.

      While SHRS, Alta and CHN believe they are currently in compliance with all laws and regulations affecting their operations, there can be no assurance that, in the future, they will be able to satisfy new or revised licensing and regulatory requirements.

      SelecTech is overseen by Alta and provides third-party administrative services to self-insured accounts. SelecTech also works closely with SRM to assist businesses and government entities looking for customized insurance products and services. When operating as an insurance adjuster, SelecTech is subject to the laws and/or regulations in some of the states in which it does business, which require it to be licensed as an adjuster.

      PDA provides insurance software development and processing services to public and private sector organizations. FloodConnect provides enhanced third-party administration for carriers who participate in the federal "Write Your Own" (WYO) flood insurance program and services flood insurance policies written through the WYO program countrywide.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is the risk of potential loss in fair value arising from adverse fluctuations in interest rates, market rates and prices, foreign currency exchange rates, and other relevant market rate or price changes. The following is a discussion of the Company's primary market risk exposures and how they were being managed as of December 31, 2001. Our market risk sensitive instruments are for other than trading purposes.

      Our investment policy is conservative with the long-term objective of maximizing after-tax yield while providing liquidity and preserving assets and stockholders' equity. The current investment mix is 85% debt securities, 14% equity securities and 1% short-term investments. We have no direct exposure to commodity risks and minimal exposure to foreign exchange risk.

      To reduce the sensitivity of interest rate fluctuations, we invest our debt portfolio primarily in intermediate-term debt securities. At December 31, 2001, 93% of the portfolio was ten years or less to maturity, and the average life was 4.9 years.

      Our portfolio of marketable equity securities is exposed to equity price risk arising from potential volatility in equity market prices. We attempt to minimize the exposure to equity price risk by maintaining a diversified portfolio limiting concentrations in any one company or industry.

      For our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2000. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

      We utilize sensitivity analysis to measure the potential loss in future earnings, fair values or cash flows of market sensitive instruments. The sensitivity analysis hypothetically assumes: (i) a parallel 200 basis point shift in interest rates up and down in 100 basis point increments; and (ii) a 20% change in equity prices up and down in 10% increments at December 31, 2001 and 2000.

      In the analysis, we include investments in debt securities and investments in equity securities. The primary market risk to the Company's market sensitive instruments is interest rate risk and equity price risk.

      This analysis is not intended to provide a precise forecast of the effect of changes in market interest rates and equity prices on our income or stockholders' equity. Further, the calculations do not take into account any actions we may take in response to market fluctuations.

      The following table presents the sensitivity analysis of each component of market risk as of December 31, 2001 and 2000. Dollar amounts are in millions.

--------------------------------------------------------------------------------------------------------------
                                                                          2001
                                                           Interest Rate Shift in Basis Points
--------------------------------------------------------------------------------------------------------------
                                              -200          -100             0           100            200
--------------------------------------------------------------------------------------------------------------
Market value of debt
  security portfolio                       $  1,682.6    $  1,615.9    $  1,552.5    $  1,491.9     $  1,433.8
Market value change from base (%)                 8.4%          4.1%          0.0%         (3.9)%         (7.7)%

--------------------------------------------------------------------------------------------------------------
                                                                          2000
                                                           Interest Rate Shift in Basis Points
--------------------------------------------------------------------------------------------------------------
                                              -200          -100             0           100            200
--------------------------------------------------------------------------------------------------------------
Market value of debt
  security portfolio                       $  1,550.8    $  1,491.2    $  1,433.8    $  1,378.0     $  1,324.7
Market value change from base (%)                 8.2%          4.0%          0.0%         (3.9)%         (7.6)%

--------------------------------------------------------------------------------------------------------------
                                                                          2001
                                                          Change in Equity Values in Percent
--------------------------------------------------------------------------------------------------------------
                                              -20%          -10%             0%           10%            20%
--------------------------------------------------------------------------------------------------------------
Market value of equity portfolio           $    187.0    $    210.3    $    233.7    $    257.1     $    280.4

-------------------------------------------------------------------------------------------------------------
                                                                          2000
                                                          Change in Equity Values in Percent
--------------------------------------------------------------------------------------------------------------
                                              -20%             -10%             0%           10%            20%
--------------------------------------------------------------------------------------------------------------
Market value of equity portfolio           $    191.7    $    215.6    $    239.6    $    263.6     $    287.5

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Selective Insurance Group, Inc.

      We have audited the accompanying consolidated balance sheets of Selective Insurance Group, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selective Insurance Group,Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
New York, New York
February 6, 2002

Consolidated Balance Sheets

December 31,                                                                           2001          2000
---------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)
Assets

Investments:
Debt securities, held-to-maturity-at amortized cost
  (fair value: $182,554-2001; $231,057-2000)                                    $   175,453       225,177
Debt securities, available-for-sale-at fair value
  (amortized cost: $1,335,656-2001; $1,184,698-2000)                              1,369,965     1,202,758
Equity securities, available-for-sale-at fair value
  (cost: $117,186-2001; $104,830-2000)                                              233,703       239,578
Short-term investments (at cost which approximates fair value)                       19,155        95,908
Other investments                                                                    15,033        13,642
                                                                                -----------     ---------
Total investments (Note 4)                                                        1,813,309     1,777,063
Cash                                                                                  7,295         8,759
Interest and dividends due or accrued                                                23,073        22,808
Premiums receivable, net of allowance for uncollectible
  accounts of: $3,633-2001; $5,204-2000                                             320,741       291,932
Other trade receivables, net of allowance for uncollectible
  accounts of: $666-2001; $867-2000                                                  29,491        24,915
Reinsurance recoverable on paid losses and loss expenses                             14,405         9,332
Reinsurance recoverable on unpaid losses and loss expenses (Note 6)                 184,486       160,869
Prepaid reinsurance premiums                                                         39,932        33,097
Current federal income tax                                                            5,945         1,681
Deferred federal income tax (Note 19)                                                 9,416         8,971
Real estate, furniture, equipment and software development-at cost, net of
  accumulated depreciation and amortization of: $68,926-2001; $61,024-2000           55,363        57,820
Deferred policy acquisition costs (Note 1f)                                         131,651       118,413
Goodwill, net of accumulated amortization of: $14,006-2001; $10,655-2000             46,495        49,338
Other assets                                                                         20,717        25,905
                                                                                -----------     ---------
Total assets                                                                    $ 2,702,319     2,590,903
                                                                                ===========     =========

Liabilities and Stockholders' Equity

Liabilities: Reserve for losses (Note 14)                                       $ 1,145,573     1,099,929
Reserve for loss expenses (Note 14)                                                 170,740       172,727
Unearned premiums                                                                   485,713       436,506
Convertible subordinated debentures                                                   3,790         3,848
Notes payable (Note 5)                                                              152,643       159,786
Other liabilities                                                                   152,700       140,310
                                                                                -----------     ---------
Total liabilities                                                                 2,111,159     2,013,106
                                                                                -----------     ---------
Stockholders' Equity:
Preferred stock of $0 par value per share:
  Authorized shares: 5,000,000; no shares issued or outstanding
  Common stock of $2 par value per share:
  Authorized shares: 180,000,000
  Issued: 39,588,746-2001; 38,783,742-2000                                           79,177        77,568
Additional paid-in capital                                                           77,126        63,074
Retained earnings                                                                   536,188       525,669
Accumulated other comprehensive income                                               98,037        99,325
Treasury stock-at cost (shares: 14,056,403-2001; 13,577,266-2000)                  (192,284)     (181,552)
Deferred compensation expense and notes receivable from stock sales                  (7,084)       (6,287)
                                                                                -----------     ---------
Total stockholders' equity                                                          591,160       577,797
                                                                                -----------     ---------
Commitments and contingencies (Notes 6 and 17)
Total liabilities and stockholders' equity                                      $ 2,702,319     2,590,903
                                                                                ===========     =========

See accompanying notes to consolidated financial statements

Consolidated Statements of Income

Year ended December 31,                                                        2001           2000           1999
-----------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues:
Net premiums written                                                    $   925,420        843,604        811,677
Net (increase) in unearned premiums and prepaid reinsurance premiums        (42,372)       (22,339)       (12,612)
                                                                        -----------    -----------    -----------
Net premiums earned                                                         883,048        821,265        799,065
Net investment income earned                                                 96,767         99,495         96,531
Net realized gains                                                            6,816          4,191         29,377
Diversified insurance services revenue                                       69,626         57,527         29,764
Other income                                                                  2,763          3,739          3,142
                                                                        -----------    -----------    -----------
Total revenues                                                            1,059,020        986,217        957,879
                                                                        -----------    -----------    -----------
Expenses:
Losses incurred                                                             567,778        541,487        517,700
Loss expenses incurred                                                       88,106         72,579         74,515
Policy acquisition costs                                                    277,897        261,540        254,744
Dividends to policyholders                                                    8,275          7,670          6,682
Interest expense                                                             14,526         13,745          9,460
Diversified insurance services expenses                                      70,053         52,018         24,341
Other expenses                                                                8,687         12,352          6,383
                                                                        -----------    -----------    -----------
Total expenses                                                            1,035,322        961,391        893,825
                                                                        -----------    -----------    -----------
Income from continuing operations
  before federal income tax                                                  23,698         24,826         64,054
                                                                        -----------    -----------    -----------
Federal income tax expense (benefit):
Current                                                                      (1,874)         3,233         12,882
Deferred                                                                       (746)        (5,093)        (3,069)
                                                                        -----------    -----------    -----------
Total federal income tax expense (benefit)                                   (2,620)        (1,860)         9,813
                                                                        -----------    -----------    -----------
Loss from discontinued operations net of tax:
($(234)-2001;$(130)-2000;$(123)-1999)                                          (625)          (151)          (524)
                                                                        -----------    -----------    -----------
Net income                                                              $    25,693         26,535         53,717
                                                                        ===========    ===========    ===========
Earnings per share:
Basic net income from continuing operations                             $      1.07           1.07           2.00
Basic net loss from discontinued operations                                   (0.02)            --          (0.02)
                                                                        -----------    -----------    -----------
Basic net income                                                        $      1.05           1.07           1.98

Diluted net income from continuing operations                           $      1.00           1.01           1.88
Diluted net (loss) from discontinued operations                               (0.02)            --          (0.01)
                                                                        -----------    -----------    -----------
Diluted net income                                                      $      0.98           1.01           1.87

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Year ended December 31,                                                2001                  2000                  1999
-----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Common stock:
Beginning of year                                                 $  77,568                75,929                74,833
Dividend reinvestment plan (shares: 47,672-2001;
    63,928-2000; 64,952-1999)                                            95                   128                   130
Convertible subordinated debentures (shares: 8,190-2001;
    326,122-2000; 8,752-1999)                                            16                   652                    17
Stock purchase and compensation plans
    (shares: 749,142-2001; 429,287-2000; 474,464-1999)                1,498                   859                   949
                                                                  ---------             ---------             ---------
End of year                                                          79,177                77,568                75,929
                                                                  ---------             ---------             ---------
Additional paid-in capital:
Beginning of year                                                    63,074                53,470                45,449
Dividend reinvestment plan                                            1,043                 1,017                 1,057
Convertible subordinated debentures                                      41                 1,629                    35
Stock purchase and compensation plans                                12,968                 6,958                 6,929
                                                                  ---------             ---------             ---------
End of year                                                          77,126                63,074                53,470
                                                                  ---------             ---------             ---------
Retained earnings:
Beginning of year                                                   525,669               514,477               477,118
Net income                                                           25,693    25,693      26,535   26,535       53,717    53,717
Cash dividends to stockholders ($0.60 per share-2001;
    $0.60 per share-2000; $0.59 per share-1999)                     (15,174)              (15,343)              (16,358)
                                                                  ---------             ---------             ---------
End of year                                                         536,188               525,669               514,477
                                                                  ---------             ---------             ---------
Accumulated other comprehensive income:
Beginning of year                                                    99,325                76,694                         114,323
Other comprehensive income/(loss)-increase/(decrease)
    in net unrealized gains on available-for-sale securities,
    net of deferred income tax effect                                (1,288)   (1,288)     22,631   22,631      (37,629)  (37,629)
                                                                  ---------    ------   ---------   ------    ---------   -------
End of year                                                          98,037                99,325                76,694
                                                                  ---------             ---------             ---------
          Comprehensive income                                                 24,405               49,166                 16,088
                                                                               ======               ======                 ======
Treasury stock:
Beginning of year                                                  (181,552)             (143,875)              (97,990)
Acquisition of treasury stock (shares: 479,137-2001;
    2,170,544-2000; 2,514,387-1999)                                 (10,732)              (37,677)              (45,885)
                                                                  ---------             ---------             ---------
End of year                                                        (192,284)             (181,552)             (143,875)
                                                                  ---------             ---------             ---------
Deferred compensation expense and notes receivable
    from stock sales:
Beginning of year                                                    (6,287)               (6,731)               (6,150)
Deferred compensation expense                                        (3,845)               (3,156)               (3,418)
Amortization of deferred compensation expense and
    amounts received on notes                                         3,048                 3,600                 2,837
                                                                  ---------             ---------             ---------
End of year                                                          (7,084)               (6,287)               (6,731)
                                                                  ---------             ---------             ---------
Total stockholders' equity                                        $ 591,160               577,797               569,964
                                                                  =========             =========             =========

The Company also has authorized, but not issued, 5,000,000 shares of preferred stock without par value of which 300,000 shares have been designated Series A junior preferred stock without par value.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31,                                                          2001                  2000                  1999
---------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Operating Activities
Net income                                                                  $  25,693                26,535                53,717
                                                                            ---------             ---------             ---------
Adjustments to reconcile net income to net cash
    provided by operating activities:
Increase in reserves for losses and loss expenses, net of
    reinsurance recoverable on unpaid losses and loss expenses                 20,040                30,023                28,943
Net increase in unearned premiums and prepaid
    reinsurance premiums                                                       42,372                22,339                12,612
Increase in net federal income tax recoverable                                 (4,016)               (2,292)               (7,520)
Depreciation and amortization                                                  15,251                15,247                13,044
Increase in premiums receivable                                               (28,809)              (43,022)              (30,683)
(Increase) decrease in other trade receivables                                 (4,576)               (9,427)                2,950
(Increase) decrease in deferred policy acquisition costs                      (13,238)               (9,318)                  679
(Increase) decrease in interest and dividends due or accrued                     (265)                  737                (1,008)
(Increase) decrease in reinsurance recoverable on paid losses
    and loss expenses                                                          (5,073)                  465                 1,698
Net realized (gains)                                                           (6,816)               (4,191)              (29,377)
Other-net                                                                      12,120                37,172                18,752
                                                                            ---------             ---------             ---------
Net adjustments                                                                26,990                37,733                10,090
                                                                            ---------             ---------             ---------
Net cash provided by operating activities                                      52,683                64,268                63,807
                                                                            ---------             ---------             ---------
Investing Activities
Purchase of debt securities, available-for-sale                              (326,099)             (157,685)             (314,283)
Purchase of equity securities, available-for-sale                             (62,619)              (25,384)              (14,948)
Purchase of other investments                                                  (1,462)               (4,406)                 (111)
Purchase of Selective HR Solutions, Inc.
    (net of cash acquired of $1,127)                                              (97)               (5,994)              (23,015)
Purchase of Consumer Health Network Plus, LLC                                      --                    (2)               (6,010)
Purchase of PDA Software Services, Inc. (net of cash
    acquired of $356)                                                              --                    --                  (258)
Sale of debt securities, available-for-sale                                    45,221                21,629               132,680
Redemption and maturities of debt securities, held-to-maturity                 49,807                46,183                87,053
Redemption and maturities of debt securities, available-for-sale              131,174                90,818                66,787
Sale of equity securities, available-for-sale                                  56,376                42,506                71,615
Proceeds from other investments                                                    71                 6,727                   235
Increase (decrease) in net payable from security transactions                   4,800                (2,304)              (13,414)
Net additions to real estate, furniture, equipment and
    software development                                                       (6,824)              (12,003)              (10,908)
                                                                            ---------             ---------             ---------
Net cash (used in) provided by investing activities                          (109,652)                   85               (24,577)
                                                                            ---------             ---------             ---------
Financing Activities
Dividends to stockholders                                                     (15,174)              (15,343)              (16,358)
Acquisition of treasury stock                                                 (10,732)              (37,677)              (45,885)
Net proceeds from notes payable                                                    --                88,440                    --
Principal payment of notes payable                                             (7,143)               (7,143)               (7,143)
Proceeds from short-term debt                                                      --                40,200               111,840
Paydown of short-term debt                                                         --               (91,502)              (88,825)
Net proceeds from issuance of common stock                                     15,604                 8,962                 9,066
Increase in deferred compensation expense and amounts received
    on notes receivable from stock sales                                       (3,803)               (3,018)               (3,366)
                                                                            ---------             ---------             ---------
Net cash used in financing activities                                         (21,248)              (17,081)              (40,671)
                                                                                                  ---------             ---------
Net (decrease) increase in short-term investments and cash                    (78,217)               47,272                (1,441)
Short-term investments and cash at beginning of year                          104,667                57,395                58,836
                                                                            ---------             ---------             ---------
Short-term investments and cash at end of year                              $  26,450               104,667                57,395
                                                                            =========             =========             =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PAGES 35-50

December 31, 2001, 2000, and 1999

Note 1  Summary of Significant Accounting Policies

(a) Consolidation Policy

The consolidated financial statements include the accounts of Selective Insurance Group, Inc. (Selective) and its subsidiaries (collectively, the "Company") and have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All material intercompany accounts and transactions have been eliminated.

(b) Investments

Held-to-maturity debt securities are carried at amortized cost, which is calculated using the scientific method, because management has the ability and intent to hold such securities until maturity. Available-for-sale securities are carried at fair value. Net unrealized gains and losses on held-to-maturity debt securities are not reflected in accumulated other comprehensive income. Net unrealized gains and losses on available-for-sale securities, net of deferred income tax effect, are included as a separate component of accumulated other comprehensive income. No material investments of the Company were non-income producing for the years ended December 31, 2001 and 2000.

      Realized gains and losses are determined on the basis of the cost of specific investments sold and are credited or charged to income. In the event that a decline in fair value of an investment is considered to be other than temporary, such investments are written down to their fair value and the amount of the write-down is included in realized losses. Realized losses from investment write downs were $1.4 million for 2001, $1.0 million for 2000 and none for 1999.

(c) Reinsurance

The Company records its ceded reinsurance transactions on a gross basis which results in reinsurance recoverables on losses and loss expenses and ceded unearned premiums (prepaid reinsurance premiums). The Company also discloses reinsurance amounts for ceded premiums written and earned and ceded losses and loss expenses incurred.

(d) Stock-Based Compensation

The Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123) establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by FAS 123, the Company uses the accounting method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) to account for its stock-based compensation plans. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in FAS 123, had been applied. See Note 11 for more information.

(e) Real Estate, Furniture, Equipment and Software Development

The value of real estate, furniture and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years for financial statement purposes and the straight-line method and various accelerated methods for federal income tax purposes. The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). As a result of SOP 98-1, the Company capitalized $2.8 million for 2001 and $4.5 million for 2000, which are amortized using the straight-line method over estimated useful lives of the systems being developed that range from four to ten years.

(f) Deferred Policy Acquisition Costs

Policy acquisition costs are directly related to the writing of an insurance policy and are deferred and amortized over the life of the policies in order to facilitate a matching of revenues and expenses. These costs include labor costs, commissions, premium taxes and assessments, boards, bureaus and dues, travel, and other underwriting expenses incurred in the acquisition of premium. The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss expenses, policyholder dividends and other expenses for maintenance of policies in force. Deferred policy acquisition costs amortized to expense were $257.2 million for 2001, $235.4 million for 2000 and $231.9 million for 1999. The investment yields assumed for each reporting period, which are based upon the Company's actual average investment yield, before-tax, were 5.4% for 2001, 5.8% for 2000 and 5.6% for 1999.

(g) Goodwill

Goodwill resulting from business acquisitions represents the excess of cost over fair value of assets acquired and is being amortized over estimated useful lives, which range between nine and twenty years, using the straight-line method. Amortization expense, which is included in other expense, was $3.3 million for 2001, $3.1 million for 2000 and $2.0 million for 1999. Periodically, the Company reviews intangible assets for impairment, a situation where the fair value of the assets is less than the carrying value. There have been no impairments for 2001, 2000 and 1999. See Note 2 for further discussion of goodwill amortization.

(h) Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(i) Reserves for Losses and Loss Expenses

In accordance with industry practice, the Company maintains reserves for losses and loss expenses. These reserves are made up of both case reserves and reserves for claims incurred but not yet reported (IBNR). Case reserves result from a claim that has been reported to an insurance subsidiary and are estimated at the amount of ultimate payment. Additional IBNR reserves are established based on generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events.

      The internal assumptions considered by the Company in the estimation of the IBNR amounts for both environmental and non-environmental reserves at the Company's reporting dates are based on: (i) an analysis of both paid and incurred loss and loss expense development trends; (ii) an analysis of both paid and incurred claim count development trends; (iii) the exposure estimates for reported claims; (iv) recent development on exposure estimates with respect to individual large claims and the aggregate of all claims; (v) the rate at which new environmental claims are being reported; and (vi) patterns of events observed by claims personnel or reported to them by defense counsel. External factors identified by the Company in the estimation of IBNR for both environmental and non-environmental IBNR reserves include: legislative enactments, judicial decisions, legal developments in the determination of liability and the imposition of damages, and trends in general economic conditions, including the effects of inflation. Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items as described that are expected by management to affect the Company's reserves for losses and loss expenses over time.

      By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and loss expenses. While the ultimate actual liability may be higher or lower than reserves established, the Company believes the reserves to be adequate. Any changes in the liability estimate may be material to the results of operations in future periods. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods; however, the loss reserves include anticipated recoveries for salvage and subrogation claims. Such salvage and subrogation amounted to $37.6 million for 2001 and $38.1 million for 2000.

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

(j) Premium Revenue

Net premiums written include direct writings plus reinsurance assumed and estimates of premiums earned but unbilled on the workers' compensation and general liability lines of insurance, less reinsurance ceded. Premiums written are recognized as revenue over the period that coverage is provided using the semi-monthly pro rata method. Unearned premiums and prepaid reinsurance premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

(k) Federal Income Tax

The Company uses the asset and liability method of accounting for income taxes. Deferred federal income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of the Company's assets and liabilities, as well as tax on net unrealized gains or losses on available-for-sale securities. A valuation allowance is established when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of enactment.

(l) Statement of Cash Flows

Short-term investments are comprised of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase. The Company's cash paid during the year for interest and federal income taxes, non-cash investing and financing activities were as follows:

(in thousands)                                   2001         2000         1999
--------------------------------------------------------------------------------
Cash paid during the year for:
Interest                                     $ 14,236       12,536        9,995
Federal income tax                                 --          304       17,229
Non-cash investing activities:
  Acquisitions:
     Fair value of assets acquired                606        6,473       44,571
     Cash paid or stock issued                    (97)      (5,996)     (30,152)
                                             --------       ------       ------
     Liabilities assumed                          509          477       14,419
Non-cash financing activity:
  Conversion of convertible
   subordinated debentures                   $     58        2,309           62

(m) Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    (1) Investment Securities: Fair values for held-to-maturity debt securities are based on quoted market prices where available, or from independent pricing services. The fair values of available-for-sale debt and equity securities, which also represent their carrying amounts, are based on quoted market prices. Other investments are carried at either cost or the equity method, which approximates fair value.

      (2) Indebtedness: The fair value of the convertible subordinated debentures is based on quoted market prices. The fair values of the 7.84% Senior Notes due November 15, 2002, the 8.77% Senior Notes due August 1, 2005, the 8.63% Senior Notes due May 4, 2007, and the 8.87% Senior Notes due May 4, 2010 were estimated using a cash flow analysis based upon the Company's current incremental borrowing rate for the remaining term of the loan.

      See Note 20 for a summary table of the fair value and related carrying amounts of financial instruments.

(n) Newly Adopted Accounting Policies

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets that are to be held and used, disposed of other than by sale, and disposed of by sale. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. We early adopted FAS 144 for the accounting of our discontinued operation, and it did not have a material impact on the Company's results of operations or financial condition. See Note 3 for further discussion of discontinued operations.

(o) Reclassifications

Certain amounts in the Company's prior years' consolidated financial statements and related footnotes have been reclassified to conform with the 2001 presentation. Such reclassification had no effect on the Company's net income or stockholders' equity.

Note 2  Pending Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 addresses the initial recognition and measurement of goodwill and other intangible assets. FAS 142 changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization approach to an impairment-only approach that requires those assets to be tested at least annually for impairment. FAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001 and is required to be applied at the beginning of an entity's fiscal year. The statement is to be applied to all goodwill and other intangible assets recognized in an entity's financial statements at that date. Impairment losses that arise due to the initial application of FAS 142 (resulting from an impairment test) are to be reported as a change in accounting principle. Goodwill amortization expense, after-tax, which is included in other expenses on the income statement and the Diversified Insurance Services segment, was $3.3 million for 2001, $3.1 million for 2000 and $2.0 million for 1999. We will adopt FAS 142 for the fiscal year beginning January 1, 2002 and anticipate the impact will be the elimination of these amortization expense charges.

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. We do not anticipate the adoption of this statement to have a material effect on the Company's results of operations or financial condition.

Note 3 Discontinued Operations

In December 2001, the Company's management adopted a plan to divest itself of its 100% ownership interest in PDA Software Services, Inc. (PDA). PDA was purchased in 1998 as part of the Company's newly forming Diversified Insurance Services segment under which its results have historically been reported in accordance with FAS 131, "Disclosures about Segments of an Enterprise and Related Information." At the time, PDA was the outside vendor developing the Company's mobile claim and flood system software products. These development projects made it a good fit with the insurance-related businesses and gave the Company the potential future opportunity to recapture some of its development costs by re-selling the system to other insurance carriers. As the Company's Diversified Insurance Services strategy evolved, the focus was realigned on businesses that provide synergy with, and create new opportunities for the Company's agency force, bringing added value products and services to their customers. With this more defined focus, and the completed implementation of the Company's claims and flood systems, the Company adopted a plan to sell PDA by the end of the second quarter of 2002.

      At December 31, 2001, PDA's assets were $14.5 million and liabilities were $9.6 million. The Company expects to realize a gain from the sale, especially as PDA will now be able to more freely market its insurance products outside of the Company. The Company has restated its prior financial statements to present the operating results of PDA as a discontinued operation. Operating results from discontinued operations are as follows:

(in thousands)                           2001             2000             1999
-------------------------------------------------------------------------------
Net revenue                          $ 18,001           18,536           16,887
Pre-tax loss                             (859)            (281)            (647)
After-tax loss                           (625)            (151)            (524)

Note 4  Investments

(a) The components of net investment income earned are as follows:

(in thousands)                            2001             2000             1999
--------------------------------------------------------------------------------------
Debt securities                         $     91,140           88,559           88,800
Equity securities                              3,495            4,979            6,146
Short-term investments                         1,996            2,773            1,624
Other investments                              1,880            4,750            1,317
                                        ------------     ------------     ------------
                                              98,511          101,061           97,887

Investment expenses                           (1,744)          (1,566)          (1,356)
                                        ------------     ------------     ------------

Net investment income earned            $     96,767           99,495           96,531
                                        ============     ============     ============

      (b) Net unrealized gains on held-to-maturity debt securities are as follows:

(in thousands)                            2001             2000             1999
--------------------------------------------------------------------------------------
Net unrealized gains                    $      7,101            5,880              220
                                        ============      ===========    =============
Increase (decrease) in net
    unrealized gains                           1,221            5,660          (14,579)
                                        ============      ===========    =============

      (c) Net unrealized gains (losses) on available-for-sale securities are as follows:

(in thousands)                            2001             2000             1999
--------------------------------------------------------------------------------------
Debt securities                        $      34,309           18,060          (18,381)
Equity securities                            116,517          134,748          136,372
                                       -------------     ------------     ------------
Total net unrealized gains                   150,826          152,808          117,991

Deferred income tax
    expense                                  (52,789)         (53,483)         (41,297)
                                       -------------     ------------     ------------
Net unrealized gains,
    net of deferred income tax                98,037           99,325           76,694
                                       =============     ============     ============

Increase (decrease) in net
    unrealized gains, net
    of deferred income tax             $      (1,288)          22,631          (37,629)
                                       =============     ============     ============

(d) The amortized cost, estimated fair values and unrealized gains (losses) of held-to-maturity debt securities at December 31, 2001 and 2000, respectively, are as follows:

(in thousands)                      Amortized Cost       Unrealized Gains      Unrealized Losses         Fair Value
                                   2001       2000       2001       2000       2001        2000        2001       2000
                                 --------   --------   --------   --------   --------    --------    --------   --------
U.S. government and
    government agencies          $  2,120      2,136         73          8         --          --       2,193      2,144

Obligations of states and
    political subdivisions        164,029    207,415      6,793      5,758        (50)       (146)    170,772    213,027

Mortgage-backed
    securities                      9,304     15,626        285        260         --          --       9,589     15,886
                                 --------   --------   --------   --------   --------    --------    --------   --------
Total held-to-maturity
    debt securities              $175,453    225,177      7,151      6,026        (50)       (146)    182,554    231,057
                                 ========   ========   ========   ========   ========    ========    ========   ========

(e) The cost/amortized cost, estimated fair values and unrealized gains (losses) of available-for-sale securities at December 31, 2001 and 2000, respectively, are as follows:

(in thousands)                 Cost/Amortized Cost        Unrealized Gains        Unrealized Losses               Fair Value
                               2001          2000         2001        2000        2001         2000           2001          2000
                            -----------   -----------   ---------   ---------   ---------    ---------    -----------   -----------
U.S. government and
    government
     agencies               $   124,046        94,572       4,509       2,929        (996)         (48)       127,559        97,453

Obligations of states and
political subdivisions          489,241       445,666      17,454      12,053      (1,072)        (775)       505,623       456,944
Corporate securities            576,626       544,044      19,169      10,274      (8,908)      (8,826)       586,887       545,492
Asset-backed
     securities                   6,827        10,716          20          28        (313)        (258)         6,534        10,486

Mortgage-backed
     securities                 138,916        89,700       4,497       2,693         (51)         (10)       143,362        92,383
                            -----------   -----------   ---------   ---------   ---------    ---------    -----------   -----------
Available-for-sale
    debt securities           1,335,656     1,184,698      45,649      27,977     (11,340)      (9,917)     1,369,965     1,202,758

Available-for-sale
    equity securities           117,186       104,830     117,801     138,093      (1,284)      (3,345)       233,703       239,578
                            -----------   -----------   ---------   ---------   ---------    ---------    -----------   -----------

Total available-for-
    Sale securities         $ 1,452,842     1,289,528     163,450     166,070     (12,624)     (13,262)     1,603,668     1,442,336
                            ===========   ===========   =========   =========   =========    =========    ===========   ===========

f) Realized gains (losses) are as follows:

(in thousands)                                     2001        2000        1999
--------------------------------------------------------------------------------
Held-to-maturity debt securities
    Gains                                      $     74           8         102

Available-for-sale debt securities
    Gains                                         2,727         197          53
    Losses                                       (2,098)     (2,340)     (7,312)

Available-for-sale equity securities
    Gains                                        12,231      11,039      43,295
    Losses                                       (6,118)     (4,713)     (6,761)
                                               --------     -------     -------

Net realized gains                             $  6,816       4,191      29,377
                                               ========     =======     =======

Proceeds from sales of available for sale securities were $232.8 million during 2001, $155.0 million during 2000, and $271.1 million during 1999.

(g) The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity are shown below. Mortgage-backed securities are included in the maturity tables using the estimated average life. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Listed below are held-to-maturity debt securities:

                                                        Amortized         Fair
(in thousands)                                            Cost            Value
--------------------------------------------------------------------------------
Due in one year or less                                 $ 58,516          59,934
Due after one year through
    five years                                           109,760         114,990
Due after five years through
    ten years                                              5,073           5,323
Due after ten years through
    fifteen years                                          2,104           2,307
                                                        ========         =======
Total held-to-maturity
    debt securities                                     $175,453         182,554
                                                        ========         =======

                                                    Amortized             Fair
(in thousands)                                         Cost               Value
--------------------------------------------------------------------------------
Due in one year or less                             $   98,085           100,079
Due after one year through
    five years                                         617,129           640,148
Due after five years through
    ten years                                          519,990           528,447
Due after ten years through
    fifteen years                                       79,689            79,336
Due after fifteen years                                 20,763            21,955
                                                    ----------         ---------
Total available for sale
    debt securities                                 $1,335,656         1,369,965
                                                    ==========         =========

(h) Certain investments were on deposit with various state regulatory agencies to comply with insurance laws with carrying values of $18.4 million as of December 31, 2001 and $15.8 million at December 31, 2000.

(i) The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

(j) Included in other investments is approximately $15.0 million of investments in limited partnerships in 2001 and $13.0 million in 2000. These investments are sold through an investment advisor and are carried at fair value. Any change in fair value of these investments is recognized in net investment income earned in the period of change.

(k) The components of comprehensive income, both gross and net of tax, for 2001, 2000 and 1999 are as follows:

                                      2001

(in thousands)                                 Gross          Tax           Net
--------------------------------------------------------------------------------
Income                                      $ 22,839       (2,854)       25,693
                                            --------       ------       -------
Components of other
comprehensive loss
    Unrealized holding gains
    during the period                          4,760        1,666         3,094
    Reclassification adjustment               (6,742)      (2,360)       (4,382)
                                            --------       ------       -------
    Other comprehensive loss                  (1,982)        (694)       (1,288)
                                            --------       ------       -------
Comprehensive income                        $ 20,857       (3,548)       24,405
                                            ========       ======       =======

                                      2000

(in thousands)                                 Gross          Tax           Net
--------------------------------------------------------------------------------
Income                                      $ 24,544       (1,991)       26,535
                                            --------       ------       -------
Components of other comprehensive income:
    Unrealized holding gains
    during the period                         39,000       13,650        25,350
    Reclassification adjustment               (4,183)      (1,464)       (2,719)
                                            --------       ------       -------
    Other comprehensive income                34,817       12,186        22,631
                                            --------       ------       -------
Comprehensive income                        $ 59,361       10,195        49,166
                                            ========       ======       =======

                                      1999

(in thousands)                                 Gross          Tax           Net
--------------------------------------------------------------------------------
Income                                      $ 63,403        9,686        53,717
                                            --------      -------       -------
Components of other comprehensive loss:
    Unrealized holding losses
    during the period                        (28,616)     (10,016)      (18,600)
    Reclassification adjustment              (29,275)     (10,246)      (19,029)
                                            --------      -------       -------
    Other comprehensive loss                 (57,891)     (20,262)      (37,629)
                                            --------      -------       -------
Comprehensive income                        $  5,512      (10,576)       16,088
                                            ========      =======       =======

Note 5  Indebtedness

(a) Convertible Subordinated Debentures

The Debentures were issued under an Indenture dated December 29, 1982, ("Indenture") in the principal amount of $25.0 million, bearing interest at a rate of 8.75% per annum, which is payable on the unpaid principal semiannually on January 1 and July 1 in each year to holders of record at the close of business on the preceding December 15 and June 15, respectively. The Debentures are convertible into common stock at an effective conversion price of $7.08 per share. The principal amount of the Debentures, including any accrued interest, is due on January 1, 2008.

      The Indenture requires the Company to retire, through the operation of a mandatory sinking fund, 5% of the original $25.0 million aggregate principal amount of the debentures on, or before December 31 of each of the years from 1993, to and including, 2006. Voluntary conversions have satisfied this obligation in its entirety.

(b) Notes Payable

(1) On May 4, 2000, the Company entered into a $30.0 million and a $61.5 million note purchase agreement with various lenders covering the 8.63% and 8.87% Senior Notes, respectively.

      For the 8.63% Senior Notes, the Company is required to pay $6.0 million principal amount in each year commencing on May 4, 2003 and ending on May 4, 2007, inclusive, together with accrued interest thereon. The unpaid principal amount of these Senior Notes accrues interest and is payable semiannually on May 4 and November 4 of each year, until the principal is paid in full.

      For the 8.87% Senior Notes, the Company is required to pay $12.3 million principal amount in each year commencing on May 4, 2006 and ending on May 4, 2010, inclusive, together with accrued interest thereon. The unpaid principal amount of these Senior Notes accrues interest and is payable semiannually on May 4 and November 4 of each year, until the principal is paid in full.

      (2) On August 12, 1994, the Company entered into a $54.0 million note purchase agreement with various lenders covering the 8.77% Senior Notes. The Company is required to pay $18.0 million principal amount in each year commencing on August 1, 2003 and ending on August 1, 2005, inclusive, together with accrued interest thereon. The unpaid principal amount of the 8.77% Senior Notes accrues interest and is payable semiannually on February 1 and August 1 of each year, until the principal is paid in full.

      (3) On November 24, 1992, the Company entered into a $50.0 million note purchase agreement with various lenders covering the 7.84% Senior Notes. The Company made its sixth required principal payment of $7.1 million on November 15, 2001. The Company will make its final required principal payment of $7.1 million on November 15, 2002 together with accrued interest thereon. The unpaid principal amount of the 7.84% Senior Notes accrues interest and is payable semiannually on May 15 and November 15 of each year, until the principal is paid in full.

      Each note purchase agreement contains restrictive covenants that limit the Company's ability to declare dividends or incur additional indebtedness. At December 31, 2001 the amount available for dividends to stockholders under said restrictions was $142.7 million for the 1992 and 1994 Senior Notes and $104.9 million for the 2000 Senior Notes.

(c) Short-Term Debt

The Company has revolving lines of credit with State Street Corporation, $25.0 million, and First Union National Bank, $25.0 million, totaling $50.0 million at December 31, 2001 and 2000. At December 31, 2001 and 2000 there was no balance outstanding. Interest is determined on a LIBOR, prime rate or money market rate basis at the Company's option. The weighted average interest rate on these borrowings was 5.3% in 2001 and 6.5% in 2000.

Note 6 Reinsurance

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other reinsurance and insurance companies and various pools and associations of which they are members. A large portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on each individual risk. The insurance subsidiaries have in place excess of loss and catastrophe reinsurance treaties which protect against losses over stipulated amounts arising from any one occurrence or event. The reinsurance arrangements enable greater diversification of business and can serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

      The insurance subsidiaries are contingently liable to the extent that any reinsurer becomes unable to meet its contractual obligations. The Company reviews the financial condition of its existing reinsurers for any potential write-offs of uncollectible amounts as well as suitability to remain on the reinsurance program. At December 31, 2001, the Company had prepaid reinsurance premiums and net reinsurance recoverables with American Re-Insurance Company (rated "A++ Superior" by A.M. Best Company, Inc.) that amounted to $71.0 million and a state insurance fund for $76.5 million. The Company has a $32.1 million trust fund agreement with American Re-Insurance Company to secure a portion of the Company's recoverable amounts.

      Under the Company's reinsurance arrangements, which are all prospective in nature, reinsurance premiums ceded are recorded as prepaid reinsurance and amortized over the remaining contract period in proportion to the reinsurance protection provided, or recorded periodically, as per terms of the contract, in a direct relationship to the direct premium recording. Recoveries are recognized as direct losses are recorded.

The following is a table of assumed and ceded amounts by income statement caption:

(in thousands)                                 2001         2000          1999
--------------------------------------------------------------------------------
Premiums written:
Assumed                                     $ 21,789        14,192       18,774
Ceded                                       (109,104)      (95,019)     (79,023)

Premiums earned:
Assumed                                       20,555        14,529       20,943
Ceded                                       (102,269)      (94,453)     (78,177)

Losses incurred:
Assumed                                       20,723         9,738       14,661
Ceded                                        (71,363)      (46,258)    (129,250)

Loss expenses incurred:
Assumed                                        1,532         1,269        1,629
Ceded                                         (1,793)       (3,543)      (5,887)

      Assumed business has increased when compared to prior years primarily due to an increase in involuntary workers' compensation and automobile pool assumptions, as well as an increase in reinsurance assumed from the New Jersey Public Entity programs. Ceded premiums increased in 2001 partially due to an additional $7.3 million in Flood business which is 100% ceded to the National Flood Insurance Program. The remaining increase in ceded premiums is attributable to an overall increase in direct business written as well as an increase in 2001 reinsurance rates. In 2000, ceded incurred but not reported
(IBNR) losses were adjusted by $16.0 million reflecting the higher per occurrence retention provided by the Company's treaties. Ceded losses incurred in 1999 included $47 million from Hurricane Floyd and $36 million in New Jersey Unsatisfied Claim Judgement Fund losses.

Note 7 Stockholders' Equity

The Company maintains a dividend reinvestment plan, under which 123,982 shares of common stock are available for issuance. Shares purchased under this plan are issued at fair value.

      Under a common stock repurchase program authorized by the Board of Directors on July 29, 1996 and extended on July 28, 1998, May 7, 1999, November 2, 1999, February 3, 2000, and May 31, 2001, the Company can repurchase up to 8,000,000 shares. The Company acquired 0.3 million shares for $7.5 million in 2001, 2.1 million shares for $36.5 million in 2000 and 2.5 million shares for $45.7 million in 1999. The total amount of stock repurchased under this program since July 29, 1996 through December 31, 2001 is 7.3 million shares at a total cost of $140.3 million.

      Shares repurchased in conjunction with restricted stock vestings and option exercises were 133,000 shares at a cost of $3.2 million in 2001, 69,000 shares at a cost of $1.1 million in 2000 and 9,000 shares at a cost of $0.2 million in 1999.

      Selective's ability to declare and pay dividends on common stock is affected by the ability of its subsidiaries to declare and pay dividends to the holding company. The dividends from Diversified Insurance Services subsidiaries are restricted only by the operating needs of those subsidiaries. The dividends from insurance subsidiaries are under the regulatory limitations of the states in which the insurance subsidiaries are domiciled: New Jersey, New York, North Carolina and South Carolina.

      In all such jurisdictions, domestic insurers are prohibited from paying "extraordinary dividends" without approval of the insurance commissioner of the respective state. Additionally, New Jersey and South Carolina require notice of the declaration of any ordinary or extraordinary dividend distribution. During the notice period, the relevant state regulatory authority may disallow all or part of the proposed dividend if it determines that the insurer's surplus, with regard to policyholders, is not reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

      Based on the 2001 statutory financial statements, the maximum dividends that can ultimately be paid to Selective in 2002 are:

(in millions)
--------------------------------------------------------------------------------
Selective Insurance Company of America                                     $27.6
Selective Way Insurance Company                                             12.2
Selective Insurance Company of the Southeast                                 4.1
Selective Insurance Company of South Carolina                                4.6
Selective Insurance Company of New York                                      3.1
                                                                           -----
Total                                                                      $51.6
                                                                           =====

      The statutory capital and surplus of the insurance subsidiaries in excess of these ordinary dividend amounts must remain with the insurance subsidiaries in the absence of the approval of a request for an extraordinary dividend.

      The National Association of Insurance Commissioners (NAIC) has risk-based capital (RBC) requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. At December 31, 2001 and 2000, all the Companies have an amount above the authorized control level RBC, as defined by the NAIC.

Note 8 Preferred Share Purchase Rights Plan

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

      Before an Acquiring Person acquires 50% or more of the common shares, Selective's Board may exchange rights, other than the rights of an Acquiring Person, at an exchange ratio of one share of common stock per right. The rights expire February 2, 2009, unless Selective's Board redeems them at $0.01 per right before a person or group triggers the plan or unless Selective's Board exchanges them for common stock.

Note 9 Retirement Plans

(a) Retirement Plan for Nonemployee Directors

The Company terminated, effective December 31, 1997, a nonqualified unfunded defined benefit retirement income plan for nonemployee Directors. The estimated accrued costs for this plan were not material. As part of the termination, the present value of each Director's future benefits, as of that date, was converted into units based on the fair value of Selective common stock on that date. The cash value of these units based upon the fair value of Selective common stock on retirement date will be distributed to each Director upon retirement, or at each Director's election, over a period of fifteen years after such retirement. The units will accrue amounts equivalent to dividends which will also be converted into units based on the fair market value of Selective common stock on the applicable dividend reinvestment dates. The accrued liability of these units at December 31, 2001 was $1.4 million compared with $1.3 million at the time of conversion.

(b) Retirement Savings Plan

The Company offers a voluntary defined contribution 401(k) retirement savings plan to employees who meet eligibility requirements. The plan allows employees to make voluntary contributions to a number of diversified investment options including the Company's common stock, on a before and/or after-tax basis. Shares of the Company's common stock issued under this plan were 23,095 during 2001 and 37,697 during 2000.

      The number of shares of the Company's common stock available to be purchased under the plan was 848,083 at December 31, 2001. Employees can contribute up to a maximum of 12% of their defined compensation and these contributions, up to a maximum of 6%, are matched 50% by the Company.

      An additional defined contribution plan is maintained by Selective HR Solutions, a subsidiary of the Diversified Insurance Services segment, which does not participate in the Company's defined contribution plan. The plan, allows employees to contribute a maximum of 15% of defined compensation and up to 3% of contributions are matched 200% by the employer.

      Employer contributions for all the plans amounted to $2.6 million in 2001, $2.2 million in 2000 and $1.7 million in 1999.

(c) Retirement Income and Postretirement Plans

The Company has a noncontributory defined benefit retirement income plan covering substantially all employees who meet eligibility requirements. The Company's funding policy provides that payments to the pension trust shall be equal to the minimum funding requirements of the Employee Retirement Income Security Act, plus additional amounts that may be approved by the Company from time to time. The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

      The plan's assets are generally invested in debt and equity securities. The debt securities are invested 100% in investment grade quality securities.

      The Company also provides life insurance benefits ("postretirement benefits") for retired employees. Substantially all the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company and meet a minimum of ten years of eligibility service. Those who retired prior to January 1, 1991 receive life insurance coverage which decreases over ten years to a current ultimate value of $5,000 per retiree. Those retiring on or after January 1, 1991 receive life insurance coverage in an amount equal to 50% of their annual salary amount in effect at the end of their active career. The estimated cost of these benefits is accrued over the working lives of those employees expected to qualify for such benefits as a level percentage of their payroll costs.

The reconciliation of the retirement income and post retirement plans are as follows:

                                                 Retirement Income Plan       Postretirement Plan
                                                ------------------------    ------------------------
(in thousands)                                     2001          2000          2001          2000
---------------------------------------------   ----------    ----------    ----------    ----------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation, beginning of year           $   69,614        63,075         5,406         5,118
Service cost                                         4,723         4,047           273           216
Interest cost                                        5,225         4,638           403           374
Actuarial (gains) losses                             4,602          (329)          319           (76)
Benefits paid                                       (2,017)       (1,817)         (203)         (226)
                                                ----------    ----------    ----------    ----------
Benefit obligation, end of year                 $   82,147        69,614         6,198         5,406
                                                ==========    ==========    ==========    ==========
CHANGE IN FAIR VALUE OF ASSETS:
Fair value of assets, beginning of year         $   51,845        49,827            --            --
Actual return on plan assets (net of
     expenses)                                         632           598            --            --
Contributions by the employer                        4,978         3,220            --            --
Benefits paid                                       (2,000)       (1,800)           --            --
                                                ----------    ----------    ----------    ----------
Fair value of assets, end of year               $   55,455        51,845            --            --
                                                ==========    ==========    ==========    ==========
RECONCILIATION OF FUNDED STATUS:
Funded status                                   $  (26,692)      (17,769)       (6,198)       (5,406)
Unrecognized prior service cost                        759           931           456           502
Unrecognized net (gain) loss                        12,507         3,938          (212)         (533)
                                                ----------    ----------    ----------    ----------
Net amount recognized                           $  (13,426)      (12,900)       (5,954)       (5,437)
                                                ==========    ==========    ==========    ==========

                                               Retirement Income Plan                   Postretirement Plan
                                      ---------------------------------------    -------------------------------------
(in thousands)                           2001           2000          1999          2001          2000         1999
-----------------------------------   ----------     ----------    ----------    ----------    ----------   ----------
COMPONENTS OF NET PERIODIC
    BENEFIT COST:
Service cost                          $    4,723          4,047         4,364           273           216          253
Interest cost                              5,225          4,638         4,225           403           374          337
Expected return on plan assets            (4,610)        (4,222)       (4,351)           --            --           --
Amortization of unrecognized
    prior service cost                       172            172           225            --            --           --
Amortization of unrecognized
    transition obligation                     --             --            --            46            46           46
Amortization of unrecognized
    net loss                                  11             12            38            (2)           --           --
                                      ----------     ----------    ----------    ----------    ----------   ----------
Net periodic cost                     $    5,521          4,647         4,501           720           636          636
                                      ==========     ==========    ==========    ==========    ==========   ==========
WEIGHTED-AVERAGE ASSUMPTIONS
    AS OF DECEMBER 31:
Discount rate                               7.25%          7.50          7.50          7.25          7.50         7.50
Expected return on plan assets              8.50%          8.50          8.50            --            --           --
Rate of compensation increase               5.00%          5.00          5.00          5.00          5.00         5.00

All amounts in the reconciliations of funded status were recognized in the balance sheets for 2001 and 2000. There were no amounts to be included in other comprehensive income for the periods shown resulting from a change in the minimum pension liability.

Note 10 Incentive Compensation Plans

The Company has incentive compensation plans in which employees are eligible to participate based on corporate and individual performance goals. The total compensation costs charged to expense in connection with the plans were $4.5 million in 2001, $1.3 million in 2000, and $0.9 in 1999.

      On December 18, 1998, PDA established an irrevocable trust for certain key executives, expiring in December 2002, or sooner if PDA is sold. The balance in the trust was $1.7 million at December 31, 2001, and $3.3 million at December 31, 2000. The total compensation costs charged to expense in connection with this agreement were $1.8 million in 2001, $1.6 million in 2000, and $1.7 million in 1999.

Note 11 Stock Compensation Plans

The Company has adopted the pro forma footnote disclosure-only provisions of FAS
123. Based on the fair value method consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts indicated below:

(in thousands, except per share amounts)           2001         2000         1999
---------------------------------------------   ----------   ----------   ----------
Net income:
As reported                                     $   25,693       26,535       53,717
Pro forma                                           23,955       25,939       53,181

Basic earnings per share:
As reported                                           1.05         1.07         1.98
Pro forma                                             0.97         1.04         1.96

Diluted earnings per share:
As reported                                           0.98         1.01         1.87
Pro forma                                             0.91         0.99         1.85

      The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

                                Employee Stock Purchase Plan          All Other Option Plans
                             --------------------------------------------------------------------
                                2001        2000        1999        2001        2000       1999
                             --------------------------------------------------------------------
Risk free interest rate         2.70%       6.00%       5.45%       5.07%       6.56%       5.40%
Expected life                6 months    6 months    6 months     7 years     7 years     8 years
Dividend yield                   2.5%        3.4%        3.2%        2.5%        3.4%        3.2%
Expected volatility               37%         31%         26%         24%         23%         22%

The weighted-average fair value of options and stocks granted per share, during the year for 2001, 2000 and 1999, is as follows:

(in thousands, except per share amounts)            2001        2000       1999
                                                  --------    --------   --------
Stock option plans                                $   6.07        4.01       4.52
Restricted stock                                     22.86       15.60      18.38

Employee stock purchase plan:
  Six month option                                    2.06        1.55       1.31
  15% of grant date market value                      2.86        2.67       2.70
                                                  --------    --------   --------
Total                                                 4.92        4.22       4.01

Agents stock purchase plan:
  Discount* of grant date market value                2.40        1.00        .91

*See Note 11(g)

A summary of the option transactions under the stock option plans is as follows:

                                                          Number           Stock appreciation    Weighted average
                                                         of shares               rights           exercise price
----------------------------------------------         ------------          ------------          ------------
Outstanding at December 31, 1998                          1,889,652                44,000          $      17.03
Granted 1999                                                 60,000                    --                 18.45
Exercised 1999                                              (44,660)                   --                 14.16
Forfeited 1999                                              (31,710)               (8,000)                18.83
                                                       ------------          ------------          ------------
Outstanding at December 31, 1999                          1,873,282                36,000                 17.11
Granted 2000                                                163,950                    --                 15.49
Exercised 2000                                             (103,430)               (7,610)                13.11
Forfeited 2000                                              (98,210)              (14,390)                18.97
                                                       ------------          ------------          ------------
Outstanding at December 31, 2000                          1,835,592                14,000                 17.12
Granted 2001                                                194,350                    --                 22.43
Exercised 2001                                             (410,725)               (4,000)                14.25
Forfeited 2001                                              (23,973)              (10,000)                19.09
                                                       ------------          ------------          ------------
Outstanding at December 31, 2001                          1,595,244                    --          $      18.44
                                                       ============          ============          ============

A summary of the option transactions under the stock option plans is as follows:

      Options exercisable and their weighted average exercise price at year end are 1,562,244 and $18.38 for 2001, 1,773,915 and $17.02 for 2000 and 1,772,082
and $16.78 for 1999.

      The following table summarizes information about stock options outstanding and exercisable under the stock option plans at December 31, 2001:

                                        Options Outstanding                                  Options Exercisable
                     -----------------------------------------------------------     -----------------------------------
                                            Weighted
                                            average
                                            remaining              Weighted                                  Weighted
   Range of             Number of          contractual             average              Number of             average
exercise prices          shares           life in years         exercise price           shares           exercise price
------------------------------------------------------------------------------------------------------------------------
$  5 to 10                  21,000             0.2               $   9.56                  21,000              $  9.56
  10 to 14                 122,109             2.3                  12.74                 122,109                12.74
  14 to 18                 539,080             4.3                  15.98                 539,080                15.98
  18 to 20                 508,718             5.2                  18.54                 508,718                18.54
  20 to 28                 404,337             7.2                  23.80                 371,337                23.99
                         ---------             ---                -------               ---------              -------
                         1,595,244             5.1                $ 18.44               1,562,244              $ 18.38
                         =========                                                      =========

(a) Stock Option Plan

Under the Company's original stock option plan, no shares of the Company's common stock are reserved for issuance, upon exercise of stock options outstanding at December 31, 2001. This plan permitted the granting of qualified and nonqualified stock options to key employees, which may or may not have stock appreciation rights (SARs) attached. Options and related SARs were granted at not less than fair value on the date of the grant, are required to be exercised within ten years from the date of the grant and are exercisable immediately upon the grant. This plan expired in August 1992 and was replaced with the Company's Stock Option Plan II.

      Compensation expense, based on the increase or decrease in the fair value of the Company's common stock, is charged or (credited) to other expense in recognition of the SARs attached to the granted options.

(b) Stock Option Plan II

      Under the Company's Stock Option Plan II, 2,175,929 shares of the Company's common stock are available for issuance at December 31, 2001. The plan permits the granting of qualified and nonqualified stock options to employees, which may or may not have SARs attached. Options and related SARs may be granted at not less than fair value on the date of the grant and may be subject to certain vesting periods as determined by the Company's Salary and Employee Benefits Committee (Committee). Each grant must be exercised within ten years from the date of the grant. Under this plan, the Company granted options of 161,350 for 2001, 130,950 for 2000 and 24,000 for 1999.

      Under the Company's Stock Option Plan II, the Committee may, at its discretion, make restricted or unrestricted grants of common stock, or grant rights to receive common stock, to employees in addition to or in substitution for options and/or SARs granted. The Company granted total restricted shares of 235,342 for 2001, 211,309 for 2000 and 230,328 for 1999, and forfeited shares of
52,969 in 2001, 69,718 in 2000 and 23,293 in 1999. Each such grant must be expressly subject to the attainment of one or more performance-related objectives for certain executive officers, and may be subject to the attainment of one or more performance-related objectives for other employees, as determined by the Committee and set forth in an award agreement. Each such grant also is subject to a vesting period or other terms, conditions, restrictions and limitations as determined by the Committee at its discretion and set forth in an award agreement.

      During the vesting period, dividends are earned and held in escrow on the restricted shares subject to the same vesting period and conditions as set forth in the award agreement. Effective September 3, 1996, dividends earned on the restricted shares are reinvested in the Company's common stock at fair value. The Company issued through the dividend reinvestment feature (net of forfeitures), restricted shares of 16,929 in 2001, 9,908 in 2000 and 17,118 in 1999, from the dividend reinvestment plan reserves.

      Deferred compensation expense is recognized for the fair value of the restricted shares when granted and is adjusted for the increases or decreases in the fair value of the Company's common stock for share awards subject to performance-related objectives and is amortized ratably over the vesting period. The unamortized amount is accounted for as a reduction of stockholders' equity. Deferred compensation of $6.8 million in 2001, $5.9 million in 2000 and $6.2 million in 1999 was recorded as a reduction of stockholders' equity and the amounts amortized to expense were $3.0 million in 2001, $3.5 million in 2000 and $2.8 million in 1999.

(c) Employee Stock Purchase Plan

Under the terms of the employee stock purchase plan, the number of shares of common stock available to be purchased is 449,394. This plan is available to all employees who meet the eligibility requirements and provides for the issuance of options to purchase shares of common stock. The purchase price is the lower of:
(i) 85% of the closing market price at the time the option is granted or (ii) 85% of the closing price at the time the option is exercised. The Company issued shares to employees in the amount of 72,460 in 2001, 92,886 in 2000 and 87,026 in 1999.

(d) Stock Unit Awards

Beginning in 1998, certain officers of the Company were granted phantom stock units in lieu of grants of restricted stock. There were no phantom stock units awarded in 2001 and 2000. The total number of phantom units awarded in 1999 was 6,000 units. The value of the phantom stock units will be paid in cash upon retirement. The value of the phantom stock units is being charged to expense over the estimated remaining employment period.

(e) Stock Option Plan for Directors

Under the Company's stock option plan for directors, 778,000 shares of the Company's common stock are available for issuance. Each director who is not a full-time employee of the Company participates in the plan and automatically receives a nonqualified option to purchase 3,000 shares of common stock at not less than fair value on March 1 of each year. Each option becomes exercisable one year after the option was granted and expires no more than ten years from the date the option is granted. Under this plan, the Company granted options of 33,000 for 2001, 33,000 for 2000 and 36,000 for 1999.

(f) Stock Compensation Plan for Nonemployee Directors

In May 1996, the shareholders approved the stock compensation plan for nonemployee directors, effective January 1, 1997. The purpose of this plan is to provide for the payment of the annual compensation for the directors' services in shares of the Company's common stock. The amount of common shares available for issuance under the plan is 353,214. The Company issued 6,120 shares during 2001, 11,435 shares during 2000 and 10,127 shares during 1999, and charged to expense $0.4 million in 2001, 2000 and 1999. The plan was amended, effective January 1, 2001, to permit the directors to elect to receive up to 50% of their compensation under the plan in cash for each calendar year. Each non-employee director must elect on or before December 20 of each year how compensation for the following year will be paid.

(g) Agent Stock Purchase Plan

Under the terms of the agents' stock purchase plan, the number of shares of common stock available to be purchased is 870,624. This plan provides for quarterly offerings in which independent insurance agents can purchase the Company's common stock at a 10% discount with a one year restricted period during which the shares purchased cannot be sold or transferred. Purchases made prior to the December 1, 2000 quarterly offering were discounted at 5% with no holding restrictions applied. The Company issued shares to agents in the amount of 40,883 in 2001, 33,082 in 2000 and 59,285 in 1999.

Note 12 Statutory Financial Information

The insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments of domicile (Department). Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. The insurance subsidiaries do not utilize any permitted statutory accounting practices that materially affect the determination of statutory surplus or risk-based capital. Effective January 1, 2001, the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, (NAIC SAP) was adopted in its entirety, as a component of prescribed or permitted practices by the New Jersey (Selective Insurance Company of America and Selective Way Insurance Company) and North Carolina (Selective Insurance Company of the Southeast) Departments.

    The New York (Selective Insurance Company of New York) and South Carolina (Selective Insurance of South Carolina) Departments have adopted NAIC SAP, but with certain prescribed accounting practices that differ from those found in NAIC SAP. Specifically in the state of South Carolina the Department has retained the prescribed practice of excluding assets for salvage and subrogation in any Annual Statement or interim statement until such recoveries have been reduced to cash or its equivalent. The New York Department has elected not to adopt certain guidance in regards to income taxes. The consolidated effect of these prescribed practices not being recorded in accordance with NAIC SAP was immaterial. The Company's combined statutory capital and surplus was $525.9 million in 2001 and $484.9 million in 2000. The Company's combined statutory net income was $21.4 million in 2001, $26.4 million in 2000, and $61.7 million in 1999.

Note 13 Earnings per Share

The following table provides a reconciliation of the numerators and denominators of the basic and diluted earning per share (EPS) computations of net income for the year ended:

2001

                                                     Income/(Loss)      Shares       Per Share
(in thousands, except per share amounts)              (Numerator)    (Denominator)     Amount
------------------------------------------------------------------------------------------------
Basic EPS:
Net income from continuing operations                $     26,318          24,583   $       1.07
Net (loss) from discontinued operations                      (625)         24,583          (0.02)
                                                     ------------                   ------------
Net income available to common stockholders          $     25,693          24,583   $       1.05
                                                     ============    ============   ============
Effect of dilutive securities:
Restricted stock                                               --             769
8.75% convertible subordinated debentures                     220             540
Stock options                                                (141)            469
Deferred shares                                                --              63
                                                      ------------   ------------
Diluted EPS:
Income from continuing operations                    $     26,397          26,424   $       1.00
Net (loss) from discontinued operations                      (625)         26,424          (0.02)
                                                     ------------                   ------------
Income available to common stockholders
  and assumed conversions                            $     25,772          26,424   $       0.98
                                                     ============    ============   ============
------------------------------------------------------------------------------------------------

2000

                                                     Income/(Loss)      Shares       Per Share
(in thousands, except per share amounts)              (Numerator)    (Denominator)     Amount
------------------------------------------------------------------------------------------------
Basic EPS:
Net income from continuing operations                $     26,686          24,907   $       1.07
Net (loss) from discontinued operations                      (151)         24,907             --
                                                     ------------                   ------------
Net income available to common stockholders          $     26,535          24,907   $       1.07
                                                     ============    ============   ============
Effect of dilutive securities:
Restricted stock                                               --             752
8.75% convertible subordinated debentures                     250             649
Stock options                                                 (18)            210
Deferred shares                                                --              54
                                                     ------------   ------------
Diluted EPS:
Income from continuing operations                    $     26,918          26,572   $       1.01
Net (loss) from discontinued operations                      (151)         26,572             --
                                                     ------------                   ------------
Income available to common stockholders
  and assumed conversions                            $     26,767          26,572   $       1.01
                                                     ============    ============   ============
------------------------------------------------------------------------------------------------

1999

                                                     Income/(Loss)      Shares       Per Share
(in thousands, except per share amounts)              (Numerator)    (Denominator)     Amount
------------------------------------------------------------------------------------------------
Basic EPS:
Net income from continuing operations                $     54,241          27,081           2.00
Net (loss) from discontinued operations                      (524)         27,081          (0.02)
                                                     ------------                   ------------
Net income available to common stockholders          $     53,717          27,081           1.98
                                                     ============    ============   ============
Effect of dilutive securities:
Restricted stock                                               --             683
8.75% convertible subordinated debentures                     355             873
Stock options                                                (127)            240
Deferred shares                                                --              42
                                                      ------------   ------------
Diluted EPS:
Income from continuing operations                    $     54,469          28,919   $       1.88
Net (loss) from discontinued operations                      (524)         28,919          (0.01)
                                                     ------------                   ------------
Income available to common stockholders
  and assumed conversions                            $     53,945          28,919           1.87
                                                     ============    ============   ============

Note 14 Liability For Losses and Loss Expenses

The table below provides a roll-forward of reserves for losses and loss expenses for beginning and ending reserve balances:

(in thousands)                                                           2001         2000          1999
--------------------------------------------------------------------------------------------------------
Gross reserves for losses and loss expenses at beginning of year   $1,272,656    1,273,808     1,193,274
Less reinsurance recoverable on unpaid losses and loss
    expenses at beginning of year                                     160,869      192,044       140,453
                                                                   ----------   ----------    ----------
Net reserves for losses and loss expenses at beginning of year      1,111,787    1,081,764     1,052,821
                                                                   ----------   ----------    ----------
Incurred losses and loss expenses for claims occurring in the:
Current year                                                          642,173      615,095       600,793
Prior years                                                            13,710       (1,029)       (8,578)
                                                                   ----------   ----------    ----------
Total incurred losses and loss expenses                               655,884      614,066       592,215
                                                                   ----------   ----------    ----------
Paid losses and loss expenses occurring in the:
Current year                                                          236,620      235,879       235,157
Prior years                                                           399,224      348,164       328,115
                                                                   ----------   ----------    ----------
Total paid losses                                                     635,844      584,043       563,272
                                                                   ----------   ----------    ----------
Net reserves for losses and loss expenses at end of year            1,131,827    1,111,787     1,081,764

Reinsurance recoverable on unpaid losses and loss
    expenses at end of year                                           184,486      160,869       192,044
                                                                   ----------   ----------    ----------
Gross reserves for losses and loss expenses at end of year         $1,316,313    1,272,656     1,273,808
                                                                   ==========   ==========    ==========

      Prior year incurred losses increased by $13.7 million in 2001, decreased by $1.0 million in 2000 and decreased by $8.6 million in 1999. These changes were the result of normal reserve development inherent in the uncertainty in establishing reserves for losses and loss expenses.

      As additional information is collected in the loss settlement process reserves are adjusted accordingly. These changes could have a material impact on the results of operations of future periods when the adjustments are made.

Note 15 Segment Information

The Company is primarily engaged in writing property and casualty insurance. The Company has classified its business into three segments: Insurance Operations (commercial lines underwriting, personal lines underwriting), Investments, and Diversified Insurance Services. Insurance Operations is evaluated based on its GAAP underwriting results, Investments are evaluated based on after-tax investment returns, and the Diversified Insurance Services are evaluated based on several measures including, but not limited to, results of operations in accordance with GAAP.

      The GAAP underwriting results of the Insurance Operations segment are determined taking into account net premiums earned, incurred losses and loss expenses, policy acquisition costs and other underwriting expenses and policyholders dividends. Management of the Investments segment is separate from the Insurance Operations segment and, therefore, has been classified as a separate segment. The operating results of the Investments segment takes into account net investment income and net realized gains and losses. The Diversified Insurance Services segment is managed independently from the other segments and, therefore, has been classified separately. The Diversified Insurance Services segment consists of managed care, PEO and flood operations. The segment results are determined taking into account the net revenues generated in each of the businesses, less the costs of operations. Prior years have been restated to exclude software development and program administration, which are accounted for as discontinued operations in 2001. See Note 3 for further discussion of discontinued operations.

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

      The following summaries present revenues (net investment income and net realized gains or losses in the case of the Investments segment) and pre-tax income for the individual segments:

Revenue by segment

(in thousands)                                 2001         2000         1999
-----------------------------------------   ----------   ----------   ----------
INSURANCE OPERATIONS:
Commercial lines net premiums earned        $  678,321      611,865      570,650

Personal lines net premiums earned             204,727      209,400      228,415
                                            ----------   ----------   ----------
Total insurance operations revenues            883,048      821,265      799,065

INVESTMENTS:
Net investment income                           96,767       99,495       96,531
Net realized gains on investments                6,816        4,191       29,377
                                            ----------   ----------   ----------
Total investment revenues                      103,583      103,686      125,908

DIVERSIFIED INSURANCE SERVICES:
Diversified Insurance Services revenues,
  from continuing operations                    69,626       57,527       29,764
                                            ----------   ----------   ----------
Other income                                     2,763        3,739        3,142
                                            ----------   ----------   ----------
TOTAL REVENUES                              $1,059,020      986,217      957,879
                                            ==========   ==========   ==========

Income or (loss) before federal income tax by segment

(in thousands)                                               2001          2000          1999
-------------------------------------------------------   ----------    ----------    ----------
INSURANCE OPERATIONS:
Commercial lines underwriting                             $  (32,970)      (45,186)      (47,625)
Personal lines underwriting                                  (27,668)      (19,936)       (6,522)
                                                          ----------    ----------    ----------
Underwriting loss, before federal income tax                 (60,638)      (65,122)      (54,147)

INVESTMENTS:
Net investment income                                         96,767        99,495        96,531
Net realized gains on investments                              6,816         4,191        29,377
                                                          ----------    ----------    ----------
Total investment income, before federal income tax           103,583       103,686       125,908

DIVERSIFIED INSURANCE SERVICES:
Income (loss) from continuing operations, before
federal income tax                                              (427)        5,509         5,423
                                                          ----------    ----------    ----------
TOTAL ALL SEGMENTS                                            42,518        44,073        77,184
Interest expense                                             (14,526)      (13,745)       (9,460)
General corporate expenses                                    (4,294)       (5,502)       (3,670)
                                                          ==========    ==========    ==========
INCOME FROM CONTINUING OPERATIONS,
BEFORE FEDERAL INCOME TAX                                 $   23,698        24,826        64,054
                                                          ==========    ==========    ==========

Note 16  Related Party Transactions

In 1994, certain officers of Selective exercised stock options by signing promissory notes in payment for the stock, totaling $1.0 million. The Company's noninterest bearing promissory notes are secured by the common stock shares issued upon exercise, which are held by the Company as collateral. The promissory notes are full recourse and subject to certain employment requirements. At December 31, 2001 and 2000, the outstanding principal amount was $0.3 million and $0.4 million, respectively.

      In August 1998, certain officers of Selective purchased stock on the open market with proceeds advanced by the Company. These officers gave Selective promissory notes totaling $1.8 million. The notes bear interest at 2.5% and are secured by the purchased shares of Selective's common stock. The promissory notes are full recourse and subject to certain employment requirements. The principal amount outstanding was $1.0 million at December 31, 2001 and $1.1 million at December 31, 2000.

      The Company has utilized the services of Chas. E. Rue & Sons, Inc., a general insurance agency, of which William M. Rue, a director of Selective Insurance Group, Inc., is the President and owner of more than a 5% equity interest. The Company's insurance subsidiaries purchased insurance coverages from Chas. E. Rue & Sons, Inc. with premiums of $1.0 million in 2001, $0.9 million in 2000, and $0.7 in 1999. As an independent agent for Selective, Chas.
E. Rue & Sons, Inc. received $1.2 million in commissions for insurance policies placed with the Company's insurance subsidiaries during each year: 2001, 2000 and 1999. The Company believes that the related party transactions with Chas. E. Rue & Sons, Inc. were on terms as fair to the Company as could have been obtained from unaffiliated third parties.

Note 17 Commitments and Contingencies

(a) Reserves established for liability insurance, written primarily in the general liability line of business, continue to reflect exposure to environmental claims, both asbestos and non-asbestos. These claims have arisen primarily under older policies containing exclusions for environmental liability which certain courts, in interpreting such exclusions, have determined do not bar such claims. The emergence of these claims is slow and highly unpredictable. Since 1986, policies issued by the insurance subsidiaries have contained a more expansive exclusion for losses related to environmental claims. There are significant uncertainties in estimating our exposure to environmental claims (for both case and IBNR reserves) resulting from lack of historical data, long reporting delays, uncertainty as to the number and identity of claimants and complex legal and coverage issues. Legal issues which arise in environmental cases include the determination of whether a case is one for a federal or state forum, choice of law, causation, admissibility of evidence, allocation of damages and contribution among joint defendants, successor and predecessor liability and whether direct action against insurers can be maintained. Coverage issues which arise in environmental cases include the interpretation and application of policy exclusions, the determination and calculation of policy limits, the determination of the ultimate amount of a loss, the extent to which a loss is covered by a policy, if at all, the obligation of an insurer to defend a claim and the extent to which a party can prove the existence of coverage. Courts have reached different and sometimes inconsistent conclusions on these legal and coverage issues. We do not discount to present value that portion of our loss reserves expected to be paid in future periods.

      At December 31, 2001, our reserves for environmental claims amounted to $40.3 million on a gross basis (including IBNR reserves of $13.9 million) and $34.5 million on a net basis (including IBNR reserves of $10.1 million).

The following table details our exposures to various environmental claims.

(in millions)                                                 2001
                                                     -----------------------
                                                       Gross          Net
                                                     ----------   ----------
Asbestos                                             $      8.1          5.8
Landfill sites                                             16.3         16.1
Other*                                                     15.9         12.6
                                                     ----------   ----------
Total                                                $     40.3         34.5
                                                     ==========   ==========

*Consists of leaking underground storage tanks, and other latent environmental exposures

      IBNR reserve estimation is often difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses and potential changes to state and federal statutes. Moreover, normal historically-based actuarial approaches are difficult to apply because relevant history is not available. In addition, while models can be applied, such models can produce significantly different results with small changes in assumptions.

      We have established a range of reasonably possible IBNRlosses for non-environmental net claims of approximately $460 million to $574 million at December 31, 2001 and of approximately $446 million to $555 million at December 31, 2000. For the major product segments, a low and high reasonable IBNR selection was derived primarily by considering the range of indications calculated using standard actuarial techniques. Our net IBNR reserves for non-environmental claims, including loss expense reserves, were $496 million at December 31, 2001 and $494 million at December 31, 2000.

The following table provides a roll-forward of gross and net environmental incurred losses and loss expenses and related reserves thereon:

                                                           2001                      2000                        1999
                                                ------------------------    ------------------------    ------------------------
(in thousands)                                    Gross           Net         Gross           Net         Gross           Net
                                                ----------    ----------    ----------    ----------    ----------    ----------
Asbestos
Reserves for losses and loss expenses
  at the beginning of year                      $    6,650         4,338         8,100         4,257         8,249         4,406
Incurred losses and loss expenses                    1,665         1,677          (887)          644            33            33
Less losses and loss expenses paid                    (263)         (263)         (563)         (563)         (182)         (182)
                                                ----------    ----------    ----------    ----------    ----------    ----------
Reserves for losses and loss expenses
  at the end of year                            $    8,052         5,752         6,650         4,338         8,100         4,257
                                                ==========    ==========    ==========    ==========    ==========    ==========
Non-Asbestos
Reserves for losses and loss expenses
  at the beginning of year                      $   33,844        30,616        34,105        32,148        35,150        33,193
Incurred losses and loss expenses                    1,748         1,471        (2,316)          785         1,815         1,815
Less losses and loss expenses paid                  (3,358)       (3,353)       (2,577)       (2,317)       (2,860)       (2,860)
                                                ----------    ----------    ----------    ----------    ----------    ----------
Reserves for losses and loss expenses
  at the end of year                            $   32,234        28,734        33,844        30,616        34,105        32,148
                                                ==========    ==========    ==========    ==========    ==========    ==========
Total Environmental Claims
Reserves for losses and loss expenses
  at the beginning of year                      $   40,494        34,954        42,205        36,405        43,399        37,599
Incurred losses and loss expenses                    3,413         3,148         1,429         1,429         1,848         1,848
Less losses and loss expenses paid                  (3,621)       (3,616)       (3,140)       (2,880)       (3,042)       (3,042)
                                                ----------    ----------    ----------    ----------    ----------    ----------
Reserves for losses and loss expenses
  at the end of year                            $   40,286        34,486        40,494        34,954        42,205        36,405
                                                ==========    ==========    ==========    ==========    ==========    ==========

      Based on our aggregate reserve for net losses and loss expenses at December 31, 2001, we do not expect that liabilities associated with environmental and non-environmental claims will have a materially adverse impact on our future liquidity, financial position and results of operations. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from our current estimates.

      In the current year, we reclassified several non-asbestos categories of claims to a non-environmental status. These categories include external insulation finishing system (EIFS) construction defect claims, oil truck spills, indoor air pollution, and general contamination that do not meet the standard definition of environmental claims set forth in the 2001 NAIC Annual Statement Preparation Instructions. For comparative purposes, amounts in the prior years have been reclassified to conform to current year presentations. The amount of gross and net reserves reclassified is $12.7 million for 2001, $12.2 million for 2000, and $12.1 million for 1999.

(b) We purchase annuities from life insurance companies to fulfill obligations under claim settlements which provide for periodic future payments to claimants. As of December 31, 2001, we had purchased such annuities in the amount of $10.9 million for settlement of claims on a structured basis for which the Company is contingently liable. To our knowledge, none of the issuers of such annuities have defaulted in its obligations thereunder.

(c) We have various operating leases for office space and equipment. Such lease agreements, which expire at various times, are generally renewed or replaced by similar leases. Rental expense under these leases amounted to $9.1 million in 2001, $8.4 million in 2000, and $7.9 million in 1999.

      In addition, certain leases for rented premises and equipment are noncancelable, and liability for payment will continue even though the space or equipment may no longer be in use. At December 31, 2001, the total future minimum rental commitments under noncancelable leases was $23.1 million and such yearly amounts are as follows:

(in thousands)
----------------------------------------
2002                             $ 7,407
2003                               4,081
2004                               3,564
2005                               3,101
2006                               2,357
After 2006                         2,572
                                 -------
Total minimum payment required   $23,082
                                 =======

Note 18 Acquisition of Wholly-Owned Subsidiaries

On July 27, 1999, the Company acquired all of the net assets of Consumer Health Network Plus, LLC (formerly Consumer Health Network, Inc.), a nationally accredited preferred provider organization, for cash of $6.7 million including related acquisition costs and subsequent consideration that was based on certain financial performance criteria. Based on that criteria, a final consideration adjustment of $0.5 million was incurred during 2001. This consideration was recorded as an increase in goodwill and was initially to be amortized over the remaining life of the asset. The acquisition has been accounted for using the purchase method of accounting, and included $5.3 million of goodwill, which was initially to be amortized on a straight-line basis over 15 years. The amount of goodwill amortization was $0.3 million for 2001, $0.3 million for 2000, and $0.1 million for 1999. In June of 2001 the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires that goodwill not be amortized, but rather it should be tested for impairment for all fiscal years beginning after December 15, 2001. See Note 2 for more information.

      On July 21, 1999, the Company acquired all of the outstanding shares of Selective HR Solutions, Inc. (formerly Modern Employers, Inc.), a professional employer organization, for $30.2 million including related acquisition costs and subsequent consideration that was based on certain financial performance criteria. Based on that criteria, a final consideration adjustment of $0.1 million was incurred during 2001. The acquisition has been accounted for using the purchase method of accounting, and included $29.2 million of goodwill, which was initially to be amortized on a straight-line basis over 20 years. The amount of goodwill amortization was $1.5 million for 2001, $1.5 million for 2000, and $0.5 million for 1999. As noted previously, FAS 142 requires that goodwill not be amortized, but rather it should be tested for impairment prospectively. See
Note 2 for more information.

      The operating results of all of the above acquisitions have been included in the consolidated statements of income from their respective date of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisitions had taken place at the beginning of the respective acquisition years rather than their respective acquisition dates, there would not have been a materially different result from the reported amounts in any of the historical reporting years. Additionally, such pro forma amounts would not necessarily be indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of those years.

      Subsequent to year end, CHN purchased all of the outstanding common stock of Northeast Direct Health, Inc., a Connecticut bases preferred provider organization, for $2.3 million.

Note 19 Federal Income Tax

      (a) A reconciliation of federal income tax on pretax earnings at the corporate rate to the effective tax rate is as follows:

(in thousands)                              2001          2000          1999
--------------------------------------------------------------------------------
Tax at statutory rate of 35%             $    8,294         8,689        22,419
Tax-exempt interest                          (8,764)       (9,495)      (10,448)
Dividends received deduction                 (2,333)       (1,997)       (2,191)
Other                                           183           943            33
                                         ----------    ----------    ----------
Income tax provision (benefit)           $   (2,620)       (1,860)        9,813
                                         ==========    ==========    ==========

(b) The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

(in thousands)                                              2001         2000
--------------------------------------------------------------------------------
Deferred tax liabilities:
Deferred policy acquisition costs                        $   46,075       41,445
Unrealized gains on available-for-sale securities            52,789       53,483
Accelerated depreciation                                      3,735        2,621
Other                                                         9,060        8,014
                                                         ----------   ----------
Total deferred tax liabilities                              111,659      105,563
Deferred tax assets:
Net loss reserve discounting                                 65,419       65,331
Net unearned premiums                                        31,205       28,240
Self-insured employee benefit reserve's                       2,434        2,221
Pension                                                       3,556        4,271
Deferred compensation                                         2,756        4,178
Alternative minimum tax                                      11,225        6,693
Other                                                         5,030        4,150
                                                         ----------   ----------
Total deferred tax assets                                   121,625      115,084
Valuation allowance recognized for
    deferred tax assets                                         550          550
                                                         ----------   ----------
Deferred Federal income tax                              $    9,416        8,971
                                                         ==========   ==========

Based on our tax loss carryback availability, and the historic levels of current taxable income and pretax financial statement income, we believe that more likely than not, the existing deductible temporary differences will reverse during periods in which we will generate net taxable income or have adequate carry back availability. However, there cannot be assurance that we will generate any earnings or any specific level of earnings in future years.

      Stockholders' equity reflects tax benefits related to compensation expense deductions for stock options exercised of $1.3 million at December 31, 2001, and none at December 31, 2000.

Note 20 Fair Values of Financial Instruments

      The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000:

                                                 2001                          2000
                                      ---------------------------   ---------------------------
                                        Carrying         Fair         Carrying         Fair
(in thousands)                           Amount          Value         Amount          Value
-----------------------------------   ------------   ------------   ------------   ------------
Financial assets
Debt securities:
    Held-to-maturity                  $    175,453        182,554        225,177        231,057
    Available-for-sale                   1,369,965      1,369,965      1,202,758      1,202,758
Equity securities                          233,703        233,703        239,578        239,578
Other investments                           34,188         34,188        109,550        109,550

Financial liabilities
Notes payable:
   8.77% Senior Notes                       54,000         62,001         54,000         57,189
   7.84% Senior Notes                        7,143          7,405         14,286         14,415
   8.63% Senior Notes Series A              30,000         33,564         30,000         31,028
   8.87% Senior Notes Series B              61,500         67,472         61,500         63,247
                                      ------------   ------------   ------------   ------------
Total notes payable                        152,643        170,442        159,786        165,879

Convertible subordinated debentures   $      3,790         11,607          3,848         13,228

The Company's carrying amounts shown in the table are included in the consolidated balance sheets. See Note 1 (m) for the methods and assumptions used by the Company in estimating the fair values of its financial instruments.

Quarterly Financial Information (1)

------------------------------------------------------------------------------------------------------------------------------
                                        First Quarter         Second Quarter         Third Quarter           Fourth Quarter
                                      2001        2000       2001       2000        2001        2000        2001       2000
------------------------------------------------------------------------------------------------------------------------------
Net premiums written                $ 239,916     212,961    235,697    218,089     235,956     218,658     213,851    193,896
Net premiums earned                   213,017     199,826    216,266    200,626     222,247     205,191     231,518    215,622
Net investment income earned           23,808      23,300     23,920     24,498      23,655      24,459      25,384     27,238
Net realized gains (losses)               840       2,273      1,564        446       2,829         (72)      1,583      1,544
Diversified insurance services
    revenue(2)                         17,032      13,125     17,174     13,703      18,287      15,416      17,133     15,283
Diversified insurance services
    net income(2,3)                     1,056         816        766        816      (2,059)      1,076          36        897
Operating income from
    continuing operations(2,3,4)        7,806       9,454      7,872      3,018         436       5,449       5,773      6,041
(Loss)/income from discontinued
    operations, net of tax(2)             (53)        (21)         3       (202)       (209)        (30)       (366)       102
Net income(3,4)                         8,299      10,910      8,891      3,106       2,066       5,373       6,436      7,146
Other comprehensive income/(loss)      (2,066)     (3,267)     1,239        648        (604)     16,321         144      8,929
                                    ---------    --------    -------   --------    --------    --------    --------    -------
Comprehensive income                    6,233       7,643     10,130      3,754       1,462      21,694       6,580     16,075
Net income per share:
Basic(3,4)                               0.34        0.43       0.36       0.12        0.08        0.22        0.26       0.29
Diluted(3,4)                             0.32        0.40       0.34       0.12        0.08        0.21        0.25       0.28
Dividends to stockholders(5)             0.15        0.15       0.15       0.15        0.15        0.15        0.15       0.15
Price range of common stock:(6)
High                                    26.94       17.31      28.21      20.38       27.90       19.38       26.10      25.88
Low                                     15.94       14.63      22.25      16.63       20.08       17.19       20.50      15.25
------------------------------------------------------------------------------------------------------------------------------

The addition of all quarters may not agree to annual amounts on the consolidated financial statements due to rounding.

1. Refer to the Glossary of Terms on page 19 for definitions of specific terms.

2. Prior years have been restated to exclude results from discontinued operations. See Note 3 to the consolidated financial statements and Financial Review for a discussion of discontinued operations.

3. Operating and net income for the third quarter of 2001 were reduced by $8 million, after taxes, due to increases in reserves of $8 million pre-tax for Insurance Operations and $4 million pre-tax for Diversified Insurance Services. See Financial Review for a discussion of the reserve increases.

4. Operating and net income for the second quarter of 2000 were reduced by $4 million, after reinsurance and taxes, due to losses incurred from severe catastrophe storms.

5. See Note 5(b)(3) and Note 7 to the consolidated financial statements and Financial Review for a discussion of dividend restrictions.

6. These ranges of high and low prices of the Company's common stock, as reported by The Nasdaq National Market, represent actual transactions. All price quotations do not include retail markups, markdowns and commissions. The range of high and low prices for common stock for the period beginning January 1, 2002 and ending January 31, 2002 was $23.50 to $19.50 and the last sale price on January 31, 2002 was $20.91.

Corporate Directory
Selective Insurance Group, Inc.

Directors

Paul D. Bauer, 1998(2,3) Retired, formerly Executive Vice President and Chief Financial Officer, Tops Markets, Inc.

A. David Brown, 1996(1,4,5) Executive Consultant, Whitehead Mann - East Tower

William A. Dolan, II, 1988(3,4) Attorney, Of Counsel to Lucas and Gaus, Esq.

William C. Gray, D.V.M., 1992(5,6) Retired, formerly President, Newton Veterinary Hospital, Inc.

C. Edward Herder, CPCU, 1978(1,4,6) President, Chester H. Herder & Son, Inc., general insurance agency

William M. Kearns, Jr., 1975(2,5) Vice Chairman, Keefe Managers, Inc., money management, and President, W. M. Kearns & Co., Inc., a private investment company

Joan M. Lamm-Tennant, Ph.D., 1993(2,3) Senior Vice President, General Reinsurance and formerly Thomas G. Labrecque Endowed Chair in Business and Professor of Finance at Villanova University

S. Griffin McClellan III, 1980(1,2,4) Consultant, formerly Chairman, Crestmont Federal Savings and Loan Association

Gregory E. Murphy, 1997(1,2) Chairman, President and Chief Executive Officer, Selective Insurance Group, Inc.

William M. Rue, CPCU, 1977(1,2,5) President, Chas. E. Rue & Son, Inc., T/A Rue Insurance, general insurance agency

Thomas D. Sayles, Jr., 1988(1,2,3,5) Retired, Trustee, Drew University, formerly Chairman and Chief Executive Officer, The Summit Bancorporation

J. Brian Thebault, 1996(2,6) Chairman and Chief Executive Officer, L. P. Thebault Company, graphic communications

Officers

Gregory E. Murphy Chairman, President and Chief Executive Officer

James W. Coleman, Jr. Executive Vice President Diversified Insurance Services

Richard F. Connell Executive Vice President and Chief Information Officer

Thornton R. Land Executive Vice President Administration and General Counsel

Jamie Ochiltree, III Executive Vice President Insurance Operations

Carl R. Luthman Senior Vice President Facilities

Dale A. Thatcher Senior Vice President Finance, Chief Financial Officer and Treasurer

Ronald J. Zaleski, Sr. Senior Vice President and Chief Actuary

Debra P. Carter Vice President Human Resources

Sharon R. Cooper Vice President Director of Communications

Kerry A. Guthrie Vice President and Senior Investment Officer

Frances M. MacKillop Vice President Management Development

Kevin F. McCarthy Vice President and Director of Internal Audit and Compliance

John P. Whitehead Vice President

Jennifer W. DiBerardino Assistant Vice President and Assistant Treasurer

Malcolm G. Franklin Assistant Vice President and General Counsel Diversified Insurance Services

Michele Nieroda Schumacher Assistant Vice President Corporate Secretary and Corporate Counsel

Robert J. Schwarz Assistant Vice President and Divisional Controller

Date after name indicates year of original election

1  Member of the Executive Committee
2  Member of the Finance Committee
3  Member of the Audit Committee
4  Member of the Salary and Employee Benefits Committee
5  Member of the Committee on Directors
6  Member of the Conflict of Interest Committee

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

SRM Insurance Brokerage, LLC

Wantage Avenue Holding Company, Inc.

Regional Offices

Chesapeake Region Hunt Valley, Maryland 6 North Park Drive, Suite 200 Scott A. Hewitt, Vice President

Mid-America Region Columbus, Ohio 8800 Lyra Drive, Suite 200 Timothy J. Violand, Vice President

New Jersey Region Hamilton, New Jersey 1395 Yardville-Hamilton Square Road Edward F. Drag, II, Vice President

Northeast Region Branchville, New Jersey 40 Wantage Avenue Gregory J. Massey, Vice President

Pennsylvania Region Lehigh Valley, Pennsylvania 5050 Tilghman Street, Suite 250 William F. Igoe, III, Vice President

Southern Region Charlotte, North Carolina 3 Coliseum Centre 2550 West Tyvola Road, Suite 400 Ronald C. Leibel, Vice President

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

Consumer Health Network Plus, LLC One Cragwood Road South Plainfield, New Jersey 07080

FloodConnect, LLC 4 Gail Court Sparta, New Jersey 07871

PDA Software Services, Inc. 7701 College Boulevard Overland Park, Kansas 66210

Selective HR Solutions, Inc. 6920 Professional Parkway East Sarasota, Florida 34240

Properties

Situated on approximately 125 acres in Branchville, New Jersey, is our 315,000 square foot facility owned by Wantage Avenue Holding Company, Inc. All regional, information technology, service center, and subsidiary office locations, as indicated above, are leased.

Investor Information

Annual Meeting

Wednesday, May 8, 2002 Selective Insurance Group, Inc. 40 Wantage Avenue Branchville, New Jersey 07890

Investor Relations

Dale A. Thatcher Senior Vice President, Finance, Chief Financial Officer and Treasurer (973) 948-1774 investor.relations@selective.com

Website

Visit us at www.selective.com for information about Selective, including our latest financial news.

Dividend Reinvestment Plan

Selective Insurance Group, Inc. makes available to holders of its common stock an automatic dividend reinvestment and stock purchase plan.

For Information Contact:

EquiServe Trust Company, N.A.
PO Box 2500 Jersey City, New Jersey 07303-2500
(800) 446-2617

Stockholders' Information

Executive Office 40 Wantage Avenue Branchville, New Jersey 07890-1000 Telephone
(973) 948-3000

Registrar and Transfer Agent EquiServe Trust Company, N.A. PO Box 2500 Jersey City, New Jersey 07303-2500 (800) 446-2617

Auditors KPMG LLP 757 Third Avenue New York, New York 10017 (212) 758-9700

Common Stock Information

The Company's common stock trades on The Nasdaq National Market under the symbol: SIGI. As of December 31, 2001, there were approximately 4,492 registered stockholders.

Form 10-K

A copy of Form 10-K, as filed with the Securities and Exchange Commission, excluding exhibits, will be provided without charge (exhibits will be furnished to stockholders upon payment of reproduction and mailing expenses) upon request to:

Dale A. Thatcher Senior Vice President, Finance, Chief Financial Officer and Treasurer investor.relations@selective.com

Website

Visit us at www.selective.com for information about Selective, including our latest financial news.