Form 10-K, Exhibit 13
period 2002-12-31
SELECTIVE INSURANCE GROUP INC
filed 2003-03-19
CIK 230557

                                                                      EXHIBIT 13

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

CATASTROPHE LOSS -- a severe loss, usually involving many risks from one occurrence such as fire, hurricane, tornadoes, earthquake, windstorm, explosion and other similar events.

COMBINED RATIO -- a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

DIVERSIFIED INSURANCE SERVICES -- businesses providing fee-based revenues that contribute to earnings, increase cash flow, and help mitigate potential volatility in our insurance operating results. The three components of these operations are flood policy services, managed care services, and human resource administration outsourcing services. The businesses also provide additional opportunities for our agents to meet the comprehensive need of their business customers.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") -- accounting practices used in the United States of America set by the Financial Accounting Standards Board. Public companies follow these practices when preparing financial statements.

INCURRED BUT NOT REPORTED ("IBNR") RESERVES -- reserves for estimated losses which have been incurred by insureds but not yet reported to the insurer.

LOSS EXPENSES -- expenses incurred in the process of evaluating, defending and paying claims.

LOSSES AND LOSS EXPENSE RATIO -- the ratio of net losses and loss expenses to net premiums earned.

LOSSES AND LOSS EXPENSE RESERVES -- the amount of money an insurance company expects to pay for claim obligations and related expenses resulting from losses which have occurred and that are covered by insurance policies it has sold.

MANAGED CARE -- a method of controlling health care costs by using a network of medical professionals to provide care consistent with cost-efficient guidelines and protocols.

OPERATING INCOME -- this measure of income differs from net income by the exclusion of after-tax realized gains or losses on investment sales, as well as net income from discontinued operations. This measure is used by management and analysts to evaluate the profitability of recurring operations and is not intended to replace GAAP net income.

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

RETURN ON REVENUE -- a measurement of profitability that is calculated by dividing net income from continuing operations by total revenue.

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

STATUTORY SURPLUS -- the amount left after an insurance company's liabilities are subtracted from assets. Statutory surplus is not a figure based upon GAAP. Rather, it is based upon "statutory" accounting practices prescribed or permitted by state and foreign insurance regulators.

STATUTORY UNDERWRITING EXPENSE RATIO -- measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.

TREATY REINSURANCE -- a contract between two insurance companies for sharing the insurance coverage for a group of risks.

UNDERWRITING -- the insurer's process of reviewing applications submitted for insurance coverage, deciding whether to provide all or part of the coverage requested, and determining the applicable premiums.

UNDERWRITING RESULT -- may be underwriting profit or loss and represents premiums earned less insurance losses and loss expenses and underwriting expenses (determined on a GAAP or statutory basis). Also referred to as GAAP underwriting result or statutory underwriting result. This measure of performance is used by management and analysts to evaluate the profitability of underwriting operations and is not intended to replace GAAP net income.

UNEARNED PREMIUMS -- the portion of a premium representing the unexpired amount of the contract term as of a certain date. For example, a one-year policy sold January 1 would record nine months of unearned premium after the first quarter of the year.

WORKSITE EMPLOYEE -- the co-employer contractually assumes substantial employer rights, responsibilities and risks of its clients' employees.