Form 10-K, Exhibit 13
period 2003-12-31
SELECTIVE INSURANCE GROUP INC
filed 2004-03-02
CIK 230557

Glossary of Terms                                                     EXHIBIT 13

AGENT (INDEPENDENT INSURANCE AGENT) -- an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents commissions for business production.

ALTERNATIVE MARKET -- any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.

CATASTROPHE LOSS -- a severe loss, either natural or man-made, usually involving, but not limited to, many risks from one occurrence such as fire, hurricane, tornadoe, earthquake, windstorm, explosion, hail, severe winter weather, and terrorism.

COMBINED RATIO -- a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) -- accounting practices used in the United States of America set by the Financial Accounting Standards Board. Public companies follow these practices when preparing financial statements.

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

PREMIUMS EARNED -- earned premiums refer to premiums an insurance company has recorded as revenues during a specific accounting period. For example, a one-year policy sold January 1, would produce just three months' worth of "earned premium" in the first quarter of the year.

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

RETURN ON NET REVENUE -- a measurement of profitability that is calculated by dividing net income from continuing operations by total net revenue.

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