Form 10-K, Exhibit 13
period 2004-12-31
SELECTIVE INSURANCE GROUP INC
filed 2005-03-02
CIK 230557

Glossary of Terms	Exhibit 13

Accident Year - Accident year reporting focuses on the cost of the losses that occurred in a given year regardless of when reported.  These losses are calculated by adding all payments that have been made for those losses occurring in a given calendar year (regardless of the year in which they were paid) to any current reserve that remains for losses that occurred in that given calendar year.  For example, at December 31, 2004, the losses incurred for the 1998 accident year would be the payments made in years 1998 through 2004 relating to the losses that occurred in 1998 plus the reserve for 1998 occurrences remaining to be paid as of December 31, 2004.

Agent (Independent Insurance Agent) - an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents commissions for business production.

Alternative Market - any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.

Catastrophe Loss - a severe loss, either natural or man-made, usually involving, but not limited to, many risks from one occurrence such as fire, hurricane, tornado, earthquake, windstorm, explosion, hail, severe winter weather, and terrorism.

Combined Ratio - a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

Generally Accepted Accounting Principles (GAAP) - accounting practices used in the United States of America set by the Financial Accounting Standards Board. Public companies follow these practices when preparing financial statements.

Incurred But Not Reported (IBNR) Reserves - reserves for estimated losses which have been incurred by insureds but not yet reported to the insurer.

Loss Expenses - expenses incurred in the process of evaluating, defending and paying claims.

Losses and Loss Expense Ratio - the ratio of net losses and loss expenses to net premiums earned.

Losses and Loss Expense Reserves - the amount of money an insurance company expects to pay for claim obligations and related expenses resulting from losses which have occurred and that are covered by insurance policies it has sold.

Managed Care - a method of controlling health care costs by using a network of medical professionals to provide care consistent with cost-efficient guidelines and protocols.

Preferred Provider Organization (PPO) - a network of physicians, hospitals and other medical providers that have agreed, by contract, to discount their rates to members.  Participants are free to seek care from any physician or provider within the network, including specialists without a referral.  Members may also access non-contracted providers, but at a higher out-of-pocket cost.

Premiums Earned - earned premiums refer to premiums an insurance company has recorded as revenues during a specific accounting period. For example, a one-year policy sold January 1, would produce just three months' worth of "earned premium" in the first quarter of the year.

Premiums Written - the cost of insurance coverage, often described as "written." Written premiums refer to premiums for all policies sold during a specific accounting period.

Reinsurance - insurance coverage that insurance companies buy from reinsurance companies to limit their potential risk. All or part of a policy can be reinsured, as can entire types of business. Reinsurance "spreads the risk" among a number of insurance companies, reducing the impact of losses on individual companies and thereby allowing them to provide more insurance than they otherwise would be able to sell.

Return on Revenue - a measurement of profitability that is calculated by dividing net income from continuing operations by total revenue.

Risk - has two distinct and frequently used meanings in insurance. First, it can describe the chance that a claim loss will occur (similar to the commonly understood meaning of the word "risk"). Second, it can refer to the person or thing insured and is sometimes used as a synonym for "policyholder."

Statutory Accounting - accounting practices prescribed or permitted by state insurance departments. Insurance companies follow these practices when preparing annual statements. Statutory accounting stresses evaluation of a company's solvency.

Statutory Combined Ratio - a measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss. It is a combination of an underwriting expense ratio, a loss and loss expense ratio and dividends to policyholders ratio.

Statutory Premiums to Surplus Ratio - a statutory measure of solvency risk that is calculated by dividing the net statutory premiums written for the year by the ending statutory surplus. For example, a ratio of 1.5:1 means that for every dollar of surplus, the Company wrote $1.50 in premiums.

Statutory Surplus - the amount left after an insurance company's liabilities are subtracted from assets. Statutory surplus is not a figure based upon GAAP. Rather, it is based upon "statutory" accounting practices prescribed or permitted by state and foreign insurance regulators.

Statutory Underwriting Expense Ratio - measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.

Treaty Reinsurance  -  a contract between two insurance companies for sharing the insurance coverage for a group of risks.

Underwriting - the insurer's process of reviewing applications submitted for insurance coverage, deciding whether to provide all or part of the coverage requested, and determining the applicable premiums.

Underwriting Result - may be underwriting profit or loss and represents premiums earned less insurance losses and loss expenses and underwriting expenses (determined on a GAAP or statutory basis). Also referred to as GAAP underwriting result or statutory underwriting result. This measure of performance is used by management and analysts to evaluate the profitability of underwriting operations and is not intended to replace GAAP net income.

Unearned Premiums - the portion of a premium representing the unexpired amount of the contract term as of a certain date. For example, a one-year policy sold January 1 would record nine months of unearned premium after the first quarter of the year.

Worksite Employee - the co-employer contractually assumes substantial employer rights, responsibilities and risks of its clients' employees.